Form 20-F
period 2003-03-31
CSR LTD
filed 2003-07-09
CIK 928329

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

(Mark One)

☐ ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number: 0-24678

CSR LIMITED

ABN 90 000 001 276

(Exact name of Registrant as specified in its charter)

New South Wales, Australia

(Jurisdiction of incorporation or organization)

Level 1, 9 Help Street, Chatswood, New South Wales 2067, Australia

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares.

American Depositary Shares

evidenced by American Depositary Receipts, each representing four Ordinary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, fully paid	944,668,106

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17	☐	Item 18	☒

Rinker demerger from CSR

On March 28, 2003, the Federal Court of Australia approved the demerger of Rinker Group Limited (“Rinker”) from CSR Limited (“CSR”), after shareholders voted in favour of the demerger on March 25, 2003. Rinker was admitted to the official list of the Australian Stock Exchange (“ASX”) and its shares were quoted on the stock market conducted by the ASX, effective March 31, 2003 (on a deferred settlement basis). In accordance with the terms of the demerger, Rinker issued 944.7 million shares on April 11, 2003 to CSR shareholders.

The demerger process

On November 19, 2002, CSR announced a proposal to demerge Rinker from its building products, sugar and aluminium businesses. As a result of the demerger, CSR continues to hold its interest in its building products, sugar and aluminium businesses and Rinker holds Rinker Materials Corporation (“Rinker Materials”) and Readymix Holdings Pty Limited (“Readymix”), both of which were previously held within the CSR group.

The effect of the demerger was to split shares in CSR into separate investments in two Australian companies, both listed on the ASX:

•                    Rinker – a focused, heavy building materials group, comprising Rinker Materials in the United States and Readymix in Australia and China; and

•                    CSR – a diversified company with a portfolio of businesses comprising CSR Building Products (with operations in Australia, Asia and New Zealand), Aluminium and CSR Sugar.

The demerger has been effected through an Australian court-approved scheme of arrangement and associated capital reduction and dividend distribution.

The demerger occurred in two simultaneous stages. First, CSR reduced its share capital by A$0.84 per share and declared a notional cash dividend of A$0.69 per share. Second, under a scheme of arrangement effected by an order of the Federal Court of Australia and binding on all CSR shareholders and CSR, CSR shareholders agreed to purchase all the shares in Rinker utilizing as consideration their capital reduction and dividend entitlement from CSR. CSR shareholders received one Rinker ordinary share for each CSR share they held on the record date of April 4, 2003 (other than certain CSR shareholders, whose registered addresses were in places where the issuance of Rinker shares is not permitted or was impractical, who instead received the proceeds of sale of those Rinker shares).

For the demerger to proceed, approval was required from a majority in number of CSR shareholders present and voting, and holding at least 75 percent of the total number of CSR shares voted, at the shareholder’s meeting held to consider the demerger. The shareholders’ meeting was held on March 25, 2003 and 95.3 percent of shareholders who voted, representing 99.5 percent of shares voted, voted in favour of the demerger. The implementation of the demerger was also subject to the approval of the Federal Court of Australia considering the scheme of arrangement, which was approved on March 28, 2003. The approval of the ASX was also required in order to admit Rinker to the official list of the ASX and Rinker shares commenced trading on March 31, 2003 (on a deferred settlement basis).

Impact on the results of the CSR group in fiscal year 2003

As a consequence of the demerger of Rinker on March 28, 2003, CSR Limited recorded a gain (after tax) of A$1,492.7 million, which is included in CSR group’s net profit for fiscal year 2003 in the financial statements included elsewhere in this annual report. Key components of this gain include:

A$ millions
Fair value of Rinker group disposal(1)	4,573.0
Less:
Book value of consolidated net assets of Rinker group, excluding outside equity interests (A$16.9 million)	(3,023.8)
Demerger transaction costs	(74.2)
Profit from ordinary activities before finance and income tax impact	1,475.0
Income tax benefits	17.7
Net profit impact	1,492.7

(1)          The fair value of A$4,573.0 million was determined by taking the average Rinker share price for the period March 31, 2003 to April 14, 2003 of A$4.84 multiplied by the number of Rinker shares on issue immediately after the demerger.

Certain Definitions

The fiscal year for CSR ends on March 31.  As used throughout this annual report, unless otherwise stated or the context otherwise requires, the fiscal year ended March 31, 2003 is referred to as fiscal year 2003  or year ended March 31, and other fiscal years are referred to in a corresponding manner.  All other references to years relate to calendar years.

References to tonnes herein are to metric tonnes, each of which equals approximately 2,205 pounds or 1.102 short tons.  Measures of distance referred to herein are stated in kilometers, each of which equals approximately 0.62 miles.  Measures of area referred to herein are stated in square kilometers or hectares; one square kilometer equals 0.3861 square miles and one hectare equals 2.47 acres.  Measures of volume referred to herein are stated in litres, each of which equals approximately 0.26 United States gallons.

Estimates with respect to market size information represent the judgment of the CSR group, based on records and experience of CSR group entities as well as information available from industry and government publications and other sources.

Any discrepancies between totals and sums of components in tables contained in this annual report are due to rounding.

“9.55am hedge settlement rate” means the 9:55 a.m. hedge settlement rate at the end of each month in the period presented, as displayed on the Reuters financial news service.

“ADSs” means “American Depositary Shares”, each American Depositary Share representing four Ordinary Shares.

“ADRs” means “American Depositary Receipts” which may evidence any number of ADSs.

“associate” or “associated company” means in relation to CSR, an entity other than a consolidated entity, where CSR has the capacity to influence significantly the financial and operating policies of the entity.

“ASX” means the Australian Stock Exchange.

“Australian GAAP” means accounting principles generally accepted in Australia.

“consolidated entity” means an entity which CSR must consolidate under Australian GAAP.

“CSR” means CSR Limited, ABN 90 000 001 276, an Australian company.

“CSR group” means CSR and its consolidated entities.

“fiscal year” means a fiscal year of CSR  ended March 31.

“finance” means borrowing costs net of interest income.

“financial statements” means: (i) the audited consolidated statement of financial position of the CSR group as at March 31, 2003 and 2002; and (ii) the audited consolidated statements of financial performance, changes in shareholders’ equity and cash flows of the CSR group for each of the one-year periods ended March 31 for the years 2003, 2002, and 2001, together with accompanying notes included herein at pages F-1 to F-60.

“GST” means Australian goods and services tax.

“Kiewit” means Rinker Materials Western (formerly known as Kiewit Materials Company, a company incorporated in Delaware and acquired by Rinker Materials in September 2002).

“net profit” means the consolidated net profit attributable to members of CSR Limited.

“NY#11 raw sugar price” means New York Board of Trade Sugar 11, raw sugar price.

“option” means an option granted by CSR pursuant to the CSR Executive Share Option Plan.

“ordinary shares” means fully paid ordinary shares in the issued capital of CSR.

“profit margin” means profit from ordinary activities before finance and income tax divided by trading revenue.

“Readymix” means Readymix Holdings Pty Limited, ABN 87 099 732 297, an Australian company, and its consolidated entities.

“Rinker” means Rinker Group Limited, ABN 53 003 433 118, an Australian company.

“Rinker group” means Rinker and its consolidated entities.

“Rinker Materials” means Rinker Materials Corporation, a company incorporated in Georgia, and its consolidated entities.

“segment profit” means segment profit from ordinary activities before corporate costs, unallocated items, finance, demerger related items and income tax, as shown in Note 1 to the financial statements.

“segment profit margin” means segment profit divided by trading revenue.

“shares” means ordinary shares and partly paid shares.

“significant items” are those items which by their size, nature or incidence are relevant in explaining the financial performance of the CSR group, and as such are disclosed separately under Australian GAAP.

“total revenue” means trading revenue plus other revenue from ordinary activities plus dividend income from others plus interest income.

“trading revenue” means revenue received from customers (net of discounts, returns and allowances), including fees for services as agent, rents and royalties.

“US GAAP” means accounting principles generally accepted in the United States of America.

Forward-Looking Statements

This annual report contains a number of forward-looking statements and certain ongoing litigation or expected impact on the CSR group’s financial condition of such litigation.  Such statements can be identified by the use of forward-looking words such as “may”, “should”, “expect”, “anticipate”, “estimate”, “scheduled” or “continue” or the negative thereof or comparable terminology. CSR can give no assurances that the expected impact on financial condition, anticipated trading results or returns of entities in the CSR group will not differ materially from the statements contained in this annual report.

Such forward-looking statements are not guarantees of future results or performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of CSR, which may cause actual results of CSR group entities, or industry results to differ materially from those expressed or implied in the statements contained in this annual report.  Such factors include, among other things, the following:

•                    general economic and business conditions in Australia, New Zealand, Japan, Asia and other global economic influences;

•                    trends and business conditions in the Australian building and construction industries;

•                    trends and business conditions in the Australian and global aluminium, and sugar industries;

•                    competition from other suppliers in the industries in which the CSR group operates;

•                    the potential loss of major customers or suppliers;

•                    costs and availability of raw materials;

•                    changes in the CSR group entities’ strategies and plans regarding acquisitions, dispositions and business development;

•                    risks associated with ongoing litigation in the United States and Australia from claimants alleging personal injuries due to exposure to asbestos; and

•                    compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to the entities of the CSR group.

The foregoing list of factors is not exhaustive.  When relying on forward-looking statements to make decisions with respect to investing in CSR shares, you should carefully consider the foregoing factors and other uncertainties and potential events. CSR does not undertake to update any forward looking statement, whether written or oral, that may be made from time to time by CSR or on CSR’s behalf.

For a discussion of certain of these factors, see “Item 3. Key Information”, “Item 4. Information on the CSR group”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Part I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Currency of Presentation and Exchange Rates

The CSR group publishes its financial statements in Australian dollars.  In this annual report, unless otherwise specified herein or the context requires, references to “US$” or “US dollars” are to United States dollars and references to “$” or “A$” are to Australian dollars. Certain CSR subsidiaries outside of Australia maintain financial records in foreign currencies, primarily US dollars.

For the purposes of the financial statements presentation, CSR group transactions that occur in foreign currencies are translated into Australian dollars at the 9:55 a.m. hedge settlement rate at the end of each month in the period presented and balances are translated into Australian dollars at the 9:55 a.m. hedge settlement rate at period end, consistent with the requirements of Australian GAAP and US GAAP.

Unless otherwise stated, the following average rates, expressed in US$ per A$1.00, have been used to translate the statement of financial performance and statement of cash flows of CSR’s United States-based subsidiaries:

Year ended March 31, 2003	0.5654
Year ended March 31, 2002	0.5112
Year ended March 31, 2001	0.5524

Unless otherwise stated the following year end rates, expressed in US$ per A$1.00, have been used to translate the statement of financial position of CSR’s United States-based subsidiaries:

As at March 31, 2003	0.6006
As at March 31, 2002	0.5285

For the convenience of the reader, this annual report contains translations of certain Australian dollar amounts back into US dollars at the rate of US$0.6045 = A$1.00 which is the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on March 31, 2003.  This is a “convenience” translation only and should not be taken as an indication of the underlying US$ translation rate (for example, the purchase price of the Kiewit acquisition, which occurred in September 2002, was converted to Australian dollars at the exchange rate prevailing at the end of September 2002. The resulting acquisition cost was then translated back at the “convenience“ rate of US$0.6045 = A$1.00).

The following table sets forth, for each of the CSR group’s fiscal years indicated and for the most recent months, the high, low, average and period-end Noon Buying Rates for Australian dollars expressed in United States dollars per A$1.00.

Year ended March 31	At Period End	Average Rate(1)	High	Low

1999	0.6340	0.6177	0.6613	0.5550
2000	0.6062	0.6446	0.6713	0.6017
2001	0.4881	0.5471	0.6005	0.4881
2002	0.5333	0.5124	0.5362	0.4828
2003	0.6045	0.5649	0.6161	0.5270
Month of
December 2002	0.5625	0.5624	0.5660	0.5589
January 2003	0.5860	0.5829	0.5922	0.5629
February 2003	0.6075	0.5955	0.6075	0.5843
March 2003	0.6045	0.6015	0.6161	0.5905
April 2003	0.6262	0.6100	0.6262	0.5970
May 2003	0.6513	0.6468	0.6585	0.6298
June (through June 23, 2003)	0.6643	0.6646	0.6729	0.6564

(1)   The average of the Noon Buying Rates on the last day of each month during the year or the average for each day of the stated month, as applicable.

On June 23, 2003, the Noon Buying Rate was A$1.00 = US$0.6643

The Australian dollar is convertible into United States dollars at freely floating rates and there are currently no restrictions on the flow of Australian currency between Australia and the United States.

A.  Selected Financial Data

The following table presents selected consolidated financial information of the CSR group.  This table should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the financial statements that are included elsewhere in this annual report.

The statement of financial position (formerly balance sheet) data as of March 31, 2003 and 2002 and statement of financial performance (formerly profit and loss statement) data for fiscal years ended March 31, 2003, 2002 and 2001 set forth below have been derived from, and are qualified in their entirety by reference to, the financial statements.  The statement of financial position data as of March 31, 2001, 2000 and 1999 and statement of financial performance data for the years ended March 31, 2000 and 1999 set forth below have been derived from the audited financial statements of the CSR group, which are not included herein.

The financial statements, prepared in accordance with accounting principles generally accepted in Australia (“Australian GAAP”), differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). See Note 39 to the financial statements for a description of the principal differences between Australian GAAP and US GAAP as they relate to the CSR group and a reconciliation of net profit and shareholders’ equity for the years and as at the dates therein indicated.

		2003(1)	2003	2002	2001	2000	1999
s	(Dollars in Millions, Except Per Share Data and Employees)
		US$	A$	A$	A$	A$	A$
Statement of Financial Performance Data
Trading revenue		4,403	7,283	6,985	6,424	6,419	6,507
Operating profit		560	927	899	879	867	706
Profit from ordinary activities before finance and income tax		1,480	2,449	926	980	804	693
Borrowing costs net of interest income (“finance”)		(64)	(105)	(107)	(132)	(82)	(126)
Income tax expense relating to ordinary activities		(161)	(266)	(244)	(179)	(214)	(191)
Net profit attributable to outside equity interests		(14)	(24)	(22)	(35)	(37)	(25)
Net profit attributable to members of CSR	(2)	1,241	2,054	553	634	472	351

Statement of Financial Position Data
Total assets		1,654	2,736	7,950	8,462	6,883	7,250
Total liabilities		959	1,587	3,846	4,381	3,064	3,637
Contributed equity		556	920	2,139	2,322	2,647	2,641
Net assets		695	1,149	4,104	4,081	3,819	3,613

Per Share Data
Weighted average number of ordinary shares (basic) - in millions	(3)	937.7	937.7	944.8	1,003.3	1,036.4	1,034.5
Weighted average number of ordinary shares (diluted) - in millions		939.8	939.8	955.6	1,018.8	1,051.9	1,042.0
Basic earnings per share	(4)	1.32	2.19	0.59	0.63	0.45	0.34
Diluted earnings per share	(4)	1.32	2.19	0.58	0.62	0.45	0.34
Dividends provided for or paid per share		0.07	0.11	0.24	0.23	0.23	0.23

Other
Total revenue	(5)	7,295	12,068	7,195	7,038	7,301	6,759
Net profit from continuing operations	(6)	108	179	224	409	183	134
Basic earnings per share from continuing operations	(6)	0.12	0.19	0.24	0.41	0.18	0.13
Diluted earnings per share from continuing operations	(6)	0.12	0.19	0.23	0.40	0.17	0.13
Capital expenditure (on accruals basis)		813	1,345	584	1,660	538	606
Depreciation and amortization		285	472	453	415	364	371
Employees at fiscal year end		4,546	4,546	16,057	16,134	17,104	17,802

		2003(1)	2003	2002	2001	2000	1999
Amounts in accordance with US GAAP	(Dollars in Millions, Except Per Share Data)
		US$	A$	A$	A$	A$	A$
Statement of Financial Performance Data
Trading revenue		4,403	7,283	6,985	6,424	6,419	6,507
Operating profit		620	1025	869	893	871	698
Net profit from continuing operations	(6)	9	15	202	464	139	94
Net profit attributable to members of CSR		252	417	530	673	441	313

Statement of Financial Position Data
Total assets		1,583	2,619	7,759	8,152	6,524	6,837
Contributed equity		567	938	2,127	2,296	2,615	2,606
Net assets		629	1,040	3,955	3,941	3,680	3,429

Per Share Data
Basic earnings per share from continuing operations	(6)	0.01	0.02	0.21	0.46	0.13	0.09
Basic earnings per share	(4)	0.27	0.45	0.56	0.67	0.43	0.30
Diluted earnings per share from continuing operations	(6)	0.01	0.01	0.21	0.46	0.13	0.09
Diluted earnings per share	(4)	0.26	0.44	0.56	0.67	0.43	0.30
Dividend declared per share		0.15	0.24	0.23	0.23	0.23	0.22

(1)          For convenience of the reader, the selected financial data have been translated at the Noon Buying Rate on March 31, 2003 of US$0.6045 = A$1.00. This is not necessarily the same rate at which underlying transactions are translated from US$to A$, as discussed above under “Currency of Presentation and Exchange Rate”.

(2)          As a consequence of the demerger of Rinker on March 28, 2003, CSR recorded a gain of A$1,492.7 million, which is included in the Australian GAAP financial measure net profit attributable to members of CSR. CSR management believes that the comparison of CSR’s financial performance in fiscal year 2003 to prior periods is enhanced by also comparing net profit attributable to members of CSR excluding the gain of A$1,492.7 million resulting from the demerger as follows:

	2003	2003	2002	2001	2000	1999
	(Dollars in Millions)
	US$	A$	A$	A$	A$	A$
Net profit attributable to members of CSR	1,241	2,054	553	634	472	351
Net profit arising as a result of the demerger	902	1,493	—	—	—	—
Net profit attributable to the members excluding the effect of the demerger	339	561	553	634	472	351
Earnings per share excluding the effect of the demerger	0.36	0.60	0.59	0.63	0.45	0.34

Key components of the gain resulting from the demerger include:

A$ millions
Fair value of Rinker group disposal (a)	4,573.0
Less:
Book value of consolidated net assets of Rinker group, excluding outside equity interests (A$16.9 million)	(3,023.8)
Demerger transaction costs	(74.2)
Profit from ordinary activities before finance and income tax impact	1,475.0
Income tax benefits	17.7
Net profit impact	1,492.7

(a) The fair value of A$4,573.0 million was determined by taking the average Rinker share price for the period March 31, 2003 to April 14, 2003 of A$4.84 multiplied by the number of Rinker shares on issue immediately after the demerger.

“Earnings per share excluding the effect of the demerger” is calculated using “net profit excluding the effect of the demerger”, explained in this footnote, divided by the weighted average number of ordinary shares issued and outstanding during the fiscal year as described in footnote (3)  below.

(3)          Weighted average number of ordinary shares (basic) is calculated based on the average number of shares on issue on each day of the financial year. Weighted average number of ordinary shares (diluted) is calculated based on the average number of shares on issue on each day of the financial year after deducting the number of shares that could be purchased (at average share price for the year) from the proceeds, if all outstanding stock options were exercised and converted into ordinary shares.

(4)          Based on the weighted average number of ordinary shares issued and outstanding during the fiscal year.

(5)          As disclosed in “Certain Definitions”, total revenue under Australian GAAP is computed as trading revenue plus other revenues from ordinary activities plus dividend income plus interest income.

(6)          “Net profit from continuing operations “ represents the net profit attributable to the members of CSR under Australian GAAP and US GAAP, excluding the net profit impact as a result of the demerger as described in footnote (2) above, and after deducting net profit attributable to the businesses which CSR transferred to Rinker as a result of the demerger and Timber businesses sold by CSR in prior years.

“Basis earnings per share from continuing operations” is calculated using “net profit from continuing operations”, explained in this footnote, divided by the weighted average number of ordinary shares (basic).

“Diluted earnings per share from continuing operations” is calculated using “net profit from continuing operations”, explained in this footnote, divided by the weighted average number of ordinary shares (diluted).

Details of differences between Australian GAAP and US GAAP are included in note 39 to the financial statements included elsewhere in this annual report.

B.            Capitalization and Indebtedness

Not applicable

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

CSR group entities are subject to various risks resulting from changing economic, political, social, industry, business and financial conditions, particularly in Australia and the global markets where CSR group entities sell their products.  Certain of these risks are described below.  CSR group entities could also be subject to other risks that management has not anticipated.

CSR group is exposed to Australian non-civil building and construction activity levels and the CSR group’s revenues and profits in future periods may fluctuate with the cycle.

The financial performance of CSR Building Products, which accounted for 4.9% of CSR group’s profit from ordinary activities before finance and income tax (and 38% of segment profit of continuing businesses, as described in the table of segment results on page 22) in the year ended March 31, 2003, is influenced by activity levels within the Australian non-civil building and construction industry. In particular, CSR Building Products has a high exposure to the Australian new residential building segment. Activity levels tend to follow a cyclical trend and are heavily influenced by economic, demographic and other factors. Reduced activity levels may decrease sales volumes and place downward pressure on pricing and profit.

CSR group is exposed to fluctuations in aluminium prices and the CSR group’s revenues and profit in future periods may fluctuate with the price fluctuations.

The financial performance of CSR’s aluminium business, which accounted for 5.2% of CSR group’s  profit from ordinary activities before finance and income tax (and 40% of segment profit of continuing businesses, as described in the table of segment results on page 22) in the year ended March 31, 2003, is exposed to fluctuations in aluminium prices, as sales are priced on the basis of the world aluminium price plus a smaller negotiated premium for each product sold. Aluminium prices are influenced by a series of factors including global production levels, world economic growth and by shifts in construction and industrial activity. Historically, aluminium prices have been volatile, with prices per tonne varying between a low of US$1,163 and a high of US$1,739 in the five years ended March 31, 2003.  Global price movements, after hedging by CSR group, may impact Aluminium’s revenues and profits.  Details of hedging of aluminium prices by CSR are set out in “Item 11 – Quantitative and Qualitative Disclosures about Market Risks”.

CSR Sugar is exposed to fluctuations in raw sugar prices and the CSR Sugar’s revenues and profits in future periods may fluctuate with the price fluctuations.

The financial performance of CSR Sugar, which accounted for 2.9% of CSR group’s profit from ordinary activities before finance and income tax (and 22% of segment profit of continuing businesses, as described in the table of segment results on page 22) in the year ended March 31, 2003, is exposed to fluctuations in the NY#11 raw sugar price. NY#11 sugar prices are highly sensitive to changes in supply which are influenced by, among other things, climatic uncertainties, the production decisions of major exporters such as Brazil and changes in foreign government agricultural and trade policies. Global price movements may impact CSR Sugar’s revenues and profits. Details of the historical sugar price movement are included in “Item 5A – Management discussion and analysis of financial results”.

CSR Sugar is exposed to variations in the size of the Queensland sugarcane crop. CSR Sugar’s revenues and profits in future periods may fluctuate with the size of the crop.

The financial performance of CSR’s sugar milling operations which accounted for 1.5% of CSR group’s profit from ordinary activities before finance and income tax (and 12% of segment profit of continuing businesses, as described in the table of segment results on page 22) for the year ended March 31, 2003 are exposed to variations in the size of the Queensland sugarcane crop. The size of the sugarcane crop is affected by uncertainties such as weather conditions, crop disease and pests. The size of the sugar crop may influence CSR Sugar’s revenues and profits. Details of the sugar cane crop appear in “Item 5A – Management discussion and analysis of financial results”.

CSR group could be adversely impacted by changes in the structure and competitive dynamics of industries in which it operates, which could impact CSR group’s revenues and profits in future periods.

There is a risk that the businesses that continue to be conducted by CSR group following the demerger may be adversely impacted by material changes to the structure or competitive dynamics of the industries in which they operate.

Building products industry

The entry of new participants into the Australian building products industry or product group expansion by existing industry participants could increase competition levels within CSR Building Products’ market segments. This could have a material adverse impact on pricing and margins. Buckeridge Group Company Pty limited (“BGC”), for example, has been expanding from its home base in Western Australia to the east coast market. Recently BGC announced that it would enter the Australian plasterboard market, and is currently commissioning a plasterboard plant in Western Australia. It has also announced that it is considering constructing a brick plant in Western Australia. While CSR Building Products does not currently compete in the Western Australian brick market, it could be adversely impacted by displaced Western Australian brick volumes entering the Australian east coast market. CSR Building Products’ sales volumes could also be adversely impacted by any product substitution away from its existing product lines.

Aluminium industry

One of the relatively recent developments in the world aluminium industry has been China’s shift from a net importer of aluminium to a net exporter as new capacity has been introduced. The impact of this shift on CSR’s aluminium business is difficult to assess as the volume and timing of new capacity is being accompanied by closures of capacity in China and other producer countries, and growth in demand for aluminium, particularly in China. There is a risk that these developments may have a long term adverse impact on aluminium prices and Aluminium’s revenues and profits.

Currently, almost all aluminium is produced in potlines using consumable carbon anodes. However, there are a number of producers seeking to develop inert anodes or other technologies to reduce the cost of aluminium production. Accordingly, there is also a risk that the development of a lower-cost smelting technology by a competitor could alter the cost dynamics of the industry to the detriment of Aluminium’s revenues and profits.

Sugar industry

There is currently a surplus of sugar refining capacity in Australia. This could lead to more intense competition and lower returns within the domestic refined sugar market affecting CSR Sugar’s revenues and profits. In addition, there is a risk of losing sugarcane supply due to failures in future industry restructuring and continued sugar price declines causing a fall in the number of sugarcane growers affecting crop size and cane prices, adversely impacting CSR Sugar’s revenues and profits.

CSR group could be affected by movements in interest rates.  If interest rates rise, borrowing costs may be higher and higher interest rates may adversely affect building activity levels.

CSR group’s external net debt at March 31, 2003 was A$225.9 million. Accordingly, movements in interest rates may impact CSR group’s debt servicing obligations and profits. An increase in interest rates may also reduce building and construction activity levels in both the residential and commercial segments of the market. This could have an adverse impact on the financial performance of CSR group, through its

CSR Building Products business. Details of interest rate risk are included in “Item 11 – Quantitative and Qualitative Disclosures on Market Risks”.

CSR group will be exposed to the effects of fluctuations in exchange rates.  If the A$ continues to strengthens relative to key international currencies, reported revenues and profits may fall.

CSR’s financial performance is influenced by fluctuations in exchange rates, primarily through its exposure to international sugar and aluminium prices.

The majority of the raw sugar produced by CSR Sugar is sold on the global market by Queensland Sugar Limited (“QSL”). As a majority of QSL sales are in US$, CSR Sugar is exposed to volatility in exchange rates between A$ and US$. CSR Sugar will also be indirectly exposed to fluctuations in the Brazilian currency. As Brazil is the world’s largest sugar exporter, changes in its sugar production and export volumes may have a material impact on world sugar prices. A depreciation in the Brazilian currency relative to the US$ would increase the NY#11 sugar price in Brazilian currency terms. This may result in increased volumes of Brazilian sugar exports on world markets and downward pressure on prices, adversely affecting CSR’s revenues and profits.

Sales by CSR’s aluminium business are priced in US$. Subject to any hedging, an appreciation of the A$ relative to the US$ will decrease A$ denominated revenue and earnings. As noted under the caption “Item 3. Key Information – Currency of Presentation and Exchange Rates”, the CSR group publishes its financial statements in Australian dollars. Since March 31, 2003, the Australian dollar has continued to strengthen relative to the US $. Details of currency risk exposures are included in “Item 11 – Quantitative and Qualitative Disclosures on Market Risks”.

CSR is a defendant in asbestos litigation. If actual future liabilities exceed the current provisions future profits may be negatively impacted.

CSR’s financial statements include a provision for the present value of anticipated compensation payments and legal costs arising from asbestos related personal injury claims in Australia and the United States. The provision is discounted under Australian Accounting Standard AASB 1044, “Provisions, Contingent Liabilities and Contingent Assets (“AASB 1044”) at a pre-tax rate that reflects the time value of money and the risks specific to the liability. CSR currently discounts its asbestos provision at the notional long-term government bond rates. In addition the cost to CSR in A$ of United States liabilities will vary with fluctuations in the exchange rate between the A$ and US$. CSR cannot determine with certainty the amount of its ultimate liability with respect to asbestos claims, nor their effect on net profit or loss in future reporting periods. CSR’s asbestos provision is reviewed and, if necessary, adjusted at each accounting period. It is possible that, in the future, CSR’s anticipated liabilities may change and that exchange rates or interest rates may fluctuate in a way that requires CSR to increase its asbestos provisions, thus adversely impacting CSR’s profit. Details of CSR’s liability to asbestos related claims are included in “Item 8 – Financial Information – Legal Proceedings” and Note 38 to the financial statements included elsewhere in this annual report.

CSR group’s operations may be disrupted by failures in its facilities which could impact on future revenues and profits.

The manufacturing facilities of CSR group businesses could be disrupted for reasons beyond their control. These disruptions may include extremes of weather, fire, natural catastrophes, supplies of materials or services, system failures, workforce actions or environmental issues. Any significant manufacturing disruptions could adversely affect the ability of CSR group businesses to make and sell products, which could impact on the CSR group’s future revenues and profits. CSR’s aluminium investment, in particular, is dependent on the continuing operation of one smelter. CSR Aluminium segment profit represented 40% of the segment profit of CSR group’s continuing businesses in fiscal year 2003, as described in the table of segment results on page 22. The smelter has significant fixed costs that will continue to be payable even if the smelter is not operating. Disruption in the operation of the smelter could result in reduced revenues, increased costs and therefore reduced profits.

CSR group may be required to provide further funds to cover the defined benefit program of its superannuation funds, which may have an impact on future profits.

CSR group’s two existing superannuation funds provide both defined benefits and accumulated benefits. There is a risk that, in the future, changes in the value of either funds’ assets, changes in actuarial determinations of the funds’ liabilities or changes to government legislation could require CSR to increase the current level of its contributions to either fund, reducing CSR group’s profits. CSR group has only a limited ability to terminate or reduce its obligations to contribute to the Harwood Superannuation Fund (formerly CSR Australian Superannuation Fund). Details of defined benefit plans are included in “Item 5: - Details of defined benefits pension plans”.

CSR group’s operations could be adversely impacted by urban encroachment which could disrupt operation and have a negative impact on future revenues and profit.

CSR group has a number of operating sites that are located close to urban centres. Further urban encroachment on these sites and concerns over noise, dust and traffic could result in certain of the businesses, particularly those of CSR Building Products, being curtailed or stopped. This could adversely impact CSR group’s revenues and cost of operations and therefore profits.

The CSR group’s businesses are subject to environmental risks and changes in environmental regulations which could have an adverse impact on future financial performance.

The CSR group’s operations are subject to extensive environmental laws and regulations. Failure to comply with environmental regulations such as noise pollution and Environmental Protection Authority (“EPA”) requirements could result in increasing costs or fines for CSR.

Environmental liabilities, if incurred, could have an adverse impact on the CSR group’s financial performance and condition. Stricter environmental laws and regulations, or stricter interpretation and enforcement of existing laws or regulations, may impose new liabilities on the CSR group or result in the need for additional investments in pollution control equipment, either of which could result in a decline in CSR group’s profitability.

The Australian Government may levy additional carbon taxes which, among other things, could increase the cost of electricity produced using fossil fuels. Electricity is a major cost for the Tomago aluminium smelter joint venture (“Tomago”). If such additional taxes were imposed in Australia, they could substantially increase the production costs of the smelter and reduce its competitiveness compared to smelters in countries with lower carbon taxes or smelters not powered by fossil fuels.

Scientific research has indicated that levels of plant nutrients and sediment have increased in rivers draining into coastal waters between the Great Barrier Reef and the North Queensland mainland, as a result of land use changes. The Great Barrier Reef Marine Park Authority is developing a comprehensive strategy to deal with pollutants from land based water run off (as well as from ships). There is a risk that land use constraints required by the government to ensure good environmental management may limit the size of the sugarcane crop ultimately available for CSR Sugar’s raw sugar mills, reducing revenues or increasing costs.

Occupational health and safety risks may have an impact on CSR group’s future productivity and financial performance.

CSR group entities’ operations are subject to operating risks associated with building materials plants, aluminium smelters, sugar mills and ethanol distilleries, including the related storage and transportation of raw materials, products and wastes. These hazards include storage tank leaks and ruptures, explosions, discharges or releases of hazardous substances, manual handling, exposure to dust and the operation of mobile equipment and manufacturing machinery.

Such operating risks can cause personal injury and property damage, and may result in the imposition of civil and criminal penalties. The occurrence of any of these events may have an adverse effect on the productivity and profitability of a particular manufacturing facility and the operating results of CSR group entities.

Crystalline silica dust and its control have been identified as an occupational health issue in CSR Building Products’ operations in Australia. CSR Building Products uses raw materials containing silica in factories, which manufacture roof tiles, bricks and pavers, fibre cement, aerated lightweight concrete, and insulation. CSR Building Products may face future costs of engineering and compliance to meet new standards relating to crystalline silica since the risk is now perceived to be higher than previously thought by regulatory agencies in Australia.

Labour disputes between CSR group entities and its unions could disrupt CSR group’s operations, which could have an adverse impact on CSR group’s future financial performance.

CSR group’s production and maintenance employees are eligible for membership in trade unions. These employees are generally covered by collective bargaining agreements and awards, which periodically come up for renegotiation and renewal. Disputes with trade unions could lead to industrial action that could disrupt CSR group’s operations, raise costs and reduce CSR group’s revenues and profits. Any such disruptions to the operation of CSR group entities may adversely affect CSR group’s financial performance and condition.

If Rinker fails to pay CSR group entities under the indemnification agreement entered into between Rinker and CSR in connection with the demerger, CSR may be liable to make payments to third parties that could have an adverse impact on CSR group’s profits.

Rinker has granted CSR, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by CSR’s insurance) arising from any claim made against any of them arising from any actions or omissions, including negligence and other alleged torts, breach of contract or law or any other act committed, omitted or done by Rinker or any of the businesses being conducted by members of the Rinker group after the demerger (or businesses that would have been conducted by any member of the Rinker group after the demerger except that those businesses have been closed before the demerger), regardless of when the liability or loss to which the claim relates arises. If Rinker fails to pay CSR group entities under this indemnification agreement, CSR may be liable to make payments to third parties that could have an adverse impact on CSR group’s profits.

Further, CSR has agreed to indemnify Rinker, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries against liability incurred by them arising from any claim made against them arising from a failure of the demerger booklet, Rinker’s listing memorandum to the ASX or marketing or other material distributed or published in connection with the demerger (including any associated refinancing) to comply with any applicable legal requirement where the failure is caused by, or arises out of, information about the businesses which are to be conducted by any member of the CSR group after the demerger(or businesses that would have been conducted by any member of the CSR group after the demerger except that those businesses have been closed before the demerger).

General risks associated with investing in shares may impact the value of CSR’s ordinary shares

As a result of the demerger, CSR is smaller than it was previously and has reduced earnings diversification. As a result, the cyclical nature of its product markets may result in CSR having more volatile earnings than before the demerger.

The relatively smaller size of CSR may also mean that litigation against it will have a more significant effect on the CSR group’s financial position and share price than it would on the financial position and share price of CSR before the demerger.

Also, CSR has a significantly different business profile following the demerger so that the trading history of CSR shares is not directly relevant to future trading of CSR shares. The price of CSR shares will be subject to many influences that may affect the broad trend in the stock market or the share prices of individual companies. There can be no assurance that an active trading or liquid market will continue for CSR shares. The price at which CSR shares trade on ASX may be affected by a number of factors unrelated to CSR’s financial and operating performance and over which CSR has no control. Factors such as currency exchange rates, product prices, the level of industrial production, changes in government fiscal, monetary and regulatory policy, investor attitudes, stock market fluctuations in Australia and other stock markets around the world, changes in interest rates and inflation, and variations in general market or economic conditions could all have an adverse effect on the price of CSR shares.

Item 4.    Information on the CSR group

The discussion below contains certain forward-looking statements.  See “Forward-Looking Statements” on page 8.

Estimates with respect to market size information represent the judgment of the management of CSR, based on records and experience of CSR and its subsidiaries, or CSR group, as well as information available from industry and government publications and other sources.

A.           History and development of the company

CSR was incorporated in New South Wales, Australia in 1887 as the Colonial Sugar Refining Company and operates under the Corporations Act 2001.  The company name was changed to CSR in 1973.  As at March 31, 2003, following the demerger, CSR was the 65th largest listed Australian company on the ASX, as measured by its share market capitalization of A$1,512 million.  CSR’s headquarters are at Level 1, 9 Help Street, Chatswood, New South Wales, 2067 Australia.  The telephone number is (61-2) 9235-8000.

CSR is a diversified company with a portfolio of businesses comprising CSR Building Products (with operations in Australia, Asia and New Zealand), Aluminium and CSR Sugar.

On November 19, 2002, CSR announced a proposal to demerge Rinker, from its building products, sugar and aluminium businesses. On March 28, 2003, the Federal Court of Australia approved the demerger. On March 31, 2003, Rinker shares commenced trading on the ASX (on a deferred settlement basis). In accordance with the terms of the demerger, Rinker issued 944.7 million shares on April 11, 2003. For additional information on the demerger of Rinker from CSR, see the discussion under the caption “Rinker demerger from CSR” elsewhere in this annual report.

For fiscal year 2003, the CSR group had trading revenue of A$7,283 million and net profit attributable to members of CSR of A$2,054 million.  Included in CSR group’s net profit is a gain of A$1,493 million related to transactions associated with the demerger and a net profit of $561 million related to ordinary trading activities.  As at March 31, 2003, following the demerger, CSR group entities employed 4,546 people worldwide at some 57 production sites and manufacturing facilities, and other trading and distribution locations, in Australia and Asia, including China, Malaysia, Singapore and Indonesia.  In fiscal year 2003, 58 percent of trading revenue was derived from sales by Rinker Materials in North America, 40 percent from Australia and 2 percent from Pacific Rim countries.  CSR had approximately 109,823 shareholders on record at March 31, 2003.

During the last five years, CSR group entities have built shareholder value with three primary strategies:

•                    Performance Improvement - Profit margin, which is profit from ordinary activities before finance and income tax divided by trading revenue, increased from 11 percent in fiscal year 1999 to 34 percent in fiscal year 2003. Excluding the gain of A$1,475 million from demerger related transactions, profit margin was 13 percent in fiscal year 2003.  Operational improvements have increased efficiency and reduced costs by more than an estimated A$500 million in five years.

•                    Rationalization and Industry Restructuring - CSR group entities have sold under-performing or non-strategic businesses during the last four years.  Disposals include the Timber Products business, CSR’s interest in Gove Aluminium Limited bauxite mining and alumina production, and the AWP contract mining business.

•                    Growth - Capital expenditure by Rinker Materials in the United States has totalled over A$3.2 billion over the last three years.  Rinker Materials acquired businesses and new assets valued at about A$1.2 billion in fiscal year 2003 following A$0.4 billion in fiscal year 2002 and A$1.5 billion in fiscal year 2001, and has continued to acquire “bolt-on” businesses and build new or upgraded plants and equipment in the construction materials businesses.

Major acquisitions in the last three fiscal years include the following acquisitions by Rinker Materials:

•                    American Limestone Company (A$352.8 million – June 2000);

•                    Wilson Concrete Company (A$120.4 million – June 2000);

•                    Florida Crushed Stone Company (A$597.8 million – July 2000); and

•                    Kiewit Materials Company (A$996.9 million – September 2002).

More detailed information regarding the strategic acquisitions, divestitures and capital expenditure by the CSR group entities is provided below in the discussion of each segment and below under “Acquisitions and Divestitures”.

B.  Business Overview

For the year ended March 31, 2003, the CSR group was organized into four divisions: Readymix (Australia and Asia), Building Products Division (Australia, New Zealand and Asia), Sugar Division and Aluminium Division, plus Rinker Materials in North America. A description of these divisions and Rinker Materials is included below. The CSR group continuing businesses are those businesses that are a part of the CSR group following the demerger. The Rinker group businesses are those businesses that are a part of the Rinker group following the demerger. For additional financial information regarding segments and geographical areas, see Note 1 to the financial statements.

Segment Operating Results

	CSR Group Business Segment Revenues And Segment Profit(1) A$ Millions Year Ended March 31,
	2003		2002		2001
	Trading Revenue	Segment(1) Profit	Trading Revenue	Segment(1) Profit	Trading Revenue	Segment(1) Profit
CSR Group continuing businesses
Building Products	896	120	806	109	860	86
Aluminium(2)	447	126	443	110	520	447
Sugar	708	71	694	74	529	16
Total CSR continuing businesses	2,051	317	1,943	293	1,909	549

Rinker group businesses
Rinker Materials Corporation	4,218	592	4,116	598	3,590	496
Readymix	1,014	120	926	57	923	6
Total Rinker group (excluding corporate overhead allocations)	5,232	712	5,042	655	4,513	502

Other unallocated items(3)	—	(55)	—	(22)	2	(71)

Demerger impact(4)	—	1,475	—	—	—	—
Total CSR group	7,283	2,449	6,985	926	6,424	980

(1)          The sum of segment profit for each segment, other unallocated items (see footnote (3)) and demerger impact (see footnote (4)) agrees to “Profit from ordinary activities before finance and income tax” for the CSR group (as shown on the face of the statement of financial performance included in the financial statements presented elsewhere in this annual report).

(2)          Segment profit in fiscal year 2001 includes A$235.4 million on the sale of CSR group’s interest in Gove Aluminium Limited.

(3)          Other unallocated items includes corporate costs and items not specifically attributed to business segments.

(4)          Total CSR group includes both the CSR group businesses post demerger and the Rinker group businesses. Segment profit for purposes of the business segment analysis does not include the pre tax gain of A$1,475 million in fiscal year 2003 relating to the demerger, which is attributable to the demerger of Rinker group entities and does not relate to the trading activity of any individual segment.

Trading Revenue by Geographic Areas

	Year Ended March 31,
	2003		2002		2001
	A$ million	Area %	A$ million	Area %	A$ million	Area %
Australia domestic	1,944	27%	1,762	25%	1,780	28%
Australia export	954	13%	957	14%	922	14%
North America	4,217	58%	4,116	59%	3,590	56%
New Zealand	42	—	31	—	30	—
Asia	126	2%	119	2%	102	2%
Total	7,283	100%	6,985	100%	6,424	100%

Strategy

CSR’s management team is strongly focused on building value for shareholders from the three continuing CSR group businesses.  Management believes that to be successful it should maintain a continuing focus on the basics for its manufacturing businesses:

•                    Creating a safe and satisfying work environment for CSR employees.

Safety performance has improved significantly over the past 12 months.  The total recordable injury frequency rate (the number of lost time, medical treatment and restricted work injuries per million work hours) improved by 25% in CSR Building Products and 28% in CSR Sugar compared to the prior year.

•                    Meeting its customers’ needs.

CSR group’s success depends upon its ability to meet customers’ needs.  CSR group companies continue to focus on developing better ways to serve their customers in a competitive and professional way to ensure that they are the supplier of choice.

•                    Continually improving efficiency and productivity.

Each CSR group business has a strong ongoing commitment to productivity improvement, with established structured improvement programs.  Good success has been achieved in recent years.  In fiscal year 2003 the operational improvement program delivered an estimated A$87 million in savings, and management have identified scope for further progress.  Systems are established to ensure performance improvement is closely monitored.

•                    Pursuing low risk growth opportunities.

CSR group is seeking low risk growth opportunities in each of its three business areas.  For example, CSR (through Gove Aluminium Finance Limited (“GAF”), in which CSR has a 70 percent interest) has the opportunity to participate in a 15 percent production expansion of the Tomago smelter that is currently under way.  The cost of GAF’s participation is around A$75 million and a decision is required by November 2003.

CSR is also exploring a further investment in electricity co-generation at one of its sugar mills in North Queensland.  The electricity, generated from renewable waste sugarcane fibre, is sold into the electricity grid at commercially acceptable prices.

In Building Products, CSR is exploring a number of opportunities to extend its product range to meet customer needs better.  In addition, CSR continues to look for opportunities for restructuring and rationalisation in the building products markets, provided that these are value enhancing for shareholders.

Following the demerger, CSR’s organisational structure and products are as follows:

CSR Building Products

Overview

CSR Building Products, manufactures and supplies building products and services to the building and construction industry, principally in Australia. It is a leading supplier in the Australian building materials industry.

The business has 44 manufacturing plants (including both wholly owned and those operating through joint ventures) with operations in Australia (35), New Zealand (3), Malaysia (2), China (2), Thailand (1) and Singapore (1). In addition, it operates four Asian trading businesses and manages three ships.

CSR Building Products has a decentralised structure whereby business units are operated as separate and distinct enterprises.

CSR Gyprock

Overview

CSR Gyprock is a leading manufacturer and distributor of gypsum based plasterboard (wallboard) and related products in Australia. Its product range includes plasterboard sheets, fire-resistant and moisture-resistant lining systems, acoustic systems, ceiling systems, sculptured wall panels and a wide range of related accessories. These products are used in walls and ceilings in both residential and commercial building.

CSR Gyprock also holds a 50 percent interest in Rondo Building Services Pty Ltd, which manufactures metal suspended ceiling and wall partition products. These products are primarily used for fixing plasterboard and are manufactured in its Sydney plant. The remaining 50 percent interest is held by Boral Limited (“Boral”).

Sales and distribution

CSR Gyprock’s share of the Australian plasterboard market is estimated to be more than 30 percent. Boral and Lafarge SA are CSR Gyprock’s principal competitors and maintain significant market presences. In addition, the Buckeridge Group Company Pty Ltd (“BGC”) has announced its intention to enter the national market and is commissioning a plasterboard plant in Western Australia. Imports have been largely unsuccessful in penetrating the plasterboard market and have a small market share.

CSR Gyprock has the largest distribution network in the market and utilises the GyprockTM brand name, which has a high level of industry recognition. It maintains major distribution hubs in each Australian capital city and a national network of 47 company owned trade centres and 40 closely aligned, but independently owned trade centres. About 70 percent of CSR Gyprock’s sales volumes were managed through these trade centres for the year ended March 31, 2003.

Facilities and reserves

Plasterboard is manufactured at four plants located in New South Wales, Victoria, Queensland and Western Australia. The first stage of manufacturing produces plaster by heating and grinding gypsum. Plaster is then mixed with water, foam and other additives to form a slurry which is fed, to a predetermined thickness, between two layers of heavy paper liner. Once the plaster hardens into a solid board, it is cut to length and dried. Specialised boards, for example for improved fire resistance or water resistance, use different additives in the mix.

All CSR’s gypsum (other than Western Australia) is sourced from Gypsum Resources Australia Pty Ltd (“GRA”), which operates a Gypsum mine at Lake MacDonnell, South Australia. GRA is a joint venture, 50 percent owned by the CSR group and 50 percent by Boral. The gypsum mine has an estimated 225 million tonnes of reserves which, at current usage levels, equates to an estimated mine life of 160 years. CSR Shipping manages the transportation of gypsum to CSR Gyprock manufacturing plants.

CSR Fibre Cement

Overview

CSR Fibre Cement entered the fibre cement market in 1996 and is currently Australia’s second largest producer by volume of fibre cement products. Its product range includes eaves lining, external cladding, wet area wall linings, flooring and high impact partitions and facades. These products are specifically designed to meet the requirements of the Australian market for a wide range of residential and commercial wall construction applications.

Sales and distribution

CSR Fibre Cement operates nationally, targeting the Queensland, New South Wales and Victorian fibre cement markets. Its share of the Australian market is estimated to be more than 15 percent. James Hardie NV is the largest Australian producer, with BGC also marketing nationally.

CSR Fibre Cement utilises CSR Gyprock’s national network of trade centres. Other distribution channels include direct sales to customers, retail chains and other trade outlets.

Facilities

CSR Fibre Cement operates from a single factory which was commissioned in 1996 and is located in Sydney. The manufacturing process starts with grinding sand and mixing it with cement, cellulose fibre and other additives to form a wet slurry which is deposited on a rotating drum until the required thickness is reached. The wet sheet is laid flat, then transferred to an autoclave oven for curing before trimming and sanding.

The CSR Fibre Cement manufacturing plant is located adjacent to the CSR Gyprock manufacturing plant in Sydney, enabling the businesses to share the benefits of common management, distribution and administration.

CSR PGH

Overview

CSR PGH is a leading Australian and New Zealand manufacturer of clay bricks and clay pavers, which it markets in Queensland, New South Wales, Victoria, South Australia and New Zealand. Its brick products are used in internal and external walling systems in the construction and renovation of residential housing and commercial projects. Pavers are used in a wide selection of external paving and flooring applications.

CSR is also the sole Australian manufacturer of aerated lightweight concrete (“ALC”) blocks and panels, which it manufactures at its Somersby plant near Sydney. ALC blocks and panels are principally used as internal and external walls and flooring in buildings.

Sales and distribution

CSR PGH’s share of the Queensland, New South Wales and South Australian clay brick markets is estimated to be more than 30 percent. Based on industry information, CSR estimates that clay bricks account for 80 percent of the external cladding market for new housing and multi-unit dwellings. Clay bricks compete for market share with other materials such as fibre cement, timber, masonry and steel. CSR PGH’s principal competitors in clay bricks include Boral, Brickworks Ltd and Bristile Ltd (“Bristile”). About 85 percent of CSR’s bricks are distributed directly to builders with the remaining 15 percent distributed through resellers. Direct sales are facilitated through a network of 19 brick and paver selection centres.

CSR PGH’s share of the Queensland, New South Wales and South Australian clay paver markets is estimated to be more than 30 percent. CSR PGH faces competition from a number of clay and concrete paver producers and other concrete products. Paver sales are distributed about equally between direct sales and sales to resellers. Pavers are also exported to north Asia.

CSR PGH markets a well recognized suite of brand names including PGHTM and ZacubaTM brands in Australia and the MonierTM brand in New Zealand.

Facilities and reserves

CSR PGH operates manufacturing plants in New South Wales (5), Queensland (3), South Australia (1), and New Zealand (1). The manufacturing process entails clay and shale being mixed to produce specific brick properties and colour. Clay is then formed into a wide range of extruded, pressed and moulded bricks and pavers before being dried and fired in kilns. Clay and shale is mined from on-site and off-site clay reserves. While reserve life varies from quarry to quarry, at current extraction rates reserves are estimated to be in excess of 20 years.

CSR Monier Wunderlich

Overview

CSR Monier Wunderlich is the leading terracotta and concrete roof tile supplier by market share in Australia and New Zealand. Terracotta tiles are positioned at the medium to high value end of the roofing market and are produced in three main styles: Marseille, Swiss and Tuscan. Concrete tiles are positioned at the low to medium end of the roofing market and are produced in a series of styles and colours.

Sales and distribution

CSR Monier Wunderlich competes in the Australian residential pitched roofing market. By volume, this market is about evenly divided between roof tiles and steel. Within the roof tile segment in fiscal year 2003, concrete is estimated to account for about 80 percent of volumes and terracotta 20 percent. CSR

Monier Wunderlich’s share of the Australian roofing market in fiscal year 2003 estimated to be  in excess of 20 percent. Its major competitors include Boral and Bristile in tiles and BHP Steel Limited who manufacture and distribute steel roofing products.

In fiscal year 2003, about 70 percent of CSR Monier Wunderlich’s sales volume is sold on a ‘supply and fix’ basis whereby a complete roof is sold to builders, with the labour sub-contracted. The business brand names have a high level of industry and retail recognition – WunderlichTM in terracotta tiles and MonierTM in concrete tiles. Monier Wunderlich utilises CSR PGH’s network of 19 selection centres as points of sale as well as its own dedicated selection centres in Victoria (1) and Western Australia (1).

Facilities and reserves

Wunderlich terracotta tiles are manufactured at plants in New South Wales and Victoria. The manufacturing process entails the mixing of clays to obtain desired properties and colour. The clay mix is then extruded in a continuous stream, cut into set lengths and pressed into various tile shapes. The soft tiles are then partially dried, treated with long lasting coloured glazes and fired in kilns. Clay is sourced from two company controlled quarrying reserves. At current extraction rates, reserves are expected to be in excess of 10 years.

Monier concrete tiles are manufactured in plants in New South Wales (2), New Zealand (2), Victoria (1), Queensland (1) and Western Australia (1). A new concrete tile plant at the same site as the terracotta plant in NSW was commissioned during fiscal year 2003. The manufacturing process involves feeding a concrete mix of sand, cement and water into moulds to create the basic tile shape. The wet tiles then pass through a colour coating process, before being cured and packed.

Insulation

Overview

CSR’s insulation business has two divisions: CSR Bradford Insulation and CSR Asia Insulation.

CSR Bradford Insulation is Australia’s sole manufacturer of rockwool insulation, one of the leading manufacturers of glasswool insulation products and also manufactures reflective foil. CSR Asia Insulation operates five manufacturing plants in Asia, strategically located to supply local and regional markets.

CSR’s insulation products are used for a wide range of thermal and acoustic insulation applications. The primary purpose of insulation is to reduce energy consumption with benefits arising from lower operating and fuel costs, reducing the need for new or expanded power stations and improving the overall environment. Other direct benefits include stability in temperature control, noise reduction and improved working conditions.

Sales and distribution

CSR Bradford Insulation’s share of the Australian rockwool and glasswool insulation market is estimated to be more than 30 percent. Its BradfordTM brand is well recognized at both an industry and retail level. CSR Bradford Insulation’s two major glasswool competitors in Australia and New Zealand are Tasman Building Products Pty Ltd and Insulation Solutions Pty Ltd. CSR Bradford Insulation also competes against other insulation products in the form of cellulose, polyester and wool. CSR Bradford Insulation’s principal Australian customers include home builders, distributors, retail outlets, insulation contractors and appliance manufacturers.

CSR Asia Insulation’s products are sold mainly for application in commercial and industrial projects. To facilitate sales and distribution across a range of markets in Asia, CSR Building Products has trading businesses in Singapore, Manila, Shanghai and Hong Kong.

Facilities

CSR Bradford Insulation operates three manufacturing plants in Australia:  a glasswool insulation plant in Sydney and rockwool and reflective foil plants in Melbourne. Glasswool production involves feeding recycled glass and a small percentage of glass making raw materials into a furnace to produce molten glass, which is processed into a stream of fine glass fibres. These fibres are transferred to an oven where they are compressed to the required thickness and density and cured, before being cut to size. Rockwool production involves feeding a mixture of basalt, slag and coke into a furnace. The resultant material is converted into fine mineral fibres before being compressed, transferred to a curing oven and cut to size. Reflective foil consists of two outside layers of aluminium foil. The production process for reflective foil involves adhering a layer of aluminium to a paper sheet and inserting a fibreglass woven yarn between the second layer of aluminium and the reverse side of the paper to provide a strengthened reflective barrier.

CSR Asia Insulation operates five manufacturing plants in Asia, three of which are through joint ventures with local partners. The partners bring local knowledge and assist in sourcing contracts for the business, while CSR retains management control. Its Asian operations include a 70 percent interest in a rockwool plant in Kuala Lumpur, Malaysia, a 100 percent interest in a rockwool plant in Rayong Province, Thailand, a 70 percent interest in a rockwool plant in Dongguan, Guangdong Province, China and a 79.6 percent interest in a glasswool plant in Zhuhai, Guangdong Province, China. In Singapore, CSR Building Products manufactures and distributes air conditioning ducting and fittings.

Enviroguard and Envirogreen

CSR holds a 50 percent interest in the Enviroguard Pty Ltd (“Enviroguard”) joint venture, which has a wholly owned subsidiary, Envirogreen Pty Ltd (“Envirogreen”). The remaining interest in the Enviroguard joint venture is held by Brambles Industries Limited, an Australian company with extensive waste management operations. Enviroguard operates non-putrescible landfills at Erskine Park in Sydney and Murarrie in Brisbane. Envirogreen produces plant protection, plant nutrition and growing media products for the home garden and horticultural markets located on the eastern seaboard of Australia.

CSR Shipping

CSR Shipping operates and manages three ships (one of which it owns) and arranges movement of cargo. Two of the ships, together with chartered ships when required, carry gypsum from GRA’s South Australian operations to the eastern Australian states and raw sugar and calcite from Queensland to southern Australian states on return voyages. The third ship carries cement for Australian Cement Holdings (“ACH”), which is currently a 50/50 joint venture between Rinker and Hanson plc.  For the year ended March 31, 2003, CSR Shipping managed about 3.9 million tonnes of cargo.

Aerated Lightweight Concrete, Malaysia

CSR holds a 70 percent interest in CSR Building Materials (M) Sdn Bhd, a Malaysia-based manufacturer of ALC products. CSR Building Materials (M) Sdn Bhd operates from a single plant and predominantly targets the Malaysian and Singaporean markets.

Aluminium

Overview

CSR holds an effective 25.235 percent interest in the Tomago aluminium smelter joint venture (“Tomago”), which is located near Newcastle, New South Wales. Tomago is Australia’s second largest smelter, with an annual production capacity of 460,000 tonnes of aluminium. The smelter has a competitive position on the world industry cost curve. This is attributable to its competitive source of electricity, close proximity to alumina supplies, high operating efficiency and access to the potline technology of Pechiney, one of the world’s largest aluminium producers.

CSR’s interest is held via its 70 percent interest in Gove Aluminium Finance Limited (“GAF”) which holds a 36.05 percent interest in Tomago. The remaining 30 percent interest in GAF is held by AMP Life Limited (“AMP”), a subsidiary of AMP Limited, an Australian based financial services company. Each GAF shareholder has pre-emptive rights over the shares held by the other.

The other equity participants in Tomago are:

•                    Pechiney Pacific Pty Limited (36.05%) and Cathjoh Holdings Pty Limited (15.5%), both subsidiaries of Pechiney of France; and

•                    Hydro Aluminium Australia Limited (6.2%) and Hydro Aluminium Tomago, Inc. (6.2%), both subsidiaries of Norsk Hydro ASA of Norway.

The Tomago joint venture agreement prevents a participant selling its interest in the joint venture without first offering the interest to the other participants. If CSR wishes to exit its aluminium investment or GAF wishes to sell its interest, the other Tomago participants have the right to buy GAF’s interest at its market price or at a 15 percent discount in the case of an offer from a party which is not a joint venture participant. Similar pre-emptive rights apply if other participants wish to sell their interest in the joint venture.

Tomago is managed by Tomago Aluminium Company Pty Limited (“TAC”), a special purpose company owned 50 percent by GAF and 50 percent by Pechiney Pacific. The joint venture operates under a tolling arrangement whereby each participant supplies its own alumina, pays its share of the smelter’s operating and capital costs and receives and sells its share of the smelter’s aluminium production. GAF is entitled to 36.05 percent of the aluminium produced at Tomago, which, at the smelter’s current capacity, is about 165,000 tonnes a year.

Sales

GAF aims to maximise sales of value added products, principally billet and slab, which sell at a premium to the standard aluminium ingot product. During the eight years ended March 31, 2003, these products have accounted for about 25 percent of total sales.

GAF’s customer base comprises a small number of long standing end users and trading companies, the majority of which are located in Japan. About two-thirds of sales are made under long term sales arrangements, which typically extend for two to three years and contain roll over provisions allowing for arrangements to be extended beyond the initial term. GAF maintains close relationships with its customers on both marketing and product related matters.

Facilities

The Tomago smelter covers an area of 110 hectares and includes three potlines, each containing 280 electrolytic cells known as pots. Pots are large rectangular cells, lined with carbon blocks and insulating bricks. Aluminium is produced within pots by dissolving alumina in a molten bath of sodium aluminium fluoride and passing an electric current through the bath. The process results in alumina being separated into its constituent elements, aluminium and oxygen. Molten aluminium formed in the pots is siphoned off, taken to holding furnaces, alloyed as required, analysed and then cast into either ingot, billet or slab.

For each tonne of aluminium produced, Tomago consumes approximately two tonnes of alumina and half a tonne of carbon products in the form of petroleum coke and coal tar pitch.

GAF has a long term contract for alumina supply with Gove Aluminium Limited, a subsidiary of Alcan Inc. Freight contracts and vessel scheduling are organised and managed by CSR Shipping under arm’s length, fee-for-service arrangements with the Tomago participants. TAC imports petroleum coke, while coal tar pitch is purchased domestically. Tomago obtains its electric power from Macquarie Generation under a long term contract.

The smelter utilises Pechiney’s AP18 pot technology. Pechiney has agreed to provide technology to Tomago as and when needed and is reimbursed for its costs. Tomago also pays Pechiney an annual fee based on the value of aluminium produced each year. The current expansion project involves upgrading to Pechiney AP22 technology, an enhancement over AP18 technology.

In April 2002, Tomago announced the approval of a project to increase annual production by 70,000 tonnes to 530,000 tonnes by 2006 at an estimated cost of A$210 million. GAF has the option to participate in the expansion in proportion to its current interest in Tomago. It must decide whether or not it will participate by November 2003. If GAF participates, it will be required to contribute its share of the project cost, which is currently expected to be about A$75.7 million.  If GAF decides not to proceed, the other Tomago participants will be entitled to increase their participation in the expansion in proportion to their ownership in the smelter. In addition to this expansion, Tomago is also assessing the potential for a fourth potline.

CSR Sugar

CSR Sugar is the largest raw sugar producer in Australia. It comprises three major businesses: sugar milling, sugar refining and the production of ethanol.

CSR Sugar also has a 42.5 percent interest in C. Czarnikow Limited (“Czarnikow”), the world’s largest sugar broker by volume. For financial reporting purposes, CSR Sugar has two segments: sugar milling and sugar other (comprising refining, ethanol, CSR Sugar head office and sugar broking).

Milling

Overview

CSR Sugar is the largest producer of raw sugar in the Australian sugar industry with an annual raw sugar milling capacity in excess of 2.4 million tonnes. Its mills processed 14.1 million tonnes of sugarcane and produced 2.1 million tonnes of raw sugar, or about 39 percent of Queensland’s total production in calendar year 2002.

CSR Sugar’s milling business also produces valuable by-products such as molasses, which is primarily used for ethanol production and stockfeed. In addition, CSR Sugar’s mills have electricity generation capacity and generate their own steam and electricity by burning sugarcane residual fibre. CSR Sugar’s mills sell excess electricity into the Queensland electricity grid.

Sales

Following the milling process, all of CSR Sugar’s raw sugar is compulsorily acquired by the Queensland Government and marketed by QSL. Other revenue is derived from the sale of molasses and the generation of electricity.

Other significant Australian sugar milling operators are Bundaberg Sugar Ltd and Mackay Sugar Co-operative Association Ltd (“Mackay Sugar”), each producing about 16 percent of raw sugar production in Australia in calendar year 2002.

Facilities

CSR Sugar has seven mills in three districts in north eastern Queensland. Four mills are located in the Burdekin River region south of Townsville, two in the Herbert River region north of Townsville and one at Plane Creek near Mackay. Since 1992, CSR Sugar has increased sugarcane milling capacity from about 10 million tonnes a year to over 16.5 million tonnes, being able to produce in excess of 2.4 million tonnes of raw sugar a year.

The sugar milling process is highly automated. Sugarcane is transported to CSR Sugar’s mills by an extensive sugarcane railway system. The mills shred and crush the sugarcane to extract juice, which is processed into concentrated liquor. Raw sugar is produced by growing crystals in the concentrated liquor and then separating the crystals from the residual syrup after further processing.

Refining

Overview

CSR Sugar’s refining operations in Australia are conducted through the Sugar Australia unincorporated joint venture (“Sugar Australia”). Sugar Australia was formed in 1998 to help rationalise the Australian sugar industry at a time of over capacity and following the removal of tariffs in 1997. CSR Sugar holds a 50 percent interest in the joint venture, with Man Group plc and Mackay Sugar, each holding a 25 percent interest. Each of the joint venture participants effectively supplies its proportionate share of raw sugar, pays its share of operating expenses and receives its share of production. Sugar Australia acts as agent for the joint venture participants in promoting, marketing, selling and distributing production.

CSR Sugar’s refining activities in New Zealand are conducted through the New Zealand Sugar Company (“NZSC”). The CSR group owned 100 percent of NZSC until 1998 when CSR sold a 25 percent interest to Man Group plc and a 25 percent interest to Mackay Sugar.

Sugar Australia is Australia’s largest sugar refiner. NZSC is the only sugar refiner in New Zealand. In addition, Sugar Australia and NZSC export refined sugar mainly to Asia and the Pacific Islands. Refined sugar exports were in excess of 80,000 tonnes for the year ended March 31, 2003.

Sales

The Sugar Australia participants source raw sugar on a commercial basis and seek a refining margin over the NY#11 in negotiations with industrial, retail and export customers.

Within the retail sector, Sugar Australia markets the CSRTM brand in addition to supplying products, which are marketed under retail house brands. Sales to the industrial sector are primarily to food and beverage manufacturers. Sugar Australia also exports sugar in various forms, including bulk cargo sized parcels using a specially designed ship.

NZSC also sells refined sugar to both the industrial and retail sector, with NZSC’s CHELSEATM retail brand commanding a leading market share in New Zealand. NZSC also exports refined sugar and sugar containing blends to Japan and Pacific Islands. In New Zealand it faces competition from importers of refined sugar.

Facilities

The refining process involves the removal of impurities and colour from raw sugar and further refining sugar crystals into food grade products such as white sugar, brown sugar, caster sugar, and syrups which can be delivered to customers in a range of bulk or packaged forms.

The operations of the Sugar Australia joint venture include refineries in Yarraville, Victoria and Mackay, Queensland, depots in most Australian capital cities and the specialised bulk refined sugar ship MV Pioneer, one of only three of its type in the world. The Mackay refinery has an annual capacity of 350,000–400,000 tonnes and the potential for expansion at relatively low cost, while the Yarraville refinery has an annual capacity of about 250,000–300,000 tonnes.

NZSC’s Chelsea refinery in Auckland is the only sugar refinery in New Zealand. The refinery has a capacity of 200,000–250,000 tonnes a year. While all raw sugar is currently sourced from QSL, NZSC is free to source its raw sugar from any source. The Chelsea refinery is located on Auckland harbour.

CSR Ethanol

Overview

CSR Ethanol is a major producer of ethanol in Australia. Ethanol is used in pharmaceuticals, food and beverage, cosmetics and toiletries, printing, aerosols and paint. CSR Ethanol produces fertiliser as a by-product of the ethanol production process and also operates a small agency business (chemicals, solvents and food ingredients).

Sales

CSR Ethanol has two principal markets: bulk exports mainly to Japan for use in alcoholic spirits and domestic sales to various industrial manufacturers. The Manildra Group is CSR’s primary competitor in the Australian market. CSR Ethanol also produces a range of fertiliser products, which are sold domestically to sugarcane farmers.

Facilities

CSR produces ethanol from molasses using a process of fermentation and distillation. CSR Ethanol operates two distilleries in Australia, at Sarina, Queensland, and Yarraville, Victoria.

The Sarina distillery has a production capacity of 55-60 million litres of ethanol a year. Ethanol produced at the distillery is shipped to export markets or to the Yarraville distillery. Shipments are made from CSR Ethanol’s liquid terminal at Mackay Harbour.

The Yarraville distillery receives standard ethanol (95% purity) from the Sarina distillery, some of which it dehydrates to produce a higher grade ethanol. The remaining standard ethanol is either distributed to customers in the form received from Sarina or blended before being distributed. The Yarraville distillery also acts as CSR Sugar’s major ethanol distribution centre for the Australian domestic market.

Sugar broking

CSR Sugar has a 42.5 percent investment in the world’s largest sugar broker, C. Czarnikow Limited (“Czarnikow”).  Czarnikow handles over 8 million tonnes of sugar a year (estimated at about 20 percent of total world trade a year).

Other

Property management

CSR actively manages its property portfolio. From time to time, properties become redundant from operations and can be developed or divested.

CSR’s internal property division focuses on maximising the returns from former industrial and extractive industry sites. For example the ex CSR PGH, Woodcroft site, on which CSR has entered a binding agreement with Mirvac Limited to develop a 400 residential lot development, with estimated returns of A$40 million over three years. Additionally, CSR is exploring the potential to develop a 100 hectare industrial park at Erskine Park for a range of investor and end user purposes. Both these sites are in prime locations in Sydney.

As a result of the demerger, CSR’s beneficial 40 percent interest in Penrith Lakes Development Corporation Limited (“PLDC”) (Boral 40%, Hanson 20%), which extracts the majority of the aggregates for the Sydney region, was transferred to Readymix. Readymix has agreed to share future profits produced from land sales equally with CSR. A significant portion of the PLDC land holdings have been identified as having potential, subject to planning approvals, for a major urban land development, creating approximately 4,900 residential lots.

Management expects that, subject to the completion of necessary rezoning, site restoration, subdivision and other preparatory activities, will provide an income stream for CSR over the next decade.

The Rinker Group

Approval for the demerger of the Rinker group from CSR was completed on March 28, 2003. The results of the Rinker group are included in the results of CSR group for the year ended March 31, 2003 but the net assets of Rinker group were no longer held by CSR at that date.

Rinker group companies are leading manufacturers and suppliers of heavy building materials in the US and Australia.  In the US, Rinker’s subsidiary Rinker Materials is one of the largest producers of heavy building materials with its principal operations in Florida and Arizona, and additional operations in 29 other states.  Products include aggregate, cement, concrete, concrete block, asphalt, concrete pipe, pre-stressed concrete products and polyethylene pipe. Rinker Materials also has a gypsum wallboard distribution business in Florida.  Since 1998, the Rinker group has grown through a number of acquisitions, in particular through the following acquisitions by Rinker Materials:

• American Limestone Company	US$211 million	(A$353 million)	June 2000

• Florida Crushed Stone Company	US$348 million	(A$598 million)	July 2000

• Kiewit Materials Corporation	US$540 million	(A$997 million)	September 2002

In Australia, Rinker group’s subsidiary Readymix is one of the leading producers of aggregate, concrete, concrete pipe and other concrete products.  Readymix also holds substantial joint venture interests in cement and asphalt operations, and a 99% interest in a concrete  business in China.  The chart below provides an overview of Rinker group companies’ operations.

Rinker group business segments are reported along geographic lines (Rinker Materials in the United States and Readymix in Australia and China) and within the United States, along product lines.  The business segments for Rinker Materials are Aggregate; Cement; Concrete, concrete block and asphalt; Concrete pipe and products; and Other.  Readymix is one segment.  These segments are the same as those used for internal management as the basis for making decisions regarding the allocation of resources.

Rinker Materials business segments:

•             Aggregate: Rinker Materials extracts aggregate, which is crushed and sized for delivery to customers, primarily for use in the production of concrete, roadbase and asphalt.  Rinker Materials principal operations are in Florida and Arizona.  Overall, Rinker Materials is the fifth largest supplier of aggregate in the US, with 92 quarries, sand and aggregate plant operations. Rinker Materials is a market leader, as measured by production, in Florida, Nevada and Arizona. Rinker Materials (including annualized Kiewit volumes) produced over 75 million tonnes of aggregate for the year ended March 31, 2003. For the year ended March 31, 2003, Rinker Materials’ estimated end markets for aggregate by trading revenue were equally divided among residential, commercial and civil construction.

•             Cement: Cement is produced through a highly capital intensive process with limestone as the major raw material.  Rinker Materials is the leading cement supplier in Florida in terms of volume sold, operating two plants, which produced about 1.7 million tonnes for the year ended March 31, 2003.  Rinker Materials also has two strategically located cement import terminals in Florida, which imported 1.6 million tonnes for the year ended March 31, 2003.  For the year ended March 31, 2003, Rinker Materials’ estimated external end markets for cement by trading revenue were about 65% residential, 30% commercial and 5% civil construction.

•             Concrete, concrete block and asphalt: Rinker Materials produces concrete by combining cement, aggregate, water and additives in batch plants for delivery to customers’ sites in mixer trucks.  Rinker Materials (including annualized Kiewit volumes) produced over 11 million cubic metres of concrete for the year ended March 31, 2003. Rinker Materials is a market leader in Florida, Arizona and Nevada, and operated a total of 148 concrete plants at March 31, 2003.  For year ended March 31, 2003, Rinker Materials’ estimated end markets for concrete by revenue were about 60% residential, 30% commercial and 10% civil construction.

Rinker Materials produced around 135 million units of concrete block for the year ended March 31, 2003.  Concrete block is used for residential and commercial building. Rinker Materials’ concrete block operations are principally located in Florida and Nevada, where it was the market leader in terms of production for the year ended March 31, 2003.

Rinker Materials also produces asphalt, which is used for roads, highways and airports with plants located in Arizona, northern California, Oregon and Washington state.

•             Concrete pipe and products: Concrete pipe is produced by inserting concrete into a mould, which is subsequently removed. Rinker Materials, through its subsidiary, Hydro Conduit, is one of the leading suppliers of reinforced concrete pipe and pre-cast concrete products in the United States with production of around 3.0 million tonnes for the year ended March 31, 2003 from 52 plants located in 23 states.  Hydro Conduit’s principal product is concrete pipe, which is used for storm water transmission, sewerage and irrigation.  For the year ended March 31, 2003, Hydro Conduit’s estimated end markets by trading revenue were about 30% residential, 25% commercial and 45% civil construction.

•             Other businesses: Rinker Materials’ other businesses include, gypsum supply, pre-stressed concrete products and polyethylene pipe operations.

Readymix:

In Australia, Readymix operates a vertically integrated heavy building materials business with leading market positions.  As at March 31, 2003, Readymix had 368 operating plants with 83 quarries and sand mines, 234 concrete plants and 18 concrete pipe and product plants.  Concrete pipes and products are produced by Readymix’s Humes business.

On May 31, 2003, Readymix, Hanson Australia Pty Ltd (“Hanson”) and Holcim Ltd merged their Australian cement interest – Australian Cement Holdings (50% Readymix, 50% Hanson) and Queensland Cement Limited (“QCL”, a 100%-owned Holcim subsidiary) to form Cement Australia Pty Ltd.  Readymix holds 25% of the new company, Hanson also owns 25%, and Holset, a Holcim subsidiary, holds the remaining 50%.  Cement Australia will be the leading supplier of cement in Australia, with the capacity to produce around three million tonnes of cement a year from three plants in Gladstone, Queensland; Railton, Tasmania; and Kandos, New South Wales.  In addition, on June 2, 2003 Readymix acquired three aggregate operations and six concrete plants from a subsidiary of Cement Australia Pty. Ltd.

Acquisitions and Divestitures

The CSR group made the following major acquisitions and divestitures during fiscal years 2003, 2002 and 2001. See also Note 35 to the financial statements, included elsewhere in this annual report, for the fair value of net assets acquired and disposed.

Fiscal year 2003

On March 28, 2003, the Federal Court of Australia approved the demerger of the Rinker group, comprising Rinker Materials and Readymix, from CSR. The book value of net assets deconsolidated as a result of the demerger, less outside equity interests, was A$3,023.8 million.

Also in fiscal year 2003, Rinker Materials acquired Kiewit, an integrated aggregates, concrete and asphalt company with operations in Arizona and other western states of the United States, for US$540 million (A$997 million).

Fiscal year 2002

During fiscal year 2002 CSR sold its interest in the Downer Group Ltd for A$60 million and Rinker Materials sold land and other non-core operations and assets for a total of A$73 million.

In fiscal year 2002, Rinker Materials acquired five quarries in Missouri and Kentucky from Cemex Inc., for US$42 million and the Las Vegas quarry and concrete operations of Hanson plc for US$24 million.

Fiscal year 2001

In fiscal year 2001, CSR group sold its interest in Gove Aluminium Ltd, a bauxite and alumina producer in the Northern Territory, Australia, to a subsidiary of Alcan Aluminium Limited for net proceeds of A$412 million.

In fiscal year 2001, Rinker Materials acquired 100 percent of American Limestone Company Inc., an aggregates and pre-mixed concrete producer in Tennessee and Virginia, from Grupe Mexico’s ASARCO division for US$211 million. Rinker Materials also acquired Wilson Concrete Company, a pipe and prestress products manufacturer in Missouri, Iowa, and Nebraska, and Leppert Concrete Products in Indiana for a total of US$84 million plus additional amounts for working capital.

Also in fiscal year 2001, Rinker Materials acquired 100 percent of Florida Crushed Stone Company, an aggregate and cement producer in Florida and Georgia, for US$348 million.

Government Regulations

Environmental Matters

CSR believes that the activities of the CSR group entities are in substantial compliance in material aspects with applicable environmental laws and regulations as administered by the responsible regulatory authorities or agreements are in place to reach compliance within an agreed time.

Australia’s principal laws governing environmental and sustainable management of natural and physical resources are contained in legislation and regulations enacted by the Commonwealth Government and the states and territories of the Commonwealth of Australia. This body of legislation regulates the operations of companies principally in regard to air, water and noise emissions, waste disposal, land contamination, and the handling and storage of environmentally hazardous chemicals and dangerous goods.

A system for monitoring environmental impacts is established across the CSR group’s operations and CSR measures key environmental performance indicators, with the aim of progressively reducing (per unit of production) waste generation, water use, energy consumption and carbon dioxide air emissions. The monitoring information and actions taken are reported regularly to senior management and the board’s Safety Health and Environment Committee along with key environmental performance data.

In Australia, CSR reports a range of emission data to the Australian Federal Government’s National Pollutant Inventory (“NPI”). Data supplied is from a series of plants, which manufacture bricks and pavers, clay roof tiles, insulation and raw sugar. Many plants operate under EPA licences and, in some cases, fees are based on pollutant discharge levels.

CSR group’s environmental policies have not necessarily been adopted at the sites of its investments (such as the aluminium smelter at Tomago, Sugar Australia, and Enviroguard), which are managed independently. Nevertheless, CSR believes that each of these ventures has implemented environmental policies appropriate for the environmental risks inherent in their operations.

CSR group’s safety, health and environment management system includes auditing of all sites occupied by the CSR group over a three year period for environmental compliance. During fiscal year 2003 external audits at 131 sites were completed. CSR has established and implemented systems to manage and report on land use planning issues and pollution control issues at sites at which CSR carries out operations. These systems incorporate policies, standards, procedures and monitoring and measurement regimes and continue to be implemented by the CSR board. As part of the continued use of the systems the CSR board receives regular management reports on land use planning issues and pollution control issues in addition to actions and expenditure required to support environmental initiatives. Since 1998 a system of comprehensive land use planning and pollution control assessment has been adopted at relevant sites. These assessments have involved an audit of the operations conducted at a site against regulatory and benchmark standards and the reporting of environmental incidents. The assessments carried out did not identify any material environmental liability.

Action plans, based on these audits, are monitored and progress on closure of high and medium priority items is reported to senior management and the board’s Safety Health and Environment Committee.

The main activities in which expenditure is incurred on environmental compliance across all businesses include stormwater management, waste treatment and disposal, particulate and gaseous emissions, and storage of fuels, oils and chemicals.

CSR group’s environmental monitoring system has identified contamination on several sites. Clean-up operations of these sites are planned or under way. Clean up costs have been provided for and no material adverse impact on operations is expected. CSR group policy requires that all wastes be taken off CSR group land for disposal according to regulations in licensed and regulated landfills. Some instances of past disposal of wastes on the CSR group’s land are known. Management considers only minor immediate remedial action to be necessary and this is not to be anticipated to have a material effect on the CSR group’s operations or competitive position.

Following the demerger, the CSR group is responsible for any liabilities and costs associated with environmental contamination and compliance in respect of the businesses it continues to own after the demerger.  Rinker group has agreed to indemnify CSR, to the maximum extent permitted by law, in respect of the liabilities and costs associated with environmental contamination and compliance in respect of the businesses that are owned by the Rinker group following the demerger, irrespective of when the contamination occurred or when the liabilities or costs arise.

Disposal of non-putrescible and non-hazardous solid waste in disused clay pits on land owned and controlled by the CSR group has been completed. The landfills have been capped and restored. Enviroguard is a joint venture (50 percent owned by the CSR group) with Brambles Australia Limited, which operates two non-putrescible landfills in disused quarries in Sydney and Brisbane. The sites are licensed by relevant environment protection authorities, and operate under strict protocols established by Enviroguard.

Anti trust (trade practices) laws

CSR group companies in Australia are subject to regulation by the Australian Competition and Consumer Commission (“ACCC”) which administers the Trade Practices Act 1974 (Cth).  While no specific allegation of misconduct or threat of prosecution has been made against CSR by the ACCC, nor any action been threatened against any company in the CSR group, CSR group entities are from time to time involved in investigations conducted by the ACCC.

Source and availability of raw materials and inputs

A large proportion of the raw materials and inputs used in CSR group products are bulk commodities, which are purchased under contract or agreements with outside vendors. CSR’s management is not aware of any restrictions on the availability of raw materials, under normal circumstances and subject to normal competitive forces, which would materially impact CSR’s result.

A description of raw materials and primary source of supply for each business segment follows:

Business segment	Primary Raw Materials	Primary Source
Building Products	Gypsum Paper Clay Cement Sand Glass (for Insulation manufacture) Rock (for Insulation manufacture)	Joint venture quarry International manufacturers Own quarries Large Australian manufacturers Local quarries International manufacturers Local quarries
Sugar	Sugar cane Raw sugar (for refining)	Queensland cane growers Queensland sugar pool
Aluminium	Alumina Electricity	International manufacturer Large power generator

Marketing channels and sales methods

Details of marketing channels and sales methods are included in the business analysis above.

Building Product’s customers are a range of commercial building and construction companies, and a variety of trades and individuals. Sales personnel operate from central regional locations or individual operating facilities. Some sales are on fixed term contracts.

Sugar Milling sells all raw sugar to an industry body, QSL, while other Sugar businesses customers include large food and beverage and retail customers, for refined sugar, and industrial customers in Australia and overseas for ethanol.

Aluminium generally sells on long term contracts to large international customers.

CSR’s management does not believe the loss of any single contract would have a material impact on CSR’s group’s performance in the long term.

Seasonality

Demand for building products can be impacted by the Christmas holiday season in Australia. Historically therefore, trading revenue in the six months to March 31, has been lower than the first six months of the fiscal year.

The sugar cane crushing season spans May to November with a large proportion of CSR Sugar revenue earned in the first half of the fiscal year. Aluminium sales are generally not seasonal.

Competition

The building products businesses in which the CSR group entities operate are highly competitive. The markets can generally be divided into two segments: residential building (both new single dwellings, multi story residential and renovations/additions) and commercial building (for example, commercial offices, tourist-related buildings, shopping centers). The industry is generally considered to be cyclical. CSR believes that the two segments of the market for building materials tend to move in different cycles and have different impacts on the demand for building materials products. Important factors affecting the building and construction cycles include interest rates, government fiscal policy, unemployment, consumer confidence, the level of net immigration into Australia and inter-state migration flows. CSR group’s experience is that competition intensifies in the down cycle (particularly on the basis of price) resulting in pressure on CSR group entities’ profit margins.

In Australia, the residential building segment is estimated to represent approximately one-half of the total market. A common feature of most Australian building and construction materials markets, currently estimated at A$17 billion per year, is that generally three domestic suppliers (including CSR group entities) account for a significant portion of total annual sales in each market.  While competition varies from business to business, the CSR group’s two principal competitors in the Australian building and construction materials industry are Boral Limited and Hanson plc (formerly Pioneer International Limited).  Intensity of competition varies from region to region depending on the location of production, distribution or other facilities.  Additional smaller regional companies compete in most of the product markets within the industry.

Competition in the CSR group’s other businesses (Sugar and Aluminium) is also strong.  The CSR group is a leading producer of raw sugar and ethanol in Australia and, through its joint venture operations, is a leading producer of refined sugar in Australia and New Zealand.  Competition in the Australian, New Zealand and other international sugar and ethanol markets remains very strong.  The CSR group’s aluminium interests are relatively small in a global market dominated by major world producers and exporters of aluminium.

C.  Organizational Structure

As at March 31, 2003 CSR is the chief entity in a group of more than eighty consolidated entities in Australia, New Zealand, and Asia.  The complete list of these entities, with their country of incorporation and percentage of CSR ownership, is listed at Note 36 to the financial statements included elsewhere in this annual report.

D.  Description of Property, Plant and Equipment

CSR group’s principal executive offices are located in Chatswood, New South Wales, Australia.

As at March 31, 2003, following the demerger of Rinker, CSR group entities had 51 production and manufacturing facilities in Australia, New Zealand, and Asia.  These sites include:

Facilities	Number
Building materials factories (10 are 50% owned)	44
Aluminium Smelter (36.05% owned)	1
Sugar mills, refineries (three, 50% owned), and distilleries	12

CSR group also operates from a number of other trading and distribution sites and sales centres.

Management believes that the facilities of CSR group entities are suitable and adequate for its present needs and are well maintained and in good operating condition.  The CSR group entities carry insurance covering property and casualty and certain other risks to which its facilities and operations may be subject.  The CSR group entities own most of their principal operating facilities and lease the remainder.  Due to the Tomago aluminium smelter being the primary source of product for the Aluninium division, it is critical to the performance of GAF and to CSR.

The following table is a list of the principal facilities in the CSR group. This list is not intended to be a complete list of all CSR group operating locations.

CSR LIMITED CORPORATE OFFICES

SITE	LOCATION		PRODUCT SOLD
Chatswood (leased)	New South Wales	Australia	Administration

BUILDING PRODUCTS DIVISION

SITE	LOCATION		PRODUCT SOLD
Cecil Park	New South Wales	Australia	Bricks
East Maitland	New South Wales	Australia	Bricks
Golden Grove	South Australia	Australia	Bricks
Horsley Park	New South Wales	Australia	Bricks
Oxley	Queensland	Australia	Bricks
New Lynn	Auckland	New Zealand	Bricks
Schofields	New South Wales	Australia	Bricks and pavers
Strathpine	Queensland	Australia	Bricks and pavers
Ingleburn	New South Wales	Australia	Insulation
Coopers Plains	Queensland	Australia	Plasterboard
Wetherill Park	New South Wales	Australia	Plasterboard and Fibre Cement
Yaraville	Victoria	Australia	Plasterboard
Vermont	Victoria	Australia	Clay roof tiles
Welshpool	Western Australia	Australia	Plasterboard and Concrete roof tiles
Rosehill	New South Wales	Australia	Clay and concrete roof tiles

ALUMINIUM DIVISION

SITE	LOCATION		PRODUCT SOLD
Tomago (joint venture)	New South Wales	Australia	Aluminium

SUGAR DIVISION

SITE	LOCATION		PRODUCT SOLD
Chelsea Refinery	Auckland	New Zealand	Sugar
Inkerman Mill	Queensland	Australia	Sugar
Invicta Mill	Queensland	Australia	Sugar
Kalamia Mill	Queensland	Australia	Sugar
Macknade Mill	Queensland	Australia	Sugar
Pioneer Mill	Queensland	Australia	Sugar
Plane Creek Mill	Queensland	Australia	Sugar
Victoria Mill	Queensland	Australia	Sugar
Sarina Distillery	Queensland	Australia	Ethanol
Racecourse Refinery	Queensland	Australia	Sugar
Yaraville Refinery	Victoria	Australia	Sugar
Yarraville Distillery	Victoria	Australia	Ethanol

Item 5.  Operating and Financial Review and Prospects

Significant Events in fiscal year 2003

•               Rinker Materials acquired Kiewit in September 2002 for US$540 million; and

•               Demerger of Rinker group from CSR was approved by the Federal Court of Australia on March 28, 2003.

US GAAP

The following discussion and analysis should be read in conjunction with the CSR group’s financial statements included elsewhere in this annual report, prepared in conformity with Australian GAAP.  For a reconciliation and explanation of the differences between Australian GAAP as followed by the CSR group and US GAAP, see Note 39 to the financial statements.

The CSR group’s net profit reported under US GAAP is A$417 million which is A$1,636 million lower than the net profit reported under Australian GAAP in fiscal year 2003.  The difference relates principally to the fair value adjustment of the Rinker demerger (-A$1,549 million), write back of goodwill amortisation (A$85 million), adoption of AASB 1044 (-A$205 million) and taxation effects of US GAAP adjustments (A$50 million).

Critical accounting policies

The CSR group financial statements are prepared under Australian GAAP. A description of the significant accounting policies is included in the financial statements.

In applying Australian GAAP and US GAAP, CSR group’s management will often be required to make individual estimates and assumptions that in some cases may relate to matters that are inherently uncertain. Actual results may differ from estimated or assumed results and outcomes. Differences between estimates and actual outcomes will be included in the consolidated financial statements of the CSR group as soon as they are known. The individual estimates and assumptions generally do not involve a level of risk or uncertainty that would be material to the consolidated financial statements of the CSR group as a whole because, although numerous in number, they generally are relatively immaterial in amount.

There are estimates and assumptions made by management in preparing the consolidated financial statements of the CSR group for which actual results will emerge over long periods of time. Although there is greater risk with respect to the accuracy of long term estimates and assumptions because of the long period over which actual results will emerge, CSR group management believes that such risk is mitigated by its ability to closely monitor and periodically adjust these estimates and assumptions over the same long period.

The accounting policies that the CSR group management believes could have a material impact on the CSR group’s future financial performance or condition are discussed below.

Depreciable lives of property, plant and equipment

The CSR group depreciates its property, plant and equipment over their estimated useful lives. This requires CSR group management to make estimates as to technological and/or market redundancy issues affecting its assets as well as any potential physical asset life. CSR group had A$1,357 million of property, plant and equipment in its statement of financial position as at March 31, 2003 after having transferred property, plant and equipment with a net book value of A$2,676 million to Rinker as part of the demerger. Depreciation on the CSR group and Rinker group assets together totaled A$353 million, or approximately 9 percent on average of the book value of assets, for fiscal year 2003. Depreciation in fiscal year 2002 amounted to A$346 million, or approximately 8 percent of book asset value on average. The annual review of the recoverable value of non current assets is undertaken to determine whether there are any material errors in judgment in respect of the rate of depreciation of property, plant and equipment impacting the carrying value of these assets.

Impairment and recoverable value of non-current assets

Under Australian GAAP, the CSR group is required to write-down non-current assets to their estimated recoverable amount based on their proposed future use. Recoverable amounts involve significant judgments by CSR group management and represent the estimated current value of the cash flows arising from the continued use or the sale of the non-current assets. In calculating recoverable amount under Australian GAAP, CSR discounts cash flows to present value.

Management calculates the cash flows utilizing forecasts of how the business is expected to operate based on the current performance and business environment but taking into account expected future changes. These include approved strategic initiatives by the CSR group, and any expected external factors such as economic activity levels, degree of competition and CSR group’s position in the market for the business under review.  CSR group management reviews these cash flow projections at least annually and any assets with a carrying value not supported by their discounted future cash flows are written down to their estimated recoverable amount. Sensitivity analysis is applied to the calculation of future cash flows to determine whether the asset carrying value is supported under different assumptions.

Impairment losses are measured as the amount by which the carrying value of non current assets exceeds their recoverable amount as calculated above. Impairment losses are recognized immediately in earnings. Details of impairment losses in fiscal years 2003 and 2001 are included in the following management discussion and analysis of the financial results. There were no material impairment losses in fiscal year 2002.

Under US GAAP, property, plant and equipment and intangible assets with finite useful lives are tested for impairment when an event or change in circumstance indicates that the carrying amount of the asset may not be recoverable. Recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted from Australian GAAP to US GAAP) to future undiscounted net cash flows expected to be generated from the assets’ use at the lowest level at which identifiable cash flows are generated. The undiscounted cash flow analysis is based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, discount rate and long-term growth rate. When the cash flow analysis indicates an asset is impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques.

Amortization of goodwill

Under Australian GAAP, the CSR group amortizes goodwill over a maximum of 20 years on a straight-line basis. As at March 31, 2003 the carrying value of goodwill was A$9 million, having transferred A$1,455 million to Rinker as part of the demerger transaction.  The amortisation expense in fiscal year 2003 amounted to A$85 million and fiscal year 2002 amounted to A$72 million of which A$83 million for fiscal year 2003 and A$70 million for fiscal year 2002 related to goodwill transferred to Rinker.  Any un-amortized goodwill is included in asset values that are tested at least annually for impairment.

Management calculates the cash flows utilizing forecasts of how the business is expected to operate based on the current performance and business environment but taking into account expected future changes. These include approved strategic initiatives by the CSR group, and any expected external factors such as economic activity levels, degree of competition and CSR group’s position in the market for the business under review.  CSR group management reviews these cash flow projections at least annually and any assets with a carrying value not supported by their discounted future cash flows are written down to their estimated recoverable amount. Sensitivity analysis is applied to the calculation of future cash flows to determine whether the asset carrying value is supported under different assumptions.

For US GAAP purposes pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) effective April 1, 2002, CSR group does not amortize goodwill but reviews the carrying value for impairment on an annual basis and on an interim basis when impairment factors indicate. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of assessment, which primarily incorporate management assumptions utilizing forecasts of how the business is expected to operate based on the current business environment but taking into account known future changes, including approved strategic initiatives by the CSR group, and any known external factors.

Impairment losses are measured as the amount by which the carrying value of goodwill exceeds their recoverable amount as calculated above. Impairment losses are recognized immediately in earnings. There were no material impairment losses relating to goodwill under either Australian GAAP or US GAAP in fiscal years 2003, 2002 and 2001.

Claims alleging personal injuries due to asbestos exposures

In preparing the consolidated financial statements of the CSR group, CSR group management is periodically faced with uncertainties, the outcomes of which are not within its control and will not be known for prolonged periods of time. CSR group entities have been named as defendants in litigation in Australia and the United States by claimants alleging personal injuries due to exposure to asbestos. Claimants in these cases generally seek compensatory and punitive damages. In almost all cases in which it is a party, a CSR group entity is one of a number of companies named as defendants.

For fiscal years 2002 and 2001, CSR concluded that it was not possible to estimate the costs of settling asbestos-related personal injury claims in the United States over more than a limited period of time because of various uncertainties associated with the litigation of those claims.  On April 1, 2002 the CSR group adopted AASB 1044. During the current financial year, CSR reviewed its asbestos product liability provision in consultation with independent experts as part of CSR’s ongoing estimation process and gave consideration to the nature of pending claims, recent settlement activity, the completion of a detailed review of the claims database and the impact of additional guidance provided by AASB 1044.  CSR concluded that it would be possible to determine an estimate of a reasonable forecast of the net present value of estimated asbestos-related personal injury claims and associated legal costs in the United States over the long term if certain assumptions believed by the CSR group to be reasonable were made. The key assumptions made in the estimation of the Australian and United States asbestos product liability provision are detailed below.

The total provision of A$332.3 million as of March 31, 2003 represents the estimated net present value of the estimated asbestos-related personal injury claims and associated legal costs in Australia and the United States over the next 50 years.  CSR has determined that the appropriate discount rate to use under AASB 1044 is a risk free discount rate based on the notional long-term government bond rates, being 6.0 percent for Australian liabilities and 5.1 percent for United States liabilities.  Prior to the adoption of AASB 1044 CSR used a rate of 10 percent to discount its Australian liabilities.  CSR did not discount its United States liabilities prior to the adoption of AASB 1044 due to the short period of cash flows accrued as discussed above.

The culmination of the changes in estimates noted above was an increase in CSR’s asbestos product liability provision of A$205 million in fiscal year 2003.

The projections used by CSR to determine its asbestos product liability provision in Australia and the United States were calculated by independent experts based largely upon the company’s database of claims and third party publications predicting asbestos exposure incidence in order to project the incidence of injuries, claims, settlement amounts and settlement patterns into the future.  Key assumptions adopted in the projections are:

•       claims will only be received from classes of claimants for which CSR has historically received and settled claims;

•       there will be no legislative or other systemic changes to the tort system in either Australia or the United States;

•       CSR will continue to receive claims at rates in line with historical experience;

•       inflation rates for Australian and United States claims will continue to be in line with recent history; and

•       future settlement defense costs will be similar to historical average settlement and defense costs per claim.

Any change in the above assumptions used or changes in exchange rates or interest rates could affect the reliability of the estimates.

CSR acknowledges there is a reasonable possibility that a loss exceeding the amounts already provided may be incurred; however, due to the uncertainties previously outlined, a determination of the amount of such losses cannot be made. However, CSR believes the asbestos litigation in the United States and Australia will not have a material adverse impact on the CSR group’s financial condition, results of operations or cash flows. This view is based upon the experience of CSR group entities in the asbestos litigation to date; the resolution of a large number of matters on commercially acceptable terms; the provisions already included in the CSR group’s financial statements; CSR’s belief that it has strong evidence to support CSR’s position that the fibre contained in Johns Manville gasket materials was not supplied by CSR; CSR’s expectations concerning probable settlements in pending as well as future claims; CSR’s expectations concerning the number of claims likely to be brought against it and/or its subsidiaries in the future; and the possibility of an insurance recovery as a result of the New Jersey litigation. There can, however, be no assurance that the asbestos related personal injury litigation will not have a material adverse impact on CSR’s financial condition, results of operations or cash flows.

See “Item 8. Financial Information - Legal Proceedings” and Note 21 and Note 38 to the financial statements for details of provisions and contingent liabilities, respectively.

New Accounting Standards

Australian Standards

During fiscal year 2003 CSR elected to adopt AASB 1044, under section 334(5) of the Corporations Act 2001, even though the standard is not required to be adopted until annual reporting periods beginning on or after July 1, 2002. The adoption of AASB 1044 affects the timing of recording CSR’s dividend provision and increases the amount of the asbestos product liability provision, as shown in note 21 to the financial statements included elsewhere in this annual report. Under Australian GAAP the adjustment on adoption of new accounting standards is made against opening retained profits. The impact of this standard on the asbestos product liability provision in fiscal year 2003 is discussed above.

During fiscal year 2003, CSR group adopted the following revised or new Australian Accounting Standards – AASB 1005 “Segment Reporting”; AASB 1012 “Foreign Currency Translations”; AASB 1027 “Earnings per Share”; and AASB 1042 “Discontinuing Operations”. These standards required additional disclosure, which have been added to the financial statements appearing elsewhere in this annual report. The introduction of the standards had no impact on the reported results of CSR for fiscal year 2003 under Australian GAAP.

During fiscal year 2004, CSR group will be required to adopt revised Australian Accounting Standard AASB 1028 “Employee Benefits”. This standard requires additional disclosure and changes the requirements for recognition of liabilities and expenses relating to termination benefits such that liabilities are less likely to meet the criteria for recognition. This standard is not expected to have any impact on the reported results of CSR group under Australian GAAP.

The revised Australian Accounting Standard, AASB 1020, “Income Taxes”, is applicable to financial years ending on or after December 31, 2005 (fiscal year 2006 for the CSR group) and is expected to have the following key implications:

•                    For assets that have previously been revalued upwards, the CSR group will recognize the equivalent deferred tax liability. When these assets are subsequently depreciated, the additional depreciation will be tax effected and will result in an increased profit after tax compared to the existing standard.

•                    For acquisitions, assets and liabilities acquired are initially recorded by the CSR group at fair value (which may be above their tax bases). Under the new standard, the CSR group will have to record a deferred tax liability for this increased value. This will cause differences in deferred tax balances and goodwill recorded in accounting for the CSR group’s recent and past acquisitions. When the net fair values are greater than the tax bases, a deferred tax liability will be recorded causing goodwill to be increased.

A project is being undertaken by the CSR group to consider both the ongoing impact to the CSR group and the impact on initial adoption. The transitional provisions require all previous acquisitions to be revisited where practicable.

On July 3 2002, the Australian Financial Reporting Council announced that Australia would adopt International Financial Reporting Standards (“IFRS”), formerly known as International Accounting Standards, for financial years beginning on or after January 1, 2005 (fiscal year 2006 for CSR).  The adoption of IFRS is expected to have a significant impact; however, CSR has not yet completed an assessment of the impact of IFRS on its financial position or results of operations.

US Standards

Effective July 1, 2001, CSR group adopted SFAS No. 141, “Business Combinations” (“SFAS 141”).  SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001.  The adoption of SFAS 141 did not have a material impact on the financial position or results of operations, financial position or liquidity of the CSR group for fiscal year 2002 and 2003.

As discussed above CSR group adopted SFAS 142 in fiscal year 2003.  Under this standard, for US GAAP purposes, CSR group does not amortize goodwill but reviews the carrying value for impairment on an annual basis and on an interim basis when impairment factors indicate. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units based on future cash flows. As a result of the introduction of the standard, CSR made an adjustment of A$84.6 million in its reconciliation of net profit reported under Australian GAAP and that reported under US GAAP, included in note 39 to the financial statements.

Effective January 1, 2003, CSR group adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires costs associated with exit or disposal activities initiated after December 31, 2002 to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. SFAS 146 also establishes that that liability should initially be measured and recorded at the fair value.  This standard will impact the timing of recognition of the initial measurement of liabilities for future costs associated with exit or disposal activities.  The adoption of SFAS 146 did not have a material impact on the CSR group financial position or results of operations during the fourth quarter of the year ended March 31, 2003 as there were no significant one-time severance actions or other exit costs initiated after December 31, 2002 (as the demerger of Rinker group was initiated in November 2002).

Effective January 1, 2003, CSR group adopted FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”).  FIN 45 requires that at the inception of a guarantee (issued or modified after December 31, 2002), the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The adoption of FIN 45 did not have a material impact on the CSR group financial position or results of operations.

During the year ended March 31,  2003, CSR group adopted SFAS No. 148,  “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS 148”) which amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  CSR currently accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and does not intend to adopt the provisions of SFAS 123.  As such, the adoption of SFAS 148 did not have an impact on the CSR group financial position or results of operations.

On August 16, 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) which is effective for financial statements issued for fiscal years beginning after June 15, 2002 (fiscal year 2004 for the CSR group). The pronouncement addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. Management is currently reviewing SFAS 143  and has not yet determined its likely impact on the CSR group financial position or results of operations.

On April 30, 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”).  The pronouncement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” (“SFAS 4”) and an amendment to that statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements” (“SFAS 64”) so that all gains and losses from the extinguishment of debt are aggregated and will now be classified as extraordinary only if they meet the criteria set forth in Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions; rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”; and amends SFAS No. 13, “Accounting for Leases” to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner. The provisions relating to the rescission of SFAS 4  and SFAS 64,  are effective for fiscal years beginning after May 15, 2002 (fiscal year 2004 for the CSR group). The provisions relating to the amendment of SFAS 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. SFAS 145 will not have a material impact on the CSR group financial position or results of operations.

On January 17, 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51” (“FIN 46”).  The interpretation addresses consolidation by business enterprises of Variable Interest Entities (“VIEs”) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest.  FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the enterprise will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the enterprise will hold a significant variable interest in, or have significant involvement with, an existing VIE. Pursuant to the transitional requirements of FIN 46, CSR group will adopt the consolidation guidance applicable to any existing VIEs on March 1, 2004.  Any VIEs created after January 31, 2003, are immediately subject to the consolidation guidance in FIN 46.  Management is currently reviewing FIN 46 and has not yet determined the impact of the adoption of FIN 46 on the CSR group financial position or results of operations.

On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The pronouncement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  SFAS 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003.  Management is currently reviewing SFAS 149 and has not yet determined the impact of the adoption of SFAS 149 on the CSR group financial position or results of operations.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”).  The pronouncement modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities in statements of financial position.  SFAS 150 is effective for financial instruments issued or modified after May 31, 2003.  Management is currently reviewing SFAS 150 and has not yet determined the impact of the adoption of SFAS 150 on the CSR group financial position or results of operations.

A. Management discussion and analysis of financial results

On March 28, 2003, the Federal Court of Australia approved the demerger of Rinker from CSR, after shareholders voted in favour of the demerger on March 25, 2003. Rinker was admitted to the official list of the ASX and its shares were quoted on the stock market conducted by the ASX effective March 31, 2003 (on a deferred settlement basis). In accordance with the terms of the demerger, Rinker issued 944.7 million shares on April 11, 2003 to CSR shareholders.

Impact on the results of the CSR group in fiscal year 2003

As a consequence of the demerger of Rinker Group Limited on March 28, 2003, CSR recorded a gain (after tax) of A$1,492.7 million which is included in CSR group’s net profit for fiscal year 2003. Key components of this gain include:

A$ millions
Fair value of Rinker group disposal(1)	4,573.0
Less:
Book value of consolidated net assets of Rinker group, excluding outside equity interests (A$16.9 million)	(3,023.8)
Demerger transaction costs	(74.2)
Profit from ordinary activities before finance and income tax impact	1,475.0
Income tax benefits(2)	17.7
Net profit impact	1,492.7

(1)         The fair value of A$4,573.0 million was determined by taking the average Rinker share price for the period  March 31, 2003 to April 14, 2003 of A$4.84 multiplied by the number of Rinker shares on issue after the demerger distribution.

(2)         The accounting gains on the demerger of Rinker were exempt from taxation in Australia under the new demerger tax relief provisions, although income tax benefits of A$17.7 million offset demerger transaction costs of A$74.2 million.

The following discussion of the CSR group’s operating results uses financial data prepared under Australian GAAP. See Note 39 to the financial statements, included elsewhere in this annual report, for a description of the principal differences between Australian GAAP and US GAAP as they relate to the CSR group and a reconciliation of net profit and shareholders’ equity for the years and as of the dates therein indicated.

Fiscal year 2003 compared with fiscal year 2002 and fiscal year 2001

Consolidated Results and CSR Group Overview

Trading Revenue

CSR group trading revenue rose 4 percent to A$7,283 million for fiscal year 2003 from A$6,985 million for fiscal year 2002.  Trading revenues increased in all business segments, with increased volumes and prices in Rinker group and CSR Building Products and increased volumes in CSR Sugar and Aluminium partly offset by lower prices on global commodity markets for Sugar and Aluminum.  CSR group trading revenue rose from A$6,424 million for fiscal year 2001 to A$6,985 million for fiscal year 2002.

Other Revenue and Expenses from Ordinary Activities

CSR group’s other revenue from ordinary activities consists of all revenue that is not received upon the sale of goods, excluding interest and dividend income. For fiscal year 2003, CSR group’s other revenue from ordinary activities was A$4,774 million and principally related to the fair value adjustment of the Rinker group disposal. Excluding the impact of the demerger, included in other revenue of $4,573 million, CSR group’s other revenue rose slightly to A$201 million in fiscal year 2003 from A$183 million in fiscal year 2002. Other revenue was A$589 million in fiscal year 2001.

The largest items of other revenue in fiscal year 2003, other than the fair value adjustment of the Rinker group disposal, were the sale of the surplus land at Hornsby, New South Wales for A$25 million and in Florida for US$11.1 million (A$19.7 million). In fiscal year 2002 other revenue was A$183 million, the largest item of which was the sale of Downer Group Limited investment for A$60 million. Fiscal year 2001 other revenue of A$589 million included A$412 million from the disposal of the Gove alumina and bauxite investment.  In addition, CSR recognized A$28 million in revenue in fiscal year 2001 from shares in Sugar Terminals Limited received when the Sugar Bulk Terminal organization was privatized and its shares distributed to industry participants.  Details are provided in Note 31 to the financial statements included elsewhere in this annual report.

Other expenses primarily represent the book value of property, plant and equipment and other assets sold as well as the charge relating to the increase in the product liability provision (A$19 million in fiscal year 2003, A$30 million in fiscal year 2002 and A$65 million in fiscal year 2001). In fiscal year 2003, other expenses included the book value of the net assets of the Rinker group, excluding outside equity interests, of A$3,024 million, and transaction costs of A$74 million related to the demerger of the Rinker group.

Cost of Sales

Cost of sales increased by 3.4 percent to A$4,594 million in fiscal year 2003 from A$4,445 million in fiscal year 2002 and A$4,097 million in fiscal year 2001.  As a percentage of trading revenue, cost of sales were 63 percent in fiscal year 2003, down slightly on 64 percent in both fiscal year 2002 and fiscal year 2001, representing the ongoing cost improvement and synergies from acquisitions.

Warehouse and Distribution costs

Warehouse and distribution costs rose 7.3 percent to A$1,063 million in fiscal year 2003 from A$991 million in fiscal year 2002 and from A$874 million in fiscal year 2001 with inflationary cost pressures in existing businesses, and from the addition of new businesses through acquisition by Rinker Materials, offset in part by operating cost improvements.  In fiscal year 2003 these costs were 14.6 percent of trading revenue compared to 14.2 percent in fiscal year 2002 and 13.6 percent in fiscal year 2001.

Selling, Administrative and Other Operating Costs

Selling costs rose 19.8 percent to A$218 million in fiscal year 2002 from A$182 million in fiscal year 2002 and from A$157 million in fiscal year 2001 principally due to increased trading activity and acquisitions.  In each of the fiscal years 2003, 2002 and 2001 these costs were approximately 3 percent of trading revenue.

Administrative and other operating costs rose 4.3 percent to A$535 million in fiscal year 2002 from A$513 million in fiscal year 2002 and from A$466 million in fiscal year 2001 principally due to the increased trading activity and acquisitions.  In each of fiscal years 2003, 2002 and 2001 these costs were approximately 7 percent of trading revenue.

Profit from ordinary activities before finance and income tax

Profit from ordinary activities before finance and income tax increased to A$2,449 million in fiscal year 2003 from A$926 million in fiscal year 2002.  A$1,475 of fiscal year 2003 profit from ordinary activities before finance and income tax was derived from transactions related to the demerger and is described as significant items below.  Excluding these significant items, profit from ordinary activities before finance and income tax increased by 5.2 percent to A$974 million in fiscal year 2003 principally due to the improved performance of Rinker’s Readymix business and small improvements in CSR’s Building Products and Aluminium businesses.  Sugar segment profit of A$71 million for fiscal year 2003 included a writedown due to asset impairment of A$12.9 million. Rinker Materials’ results improved by US$27.6 million to US$333.6 million but these US dollar gains were offset in part by adverse exchange differences when translated into Australian dollars.

Profit from ordinary activities before finance and income tax decreased to A$926 million in fiscal year 2002 from A$980 million in fiscal year 2001. $57 million of fiscal year 2001 profit from ordinary activities before finance and income tax was derived from transactions described as significant items below. Excluding these amounts, profit from ordinary activities before finance and income tax in fiscal year 2002 and fiscal year 2001 were broadly the same.

Significant items included in net profit

At the end of fiscal year 2003 Rinker group demerged from CSR. The demerger resulted in a significant gain on disposal and significant reorganization and one off costs, which are referred to as “significant items”.  Details are summarized below:

A$ millions
Fair value of Rinker group disposal(1)	4,573.0
Book value of demerged net assets(2)	(3,023.8)
Demerger transaction costs	(74.2)
Profit from ordinary activities before finance and income tax impact	1,475.0
Income tax benefit	17.7
Net profit impact	1,492.7

(1)          The fair value of A$4,573.0 million was determined by taking the average Rinker share price for the period  March 31, 2003 to April 14, 2003 of A$4.84 multiplied by the number of Rinker shares on issue immediately after the demerger.

(2)          Book value of consolidated net assets of Rinker group of A$3,040.7 excluding outside equity interests of A $16.9 million.

There were no significant items in fiscal year 2002.

During fiscal year 2001, due to difficult economic conditions in some markets, particularly Asia, CSR group entities conducted a strategic review of certain of their businesses, including decisions to exit or restructure, which necessitated an assessment of the recoverable amount of each of these businesses on an individual basis, rather than as part of an overall regional business. The asset write downs and restructure provisions from this strategic review resulted in a loss of A$94 million in fiscal year 2001 (after tax and outside equity interests).  In addition, after undertaking an evaluation of asbestos litigation and claims in Australia and the United States, CSR group recorded charges to product liability of A$46 million after tax in fiscal year 2001.  These charges were more than offset by the profit after tax from the sale of CSR group’s investment in Gove Aluminium Limited in fiscal year 2001 of A$269 million. The net profit resulting from these significant items in fiscal year 2001 was A$129 million, including income tax benefits of A$66 million and outside equity interests of A$5.6 million.

Details of asset impairments are provided in note 39 of the financial statements included elsewhere in this annual report.

Borrowing Costs

Borrowing costs decreased by 13.6 percent to A$114 million in fiscal year 2003 from A$132 million in fiscal year 2002 and A$155 million in fiscal year 2001.  The decrease in fiscal year 2003 primarily reflected the stronger Australian dollar impact of translating interest on US dollar denominated debt. In fiscal year 2002 borrowing costs were lower than fiscal year 2001 as a result of lower interest rates averaging 6.1 percent in fiscal year 2002 and 7.2 percent in fiscal year 2001.

Income Tax Expense Relating to Ordinary Activities

Income tax expense relating to ordinary activities increased by 9 percent to A$266 million in fiscal year 2003, compared to A$244 million in fiscal year 2002. The CSR group effective tax rate decreased from 29.8 percent in fiscal year 2002 to 11.4 percent in fiscal year 2003. The accounting gains on the demerger of Rinker were exempt from taxation in Australia under the new demerger tax relief provisions, although income tax benefits of A$17.7 million were attributable to demerger transaction costs of A$74.2 million. Excluding the gains and income tax benefits related to the demerger, the effective tax rate for fiscal year 2003 was 32.7 percent.

The increased proportion of CSR group’s profits being derived from Rinker Materials in fiscal year 2003, where the corporate income tax rate tax rate is 39 percent on United States earnings, was largely offset in fiscal year 2003 by an appreciation of the A$ compared to the US$. In addition a A$33 million tax benefit arose in fiscal year 2002 relating to the settlement of a legal case between CSR and the Australian Taxation Office, as described further in Note 8 to the financial statements resulting in a decrease in the fiscal year 2002 effective tax rate compared to fiscal years 2003 (excluding the gains and income tax benefits related to the demerger) and 2001.

Income tax relating to ordinary activities in fiscal year 2001 was A$179 million, an effective rate of 21.1 percent. This was reduced by an A$66 million tax benefit relating to asset writedowns and disposals.  Excluding these amounts the effective tax rate for fiscal 2001 would have been 28.9 per cent.

The corporate tax rate in Australia declined from 34 per cent in fiscal year 2001 to 30 percent in fiscal year 2002 and remained at 30 percent in fiscal year 2003.

Net Profit

 CSR group net profit increased from A$552.6 million in fiscal year 2002 to A$2,053.5 million in fiscal year 2003. Significant items amounting to A$1,492.7 million, all related to the demerger, are included in the net profit for fiscal year 2003. Excluding these significant items, net profit increased by A$8.2 million, or 1.5 percent, to A$560.8 million. This improved net profit, excluding significant items, was mainly due to improved profitability by Rinker group companies (A$36.7 million) even after the negative impact of the stronger A$ compared to the US$, offset in part by the writedown of Sugar assets (A$9 million).

CSR group net profit decreased by 12.9 percent from A$634.1 million in fiscal year 2001 to A$552.6 million in fiscal year 2002, reflecting the inclusion in fiscal year 2001 of a net profit from significant items of A$129.2 million. Excluding these significant items the net profit increased by 9.4 percent from A$504.9 million in fiscal year 2001 to A$552.6 million in fiscal year 2002. This improved operating result, excluding significant items, was mainly due to improved profitability by Rinker Materials (A$49.9 million), Sugar (A$44.8 million) and tax benefits (A$33 million), offset by a decrease in Aluminium net profit (A$39.7 million).

During fiscal year 2003, CSR group entities continued their focused operational improvement programs to reduce the costs of their operations.  In fiscal year 2003, the CSR group estimated that it saved approximately A$90 million before income tax from cost improvements in the operating performance of CSR group entities, following similar estimated savings in fiscal years 2002 and 2001.

Seasonality

Demand for building products can be impacted by the Christmas holiday season in Australia. Historically therefore, trading revenue in the six months to March 31, has been lower than the first six months of the fiscal year.

The sugar cane crushing season spans May to November with a large proportion of CSR Sugar revenue earned in the first half of the fiscal year. Aluminium sales are generally not seasonal.

Exchange rates

For fiscal year 2003, 58 percent of CSR group’s trading revenue was generated in the US. Accordingly, CSR group’s A$ earnings are impacted by the movement in the A$/US$ exchange rate. An appreciation of the A$ relative to the US$ would be expected to have an adverse impact on the CSR group’s results. The average exchange rates used for translation of the CSR group US$ transactions into A$ are set out in the table below.

	Year ended March 31,
	2003	2002	2001

A$/US$ average	0.5654	0.5112	0.5524
Year-on-year change	11%	(7)%	—

Source: average of 9.55am hedge settlement rates at the end of the calendar month.

Summary by Business Segment

	CSR Group
	Business Segment Revenues and Segment Profit(1)
	A$ Millions
	Year Ended March 31,
	2003		2002		2001
	Trading Revenue	Segment(1) Profit	Trading Revenue	Segment(1) Profit	Trading Revenue	Segment(1) Profit

CSR Group continuing businesses
Building Products	896	120	806	109	860	86
Aluminium(2)	447	126	443	110	520	447
Sugar	708	71	694	74	529	16
Total CSR group continuing businesses	2,051	317	1,943	293	1,909	549

Rinker group businesses
Rinker Materials	4,218	592	4,116	598	3,590	496
Readymix	1,014	120	926	57	923	6
Total Rinker group (excluding corporate overhead allocations)	5,232	712	5,042	655	4,513	502

Other unallocated items(3)	—	(55)	—	(22)	2	(71)

Demerger impact(4)	—	1,475	—	—	—	—
Total CSR group	7,283	2,449	6,985	926	6,424	980

(1)               The sum of segment profit for each segment, other unallocated items and demerger impact agrees to “Profit from ordinary activities before finance and income tax” for the CSR group (as shown on the face of the statement of financial performance included in the financial statements presented elsewhere in this annual report.)

(2)               Segment profit in fiscal year 2001 includes A$235.4 million on the sale of CSR group’s interest in Gove Aluminium Limited.

(3)               Other unallocated items includes corporate costs and items not specifically attributed to business segments.

(4)               Total CSR group includes both the CSR group businesses post demerger and the Rinker group businesses. Segment profit for purposes of the business segment analysis does not include the gain of A$1,475 million in fiscal year 2003 relating to the demerger, which is attributable to the demerger of Rinker group entities and does not relate to the trading activity of any individual segment.

CSR Building Products

CSR Building Products is a leading supplier within the Australian building materials industry.

The performance of the Australian building materials industry is highly influenced by the level of activity within the building and construction industry. CSR Building Products sells its products primarily to the non-civil building and construction industry segments. For the year ended December 31, 2002, the Australian Bureau of Statistics estimates using 2000-2001 constant prices, total non-civil building and construction expenditure in Australia to be about A$45 billion, 22 percent higher than the year ended December 31, 2001.

Activity levels within these segments are generally influenced by a range of economic, demographic and other factors including:

•                    general state of the economy;

•                    levels of business and consumer confidence;

•                    interest rates and debt levels;

•                    state of the labour market;

•                    government policies influencing immigration and public and private investment; and

•                    weather patterns.

Based on data from the Australian Bureau of Statistics, Australian non-civil building and construction activity showed growth through the 1990s and reached a peak in the year ended June 30, 2000. Activity levels fell sharply in the year ended June 30, 2001, before commencing a recovery through the period ended December 31, 2002.

The results of operations for the CSR Building Products segment for the years ended March 31, 2003, 2002 and 2001 are set out below.

	Year ended March 31,
A$ million	2003	2002	2001
Trading Revenue	896.2	806.3	859.6
Segment profit	119.7	108.8	86.5
Segment profit margin %(1)	13.4	13.5	10.1

(1)               Segment profit margin % is segment profit divided by trading revenue

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading revenue: Trading revenue of A$896.2 million for the year ended March 31, 2003 represented an A$89.9 million, or 11.1 percent, increase compared to trading revenue for the year ended March 31, 2002 of A$806.3 million. This reflected an increase in sales volumes of plasterboard, fibre cement, brick, insulation and roofing products attributable to an improvement in housing and construction activity in both Australia and New Zealand and 2 percent average price increases across most business units.

Segment profit: Segment profit of A$119.7 million for the year ended March 31, 2003 represented a A$10.9 million, or 10.0 percent, increase compared to segment profit of A$108.8 million for the year ended March 31, 2002. Segment profit margins improved generally as a result of the impact of higher volumes on unit fixed costs and price improvements, particularly in the brick and roofing businesses. Improvements in volumes (A$27 million) and price (A$15 million) were offset by increased raw materials and other conversion costs; distribution costs associated with increased volumes (A$20 million); overheads associated with the implementation of the SAP computer system and other inflationary pressures (A$11 million).

Year ended March 31, 2002 compared to the year ended March 31, 2001

Trading revenue: Trading revenue of A$806.3 million for the year ended March 31, 2002 represented an A$53.3 million, or 6.2 percent, decrease compared to the year ended March 31, 2001 trading revenue of A$859.6 million. The decrease primarily reflected a fall in plasterboard and roofing volumes and prices attributable to lower Australian housing activity as well as lower prices for insulation products due to competitor activity. This was partially offset by an increase in volumes and prices for fibre cement, bricks, pavers and aerated lightweight concrete.

Segment profit: Segment profit of A$108.8 million for the year ended March 31, 2002 represented a A$22.3 million, or 25.8 percent increase compared to the year ended March 31, 2001 segment profit of A$86.5 million. Fiscal year 2001 included A$48.6 million in significant items related to the impairment of certain assets following strategic reviews of the businesses concerned. On trading activities, decreases in segment profit were primarily as a result of the reduced volumes (A$16 million) and price (A$6 million) due to lower Australian housing activity, adverse unit cost impact of lower production and freight and distribution volumes, (A$12 million) especially in roofing and bricks, a roof tile kiln recommissioning adding further costs.  These were offset by a reduction in overheads (A$6 million). Details of asset impairment are provided in note 39 to the financial statements included elsewhere in this annual report.

Aluminium

CSR’s aluminium interest is held through a 70 percent shareholding in Gove Aluminium Finance Limited (“GAF”), which in turn holds a 36.05 percent interest in the Tomago aluminium smelter joint venture. The smelter operates under an arrangement whereby each joint venture participant supplies its own alumina, pays its share of the smelter operating costs and is entitled to its proportionate share of production. The financial performance of GAF is highly influenced by aluminium prices, the A$/US$ exchange rate and the extent to which both are hedged.

Sales of aluminium are priced in US$ and are typically referenced to the three month London Metals Exchange (“LME”) aluminium price, with receipts mostly converted into A$. Lower US$ aluminium prices or a higher A$/US$ exchange rate will reduce earnings (and vice versa). GAF’s exposure to aluminium prices and the A$/US$ is partially offset by its major raw material, alumina, being purchased for amounts referenced to the US$ LME aluminium price. The majority of GAF’s remaining exposure to aluminium prices and the A$/US$ is hedged for the next two to three years.

For the five years ended March 31, 2003, the LME aluminium price has fluctuated considerably. The aluminium price hit a low over the past five years at US$1,163 a tonne in March 1999 before rising to a peak of US$1,739 a tonne in January 2000 and then falling to US$1,3656 a tonne at March 31, 2003. This latest fall was primarily due to the economic slowdown in the US and an estimated 4 percent fall in world aluminium consumption. For fiscal year 2003, aluminium prices averaged US$1,364 a tonne amid subdued global economic growth and higher aluminium exports from China.

The past three fiscal years the average A$/US$ exchange rate and the LME average aluminium prices are included in the following table:

	Year ended March 31,
	2003	2002	2001
Exchange rates
A$/US$ - average monthly rate(1)	0.5654	0.5112	0.5524
Aluminium prices
LME, US$/tonne – average(2)	1,364	1,412	1,544
A$ revenue per tonne(3)	2,695	2,704	2,762

(1)               These rates represent an average of the month end rates used by CSR (9:55 am hedge settlement rate) for the period indicated.

(2)               The LME aluminium prices represent an average of the monthly three month LME aluminium price for the period indicated.

(3)               A$ revenue per tonne represents actual GAF revenue per tonne in the period indicated. This amount differs from the LME aluminium price at the exchange rates indicated due to the impact of hedging and premiums charged to customers.

Results of operations for Aluminium

The results of operations for the Aluminium segment for the years ended March 31, 2003, 2002 and 2001 are summarised below.

	Year ended March 31,
A$ million	2003	2002	2001
Trading Revenue	446.5	443.2	520.4
Segment profit(1)	126.3	110.0	446.9
Segment profit margin %(1),(2)	28.3%	24.8%	85.9%

(1)               Segment profit in fiscal year 2001 includes A$235.4 million on the sale of CSR group’s interest in Gove Aluminium Limited. Segment profit margin was 40.6% excluding profit on sale of Gove Aluminium Limited.

(2)               Segment profit margin % is segment profit divided by trading revenue.

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading revenue: Trading revenue of A$446.5 million for the year ended March 31, 2003 represented an A$3.3 million, or 0.7 percent, increase compared to trading revenue for the year ended March 31, 2002 of A$ 443.2 million. This principally reflected higher volumes, particularly of high value billet and slab aluminium, and the positive impact of the stronger A$, largely offset by lower LME aluminium prices. Volume of aluminium sold in fiscal year 2003 of 165,690 tonnes was a record for the business, up from 163,862 tonnes  in fiscal year 2002 and 160,443 tonnes in fiscal year 2001.

Segment profit:  Segment profit of A$126.3 million for the year ended March 31, 2003 represented an A$16.3 million, or 14.8 percent, increase compared to segment profit of A$110.0 million for the year ended March 31, 2002. Segment profit margins improved as a result of lower alumina costs following the reduction in world prices of aluminium and alumina.  Segment profit also improved as a result of lower exchange rate hedge costs and improved gains on aluminium metal hedges.

Year ended March 31, 2002 compared to the year ended March 31, 2001

Trading revenue: Trading revenue of A$443.2 million for the year ended March 31, 2002 represented an A$77.2 million or 14.8 percent, decrease compared to the year ended March 31, 2001 trading revenue of A$520.4 million.  The decrease primarily relates to the divestment of Gove Aluminium Limited late in fiscal year 2001.

Segment profit: Segment profit of A$110.0 million for the year ended March 31, 2002 represented an A$336.9 million, or 75.4 percent, decrease compared to the year ended March 31, 2001 segment profit of A$446.9 million. Fiscal year 2001 included a profit of $235.4 million on the sale of Gove Aluminium Limited. On trading activities, decreases in segment profit reflected the loss of segment profit from Gove Aluminium Limited (A$79 million), a decline in margins due to higher smelter operating costs, higher alumina costs and the adverse impact of lower A$/US$ exchange rates on raw material purchases.

CSR Sugar

	Year Ended March 31,
A$ Millions	2003		2002		2001
	Trading Revenue	Segment Profit	Trading Revenue	Segment Profit	Trading Revenue	Segment Profit
CSR Sugar Milling	634.8	37.1	614.0	44.5	459.5	(13.0)
CSR Sugar Other	73.4	33.7	79.7	29.3	69.8	29.5
Total CSR Sugar	708.2	70.8	693.7	73.8	529.3	16.5

CSR Sugar Milling

CSR Sugar Milling’s activities include the milling of sugarcane to produce raw sugar and other valuable by-products such as molasses, which is primarily used for ethanol production and stock feed. Raw sugar produced in Queensland is compulsorily acquired by statute, marketed and sold to both domestic and export customers by QSL. QSL is an industry organisation owned by Queensland sugarcane growers and millers. QSL pools all the revenue received for raw sugar sold and after deducting costs, distributes net proceeds to millers on the basis of tonnage of sugar supplied. This net price is known as the QSL pool price and is quoted on an Australian dollar per tonne basis.  The QSL pool price is highly influenced by the NY#11 sugar price and the A$/US$ exchange rate. The global sugar industry is characterised by a series of demand and supply factors that have resulted in fluctuations in the sugar price:

	Year ended March 31,
Sugar prices	2003	2002	2001
NY#11 daily average (US cents per pound)	6.76	7.64	9.19
CSR assumed pool price (A$ per tonne)(1)	274.00	331.00	252.00
QSL – final pool price (A$ per tonne)(2),(3)	na	331.60	253.00

(1)          Prices are a CSR estimate of the final QSL pool price which is determined in the July following the completion of the season. Any difference between these prices assumed at March and the final QSL pool price is taken up in the following financial year.

(2)          The QSL pool price is the average realised sugar price received and reflects the impact of QSL hedging.

(3)          2003 final pool price is confirmed by QSL in July 2003 therefore it is not available (“na”) at the date of this annual report.

CSR Sugar Milling’s raw sugar production is influenced by the volume of the sugarcane crop and the underlying sugar content. The Australian sugar industry traditionally defines its seasons as the calendar year in which milling occurs. For example the 2002 season would generally have been harvested between June and December 2002 and is reflected in CSR Sugar’s results for the year ended March 31, 2003. The 2000 and 2001 sugarcane growing seasons were adversely affected by weather conditions and disease. The 2002 season sugarcane crop produced 14.1 million tonnes of sugarcane for processing by CSR Sugar.

Sugar production and sugarcane processing

	Year ended March 31,
	2003	2002	2001
Sugarcane processed (million tonnes)	14.1	11.6	11.4
Raw sugar production (million tonnes)	2.1	1.8	1.7
CCS% of sugarcane(1)	14.86	14.94	14.12

(1)              CCS is a measure of the sugar content of sugarcane and is a measure of sugar yield from sugar cane.

Results of operations for CSR Sugar Milling

The results of operations for the CSR Sugar Milling segment for the years ended March 31, 2003, 2002 and 2001 are set out below.

	Year ended March 31,
A$ million	2003	2002	2001
Trading revenue	634.8	614.0	459.5
Segment profit	37.1	44.5	(13.0)
Segment profit margin %(1)	5.8	7.2	(2.8)

(1)               Segment profit margin % is segment profit divided by trading revenue

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading revenue: Trading revenue of A$634.8 million for the year ended March 31, 2003 represented an A$20.8 million, or 3.4 percent increase compared to trading revenue for the year ended March 31, 2002 of A$614.0 million. This reflected the impact of an improved crop offset in part by lower estimated QSL pool prices as detailed above.

Segment profit: Segment profit of A$37.1 million for the year ended March 31, 2003 represented a A$7.4 million, or 16.6 percent, decrease compared to segment profit of A$44.5 million for the year ended March 31, 2002. For fiscal year 2003 segment profit includes a writedown due to impairment of value of A$12.9 million in respect of a specialised sugar plant at one of CSR’s Queensland sugar mills.  Excluding this writedown, segment profit in fiscal year 2003 of A$50.0 million increased by A$5.5 million compared to A$44.5 million in fiscal year 2002.  This reflects increases in volumes and higher molasses prices, offset by reduced sugar prices, with small gains being made on sugar and foreign exchange hedges.

Details of asset impairments are provided in note 39 of the financial statements included elsewhere in this annual report.

Year ended March 31, 2002 compared to the year ended March 31, 2001

Trading revenue: Trading revenue of A$614.0 million for the year ended March 31, 2002 represented an A$154.5 million, or 33.6 percent increase compared to the year ended March 31, 2001 trading revenue of A$459.5 million. This reflected a higher QSL pool price, higher molasses prices and a slightly improved crop as detailed above.

Segment profit: Segment profit of A$44.5 million for the year ended March 31, 2002 represented an A$57.5 million increase compared to the year ended March 31, 2001 segment profit of (A$13.0) million. Segment profit margins increased primarily as a result of higher QSL pool and molasses prices.

CSR Sugar Other

CSR Sugar Other encompasses an ethanol business, a 50 percent interests in refining businesses in Australia (Sugar Australia) and New Zealand (New Zealand Sugar Company), a 42.5 percent interest in sugar broker C. Czarnikow Limited and CSR Sugar head office. The financial performance of CSR Sugar Other is primarily influenced by returns from the refinery joint ventures, ethanol prices (export and domestic) and molasses costs.

CSR’s interest in Sugar Australia, New Zealand Sugar Company and Czarnikow are accounted for under the equity accounting method. Accordingly figures presented do not include revenue associated with these ventures. Reference to revenue primarily relates to sales of ethanol, fertiliser (a by-product of the ethanol production process) and an agency business. The segment profit figures presented for these businesses represent the CSR group’s share of their net profit determined under the equity accounting method.

Results of operations for CSR Sugar Other

The results of operations for the CSR Sugar Other segment for the years ended March 31, 2003, 2002 and 2001 are set out below.

	Year ended March 31,
A$ million	2003	2002	2001
Revenue	73.4	79.7	69.8
Segment profit	33.7	29.3	29.5
Segment profit margin (excluding associate entities) %(1)	11.3	14.4	15.7

(1)               Segment profit margin % is segment profit divided by trading revenue.

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading revenue: Trading revenue of A$73.4 million for the year ended March 31, 2003 represented an A$6.3 million, or 7.9 percent, decrease compared to trading revenue for the year ended March 31, 2002 of A$79.7 million. This reflected a loss of some agency product lines (food ingredients) and lower export ethanol volume and prices, partially offset by higher domestic ethanol sales.

Segment profit: Segment profit of A$33.7 million for the year ended March 31, 2003 represented a A$4.4 million, or 15.0 percent, increase compared to segment profit of A$29.3 million for the year ended March 31, 2002. This was primarily due to improved volumes and margins from Sugar Australia and New Zealand Sugar Company, partially offset by a lower ethanol segment profit.

Year ended March 31, 2002 compared to the year ended March 31, 2001

Trading revenue: Trading revenue of A$79.7 million for the year ended March 31, 2002 represented an A$9.9 million, or 14.2 percent, increase compared to the year ended March 31, 2001 revenue of A$69.8 million. This reflected increased export ethanol volumes and prices, increased agency product sales and higher fertiliser sales volumes.

Segment profit: Segment profit of A$29.3 million for the year ended March 31, 2002 represented an A$0.2 million or 0.7 percent decrease compared to the year ended March 31, 2001 segment profit of A$29.5 million. This reflected lower margins in Sugar Australia due to higher raw sugar prices, partially offset by an improved segment profit contribution from ethanol principally due to higher volumes and prices.

Rinker group

Rinker group’s results of operations by segment for the years ended March 31, 2003, 2002 and 2001 are set out below.

	Rinker group Business Segment trading revenues and segment profit(1) A$ millions Year Ended March 31,
	2003		2002		2001
	Trading revenue	Segment profit	Trading revenue	Segment profit	Trading revenue	Segment profit
Aggregates	1,108.6	185.4	957.0	175.0	737.4	127.5
Cement	579.2	153.5	610.4	150.1	523.6	129.6
Concrete, concrete block and asphalt	1,782.8	151.3	1,506.7	123.7	1,280.4	92.7
Concrete pipe and products	777.2	107.6	947.4	153.8	747.7	124.1
Other(1)	703.5	(5.8)	786.5	(4.1)	858.5	22.6
Eliminations(2)	(733.7)	—	(692.5)	—	(558.1)	—
Total Rinker Materials	4,217.6	592.0	4,115.5	598.5	3,589.5	496.5
Readymix	1,014.1	119.5	925.5	56.7	922.5	5.8
Total Rinker group	5,231.7	711.5	5,041.0	655.2	4,512.0	502.3

(1)               Other includes Gypsum Supply, Pre-stressed concrete, Polypipe and Rinker corporate costs.

(2)               Aggregates and Cement sell products to other Rinker segments. This internal revenue is eliminated on consolidation.

Results of Rinker Materials

Impact of currency exchange rate

As Rinker Materials records its transactions in its own financial statements in US dollars and these results are translated into Australian dollars for the purposes of consolidation into the financial statements of the CSR group, the CSR group has been susceptible to changes in the exchange rate between the US dollar and the Australian dollar. An appreciation of the A$ relative to the US$ has had an adverse impact on the CSR group’s reported results.

The table below sets out the results of Rinker Materials in both US$ and A$.  The average month end 9:55am hedge settlement rates (“US$/A$ average exchange rate”) used for translation of the Rinker Materials US$ transactions into A$ for the years ended March 31, 2003, 2002 and 2001 is also included in the table below.

	Rinker Materials Trading revenues and segment profit $ Millions unless stated otherwise Year Ended March 31,
	2003		2002		2001
	Trading revenue	Segment profit	Trading revenue	Segment profit	Trading revenue	Segment profit
Total Rinker Materials in US$	2,383.0	333.6	2,103.7	306.0	1,974.2	274.2
Total Rinker Materials in A$	4,217.6	592.0	4,115.5	598.5	3,589.5	496.5
US$/A$ average exchange rate	0.5654		0.5112		0.5524

Compared to the fiscal year 2002 exchange rate, the appreciation of the A$ in fiscal year 2003 has had a negative impact on Rinker Materials’ A$ trading revenue of A$444 million, and on A$ segment profit of A$61 million. Compared to the fiscal year 2001 exchange rate, the appreciation of the A$ in fiscal year 2003 has had a negative impact on Rinker Materials’ trading revenue of $96 million, and on segment profit of A$12 million.

Given that Rinker Materials records its transactions in its own financial statements in US dollars, for the purpose of this management discussion and analysis of the financial results of Rinker Materials, management believes it is most useful to present that discussion in US dollars having discussed the impact of the currency exchange rates above.

Aggregates

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading Revenue:  In A$, trading revenue increased to A$1,108.6 million in fiscal year 2003 from A$957.0 million in fiscal year 2002, or 16 percent.

In US$, trading revenue of US$627.2 million for the year ended March 31, 2003 represented a US$137.9 million, or 28 percent, increase compared to trading revenue for the year ended March 31, 2002 of US$489.3 million.

The increase principally reflects:

•                    The Kiewit acquisition on September 26, 2002 which, together with a full year contribution from the acquisition of the Nevada quarry operations previously owned by Hanson Plc (purchased September 2001) and the Kentucky quarry operations previously owned by Cemex (purchased December 2001), accounted for approximately $110 million of additional trading revenue;

•                    Increased volumes and prices in the Florida residential market supported by civil projects that were accelerated pursuant to a state government initiative (Mobility 2000) which increased revenue by US$28 million; and

•                    Weaker to unchanged results in the Tennessee, Washington state and Georgia operations in line with economic conditions in those markets, which overall decreased revenue by US$5 million.

Excluding Kiewit, aggregate volumes increased by 9.5 percent and average prices increased by approximately 4  percent over the previous fiscal year.

The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

Segment profit: In A$, segment profit increased to A$185.4 million in fiscal year 2003 from A$175.0 million in fiscal year 2002, or 6 percent.

In US$, segment profit of US$104.0 million for the year ended March 31, 2003 represented a US$14.6 million, or 16 percent increase compared to segment profit for the year ended March 31, 2002 of US$89.4 million. This was due principally to full year’s contribution from the Hanson and Cemex businesses acquired in fiscal year 2002 and segment profit resulting from the September 2002 Kiewit acquisition.  In addition, volume and price improvements in “heritage businesses” (heritage businesses exclude acquisitions not included in Rinker Materials for the full prior fiscal year) contributed to the increased segment profit.

The difference in the rate of increase between US$ segment profit and A$ segment profit reflects the change in the exchange rate between US$ and A$.

Year ended March 31, 2002 compared to the year ended March 31, 2001

Trading Revenue: In A$, trading revenue increased to A$957.0 million in fiscal year 2002 from A$737.4 million in fiscal year 2001, or 30 percent.

In US$, trading revenue of US$489.3 million for the year ended March 31, 2002 represented a US$83.9 million, or 21 percent, increase compared to the year ended March 31, 2001 trading revenue of US$405.4 million. The increase reflects increased revenue from acquisitions and volume and price increases in heritage businesses.

Acquisitions contributed US$34 million of the increase.  The principal increases came from full year revenue contributions from the aggregate operations of Florida Crushed Stone and American Limestone Company, and to a lesser extent from trading revenue provided by the Las Vegas quarry operations acquired from Hanson PLC in September 2001 and the Kentucky quarry operations acquired from Cemex in December 2001.

Heritage operations contributed an approximately US$48 million of the increase in trading revenue:

•                    Volumes increased 2.2 million tonnes or 6.5 percent due to supply to large projects in Florida including the widening of Interstate 95, the Better Jacksonville Initiative, and the Miami and Tampa International airports, combined with strong volumes to the internal concrete business as the Florida residential market strengthened.

•                    Average quarry prices in Florida increased over 8 percent.  In Nevada and Washington state, price increases were generally in line with inflation, while prices in Georgia were down marginally.

The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

Segment profit: In A$, segment profit increased to A$175.0 million in fiscal year 2002 from A$127.5 million in fiscal year 2001, or 37 percent.

In US$, segment profit of US$89.4 million for the year ended March 31, 2002 represented a US$19.8 million, or 28 percent, increase compared to the year ended March 31, 2001 segment profit of US$69.6 million. This was principally due to volume and price increases in heritage businesses, and to a lesser extent, the impact of the acquisitions summarized above and a significant improvement in Nevada operations.

The difference in the rate of increase between US$ segment profit and A$ segment profit reflects the change in the exchange rate between US$ and A$.

Cement

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading Revenue: In A$, trading revenue decreased by 5 percent to A$579.2 million in fiscal year 2003 from A$610.4 million in fiscal year 2002.

In US$, trading revenue of US$327.2 million for the year ended March 31, 2003 represented a US$15.1 million, or 5 percent, increase compared to the trading revenue for the year ended March 31, 2002 of US$312.1 million. The increase in trading revenue reflected 2.4 percent increase in total volumes , improved manufacturing cost as the Miami cement mill increased production, and an increase in transport revenue from the cement tanker fleet.

Prices were flat, compared to the year ended March 31, 2002, principally due to increased manufacturing capacity coming on line in Florida.

The difference between an increase between US$ trading revenue and a decrease in A$ trading revenue reflects the change in the exchange rate between US$ and A$.

Segment profit: In A$, segment profit increased to A$153.5 million in fiscal year 2003 from A$150.1 million in fiscal year 2002, or 2 percent.

In US$, segment profit of US$86.8 million for the year ended March 31, 2003 represented a US$10.0 million, or 13 percent, increase compared to segment profit for the year ended March 31, 2002 of US$76.8 million.  This was principally due to improved cost performance at the Miami cement mill, and a reduction in import cement prices, with increased volumes also contributing to the improvement.

The difference in the rate of increase between US$ segment profit and A$ segment profit reflects the change in the exchange rate between US$ and A$.

Year ended March 31, 2002 compared to the year ended March 31, 2001

Trading Revenue: In A$, trading revenue increased to A$610.4 million in fiscal year 2002 from A$523.6 million in fiscal year 2001, or 16 percent.

In US$, trading revenue of US$312.1 million for year ended March 31, 2002 represented a US$25.2 million, or a 9 percent, increase compared to year ended March 31, 2001 trading revenue of US$286.9 million. The increase was principally due to a full year of trading revenue from the Brooksville mill, (part of the Florida Crushed Stone acquisition) and an increase in heritage volumes from the Miami mill, partly offset by a reduction in imported and traded cement, as increased tonnage was sourced from the Miami mill.

The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

Segment profit: In A$, segment profit increased to A$150.1 million in fiscal year 2002 from A$129.6 million in fiscal year 2001, or 15 percent.

In US$, segment profit of US$76.8 million for year ended March 31, 2002 represented a US$5.9 million, or 8 percent, increase compared to the year ended March 31, 2001 segment profit of US$70.9 million. This was principally due to a full year’s segment profit contribution from the Florida Crushed Stone acquisition.

The difference in the rate of increase between US$ segment profit and A$ segment profit reflects the change in the exchange rate between US$ and A$.

Concrete, concrete block and asphalt

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading Revenue: In A$, trading revenue increased to A$1,782.8 million in fiscal year 2003 from A$1,506.7 million in fiscal year 2002, or 18 percent.

In US$, trading revenue of US$1,010.1 million for the year ended March 31, 2003 represented a US$239.6 million, or 31 percent, increase compared to trading revenue for the year ended March 31, 2002 of US$770.5 million. The Kiewit acquisition accounted for $183.0 million or 76 percent of the increase. Trading revenue was also positively impacted, in decreasing order, by:

•                    Improved trading revenues from heritage operations in Florida, where both concrete and concrete block volumes were at record levels due to growth in the Florida residential market;

•                    Incremental trading revenues from the Hanson and Mid Coast Concrete acquisitions which had a first full year contribution to results in fiscal year 2003;

•                    Increased concrete volumes and prices in Nevada; and

•                    Trading revenue from Callaway Concrete purchased in January 2003.

Block volumes in Nevada declined due to a slowdown in the housing market. Concrete operations were also subdued in Tennessee and Washington state, which are both experiencing weak markets.

Excluding Kiewit, concrete volumes increased by 6 percent and block volumes increased by 2 percent.  Also excluding Kiewit, average concrete prices increased by 2.7 percent and block prices by 4.8 percent.

The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

Segment profit: In A$, segment profit increased to A$151.3 million in fiscal year 2003 from A$123.7 million in fiscal year 2002, or 22 percent.

In US$, segment profit of US$85.8 million for the year ended March 31, 2003 represented a US$22.5 million, or 36 percent, increase compared to segment profit for the year ended March 31, 2002 of US$63.3 million. The increase in segment profit mainly reflected contributions to segment profit from the acquisition of Kiewit, together with contributions from the Hanson and Mid Coast acquisitions made during fiscal year 2002 and a small contribution from Callaway Concrete.  Segment profit was also positively affected by improvements in margins in the Florida business as strong volumes enable lower unit fixed costs, offset in part by decreased results in the Washington state and Tennessee regions, which were impacted by weaker markets.

The difference in the rate of increase between US$ segment profit and A$ segment profit reflects the change in the exchange rate between US$ and A$.

Year ended March 31, 2002 compared to the year ended March 31, 2001

Trading Revenue: In A$, trading revenue increased to A$1,506.7 million in fiscal year 2002 from A$1,280.4 million in fiscal year 2001, or 18 percent.

In US$, trading revenue of US$770.5 million for year ended March 31, 2002 represented a US$65.6 million, or 9 percent, increase compared to year ended March 31, 2001 trading revenue of US$704.9 million. This principally reflected additional trading revenue from increased volumes in Florida and Nevada following the Mid-Coast Concrete and Hanson acquisitions during fiscal year 2002 together with higher prices from heritage operations in these markets. Incremental revenue from a full year’s contribution from the American Limestone concrete operations, acquired during fiscal year 2001, largely offset by decreased volumes in the Washington state market principally due to a general regional economic downturn.

The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

Segment profit: In A$, segment profit increased to A$123.7 million in fiscal year 2002 from A$92.7 million in fiscal year 2001, or 33 percent.

In US$, segment profit of US$63.3 million for year ended March 31, 2002 represented a US$12.2 million, or 24 percent, increase compared to the year ended March 31, 2001 segment profit of US$51.1 million. This was principally due to volume and price improvements in the Florida market, together with a one-off gain from the divestment of the Lejeune concrete plant in south Florida, improvement in the Nevada concrete and block operations (excluding acquisitions) and segment profit contributions from the acquisitions of Mid Coast Concrete in Florida and the Hanson operations in Las Vegas.

The difference in the rate of increase between US$ segment profit and A$ segment profit reflects the change in the exchange rate between US$ and A$.

Concrete pipe and products

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading Revenue: In A$, trading revenue decreased to A$777.2 million in fiscal year 2003 from A$947.4 million in fiscal year 2002, or 18 percent.

In US$, trading revenue of US$437.0 million for the year ended March 31, 2003 represented a US$47.0 million, or 10 percent, decrease compared to trading revenue for the year ended March 31, 2002 of US$484.0 million. This decrease was principally due to an 8 percent decline in concrete pipe volumes including a reduction in revenue of US$15 million from the divestment of operations in Everett, Washington and Portland, Oregon. Lower market activity in most regions, and to a lesser extent the impact of alternative products and new market entrants, reduced revenue by US$32 million.

The difference in the rate of decrease between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

Segment profit: In A$, segment profit decreased to A$107.6 million in fiscal year 2003 from A$153.8 million in fiscal year 2002, or 30 percent.

In US$, segment profit of US$60.1 million for the year ended March 31, 2003 represented a US$18.3 million, or 23 percent, decrease compared to segment profit for the year ended March 31, 2002 of US$78.4 million..   The lower segment profit margin includes the impact from fixed depreciation and amortization costs, the impact of allocating selling and administration costs over a lower trading revenue base, and an increase in employee pension and medical benefit plan costs.

The difference in the rate of increase between US$ segment profit and A$ segment profit reflects the change in the exchange rate between US$ and A$.

Year ended March 31, 2002 compared to the year ended March 31, 2001

Trading Revenue: In A$, trading revenue increased to A$947.4 million in fiscal year 2002 from A$747.7 million in fiscal year 2001, or 27 percent.

In US$, trading revenue of US$484.0 million for year ended March 31, 2002 represented a US$73.4 million, or 18 percent, increase compared to year ended March 31, 2001 trading revenue of US$410.6 million.  This largely reflected a full year of trading revenue from the fiscal year 2001 acquisitions of Wilson Concrete Company, Leppert Concrete Products, Southern Culvert LC, Bay Concrete Products, Dura-Crete, Inc. and United States Concrete Products Limited, together with the acquisition of the remaining 50 percent of the New England Joint Venture, and an increase in average selling price of 6 percent.

The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

Segment profit: In A$, segment profit increased to A$153.8 million in fiscal year 2002 from A$124.1 million in fiscal year 2001, or 24 percent.

In US$, segment profit of US$78.4 million for year ended March 31, 2002 represented a US$10.1 million, or a 15 percent, increase compared to the year ended March 31, 2001 segment profit of US$68.3 million.

The increase was the result of the program of bolt on acquisitions, principally from a full year contribution to segment profit from the fiscal year 2001 acquisitions, together with a full year 100 percent contribution to segment profit from the New England plants (previously 50 percent share under the New England Joint Venture), although partially offset by a decrease in gains on sale of assets from the previous fiscal year.

The difference in the rate of increase between US$ segment profit and A$ segment profit reflects the change in the exchange rate between US$ and A$.

Other

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading Revenue: In A$, trading revenue decreased to A$703.5 million in fiscal year 2003 from A$786.5 million in fiscal year 2002, or 11 percent.

In US$, trading revenue of US$396.6 million for the year ended March 31, 2003 represented a US$5.3 million or 1 percent decrease compared to the trading revenue for the year ended March 31, 2002 of US$401.9 million.

Gypsum supply trading revenue increased 11 percent as a result of both volume (8 percent increase in wallboard volumes) and prices (6 percent increase in wallboard prices).

Pre-stressed concrete trading revenue decreased by 6 percent, reflecting lower market activity in the US midwest and the mix of projects undertaken.

Polyethylene pipe and installation trading revenue declined by 17 percent primarily as a result of lower polyethylene pipe prices consistent with weaker demand in the telecommunications sector, and the adverse impact on trading revenues of the sale of the installation business on August 1, 2002.

The difference in the rate of decrease between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

Segment profit: In A$, segment profit for the total Other segment, including Rinker Materials’ corporate costs, decreased to a loss of A$5.8 million in fiscal year 2003 from a loss of A$4.1 million in fiscal year 2002.

In US$, excluding Rinker Materials corporate costs, segment profit was US$8.1 million for the year ended March 31, 2003 representing a US$2.7 million or 25 percent decrease compared to segment profit of US$10.8 million for the year ended March 31, 2002.

Gypsum Supply segment profit was unchanged. Although volumes and prices increased, gross margins declined due to increased maintenance and insurance costs.

Polypipe earned a positive segment profit after incurring a loss in the previous fiscal year.  This was primarily the result of divesting the loss making pipeline rehabilitation business in August 2002 and an increase in volume and improved cost control.

Prestress results deteriorated, impacted by the decrease in volumes and revenue, and increased costs and decreased margins on a few very technically challenging projects.

Rinker Materials’ corporate costs decreased by US$1.5 million to US$11.2 million compared to costs of US$12.7 million for the prior year.  Costs are net of gains on land sales that were an increase of US$8.9 million over the previous fiscal year.  These gains were partly offset by increased legal and insurance costs.

The difference in the rate of decrease between US$ segment profit and A$ segment profit reflects the change in the exchange rate between US$ and A$.

Year ended March 31, 2002 compared to the year ended March 31, 2001

Trading Revenue: In A$, trading revenue decreased to A$786.5 million in fiscal year 2002 from A$858.5 million in fiscal year 2001, or 8 percent.

In US$, trading revenue of US$401.9 million for year ended March 31, 2002 represented a US$72.0 million, or 15 percent, decrease compared to the year ended March 31, 2001 trading revenue of US$473.9 million.

Gypsum supply trading revenues declined by 17 percent primarily as a result of a modest decline in wallboard volumes and a significant decrease in prices which had been abnormally high in the previous two fiscal years due to supply shortages.

The weaker commercial construction market in the US, particularly Indiana and Oklahoma, negatively impacted volumes and prices in pre-stressed concrete products, which resulted in trading revenues declining by 8 percent.

Polyethylene pipe volumes declined 17 percent as a result of reduced demand from the oil and gas and ducting markets which resulted in trading revenues declining by 21 percent.

The difference in the rate of increase between US$ trading revenue and A$ trading revenue reflects the change in the exchange rate between US$ and A$.

Segment profit: In A$, segment profit decreased to a loss of A$4.1 million in fiscal year 2002 from a profit of A$22.5 million in fiscal year 2001, or 118 percent.

In US$, excluding Rinker Materials’ corporate costs, segment profit was US$10.8 million for year ended March 31, 2002 representing a US$14.5 million decrease compared to the year ended March 31, 2001 segment profit of US$25.3 million.

Included in segment profit in fiscal year 2001 was a write down of US$9.4 million (A$19.1 million) in relation to Rinker Materials’ under performing pipeline rehabilitation business. Net assets were written down to their recoverable amount based on the projection of future discounted cash flows.

The remaining decline in segment profit was principally due the significantly lower price in Gypsum Supply noted above and to lower volumes and prices across all other products, with lower project margins in pre-stress operations due to a weaker commercial market, partially offset by segment profit improvements from the restructure of the pipe rehabilitation business during the year.

Rinker Materials’ corporate costs increased by US$1.7 million to US$12.7 million compared to costs of US$11.0 million for the prior year.  Costs are net of gains on land sales, which decreased by US$1.4 million over the previous fiscal year.

The difference in the rate of increase between US$ segment profit and A$ segment profit reflects the change in the exchange rate between US$ and A$.

Results of the Readymix segment

Year ended March 31, 2003 compared to the year ended March 31, 2002

Trading Revenue: Trading revenue of A$1,014.1 million for the year ended March 31, 2003 represented an A$88.6 million, or 10 percent, increase compared to trading revenue for the year ended March 31, 2002 of A$925.5 million.  The increase in trading revenue comprised A$71 million from price increases in both concrete and aggregates, together with increased concrete volumes of $25 million from greater residential and commercial construction activity and an increase of $11 million from Chinese operations which benefited from higher volumes due to government infrastructure operations.  This was offset by reduced aggregates revenue of A$12 million due to the completion of a number of major infrastructure projects, a reduction of A$4 million through closure of the Taiwan operations, and lower trading revenue from decreased pipe and product volumes of A$2 million.

Segment profit: Segment profit of A$119.5 million for the year ended March 31, 2003 represented an A$62.8 million, or 111 percent, increase compared to segment profit of A$56.7 million for the year ended March 31, 2002.  The increase in the segment profit was due to improved margin of A$50 million from concrete and aggregates reflecting increased concrete and aggregate prices partially offset an increase in cost of sales, together with improved segment profit from the pipes and concrete products business generated from selling price increases and cost reduction initiatives.  Segment profit in the Chinese operations also increased due to increased volumes.

Year ended March 31, 2002 compared to the year ended March 31, 2001

Trading Revenue: Trading revenue of A$925.5 million for year ended March 31, 2002 represented an A$3 million, or 0.3 percent increase compared to the year ended March 31, 2001 trading revenue of A$922.5 million.  This marginal increase in revenue was due to growth in Australian residential activity and Asian sales increases due the supply of products to a number of government infrastructure contracts, partially offset by a decline in civil and commercial construction in Australia due to the delayed commencement of approved public and private infrastructure projects.

Segment profit: Segment profit of A$56.7 million for year ended March 31, 2002 represented an A$50.9 million or 878 percent increase compared to the year ended March 31, 2001 segment profit of A$5.8 million.

The increase in segment profit during 2002 was largely attributed to the non recurring A$45.4 million impairment write down in fiscal year 2001 of the businesses in China and Taiwan, together with improved earnings from Readymix 50 percent cement investment in ACH due to increased selling prices and cost reduction initiatives.

B.            Liquidity and Capital Resources

The liquidity of the CSR group improved in fiscal year 2003 as the funds required for capital expenditure, dividends and interest were more than offset by the A$1,172 million of cash from operating activities.  In fiscal year 2004, CSR group entities expect to finance their funding needs from net cash from operating activities and existing lines of credit.

Net cash from operating activities decreased slightly to A$1,172 million for fiscal year 2003 from A$1,195 million for fiscal year 2002, up from $1,024 million for fiscal year 2001. The decrease in fiscal year 2003 was due to a tax refund in fiscal year 2002 of A$33 million, with improved profit from ordinary activities before finance and income tax offset by other negative cash flows from operating activities.  In fiscal year 2002 net cash from operating activities of A$1,195 million showed an improvement over fiscal year 2001 due to the tax refund in fiscal year 2002 and other negative cash flows in fiscal year 2001 relating to working capital and tax.

Statement of cash flows

	Fiscal years
A$ millions	2003	2002	2001
Net cash from operating activities	1,172	1,195	1,024
Net cash (used in) investing activities	(1,115)	(437)	(580)
Net cash from (used in) financing activities	346	(800)	(390)
Net increase (decrease) in cash	403	(42)	54

CSR’s main source of liquidity has been cash generated by the operations of the CSR group and external borrowings in fiscal year 2003. Net cash from operating activities includes interest received and is after tax paid.

Fiscal year 2003

In fiscal year 2003, cash from operations and financing activities was mainly directed to capital expenditure of A$1,287 million net of assumed debt, (A$1,345 million on an accruals basis and excluding debt assumed on acquisition, as detailed below).

In fiscal year 2003, net proceeds from borrowings totaled A$666.2 million, with A$1,254.8 million raised through bond issues and bank loan facilities, offset by $588.6 million in repayments.

Divestment proceeds of A$170 million were derived from the sale of small non-core businesses and surplus land. The largest single item related to the sale of surplus land by Rinker Materials in Florida for US$11 million (A$19 million).

After funding net capital expenditure, net cash from operating and financing activities was used mainly to fund dividends and interest of A$357 million.

Fiscal year 2002

In fiscal year 2002, cash from operations was mainly directed to capital expenditure of A$584 million (on an accruals basis). Divestment proceeds of A$136 million included A$60 million from the sale of the CSR group’s investment in the Downer Group equity.

After funding net capital expenditure, net cash from operating activities was used mainly to repay debt of A$243 million, fund dividends and interest of A$374 million and fund a share buyback of A$209 million.

Fiscal year 2001

In fiscal year 2001, cash flow from operations and increased borrowings of A$436 million was mainly used to fund net capital expenditure of A$608 million (after disposals and excluding debt assumed on acquisition), dividends and finance costs of A$444 million and a share buyback of A$341 million. Net capital expenditure of A$608 million, net of debt assumed on acquisition, consisted of A$1,660 million (on an accruals basis and excluding debt assumed on acquisition) spent on new businesses and assets, mainly by Rinker Materials in the United States, offset by A$876 million of divestment proceeds. The divestment proceeds primarily related to the sale of the GAL bauxite and alumina business (A$412 million) and the receipt of deferred payments from timber divestments (A$313 million paid in fiscal year 2001 relating to the sale in fiscal year 2000).

Capital Expenditure

Capital expenditure (on an accrual basis and excluding debt assumed on acquisition) was A$1,345 million, A$584 million, and A$1,660 million for fiscal years 2003, 2002, and 2001, respectively. Of the fiscal year 2003 amount, A$997 million (US$540 million) related to the acquisition of Kiewit by Rinker Materials in the United States. The remaining amount expended during fiscal year 2003 mainly related to small “bolt-on” acquisitions by Rinker Materials, the refurbishment of existing facilities and plant and equipment replacements.

	Capital Expenditure during the Year Ended March 31
	2003	2002	2001
	(A$ Millions)
Building Products Division	42	52	28
Sugar Division	21	23	22
Aluminium Division	9	10	13
Other	20	23	15
Total CSR continuing businesses	92	108	78
Rinker Materials Corporation	1,187	433	1,537
Readymix	66	43	45
Total Rinker group	1,253	476	1,582
Total	A$1,345	A$584	A$1,660

At March 31, 2003, CSR had committed to capital expenditure of A$13.3 million in relation to the improvement and renewal of existing property, plant and equipment in continuing businesses.

From April 1, 2003 to May 31, 2003, CSR group entities have incurred A$10 million on capital expenditure and at May 31, 2003, CSR group entities have commitments to capital expenditure of A$5 million outstanding. relating to plant and equipment renewal and upgrades.

Net debt position

Net debt (total debt less cash and short term lending) fell 87 percent to A$ 226 million at March 31, 2003 from A$1,738 million at March 31, 2002 and A$2,100 million at March 31, 2001.  In fiscal year 2003, the reduction was due primarily to the transfer of debt of A$1,580 million to Rinker as part of the demerger. In fiscal year 2002, the moderate levels of capital expenditure enabled debt repayments to be made from net cash from operating activities. The net debt position also improved in fiscal year 2002 due to a A$161 million reduction on translation of US dollar debt due to the strengthening of the Australian dollar. The increase in debt during fiscal year 2001 was mainly due to significant US acquisitions by Rinker Materials.

The CSR group’s debt profile during the last five fiscal years has been as follows:

	Group Debt Profile as at March 31
	2003	2002	2001	2000	1999
	(A$ millions, except where indicated)
Long term debt(1)	273	1,791	2,230	1,149	1,763
Total debt(2)	598	1,895	2,300	1,215	1,837
Net debt(3)	226	1,738	2,100	1,088	1,749
Debt to capitalization ratio(4)	19%	31%	36%	22%	33%

(1)          Debt maturing in excess of twelve months from period end.

(2)          Long term debt plus short term debt (including bank overdrafts).

(3)          Total debt less cash and short term lending.

(4)          Ratio of long term debt to long term debt plus total shareholders’ equity.

Of total debt at March 31, 2003, A$273 million was classified as non-current (not repayable within 12 months) of which approximately 3 percent is repayable in Thai baht and approximately 97 percent in Australian dollars.

Details of borrowings, credit facilities and maturity profiles are given in Note 19 and Note 20 of the financial statements, included elsewhere in this annual report.  Details of financial instruments used for hedging purposes are given in Note 28 of the financial statements.

At March 31, 2003, the CSR group had a total of A$500 million committed standby facilities, with CSR group’s six relationship banks, of which A$237.5 million was not drawn.  These facilities have fixed maturity dates through April 2008. Most of these credit lines can be drawn on short notice in both Australian dollars and United States dollars.  The CSR group also utilizes commercial paper facilities in Australia, completed a Rule 144A bond issue in February 1994 and completed a public registered bond issue in the United States in July 1995.  Details of credit facilities are provided in Note 20 to the financial statements.

CSR believes that the working capital of the CSR group is sufficient for the CSR group’s present requirements.

There are no legal or economic restrictions on the ability of its subsidiaries to transfer funds to CSR in the form of cash dividends, loans or advances.

CSR is not aware of any restrictions on the use of committed borrowing facilities other than as detailed above. Borrowing requirements are not normally subject to any seasonal factors.

Changes in contributed equity

In May 2001, CSR announced a share buyback plan with the intent to purchase up to 10 percent of its fully paid ordinary shares. 1,100,000 shares were repurchased in fiscal year 2003, 34,081,215 shares in fiscal year 2002 and 77,643,304 in fiscal year 2001. This resulted in a reduction of share capital of A$6.7 million in fiscal year 2003, A$ 208.5 million in fiscal year 2002 and A$340.7 million in fiscal year 2001. On May 20, 2003, CSR announced a further share buyback plan with a target of purchasing up to 5 percent of its fully paid ordinary shares.

In recent years, capital has been raised by: (i) the conversion of partly paid shares issued under rights issues in 1986-90 to fully paid shares, and (ii) the issue of CSR shares (or options in respect of CSR shares) under the following CSR Employee Incentive Plans:

The figures for the amounts raised from the above sources over the past five fiscal years are as follows:

	Capital Raising for the Year Ended March 31

	2003	2002	2001	2000	1999
	(A$ millions)
Employee Incentive Plans	42.8	25.5	16.1	6.1	15.2
Non-cash share issues(1)	—	2.6	1.7	4.9	7.0
	A$42.8	A$22.9	A$14.4	A$1.2	A$8.2

(1) A portion of employee shares prior to fiscal year 2003 were financed by interest-free loans

Details of contributed equity are given in Note 22 of the financial statements, included elsewhere in this annual report.

C.                                   Research and Development, Patents and Licenses

CSR group companies incur research and development (“R&D”) costs in a number of business areas, which are expensed when incurred. In Australia, certain research and development project expenditure qualifies for Australian R&D tax concessions. The amounts for the fiscal years ended March 31, were:

2001	A$6 million
2002	A$6 million
2003	A$6 million

D.                                   Trend Information

Relevant industry and market trends for CSR group as a whole are discussed in “Item 5 – Management discussion and analysis of financial results”.

Except as previously discussed, the CSR group is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the CSR group’s trading revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

The operating environment for CSR remains quite challenging. CSR expects a slow down in CSR Building Products’ residential construction markets. CSR Sugar faces continuing depressed world sugar prices.  These issues are expected to be offset to some extent by improved returns for Aluminium based on prior year hedging and the start of ongoing returns from the development and sale of surplus properties.

E.                                     Off-Balance Sheet Financial Arrangements

The CSR group does not use special purpose vehicles or any other significant form of off-balance sheet financing.

The CSR group has some lease obligations as outlined below in the table of “Contractual Obligations and Commercial Commitments”.

Trading Activities Involving Commodity Contracts

The entities of the CSR group use a variety of instruments to manage financial and commodity price risks. CSR does not use or issue derivatives or financial instruments for speculative or trading purposes.

Hedging or Commodities - Aluminium sales are hedged by the use of futures and commodity swaps. The level of hedging is based on the estimated future sales of aluminium. As at June 23, 2003, approximately 73 percent of estimated fiscal year 2004 net aluminium sales are hedged.

All raw sugar produced in Queensland is compulsorily acquired by QSL, which is the single desk seller of that raw sugar. Sugar sales are hedged by QSL, by the use of futures contracts and futures options.   The level of QSL hedging is based on estimated future sales.  Of 2004 sales, as at June 13, 2003, approximately 38 percent had been hedged by the QSL.

Hedging of foreign exchange – CSR enters into foreign exchange risk management instruments such as forward contracts, currency options and swaps. These instruments are used to hedge receipts resulting from sales denominated in foreign currencies and disbursements for raw materials and capital equipment. They are also used to hedge foreign currency borrowings and assets. The purpose of these financial instruments is to protect the CSR group against potential adverse changes in exchange rates.

Hedging of Interest Rates – The CSR group enters into transactions involving financial instruments to reduce the potential impact of interest rate changes to within certain specified parameters. This enables the CSR group to obtain a more stable and predictable interest expense.

Details of these hedges are provided in Note 28 to the financial statements, included elsewhere in this annual report.

F.                                     Contractual Obligations and Commercial Commitments

The CSR group’s long term obligations and commitments are detailed below:

A$ million	Payments Due by Period
As at March 31, 2003	Total	Less than 1 year	1 to 2 years	2 to 5 years	Over 5 years
Short term debt (excluding interest)	325.6	325.6	—	—	—
Long term debt (excluding interest)	272.7	87.5	10.0	175.0	0.2
Lease obligations – Finance leases	0.3	0.1	0.2	—	—
Lease obligations – Operating leases	45.9	14.3	12.9	17.2	1.5
Contracted capital expenditure	13.3	13.3	—	—	—
Other long-term obligations	3.6	0.9	1.0	1.7	—
Total contractual cash obligations	661.4	441.7	24.1	193.9	1.7

The CSR group believes it is well placed to satisfy its short term and long term obligations and commitments, from cash deposits at March 31, 2003 of A$372.4 million and future operating cash flows. In each of the last three fiscal years the CSR group has generated over A$1 billion of cash from its operating activities, of which A$279 million was derived from businesses which remain in the CSR group. At March 31, 2003, the CSR group had a total of A$500 million committed standby facilities, with CSR group’s six relationship banks, of which A$237.5 million was not drawn.  These facilities have fixed maturity dates through April 2008. Most of these credit lines can be drawn on short notice in both Australian dollars and United States dollars.  The CSR group also utilizes commercial paper facilities in Australia, completed a Rule 144A bond issue in February 1994 and completed a public registered bond issue in the United States in July 1995.  Details of credit facilities are provided in Note 20 to the financial statements. For a discussion of factors that could adversely affect the operating results of the CSR group in future financial reporting periods, see “Item 3 — Key Information – Risk Factors”.

At March 31, 2003, CSR has outstanding pre demerger guarantees on 2004 and 2005 Rinker Materials’ bonds amounting to A$499.1 million and other performance guarantees provided to third parties and other contingent liabilities amounting to A$3.8 million. In respect of the 2004 and 2005 bonds Rinker and Rinker Materials have agreed to indemnify CSR for any obligations that come due under CSR’s guarantee obligations in respect of the (i) US$49.8 million outstanding 6.875% bonds due on March 1, 2004 issued by Rinker Materials and guaranteed by Rinker and CSR and (ii) US$250 million outstanding 6.875% bonds due on July 21, 2005 issued by Rinker Materials and guaranteed by Rinker and CSR. To support its indemnity, Rinker Materials has obtained, under its US$1,077.5 million bank credit facilities, bank letters of credit for CSR’s benefit for any obligations that come due under CSR’s guarantee in respect of the those bonds that remain outstanding.

CSR is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the CSR group’s net trading revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition, other than stated in the “Trends” above.

G.  Major restructuring and rationalization charges and related asset impairment

A number of items have occurred in recent fiscal years which were considered significant items, in that their size, nature or incidence are relevant in explaining the financial performance of the CSR group, and as such were disclosed separately. Many of these items related to major restructuring and rationalization events which gave rise to charges, asset impairment or profit on sale of businesses.

In the fiscal year 2003, Rinker group demerged from CSR. The demerger resulted in a significant gain on disposal and significant reorganization and one off costs. Details are provided in Note 3 to the financial statements, included elsewhere in this annual report, and are summarized below:

A$ millions
Fair value of Rinker group disposal(1)	4,573.0
Book value of demerged net assets(2)	(3,023.8)
Demerger transaction costs	(74.2)
Profit from ordinary activities before finance and income tax impact	1,475.0
Income tax benefit	17.7
Net profit impact	1,492.7

(1)          The fair value of A$4,573.0 million was determined by taking the average Rinker share price for the period March 31, 2003 to April 14, 2003 of A$4.84 multiplied by the number of Rinker shares on issue immediately after the demerger.

(2)          Book value of consolidated net assets of Rinker group of A$3,040.7 million less outside equity interests of A$16.9 million.

Also in fiscal year 2003, CSR Sugar wrote down A$12.9 million due to the impairment in value of a specialized sugar plant at one of CSR’s Queensland sugar mills. After review of the operations and future cash flows, CSR could not support the carrying value of the assets based on expected future cash flows.

There were no material restructuring or reorganization costs in fiscal year 2002.

During fiscal year 2001, due to difficult economic conditions in some markets, particularly Asia, CSR group entities conducted a strategic review of certain of their businesses, including decisions to exit or restructure, which necessitated an assessment of the recoverable amount of each of these businesses on an individual basis, rather than as part of an overall regional business. The asset write downs and restructure provisions from this strategic review resulted in a significant loss of A$113.1 million in fiscal year 2001 (before tax and outside equity interests). Of this, A$74.8 million related to the writedown of property, plant and equipment, A$17.9 million related to the writedown of other assets and A$20.4 million related to provisions for closure costs.

After undertaking an evaluation of asbestos litigation and claims in Australia and the United States, CSR group recorded charges to product liability of A$65.0 million before income tax in fiscal year 2001.  The profit after tax from the sale of CSR group’s investment in Gove Aluminium Limited in fiscal year 2001 was A$268.6 million.

The net profit resulting from these significant items in fiscal year 2001 was A$129.2 million, including income tax benefits of A$66.3 million and outside equity interests of A$5.6 million.

Details of asset impairments are provided in note 39 of the financial statements included elsewhere in this annual report.

In addition included in Note 21 to the financial statements is a restructure and rationalization provision of A$12.2 million at March 31, 2003. This provision mainly consists of:

•                         In 2000 and 2001 CSR sold its Timber businesses to various purchasers.  There are still a number of outstanding claims and issues for which CSR holds provisions at March 31, 2003 totaling A$5.0 million, including,

•Provision for lease payments in excess of subleases receivable (A$0.7 million);

• Provision for legal issues relating to alleged faulty products (A$2.1 million); and

• Provision for outstanding employee claims and costs associated with occupational health and safety prosecutions (A$1.5 million).

•                         As part of its ongoing project to rationalize its holding of land and buildings in 1996 CSR sold a Sydney property for development on the basis that CSR would share in the cost of clearing the land. At March 31, 2003 CSR held a provision of A$2.3 million in respect of this liability.

•                         As a result of the demerger there is excess floor space at Corporate headquarters. This will be sublet. A provision of A$1.5 million was created in fiscal year 2003 to cover the period when the floor space is expected to be unoccupied but not sublet.

H.  Details of defined benefits pension plans

CSR group entities participate in a number of superannuation funds in Australia, New Zealand and other countries where they operate.  The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation, or disablement, or to their dependants on death. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving written notice to the trustees.  However, CSR and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian Superannuation Guarantee legislation, currently 9 percent of base remuneration.

Asset backing

The assets of the Harwood Suprerannuation Fund and the Monier PGH Superannuation Fund were sufficient to satisfy all benefits, which would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee at March 31, 2003.

Defined benefit funds

The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement.  Member contributions, based on a percentage of salary, are specified by the rules of the fund.

Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus.  These contributions are expensed in the period they are incurred.

Defined benefit funds sponsored by CSR

	Accrued benefits	Market value of assets	Surplus (Deficit)	Vested benefits	Contributions
Amounts in A$ million					Paid	Payable
Harwood Superannuation Fund Defined Benefit Division(1),(2)	165.6	167.9	2.3	164.8	38.5	—
Monier PGH Superannuation Fund
Defined Benefit Division(3)	47.9	54.0	6.1	47.6	3.0	0.3

(1)          These amounts are calculated at March 31, 2003, based on the assumptions used for the last actuarial review which was performed on June 30, 2001.

(2)          Actuarial Liabilities are determined to be past service liabilities based on membership accrued up to March 31, 2003. As at March 31, 2003, the assets of the Harwood Superannuation Fund attributable to the Defined Benefit Division (“DBD”) were 101% of the corresponding actuarial liabilities.  There is an enforceable obligation for CSR Limited and Rinker Group Limited to contribute such amounts as to ensure that the assets attributable to the DBD are not less than 120% of the amount required to meet the actuarial liabilities of the DBD. CSR Limited has made available to the Trustee of the Fund a bank guarantee to satisfy that commitment. Rinker Group Limited is required to cover, in effect, 50% of such obligations.

(3)          Last actuarial assessment performed on July 1, 2002.

Key assumptions

In performing the calculations of accrued pension benefits at March 31, 2003, the following rates (weighted by total fund assets) have been used: discount 6.2% (2002: 6.1%, 2001: 6.7%), compensation increase 4.5% (2002: 4.8%, 2001: 4.8%) and return on assets 7.2% (2002: 7.3%, 2001: 7.7%).

A change in the discount rate used to calculate benefits obligations under the CSR group defined benefit plans by 25 basis points would result in an estimated change in the fund surplus at March 31, 2003 of A$3 million.

US GAAP

In accounting for defined benefit superannuation funds, Australian GAAP requires the recognition of an expense to the CSR group only when contributions are paid or payable to the superannuation funds. Under US GAAP, the amount charged to the income statement in each accounting period is the net retirement benefit expense (net periodic pension income) which comprises actual service cost of the plan to the CSR group and the interest cost of the projected benefit obligations of the fund, less the actual return achieved by the assets invested in the plan and net amortisation and deferral of costs.

The Harwood Superannuation Fund has changed the way gains and losses are recognized for US GAAP purposes. The amount of gains and losses recognized exceeds the minimum amount required to be recognized under SFAS No. 87, “ Employers’ Accounting and Pensions” and no corridor has been used in determining the amount recognized. The accumulated experience gains and losses are amortized over the expected future working lifetime of active defined benefit division members.

As detailed in note 39 to the financial statements, included elsewhere in this annual report, for fiscal year 2003 the adjustment to US GAAP net profit was an increase of A$30.7 million (fiscal year 2002, decrease of A$8.0 million; fiscal year 2001 increase of A$5.0 million).

For 1998 to September 2001, the CSR group’s annual contribution to the Accumulation Division of the Harwood Superannuation Fund (essentially a defined contribution plan) was funded by a transfer from the surplus of the Defined Benefit Division, resulting in no expense recognition by the company. Under US GAAP, this is accounted for as an asset reversion to the company and subsequent expense.

Under US GAAP if an additional minimum pension liability is recognized, an equal amount shall be recognized as an intangible asset, provided that the asset recognized can not exceed the amount of unrecognized prior service cost. If an additional minimum pension liability required to be recognized exceeds unrecognized prior service cost, the excess (which represents a net loss not yet recognized as net periodic pension cost) must be reported as a separate component of equity. No such adjustment is required for Australian GAAP. The net impact in fiscal year 2003 was a reduction in US GAAP shareholders’ equity of A$57.9 million (fiscal year 2002 A$7.4 million).

Item 6.    Directors, Senior Management, and Employees

A.            Details of directors and senior management

The board of CSR sets the company’s strategic direction and delegates responsibility for the management of the CSR group to the managing director. CSR’s constitution provides that the number of non-executive directors shall be such number from five to ten as the directors from time to time determine. In addition, the directors may appoint up to five executive directors of whom one may be the managing director of CSR. As of the date of this annual report, the number of directors is six, one of whom is the managing director.

Non-executive directors may be appointed by the board of directors to fill a vacancy on the board or to increase the number of non-executive directors. Executive directors and non-executive directors, who are appointed by the board of directors, hold office until the next General Meeting when they must retire and seek election by the shareholders. Additionally, two non-executive directors (or such greater number as the listing rules of the ASX may require, or the board of directors may from time to time determine) are required to retire at each Annual General Meeting by order of seniority of election or, if equal in seniority, as determined by the directors. Directors, other than the managing director, may not continue to hold office without re-election or ratification of their appointment by the shareholders after the third Annual General Meeting following their last election or ratification of their appointment by the shareholders. CSR’s Constitution requires each director to own a minimum of 2,000 ordinary shares in CSR.

Details of the directors in office at June 23, 2003 are as follows:

Ian Blackburne, BSc(Hons), PhD, MBA, age 57. Chairman.

Joined the board in 1999. Ian is a former managing director of Caltex Australia Ltd, with 25 years’ experience in petroleum refining, distribution, and marketing. He is chairman of Australian Nuclear Science and Technology Organisation, and the Royal Botanic Gardens and Domain Trust (NSW); a director of Suncorp-Metway Limited and Teekay Shipping Corporation; and a member of the Australian Graduate School of Management Advisory Council. Resides in Sydney.

Alec Brennan, BSc(Hons), MBA(Dist), age 56. Managing Director.

Joined CSR in 1969, appointed to the board as an executive director in 1996, became deputy managing director in 1998 and managing director in March 2003. Alec has had senior CSR management experience in raw sugar marketing, sugar refining, aluminium, building products and construction materials. He is a director of the Garvan Research Foundation. Resides in Sydney.

Carolyn Hewson, BEc(Hons), MA(Econ), age 47.

Joined the board in 1995. Carolyn’s directorships include Westpac Banking Corporation, The Australian Gas Light Co and the Economic Development Board of South Australia. A former executive director of Schroders Australia Ltd, she has had substantial experience in the finance industry. Carolyn is president of the YWCA of Sydney. Resides in Sydney.

Barry Jackson, BCom(Hons), age 58.

Joined the board in April 2003. Barry, a former managing director of the Pacifica Group Ltd and chief executive of BTR Nylex’s Building Products Group, has had over 30 years’ experience in manufacturing and industrial marketing. He is a director of Alesco Corporation Ltd, Equity Trustees Ltd and PaperlinX Ltd and a member of the board of management of St Vincent’s Institute of Medical Research. Resides in Melbourne.

John Story, BA, LLB, age 57.

Joined the board in April 2003. John has over 30 years’ experience as a senior lawyer advising in corporate and commercial law. John is the non-executive chairman of Corrs Chambers Westgarth Lawyers; the chairman of Suncorp-Metway Ltd; a director of Jupiters Ltd, Breakwater Island Ltd, Ruralco Holdings Ltd and Australian Magnesium Corporation Ltd; the vice-president of the Queensland Council of the Australian Institute of Company Directors; and an adjunct Professor of Law of the University of Queensland. Resides in Brisbane.

John Wylie, MPhil, BCom(Hons), age 42.

Joined the board in 2001. Previously head of investment banking and non-executive chairman of Credit Suisse First Boston Australia Investment Banking, John is a leading Australian investment banker with extensive overseas experience. He established Carnegie Wylie and Company in 2000. He is chairman of the Melbourne Cricket Ground Trust and a director of DSL Group Pty Ltd. Resides in Melbourne.

Changes to the CSR board. Chairman John Morschel, directors John Arthur and John Ballard and executive director David Clarke retired from the CSR board following the demerger of Rinker and have joined the Rinker board. Barry Jackson and John Story joined the CSR board after the demerger. CSR’s managing director Peter Kirby retired on March 31,  2003, but remains employed with the CSR group until July 31, 2003.

Senior Management of CSR who are not directors at the date of this annual report are as follows:

Chris Bertuch, BEc, LLM, age 41. General Counsel

Chris Bertuch joined CSR as a corporate lawyer in 1993. Previously he was a partner in the law firm Gadens Lawyers in Sydney. Chris has extensive experience in corporate, commercial and trade practice law, and dispute resolution.

Tony Carlton, BCom, MCom, age 49. Executive General Manager Strategy and Development

Tony Carlton has been general manager strategy and development for CSR since 2000. Since joining CSR in 1976, Tony has held a number of senior finance and commercial positions, including those of general manager finance and group treasurer.

Graham Hughes, BCom, age 51. Company Secretary

Graham Hughes has been senior manager corporate development for the past five years. Since joining CSR in 1970, he has held a variety of senior finance positions, most recently managing a number of divestment and restructuring transactions.

Warren Saxelby, BCom, age 51. Chief Financial Officer

Warren Saxelby joined CSR as chief financial officer in October 2001. Previously he was vice president finance for BHP Steel, having joined BHP in 1970 and subsequently holding a number of senior management positions in finance and planning.

John Dyer, BA, Dip Lab Rel & Law, age 57. General Manager Human Resources

John Dyer joined CSR as general manager human resources in January 1999. Prior to this, from 1987 to 1999 he was senior vice president Human Resources for Burns Philp & Co Ltd, from 1982 to 1987 he was employed by CSR as Chief Manager Organisation & Personnel Development.

Andree Taylor, BA, 30. General Manager Investor Relations

Andree Taylor joined CSR as general manager investor relations in March 2003.  Prior to this, from May 2001 to November 2002, she was a consultant with College Hill Associates, a financial public relations firm in London, UK.  From 1994 to 2000, she was employed by Credit Suisse First Boston in the investment banking division in New York and Sydney, Australia.

Graeme Pettigrew, FNIA, age 53. Chief Executive CSR Building Products

Graeme Pettigrew joined CSR in 1996 as executive general manager CSR Building Products. Previously Graeme was managing director of Chubb Australia Ltd from 1988 before which he held a number of executive positions with Wormald International in the UK and Australia.

John Davies, BAppSc, age 53. General Manager Gove Aluminium Finance Ltd

John Davies joined CSR in 1979 and has held his present position since January 2001. Previously John was technical manager Gove Aluminium Finance and has had 17 years’ experience in the aluminium industry in production, technical and marketing management roles.

Ian McMaster, BSc, ME, age 54. Chief Executive CSR Sugar

Ian McMaster joined CSR as chief executive Sugar in 1999. Previously Ian was group general manager, BHP Hot Briquetted Iron, and held various other roles in his 33 years at BHP, including president BHP China and group general manager Sheet and Coil Products Division.

There are no family relationships between any of the Directors or Senior Management

B.            Compensation of Directors and Senior Management

The aggregate remuneration paid and accrued to individuals named as Directors and Senior Management of CSR group entities, including superannuation and termination payments for fiscal year 2003, was A$28.4 million. Of this amount A$10.9 million related to the Peter Kirby, Managing Director, who retired from the CSR board on March 31, 2003, as a result of the demerger, and A$8.2 million related to directors and senior managers who were transferred from CSR to Rinker as a result of the demerger. The aggregate amount set aside or accrued by CSR during fiscal year 2003, to provide pension and retirement benefits for directors and senior management of CSR was A$0.5 million. Further compensation details are provided in Note 26 to the financial statements and in the table below.

Remuneration Details of Executive Directors and Senior Management

FISCAL YEAR 2003	FIXED REMUNERATION(a) A$	VARIABLE REMUNERATION(b) A$	OTHER COMPENSATION A$		TOTAL COMPENSATION A$	OPTIONS AWARDED(c) (NUMBER)
Executive Directors of CSR
Peter Kirby Managing Director and chief executive officer	1,587,375	4,529,683	4,792,740	(d)	10,909,798	—
Alec Brennan Director Strategy and Investments and Deputy Managing Director	889,680 (e)	1,366,072	30,006	(f)	2,285,758	—
David Clarke(g) Executive Director and president Rinker Materials Corporation	1,422,651 (US$804,367)	4,682,066 (US$2,647,240)	41,967 (US$23,728	(h) )	6,146,684 (US$3,475,335)	—
CSR senior management
Karl Watson, Jr(i) Chief executive, Readymix	617,495	500,000	510,036		1,627,531	300,000	(c)
Ian McMaster Chief executive Sugar	724,965	807,612	—		1,532,577	—
Graeme Pettigrew Chief executive Building Materials	736,950	607,612	—		1,344,562	—
Warren Saxelby Chief financial officer	581,655	737,612	—		1,319,267	—
Mark Campbell Chief operating officer Concrete	408,836	286,013	—		694,849	—
Rinker group senior management
Karl Watson, Sr President Rinker Construction Materials	628,980 (US$355,625)	765,830 (US$433,000)	31,358 (US$17,730	(h) )	1,426,168 (US$806,355)	—
Tom Burmeister Chief Financial Officer	644,598 (US$364,456)	707,464 (US$400,000)	27,942 (US$15,798	(h) )	1,380,004 (US$780,254)	—

(a.)       Cost to the company of remuneration package comprising cash salary, CSR shares under the Employee Share Acquisition Plan approved by shareholders, superannuation contributions for members of cash accumulation plans, motor vehicle, long service leave provisions, financial advice and club memberships, if any.

(b)         Short-term and long-term incentives. Rinker Materials senior executives participate in a cash long-term incentive plan based on increasing shareholder value, with the long-term incentive being paid progressively over three years, from March 2001. The final payment, determined on the basis of Rinker Material’s three years ended March 2002 results, amounting to US$2.772 million, was paid in the year ended March 31, 2003. For Australian based executives, the value of performance shares is included (see page 70).

(c)          Options were granted by CSR Limited to Karl Watson Jnr in June 2002 under the Executive Share Option Plan and have an option price of A$6.39 per option.  Due to the impending demerger, the Board declared a special circumstance in February 2003, which allowed the options to be exercised prior to the demerger taking effect.  As the performance hurdle was satisfied, Karl Watson Jnr exercised his 300,000 options in March 2003. The value of the options using the Black-Scholes option pricing model was A$1.30 per option.

The declaration of a special circumstance in February 2003 which allowed options held by senior executives to be exercised prior to the demerger taking effect.  All options satisfied the performance hurdle and could be exercised during the trading window from late February to April 4, 2003.  For Australian senior management, only those options with an exercise price less than the market price of CSR shares during the trading window were exercised.  Those options with an exercise price greater than the market price during the trading window, were not exercised prior to the demerger.  Following the demerger, CSR’s share price has been trading at approximately 25% of its pre-demerger value, these remaining options are unlikely to be exercised and will lapse by February 2004. Rinker Materials’ senior managers entered into an agreement not to exercise all of their options and instead received a cash payment under the long term incentive scheme.  The options not exercised by the Rinker Materials’ senior managers will formally lapse in December 2003.

(d.)      Includes A$4,725,000 relating to a payment due in July 2003 for loss of the office of Managing Director and Chief Executive Officer of CSR. Remuneration of A$2.5 million to be paid to Peter Kirby for the period of his employment in the year ending March 31, 2004 is not included. The remainder is for spouse travel and other expenses.

(e)          Excludes the value of Alec Brennan’s defined benefit superannuation entitlement because CSR’s contribution to the defined benefit fund cannot be individually attributed.  If Alec Brennan had retired at March 31, 2003 he would have received a pension of A$428,820 per annum indexed to the CPI, compared with an indexed pension of A$370,764 per annum if he retired at March 31, 2002.

(f)            Spouse travel expenses.

(g)         David Clarke retains membership of an Australian cash accumulation superannuation fund to which contributions ended on his departure from Australia in 1988. His withdrawal benefit is underpinned by a minimum defined benefit formula.

(h)         Health insurance and club membership fees for Rinker senior management in the US.

(i)             Karl Watson Jr was seconded from Rinker Materials to CSR in October 2001. The figures in the above table reflect the remuneration paid in respect of his Rinker Materials and CSR appointments. His other compensation covers expatriate benefits in Australia (school fees, return airfares and motor vehicle expenses including applicable FBT, plus housing rental) and health insurance and club membership fees in the US.

Remuneration Details of CSR Non Executive Directors

FISCAL YEAR 2003	DIRECTORS’ FEES(1)	COMMITTEE FEES	RETIREMENT ALLOWANCE	STATUTORY SUPERANNUATION CONTRIBUTIONS(2)
John Arthur(3)	80,000	6,000	—	7,525
John Ballard(3)	80,000	6,000	—	7,525
Ian Blackburne	80,000	12,000	—	8,050
Carolyn Hewson	80,000	18,000	—	8,575
John Morschel(3)	240,000	—	—	—
John Wylie	80,000	6,000	—	7,525

(1)     Includes cash payments and CSR shares under the Employee Share Acquisition Plan.

(2)     Each director’s superannuation entitlements attributable to these contributions are deducted from their retirement allowance when they leave the CSR board ( in the case of Ian Blackburne, Carolyn Hewson and John Wylie) or the Rinker board (in the case of John Morschel, John Arthur and John Ballard).

(3)     Retired from the CSR board on April 12, 2003 having joined the board of Rinker.

Executive directors and senior managers have agreements with CSR relating to their engagement as senior executives. Remuneration is at such rates and payable at such times as CSR may from time to time determine. The remuneration of executives in CSR group entities is structured to reflect performance. To increase shareholder value, the remuneration system focuses individual and team efforts on the achievement of business strategies and goals.

Remuneration for senior executives has three parts:

•                    Fixed remuneration is made up of cash salary, salary sacrifice to purchase shares, superannuation and other benefits such as motor vehicles;

•                    Short term incentives - paid in cash or sacrificed to purchase shares, directly earned by senior managers successfully achieving specific financial and operating targets. Incentives depend on achieving improvements in shareholder returns and are paid for targets achieved, after the cost of incentives has been funded; and

•                    Long term incentives - issues of options under a performance share plan or a five year option plan (not currently in use) — CSR’s shareholders returns must exceed the average of certain listed Australian industrial companies over specific periods.

The proportions of fixed and variable remuneration vary for executives of CSR group entities outside Australia.  Arrangements for Rinker Materials executives, for instance, were consistent with US practice.

The remuneration of CSR non-executive directors is from time to time determined by the CSR board of directors within an aggregate limit approved by the CSR shareholders in general meeting, currently A$750,000 per annum.  The directors may also be reimbursed for expenses they incur in performing their duties.

Executive directors and senior managers, whose employment is terminated as a consequence of redundancy, are entitled to retrenchment payments, which vary according to term of service and remuneration at time of termination.

Executive directors and most senior managers in Australia are members of one of the two divisions of a CSR sponsored superannuation fund. The defined benefit division provides lump sum benefits on withdrawal prior to the age of 52, and lump sum or pension benefits, or a combination of the two, on retirement from the age of 52. The accumulation division provides lump sum benefit equal to the balance of a member’s account, which includes contributions made by the member and CSR, together with net fund earnings. The defined benefit division has an actuarial surplus.

Under the Commonwealth Superannuation Guarantee legislation, CSR is required to make contributions to a superannuation fund on behalf of all Australian executives and directors, including non-executive directors under the age of 70, equal to 9 percent (increasing from 8 percent on July 1, 2002) of their remuneration.

The three non-executive directors who joined the CSR board before April 1, 2003 are entitled to retirement benefits under CSR’s non-executive directors’ retirement plans. Those plans provided for payment of a maximum amount equal to a director’s last three years remuneration after five years of service (pro rata for a lesser period). The ASX Corporate Governance Council has recently published its Principles of Good Corporate Governance and Best Practice Recommendations, which is not supportive of such plans. As such the board has agreed that non-executive directors appointed after April 1, 2003 will have no entitlement to retirement allowances and the formula for calculating entitlements for the non-executive directors appointed before April 1, 2003 has been adjusted with the result that it generally now takes longer to accrue the maximum benefit.

Executive directors and senior managers may participate in the following share based incentive plans operated by CSR: an Executive Share Option Plan, a new Executive Option Plan (not currently in use) and a Cash Award Share Plan.  Participation by executive directors in these plans is subject to prior approval from CSR’s shareholders in General Meeting.

The aggregate number of (a) ordinary shares issued under all CSR employee and executive incentive plans, and (b) ordinary shares to which options may later be converted, held by all employees of CSR entities, cannot exceed 5 percent of the number of ordinary shares on issue and outstanding at any time.

Executive Share Option Plan (“ESOP”)

At CSR’s Annual General Meeting on July 13, 1998 the shareholders approved an option plan for senior management, the Executive Share Option Plan (“ESOP”).

Options under ESOP were issued in fiscal years 1999, 2000, 2001, 2002 and 2003 and were eligible for exercise if performance hurdles had been met after nominated minimum holding periods.

As a consequence of the demerger, CSR declared a special circumstance in February 2003, which allowed all eligible options to be exercised prior to the demerger taking effect.  All options satisfied the performance hurdle and could be exercised during the trading window from late February to April 4, 2003.  For Australian senior management, only those options with an exercise price less than the market price of CSR shares during the trading window were exercised.  Those options with an exercise price greater than the market price during the trading window were not exercised prior to the demerger.

Following the demerger, CSR’s share price has been trading at approximately 25% of its pre-demerger value, consequently these remaining options are unlikely to be exercised and will lapse by February 2004.

Further, Rinker Materials’ senior managers entered into an agreement not to exercise all of their options and instead received a cash payment under the long term incentive scheme.  The options not exercised by the Rinker Materials’ senior managers will formally lapse in December 2003.

US legislative changes prohibiting loans to directors or executive officers will preclude the future use of ESOP in its present form. Accordingly, while the plan documentation will be retained, CSR does not intend to use it for option issues in the future.

New Executive Option Plan

A new executive option plan has been adopted to enable the CSR board to issue options to executives of CSR after the demerger. The new plan will be subject to the rules contained in Division 13A of the Income Tax Assessment Act 1936 in respect of participants who are Australian tax residents.

No options have yet been granted under the new plan.

A summary of the new share option plan terms follows.

Eligibility

The CSR board may offer options to selected employees of CSR group companies, including executive directors. The number of options offered to employees is determined at the discretion of the CSR board (subject to the ASX Listing Rules).

Options

Each option will initially be an option to subscribe for one ordinary share in CSR (but this may change if there is a bonus issue). The options will be unlisted and will generally be granted for no consideration or at nominal consideration unless the CSR board determines to the contrary. The options may not be transferred without the prior approval of the CSR board. The shares issued on exercise of the options will rank equally with other CSR shares already on issue on the date of exercise of the option. CSR will apply to the ASX for official quotation of shares issued on exercise of the options.

Option price and exercise price of options

The sum of the option price and the exercise price for an option must be not less than the volume weighted average price for all CSR shares sold on ASX during the one week period up to and including the date of the grant of the option (or such other date or period as determined by the CSR board).

Performance hurdle and minimum holding period

A performance hurdle will be set by the CSR board, which must be met before the options may be exercised. The performance hurdle may be adjusted as the CSR board determines if the new performance hurdle is, in the CSR board’s opinion, an appropriate incentive to encourage and recognize the performance of the participants and is in the best interests of CSR or, subject to the ASX Listing Rules, or circumstances have changed sufficiently to require such an adjustment in the best interests of CSR.

Although the CSR board has discretion to set the minimum period before options can be exercised (assuming the performance hurdle has been met), it is CSR’s present intention that most options will be able to be exercised between three and five years following the grant date, provided the performance hurdle is satisfied in that period, otherwise the options will lapse.

The minimum holding period can be amended if, in the CSR board’s opinion, circumstances have changed sufficiently to require such an adjustment in the best interests of CSR, subject to the ASX Listing Rules.

Special provisions exist for the exercising or lapsing of options when a participant ceases employment and in various other circumstances.

Participation in future issues: capital reconstruction

Upon any pro rata issue of shares to holders of shares (other than a bonus issue), the exercise price may be adjusted by the CSR board, if appropriate, in accordance with the relevant formula set out in the ASX Listing Rules.

Upon any pro rata bonus issue of shares to holders of shares, the number of unissued shares over which an option is exercisable shall be increased by the number of bonus shares which the participant holding the option would have received if the option had been exercised before the record date for the bonus issue (as defined in the Listing Rules).

In the event of any reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of CSR, the number of options to which each holder is entitled and the exercise price shall be reconstructed in the manner specified by the ASX Listing Rules.

Options carry no right to receive dividends or vote at company meetings.

Variation and termination

Subject to the ASX Listing Rules the CSR board may vary the plan rules (with the approval of three quarters of any participants who are prejudiced by the variation).

The plan may be terminated at any time by resolution of the CSR board.

Cash Award Share Plan (“CASP”)

CASP was introduced in 2002 to complement ESOP and provide the CSR board with greater flexibility in the remuneration of CSR executives. Under CASP, the CSR board may from time to time in its absolute discretion make an offer to participate in CASP to any eligible employee of a CSR group company, including executive directors. The offers may be on whatever terms, consistent with the CASP rules, that the CSR board decides.

Under CASP, CSR funds the purchase of CSR shares by the CASP trustee to be held on behalf of participants. The CSR shares are acquired in the ordinary course of trading on the ASX. The shares vest subject to any time and corporate performance hurdles specified in the terms of the offer being met. Unless otherwise specified, each offer under CASP will be subject to the service duration requirement, which means shares cannot be withdrawn from CASP unless 10 years have elapsed from the date the relevant shares were acquired or, if earlier, the participant is not an employee of any CSR group company.

The performance hurdle will be satisfied if CSR’s total shareholder returns following the demerger exceed the weighted average shareholder returns of certain listed Australian industrial companies after a date approximately three years after the date that shares were originally to be acquired for relevant employees under CASP before the purchases were deferred. The performance hurdle will also be taken to be satisfied in other circumstances set out in the offer, including redundancy, retirement or death. The service duration requirement will be shortened for this offer to continuing CSR group employees to reflect the original proposed date of acquisition.

As regulatory approval for CASP was not obtained in sufficient time to make an offer to senior managers prior to the demerger, in March 2003 the following CSR shares were acquired under the Employee Share Acquisition Plan (“ESAP”), as part of the remuneration of these senior managers disclosed above; 60,000 shares for Alec Brennan, managing director; 55,000 shares for Ian McMaster, chief executive, CSR Sugar; 55,000 shares for Graeme Pettigrew, chief executive CSR Building Products; and 55,000 shares for Warren Saxelby, chief financial officer. ESAP is a share acquisition plan open to a wide range of CSR executives, which enables employees of CSR group companies to purchase CSR shares with pre-tax remuneration and bonuses. Share purchased in ESAP are held in trust on behalf of the beneficiaries.

As at June 23, 2003 no shares have yet been acquired under CASP.

C.  Board Practices

Details of board and board committee meetings for the year ended March 31, 2003 are as follows:

Name	CSR board		Audit Committee		Safety, Health & Environment Committee		Remuneration & Human Resources Committee		Demerger due diligence committee
	Held(1)	Attended(2)	Held(1)	Attended(2)	Held(1)	Attended(2)	Held(1)	Attended(2)	Held(1)	Attended(2)
John Arthur(4)	13	13			4	4			15	14
John Ballard(4)	13	13					5	5
Ian Blackburne	13	13			4	4
Alec Brennan	13	13							15	14
David Clarke(4)	13	13
Carolyn Hewson	13	13	5	5			5	5	15	15
Peter Kirby(3)	13	13			4	4
John Morschel(4)	13	13	5	5	4	4	5	5
John Wylie	13	13	5	5

(1)          Meetings held while a member.

(2)          Meetings attended.

(3)          Retired March 31,  2003.

(4)          Retired April 12, 2003 having joined the board of Rinker.

Board Committees

To increase its effectiveness, the board has three committees, each with a charter approved by the board.

The Remuneration and Nominations Committee, comprising all non executive directors, is chaired by Ian Blackburne. This committee now performs the roles previously performed by the Remuneration and Human Resources Committee (which met five times last year) and the Board Committee. Together with its overview of human resources issues, particularly succession and development planning, the committee advises the board on remuneration policies and practices, evaluates the performance of the managing director against pre-agreed goals and makes recommendations to the board on remuneration for the managing director and senior managers reporting to him. The committee considers independent advice on policies and practices to attract, motivate and retain strong performers. Further details on CSR’s remuneration policy and its relationship to the company’s performance last year are set out above.

It is also this committee’s role to consider the appropriate size and composition of the board, criteria for board membership, candidates for board membership and the terms and conditions of appointment to and retirement from the board. The non executive directors met on a number of occasions during the year to consider the changes to the composition of the board, as part of the demerger process. The new Remuneration and Nominations Committee has since met to consider the changes to non executive director remuneration.

The Audit Committee is chaired by Carolyn Hewson, the other members being Ian Blackburne and John Wylie. The committee met five times last year. The external audit firm partner in charge of the CSR audit attends by invitation, together with the internal audit manager and relevant senior managers.

The committee advises the board on all aspects of internal and external audit – including the independence of CSR’s external auditor, which is carefully scrutinised – and the adequacy of accounting and risk management procedures, systems, controls and financial reporting. Specific responsibilities include advising the board on the appointment of external auditors, the yearly audit plan and on the yearly and half yearly financial reports. The committee pre approves any non audit services to be provided by the audit firm.

The committee is a direct link for providing the views of internal and external auditors to the board, if necessary, independently of management influence.

The process for approval of financial statements has for some years involved signoff by various levels of management, including the chief financial officer and chief executive officer.

The scope of these sign-offs is being expanded to cover more explicitly the internal controls and procedures for financial reporting. As a consequence, the company is formalising its process to define and evaluate the effectiveness of its compliance, control and risk management system.

The external audit firm partner in charge of the CSR audit is available to answer shareholder questions at the company’s annual general meeting.

In accordance with CSR’s policy that this position be rotated every five years, Greg Couttas, a senior partner of Deloitte Touche Tohmatsu, replaced Harley McHutchison as the partner in charge of the external audit of CSR from May 21, 2003.

The Safety, Health and Environment Committee consists of Barry Jackson (chairman), Ian Blackburne and John Story. The committee met four times last year.

The committee reviews and reports to the board on the management of the company’s safety, health and environmental responsibilities.

The committee receives regular reports from management, reviews the adequacy of management systems and performance, ensures that appropriate improvement targets and benchmarks are in place and monitors potential liabilities, changes in legislation, community expectations, research findings and technological changes.

In 2002, the board established a Due Diligence Committee to oversee the due diligence program necessary for preparation of the demerger explanatory booklet. The committee was chaired by Carolyn Hewson and included John Arthur, Alec Brennan, and legal, investment banking and accounting advisors. Most of the other directors generally attended these meetings. The committee’s final meeting was held in March 2003.

The managing director, Alec Brennan, attends, by invitation, meetings of board committees. He is not present if this could compromise the objectivity of proceedings.

D.            Employees

As at March 31, 2003, CSR group entities employed 4,546 people, which represents a decline of 11,511, or 72 percent compared to March 31, 2002. 3,672 people were employed in Australia, and the balance in China, South East Asia, Taiwan and New Zealand. 13,030 employees of Rinker group left the CSR group on March 31, 2003 as a result of the demerger.

	Employees As Of March 31,
			2002-2003
	2003	2002	% Change	2001
Australia and New Zealand	3,764	3,861	(2.5)%	3,802
Asia	782	842	(7.1)%	915
Total CSR group entities	4,546	4,703	(3.3)%	4,717
Rinker Materials, US	10,262	8,667	18.4%	8,591
Readymix, Australia	2,162	2,117	2.1%	2,269
Asia (including China)	525	570	(7.9)%	557
Australia Shared services	68	—	—	—
Rinker executive support (Australia)	13	—	—	—
Total Rinker group entities	13,030	11,354	14.8%	11,417

Total Employees in CSR and Rinker Groups	17,576	16,057	9.5%	16,134

The overall safety statistics for CSR group entities improved significantly in fiscal year 2003, with the total recordable injury frequency rate, which includes medical treatment and restricted work injuries in addition to lost time injuries, falling 19 percent from 27.3 per million hours to 22.1 per million hours.  A program of external safety, health and environment audits of operating sites is ongoing, with the objective of having all sites audited every three years.

Labor policies of CSR group entities were not necessarily adopted by the operations of its investments in the aluminium smelter at Tomago, Sugar Australia, ACH, Emoleum or Enviroguard.  Nevertheless, CSR believes that each of these ventures has implemented labor policies appropriate for the labor relations in their operations.

The major unions which represent employees of the CSR group’s entities in Australia are the Australian Workers’ Union (“AWU”), the Australian Liquor, Hospitality and Miscellaneous Workers’ Union, the Australian Manufacturing Workers Union, the Brick, Tile and Pottery Union, and the CSR Officers’ Association.

Employees are covered by various Federal and State awards which prescribe minimum wages and conditions for the type of work performed in Australia.  In addition to these awards, enterprise-based agreements exist at most sites, which address productivity and efficiency initiatives at those sites and provide for over award wages and working arrangements.  Enterprise agreements are typically negotiated annually between local management, employees and their union representatives.  While the level of industrial disputes at the CSR group’s Australian workplaces is low, during June 2001 the Sugar Division was negotiating a certified agreement with the AWU, Australian Manufacturing Workers Union and Electrical Trades Union. As a result of not being able to reach agreement on wage increases, the unions imposed overtime bans, which prevented the sugar mills from running steam trials in preparation for crushing. CSR locked out employees from all seven sugar mills for one week. There was also a strike at the Clayton Rockwool operation in Victoria, which lasted in excess of one month. This was over the negotiation of a new enterprise agreement.

E.             Share Ownership

No director or senior manager has beneficial ownership of one percent or more of the voting securities.  Note 32 to the financial statements shows actual shareholdings of directors, each of whom is required by the CSR constitution to own a minimum of 2,000 shares in his or her name.  As at June 23, 2003, 2003, the holdings of directors and senior management (all of whom are also shareholders) of CSR, as a group, of CSR’s voting securities were as follows:

Title of Class	Identity of Person or Group	Number Owned	Percent of Class

Ordinary shares	Directors and Senior managers	3,408,534	0.3%

Due to the impending demerger, the Board declared a special circumstance in February 2003 which allowed options held by the executive director and senior managers to be exercised prior to the demerger taking effect.  All options satisfied the performance hurdle and could be exercised during the trading window from late February to April 4, 2003. Only those options with an exercise price less than the market price of CSR shares during the trading window were exercised.  Those options with an exercise price greater than the market price during the trading window, were not exercised prior to the demerger.  Following the demerger, CSR’s share price has been trading at approximately 25% of its pre-demerger value, these remaining options are unlikely to be exercised and will lapse by February 2004. As at June 23, 2003, 765,000 options held by directors and senior managers remain unexercised.

As at June 23, 2003, 12.6 million ordinary shares were owned by current senior managers and all other employees of CSR group entities in the various CSR share plans.

Item 7.    Major Shareholders and Related Party Transactions

A.            Major Shareholders

CSR is not directly or indirectly controlled by another corporation or by any foreign government and does not know of any arrangement, the operation of which, may at a subsequent date, result in a change of control of CSR.

As at June 23, 2003, there were two holders known to CSR of more than five percent of the CSR’s outstanding voting securities.  Perpetual Trustees Australia Limited held 120.2 million ordinary shares, or 12.7 percent, of CSR’s issued capital. Maple-Brown Abbott Limited held 49.2 million ordinary shares, or 5.3 percent, of CSR’s issued capital. The shares are held as nominee for numerous beneficiaries, most of whom are believed to be pension funds but whose identity is not known to CSR.  None of these holders of larger blocks of shares have voting rights that are different from the rights of other shareholders.

As at June 23, 2003, 759,308 fully paid ordinary shares were held by 1,252 shareholders who, on record, are residents in the United States.

B.            Related Party Transactions

As at March 31, 2003, total interest free loans to the directors of CSR and its consolidated entities amounted to A$0.03 million. During fiscal year 2003, no directors of CSR or any of its subsidiaries and their director-related entities have received or are entitled to receive any additional benefit, other than a benefit shown in the accompanying financial statements (specifically, Note 26 “Directors’ and executives’ remuneration”, Note 10 “Receivables” and Note 32 “Related party information”) by reason of a contract made by CSR or a related party with the Directors, or with a firm or company in which they have a substantial financial interest or over which they have a significant influence.

Relationship with Rinker group

Separation matters

On March 28, 2003, the Federal Court of Australia approved the demerger of Rinker from CSR. Rinker was admitted to the official list of the ASX and its shares were quoted on the stock market conducted by the ASX effective March 31, 2003 (on a deferred settlement basis).

Prior to the demerger, Rinker was a 100 percent owned subsidiary of CSR.  As a result of the demerger, Rinker became a separately listed company and CSR and Rinker now operate independently of each other.

As part of the demerger transition process, CSR and Rinker have entered into various contractual arrangements dealing with the separation and the ongoing business relationships and operations between CSR and Rinker as independent companies as detailed below:

Property

Readymix has agreed to share future profits from certain land sales with CSR.  This arrangement is summarized under “Item 4B - Business Overview - Other.”

Indemnity and claims management

CSR has granted Rinker, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by Rinker’s insurance) arising from any claim made against any of them arising from any actions or omissions, including negligence and other alleged torts, breach of contract or law or any other act committed, omitted or done by CSR or any of the businesses being conducted by members of the CSR group after the demerger (or businesses that would have been conducted by any member of the CSR group after the demerger except that those businesses have been closed before the demerger), regardless of when the liability or loss to which the claim relates arises

Rinker has granted CSR, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by CSR’s insurance) arising from any claim made against any of them arising from any actions or omissions, including negligence and other alleged torts, breach of contract or law or any other act committed, omitted or done by Rinker or any of the businesses being conducted by members of the Rinker group after the demerger (or businesses that would have been conducted by any member of the Rinker group after the demerger except that those businesses have been closed before the demerger), regardless of when the liability or loss to which the claim relates arises.

It is not clear at law whether these indemnities would be enforceable in respect of fines or pecuniary penalties of a penal nature.

In accordance with the indemnity, CSR and Rinker have agreed arrangements pursuant to which the economic and management responsibility for claims will be determined. CSR and Rinker have agreed to assist each other in respect of the conduct of claims to which the indemnity relates.

Further, CSR has agreed to indemnify Rinker, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries against liability incurred by them arising from any claim made against them arising from a failure of the demerger booklet, Rinker’s listing memorandum to the ASX or marketing or other material distributed or published in connection with the demerger (including any associated refinancing) to comply with any applicable legal requirement where the failure is caused by, or arises out of, information about the businesses which are to be conducted by any member of the CSR group after the demerger(or businesses that would have been conducted by any member of the CSR group after the demerger except that those businesses have been closed before the demerger).

Rinker has agreed to indemnify CSR, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries against liability incurred by them arising from any claim made against them arising from a failure of the demerger booklet, Rinker’s listing memorandum to the ASX or marketing or other material distributed or published in connection with the demerger (including any associated refinancing) to comply with any applicable legal requirement where the failure is caused by, or arises out of, information about the businesses which are to be conducted by any member of the Rinker group after the demerger (or businesses that would have been conducted by any member of the Rinker group after the demerger except that those businesses have been closed before the demerger).

Insurance

Rinker is responsible for its own insurance arrangements, including directors’ and officers’ insurance following the demerger. However, the directors and officers of Rinker and CSR at March 28, 2003 will continue to have the benefit of the directors and officers run off insurance held by CSR in respect of matters which occurred before the demerger took effect.

Guarantees and financial support

Rinker has agreed to use its best endeavours to procure the release of all guarantees and financial support given by CSR group in respect of the businesses to be conducted by the Rinker group after the demerger except as otherwise agreed. CSR will have reciprocal obligations.

Each of CSR and Rinker indemnify the other against liabilities in relation to such guarantees and financial support until they are released.

Statutory licences

CSR and Rinker have agreed to co-operate and to act reasonably in relation to the transfer of statutory licences from members of CSR group to members of the Rinker group.

Tax liability

The Rinker group is responsible for, and has indemnified CSR in respect of, tax liabilities relating to the businesses to be conducted by Rinker group companies after the demerger as though the relevant Rinker group companies had always owned and operated those businesses, and the CSR group is responsible for, and has indemnified Rinker in respect of, tax liabilities relating to the businesses conducted by the CSR group after the demerger.

Financial and tax assistance

Rinker and CSR have agreed to assist each other in relation to past and future financial and tax matters and each will allow the other access to records in connection with the preparation of tax returns or tax audits by the Australian Taxation Office or State Revenue authorities.

Business records

Rinker has agreed to maintain the business records transferred to it as part of the internal restructuring prior to the demerger for a period of seven years after the demerger and allow CSR to access and make copies of those records. CSR has agreed to maintain any business records that relate to the Rinker group’s businesses and which were not transferred to the Rinker group as part of the internal restructuring for a period of seven years after the demerger and allow Rinker to access and make copies of those records.

Transition and shared services arrangements

Rinker and CSR have entered into an agreement pursuant to which CSR will supply, or procure the supply of, a variety of services to the Rinker group during a transitional period. It is expected that the transitional period will be no more than 18 months and with respect to some services a shorter period.

The services to be provided include:

•              administrative and processing resources for payroll, employee share plan and general accounting services;

•              access to and use of certain IT environments and networks;

•              access to certain IT systems and resources so that Rinker may create its own version of those systems; and

•              access to shared premises.

CSR will invoice Rinker monthly for the services provided. The services will be charged at cost.

CSR is only liable for loss or damage suffered by Rinker where that loss or damage was due to the fraud or wilful default of CSR. CSR’s liability will be limited to the resupply of the service or payment for its resupply, at CSR’s option.

A party is able to terminate the agreement for an unremediated breach by the other or if an insolvency event happens to the other.  CSR is also able to terminate the agreement if Rinker proposes a scheme of arrangement with its members or a person obtains voting power (as that term is defined in the Australian Corporations Act) of 50 percent or more in Rinker.

With effect on and from March 28, 2003, the CSR group and the Rinker group each granted the other a consideration free licence to use copyright in certain works which are required for the business operations of the Rinker group and CSR group respectively.

CSR has licensed the Rinker group to continue to display ‘CSR’ in its signage (including on vehicles and at sites) for 12 months from March 28, 2003 to enable the Rinker group to remove it in an orderly manner.

Bond guarantees

As described in “Item 5.F – Contractual Obligations and Commercial Commitments”, Rinker and Rinker Materials have agreed to indemnify CSR for any obligations that come due under CSR’s guarantee obligations in respect of the (i) US$49.8 million outstanding 6.875% bonds due on March 1, 2004 issued by Rinker Materials and guaranteed by Rinker and CSR and (ii) US$250 million outstanding 6.875% bonds due on July 21, 2005 issued by Rinker Materials and guaranteed by Rinker and CSR. To support its indemnity, Rinker Materials has obtained, under its US$1,077.5 million bank credit facilities, bank letters of credit for CSR’s benefit for any obligations that come due under CSR’s guarantee in respect of the those bonds that remain outstanding.

Workers’ compensation arrangements

CSR and Rinker have entered into Deeds of Indemnity and Agency Agreements relating to workers’ compensation claims relating to incidents prior to the demerger. The Deeds of Indemnity provides for indemnities in respect of common law and statutory workers’ compensation liabilities, the key features of which are consistent with the following principles:

•                    Rinker is responsible for all common law and statutory workers’ compensation claims which have arisen or arise out of the businesses to be conducted by companies in the Rinker group after the demerger;

•                    CSR is responsible for all common law and statutory workers’ compensation claims which have arisen or arise out of the businesses to be conducted by companies in the CSR group after the demerger; and

•                    Rinker has agreed to indemnify CSR in respect of any amounts CSR is required to pay as a consequence of a common law or statutory workers’ compensation claim for which Rinker is responsible.

Agency agreements have been executed by CSR and Rinker, whereby the party responsible for the payment of any claim is also responsible for its administration and defence.

Superannuation arrangements

The Harwood Superannuation Fund (previously CSR Australian Superannuation Fund) and the Monier PGH Superannuation Fund continue to provide ongoing benefits for employees of CSR and Rinker in Australia (including expatriates in China and Hong Kong).  CSR and Rinker have agreed to each, in effect, cover 50 percent of the funding of the accrued defined benefit liabilities of the Harwood Superannuation Fund as at March 31, 2003, which will be revalued by the actuary at least annually.  Subject to that arrangement, Rinker and CSR are separately responsible for funding defined benefits and accumulation benefits for their respective employees and CSR continues to be responsible for pensioners and deferred members as at March 31, 2003.

C.            Interests of Experts and Counsel

Not applicable

Item 8.    Financial Information

A.            Consolidated statements and other financial information

See “Item 18. Financial statements”.

Legal Proceedings

General

In addition to the proceedings described below and under “Asbestos Litigation”, there are outstanding court proceedings, claims and possible claims against CSR group entities arising in the ordinary course of business, the aggregate amount of which cannot be readily quantified.

While CSR can give no assurance in respect of these other legal proceedings, it does not believe that any adverse decision would have a material adverse effect on the financial condition, results of operations or cash flows of the CSR group.

Asbestos litigation

CSR and several CSR group entities have been named as defendants in litigation in Australia and the United States by claimants alleging personal injuries due to exposure to asbestos. Claimants in these cases generally seek compensatory and punitive damages. In almost all cases in which it is a party, a CSR group entity is one of a number of companies named as defendants.

Australian asbestos litigation - historical overview

The involvement of CSR and its subsidiaries in asbestos litigation in Australia arises from the mining of raw asbestos fibre by one of CSR’s subsidiaries, as well as the sale by CSR and by certain of its subsidiaries of asbestos-containing products. Claimants in this litigation include former employees, contractors and carriers of raw fibre, and users of asbestos products.

The first common law claim naming CSR or a subsidiary as a defendant in Australia was asserted in 1973. As at March 31, 2003, CSR and its subsidiaries had been named in approximately 1,913 such claims, of which approximately,

•               108 were commenced in the year ended March 31, 1997;

•               91 in the year ended March 31, 1998;

•               81 in the year ended March 31, 1999;

•               99 in the year ended March 31, 2000;

•               142 in the year ended March 31, 2001;

•               109 in the year ended March 31, 2002; and

•               178 in the year ended March 31, 2003.

The following approximate number of claims in Australia were resolved by settlement payment by CSR,

•               66 in the year ended March 31, 1997;

•               61 in the year ended March 31, 1998;

•               58 in the year ended March, 31, 1999;

•               61 in the year ended March 31, 2000;

•               86 in the year ended March, 31, 2001;

•               90 in the year ended March 31, 2002; and

•               71 in the year ended March 31, 2003.

As at March 31, 2003, approximately 1,112 Australian claims had been settled and a further 220 had been dismissed voluntarily or by a successful CSR defense. The total costs of settlements and judgments were approximately A$99 million. The approximate amounts spent per year (excluding legal costs) on claims paid and settled are,

•               A$5.3 million in the year ended March 31, 1997;

•               A$4.6 million in the year ended March 31, 1998;

•               A$6.3 million in the year ended March, 31, 1999;

•               A$2.7 million in the year ended March 31, 2000;

•               A$7.0 million in the year ended March, 31, 2001;

•               A$8.9 million in the year ended March 31, 2002; and

•               A$5.5 million in the year ended March 31, 2003.

The average settlement amount from fiscal years 1997 to 2003 is approximately A$0.08 million per claim. The approximate average settlement amount per year are,

•               A$0.08 million in the year ended March 31, 1997;

•               A$0.08 million in the year ended March 31, 1998;

•               A$0.11 million in the year ended March, 31, 1999;

•               A$0.04 million in the year ended March 31, 2000;

•               A$0.08 million in the year ended March, 31, 2001;

•               A$0.10 million in the year ended March 31, 2002; and

•               A$0.08 million in the year ended March 31, 2003.

There has been a single punitive damages award, in the Rabenalt case, which was against a subsidiary in the amount of A$250,000. It was entered in 1988.

As at March 31, 2003, the total defense costs, relating to Australian claims was approximately A$33 million. The approximate amounts spent per year on defense costs are,

•               A$1.9 million in the year ended March 31, 1997;

•               A$2.2 million in the year ended March 31, 1998;

•               A$1.5 million in the year ended March, 31, 1999;

•               A$1.5 million in the year ended March 31, 2000;

•               A$1.8 million in the year ended March, 31, 2001;

•               A$2.0 million in the year ended March 31, 2002; and

•               A$1.7 million in the year ended March 31, 2003.

Australian asbestos litigation - current status

As at March 31, 2003, there were approximately 578 asbestos claims pending against CSR and/or its subsidiaries in Australia (March 31, 2002 – 558, March 31, 2001 – 538). Settlement payments and legal costs incurred by CSR and its subsidiaries continue to be affected by a variety of factors, including principally the type of injury alleged to have been sustained by the claimant, the nature and extent of the claimant’s alleged exposure to raw asbestos fibre or asbestos-containing products manufactured or supplied by CSR or its subsidiaries and the presence of other defendants to the claim.

United States asbestos litigation - historical overview

The involvement of CSR and its subsidiaries in asbestos litigation in the United States arises from sales of asbestos fibre mined by an Australian subsidiary of CSR and sold by CSR acting as its subsidiary’s sales agent. The last such sale occurred in 1966.

Prior to 1990, the vast majority of the asbestos claims against CSR were commenced by or on behalf of employees of Johns Manville Corporation, the principal purchaser of asbestos fibre sold by CSR as sales agent for its subsidiary. These individuals generally claimed exposure to such fibre during the course of their employment at the Johns Manville plants where the fibre was used in the manufacture of certain asbestos cement pipes. Such claims, as well as claims of other persons allegedly exposed to raw asbestos supplied by CSR, are collectively referred to as ‘Plant-worker Claims’. In the early stages of the litigation, settlements by CSR of United States asbestos claims for the most part involved Johns Manville Plant-worker Claims. CSR has entered into a number of global settlements of such claims with various claimants’ counsel.

Beginning in late 1990, CSR began to be named as a defendant in United States lawsuits brought by persons alleging occupational exposure to finished asbestos products, particularly specialty gasket material and asbestos cement pipe. Such claims are referred to as ‘Finished Product Claims’. CSR does not believe Finished Product Claims are meritorious, and has defended them on the bases that, among other things: there is no evidence that asbestos fibre supplied by CSR was incorporated into the particular products to which these claimants were allegedly exposed; there is no personal jurisdiction over CSR; CSR did not owe a duty to warn users of finished products manufactured by Johns Manville, a sophisticated and knowledgeable asbestos company in its own right, of the potential consequences under certain circumstances of the inhalation of asbestos fibre; and any alleged failure by CSR to warn Johns Manville of such potential consequences was not the cause of claimants’ injuries. CSR believes that the primary reason for its inclusion in Finished Product Claims is the bankruptcy in 1982 of Johns Manville and the consequent unavailability of a full remedy against Johns Manville for injuries allegedly caused by its products.

The first United States asbestos claims naming CSR or a subsidiary as a defendant were Plant-worker Claims asserted against CSR in 1980. As at March 31,  2003, CSR and/or its subsidiaries had been named in approximately 3,100 Plant-worker Claims and approximately 124,000 Finished Product Claims.

Of the approximately 3,100 Plant-worker Claims, approximately,

•               48 were asserted in the year ended March 31, 1997;

•               23 in the year ended March 31, 1998;

•               25 in the year ended March 31, 1999;

•               29 in the year ended March 31, 2000;

•               28 in the year ended March 31, 2001;

•               39 in the year ended March 31, 2002; and

•               71 in the year ended March 31, 2003.

The following approximate number of Plant-worker Claims were resolved by settlement payment by CSR,

•               81 in the year ended March 31, 1997;

•               43 in the year ended March 31, 1998;

•               309 in the year ended March, 31, 1999;

•               58 in the year ended March 31, 2000;

•               52 in the year ended March, 31, 2001;

•               70 in the year ended March 31, 2002; and

•               37 in the year ended March 31, 2003.

As at March 31, 2003, approximately 3,000 Plant-worker Claims had been resolved or decided and 153 were pending. As at March 31, 2003, the total of the cost of settlements and judgments was approximately A$91 million. The approximate amounts spent per year (excluding legal costs) on Plant-worker Claims paid and settled are,

•               A$2.8 million in the year ended March 31, 1997;

•               A$2.1 million in the year ended March 31, 1998;

•               A$21.3 million in the year ended March, 31, 1999;

•               A$4.0 million in the year ended March 31, 2000;

•               A$5.5 million in the year ended March, 31, 2001;

•               A$12.3 million in the year ended March 31, 2002; and

•               A$12.7 million in the year ended March 31, 2003.

The average settlement amount for Plant-worker Claims from fiscal years 1997 to 2003 is approximately A$0.09 million per claim. The approximate average settlement amount per year are ,

•               A$0.03 million in the year ended March 31, 1997;

•               A$0.05 million in the year ended March 31, 1998;

•               A$0.07 million in the year ended March, 31, 1999;

•               A$0.07 million in the year ended March 31, 2000;

•               A$0.11 million in the year ended March, 31, 2001;

•               A$0.18 million in the year ended March 31, 2002; and

•               A$0.34 million in the year ended March 31, 2003.

Of the approximately 124,000 Finished Product Claims, approximately,

•               4,655 were asserted in the year ended March 31, 1997;

•               9,829 in the year ended March 31, 1998;

•               4,120 in the year ended March 31, 1999;

•               233 in the year ended March 31, 2000;

•               1,379 in the year ended March 31, 2001;

•               14,165 in the year ended March 31, 2002; and

•               1,986 in the year ended March 31, 2003.

The following approximate number of Finished Product Claims were resolved by settlement payment by CSR,

•               33,357 in the year ended March 31, 1997;

•               7,247 in the year ended March 31, 1998;

•               5,230 in the year ended March, 31, 1999;

•               17,879 in the year ended March 31, 2000;

•               1,294 in the year ended March, 31, 2001;

•               8,864 in the year ended March 31, 2002; and

•               1,325  in the year ended March 31, 2003.

As at March 31, 2003, approximately 121,000 Finished Product Claims had been resolved and approximately 2,962 were pending at March 31, 2003. As at March 31, 2003, the total of the cost, both paid and committed, of settlements and judgments was approximately A$54 million. The approximate amounts spent per year (excluding legal costs) on Finished Product Claims paid and settled are,

•               A$27.1 million in the year ended March 31, 1997;

•               A$3.5 million in the year ended March 31, 1998;

•               A$3.4 million in the year ended March, 31, 1999;

•               A$6.6 million in the year ended March 31, 2000;

•               A$1.3 million in the year ended March, 31, 2001;

•               A$4.0 million in the year ended March 31, 2002; and

•               A$3.5 million in the year ended March 31, 2003.

The average settlement amount from fiscal years 1997 to 2003 is A$0.0007 million per claim. The approximate average settlement amount per year are,

•               A$0.0008 million in the year ended March 31, 1997;

•               A$0.0005 million in the year ended March 31, 1998;

•               A$0.0007 million in the year ended March, 31, 1999;

•               A$0.0004 million in the year ended March 31, 2000;

•               A$0.0010 million in the year ended March, 31, 2001;

•               A$0.0005 million in the year ended March 31, 2002; and

•               A$0.0026 million in the year ended March 31, 2003.

As at March 31, 2003, the total defense costs, relating to both Plant-worker Claims and Finished Product Claims was approximately A$44 million. The approximate amounts spent per year on defense costs are,

•               A$4.7 million in the year ended March 31, 1997;

•               A$1.6 million in the year ended March 31, 1998;

•               A$0.5 million in the year ended March, 31, 1999;

•               A$0.8 million in the year ended March 31, 2000;

•               A$0.9 million in the year ended March, 31, 2001;

•               A$1.3 million in the year ended March 31, 2002; and

•               A$1.9 million in the year ended March 31, 2003.

The only judgments entered to date against CSR in the United States asbestos litigation occurred in August 1993 in the Abrams case in Mississippi. That case involved Johns Manville Finished Product Claims by nine shipyard workers claiming exposure to Johns Manville gasket material allegedly containing fibre supplied by CSR as sales agent. In that case, a jury verdict was entered against CSR in favour of four of the former shipyard workers for compensatory damages totalling US$2,150,000 and punitive damages totalling US$215,000. In addition to deciding the claims of the nine shipyard workers, the jury in Abrams also decided certain common issues with respect to approximately 6,700 of the approximately 16,000 claims then pending against CSR in Mississippi. The jury found that the Johns Manville gasket material had been used at the shipyard where the claimants were employed; that CSR may be liable for injuries caused by such material; and that punitive damages in the amount of 10 percent of compensatory damages were appropriate against CSR. CSR has reached settlements of all claims made in Mississippi with various claimants’ attorneys. While the attorneys’ clients have the right to opt out of the settlement, it is CSR’s belief that relatively few, if any, claimants will choose to do so, and none has done so to date. An integral part of the settlement agreement provided for and resulted in the shipyard worker specific and common issues verdicts being vacated as against CSR.

Although claims have been brought against CSR in 34 states, the bulk of the claims against CSR have been Finished Product Claims in four particular states: Mississippi (17%), West Virginia (21%), Texas (28%) and Ohio (16%), each as at March 31, 2003. Each of these states permits so-called ‘mass trials’ of claimants’ claims. CSR does not believe these or other Johns Manville Finished Product Claims are meritorious. However, given their large number; the risk of adverse rulings, particularly in mass trial states; and the costs of defending the claims, CSR has settled and intends to continue to settle such claims where the prevailing circumstances cause it to believe that it is commercially advantageous to do so. CSR has entered into a number of agreements with various claimants’ counsel pursuant to which the parties will attempt to resolve the counsels’ future claims on an agreed upon basis prior to litigation.

United States asbestos litigation - current status

As at March 31, 2003, there were approximately 3,115 asbestos claims pending against CSR in the United States (March 31, 2002 – 2,271, March 31, 2001 – 1,988).

The settlement payments by CSR in the United States continue to be affected by a variety of factors, including principally the type of injury alleged to have been sustained by the claimant, the nature and extent of the claimant’s alleged exposure to fibre supplied by CSR as sales agent for one of its subsidiaries, the jurisdiction of the suit, and whether the claim is to be part of a group settlement. A number of defendants in the United States litigation, in addition to Johns Manville, have declared bankruptcy. This may cause plaintiffs’ counsel to seek to join CSR in additional actions and/or seek higher settlement amounts.

Insurance issues

On March 3, 1995, in settlement of litigation commenced by CSR and for the assumption by CSR of certain indemnity and other obligations, CSR received an undissected lump sum payment of A$100 million in full and final settlement of all present and future claims CSR has or may have had against certain insurers issuing liability policies to it from 1955 to at least 1978. Subsequent to the settlement of these coverage and damages claims, CSR and a then subsidiary commenced litigation in the United States District Court for the District of New Jersey against other insurers that issued policies to CSR from approximately 1978 to 1989, seeking, among other things, coverage for United States asbestos claims against them and damages. Some of these insurers then commenced their own litigation against CSR and the then subsidiary in the Supreme Court of New South Wales, seeking, among other things, a declaration that the insurers have no obligation to provide any such coverage. The Supreme Court of New South Wales issued a preliminary injunction barring CSR and the then relevant CSR subsidiary from prosecuting the United States coverage suit without further order of the Supreme Court of New South Wales. CSR and its then subsidiary successfully appealed to the High Court of Australia against that injunction. The High Court lifted the injunction and ordered that the proceedings commenced in New South Wales be stayed pending the outcome of the United States coverage suit. On April 24, 2001, the New Jersey court denied motions brought by the insurers to stay or dismiss the United States action. Discovery is continuing and no trial date has yet been set.

Management’s views

In light of the difficulty of predicting the number of further claims, the severity and mix of diseases involved, the costs of defense and indemnity associated with such claims, and other changes in the litigation environment that might affect CSR’s position or that of its subsidiaries, CSR cannot determine with certainty the amount of its ultimate liability with respect to asbestos claims nor their effect on net profit or loss in future reporting periods. On April 1, 2002, CSR adopted AASB 1044 which imposes new requirements for the determination of uncertain liabilities, including providing significant additional guidance on the measurement of such liabilities as well as on discounting provisions to their present value using a rate which is lower than that previously used by CSR. In accordance with AASB 1044, CSR has recognised as a provision the present value of anticipated settlement payments and legal costs arising from asbestos claims by discounting at a pre-tax rate that reflects the current market assessment of the time value of money based on notional long-term government bond rates and risks specific to those liabilities. As a result of the adoption of AASB 1044, CSR’s product liability provision as at April 1, 2002 increased by A$205.2 million. The provision was A$332.3 million as at March 31, 2003. The change in CSR’s product liability provision does not reflect any material change in CSR’s underlying product liability risk profile nor does it include any potential benefit from settlements with insurers. CSR’s asbestos provision is reviewed at each accounting period and adjusted to reflect any material change to CSR’s anticipated liabilities and material fluctuations in exchange rates and interest rates.

CSR believes the asbestos litigation in the United States and Australia will not have a material adverse impact on the CSR group’s financial condition, results of operations or cash flows. This view is based upon the experience of CSR group entities in the asbestos litigation to date; the resolution of a large number of matters on commercially acceptable terms; the provisions already included in the CSR group’s financial statements; CSR’s belief that it has even stronger evidence than presented during the Mississippi trial to support CSR’s position that the fibre contained in Johns Manville gasket materials was not supplied by CSR; CSR’s expectations concerning probable settlements in pending as well as future claims; CSR’s expectations concerning the number of claims likely to be brought against it and/or its subsidiaries in the future; and the possibility of an insurance recovery as a result of the New Jersey litigation. There can, however, be no assurance that the asbestos related personal injury litigation will not have a material adverse impact on CSR’s financial condition, results of operations or cash flows.

Other litigation

CSR sold its interest in Gove Aluminium Limited to Alcan Northern Territory Alumina Pty Limited (“Alcan”) on January 31, 2001. On January 31, 2003 CSR received notice from Alcan of claims totaling around A$22.5 million in respect of that sale.  CSR disputes those claims and will defend them.  CSR has raised claims against Alcan in respect of an adjustment for diesel fuel rebates totaling US$21.9 million (A$36.2 million) pursuant to adjustment provisions under the sale agreement and regulations which CSR believes became effective on May 15, 2003.  CSR has notified Alcan of the claim but is yet to receive a response, however, CSR believes it is likely that Alcan will dispute the claim.

Dividend Policy

The payment and amount of any dividends depends on CSR’s current and future earnings, cash flow, financial condition and other factors.  Subject to the Australian Corporations Act 2001, the Directors may declare a dividend and set the amount and date for its payment.  Dividends are payable to shareholders of fully paid shares equally, and fractionally to shareholders of partly paid shares.  Generally, shares rank for dividend from their date of allotment.

A demerger dividend of A$0.69 for each CSR share was declared and applied on behalf of shareholders to acquire Rinker shares under the terms of the demerger.

In fiscal year 2003, CSR paid an interim dividend of A$0.11 and subsequently declared a dividend of A$0.06 per share, with final payment to be made July 3, 2003. Both the initial and final payments were 70 percent franked.

B.            Significant Changes

On May 20, 2003, CSR announced a buyback of up to 5 percent of its fully paid ordinary shares. No other significant changes have occurred since March 31, 2003.

Item 9.    The Offer and Listing

Nature of Trading Market

The principal trading market for CSR’s fully paid ordinary shares is the ASX.  CSR’s fully paid Ordinary Shares were also listed on the London stock exchange until May 31, 2003. CSR listed on the LSE over a decade ago but no CSR shares have ever been traded on the exchange. Given the size of CSR following the demerger and its focus on the Australian market, it is not cost-effective to maintain this listing.

In the United States, Morgan Guaranty Trust Company of New York, as Depositary (the “Depositary”), has issued ADRs evidencing ADSs. Each ADS represents four fully paid Ordinary Shares.  Since March 1990, the ADRs have been traded in sponsored American Depositary Receipt form on the over-the-counter market.

The following table sets forth, for the fiscal years indicated, the high and low sales prices in A$ per Ordinary Share as reported by the ASX and the high and low sales prices in US$ per ADS as reported by the Depositary.

		Per Ordinary Share (A$)		Per ADS(2) (US$)
		High	Low	High	Low
	Fiscal year
	1999	5.24	3.20	11.75	7.50
	2000	4.80	3.31	12.63	8.25
	2001	5.38	3.44	11.81	8.13
	2002	7.23	5.20	15.06	10.14
	2003
	Quarter ending
Fiscal year 2002:	June	7.20	5.20	14.91	10.14
	September	7.23	5.50	15.06	11.08
	December	6.94	6.05	14.21	12.40
	March	7.17	6.30	14.65	13.23

Fiscal year 2003:	June	6.78	5.94	15.19	12.91
	September	6.85	5.70	15.52	12.39
	December	6.35	5.33	14.25	11.76
	March	6.65	6.01	16.33	13.99

	Month Ending	Per Ordinary Share (A$)		Per ADS(2) (US$)
		High	Low	High	Low

2002	December	6.35	6.07	14.25	13.63
2003	January	6.37	6.01	14.74	13.99
	February	6.61	6.06	15.97	14.26
	March 1 to March 28(1)	6.65	6.26	16.33	14.90
	March 31 to April 30(1)	1.81	1.58	15.19	3.80
	May(1)	1.87	1.77	5.07	4.49
	June (June 23)(1)	2.00	1.83	5.35	4.85

(1)               On March 28, 2003, the Federal Court of Australia approved the demerger of Rinker from CSR Rinker was admitted to the official list of the ASX and its shares were quoted on the stock market conducted by the ASX effective March 31, 2003 (an a deferred settlement basis). In the first 5 datys of trading following the listing of Rinker on March 31, 2003, CSR shares traded at 25% of their pre demerger value. In accordance with the terms of the demerger, Rinker issued 944.7 million shares on April 11, 2003 to CSR shareholders. Rinker shares traded in the range of A$4.50 to A$5.46 for the period March 31, 2003 to June 23, 2003.

(2)               ADS data is sources from Interactive Data Corporation. In the month of April 2003, the ADS price movement reflects the timing of the issue of Rinker shares, part of the month trading at the pre demerger price.

At March 31, 2003, 944,668,106 fully paid ordinary shares were outstanding and were held by 109,823 holders of record. In accordance with Australian law, CSR shares have no par value. As at March 31, 2003, 1,517,293 ADSs representing 6,069,172 ordinary shares, or approximately 0.37 percent of the ordinary shares outstanding on such date, were held by 181 holders with registered addresses in the United States.

Item 10.             Additional Information

A.            Share Capital

Not applicable

B.            Constitution

CSR’s corporate organization and conduct is governed by its constitution (the “Constitution”). Set forth below is a summary of the provisions of the principal terms of the Constitution.

Company Objects & Purposes

CSR is taken to be registered as a public company limited by shares under the Corporations Act 2001 of the Commonwealth of Australia (the “Corporations Act”) and is registered with Australian Business Number 90 000 001 276.

The Constitution was adopted on 24 July 2000 and most recently amended on 25 March 2003. The Constitution does not specify CSR’s objects and purposes. Rather, under section 124 of the Corporations Act, CSR has the legal capacity and powers of an individual person.

Directors’ Powers & Qualifications

(a)         No director is permitted to vote or be counted in the quorum as a director in respect of any matter in which the director has a personal material interest unless permitted by the Corporations Act (clause 70.5).

 (b)     Directors remuneration is to be determined by them from time to time and in such proportions and manner as they determine, provided that the aggregate remuneration paid to directors in any year must not exceed the amount approved in general meeting (clause 57).

(c)         In addition, every director is entitled to be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of directors of CSR or any committee of the directors or general meetings of CSR (clause 57.6).

(d)        Directors may exercise all the powers of CSR to borrow money, charge property, issue debentures (or give other security) and provide guarantees for the company’s purposes (clause 67).

(e)         The office of a director immediately becomes vacant (unless prohibited by applicable law) upon the director attaining the age of 70 years (clause 66).

(f)           A director must hold 2000 fully paid shares in CSR in his or her own name as a qualification for office (clause 63).

(g)        At each Annual General Meeting a prescribed number of non-executive directors retire from the office and are subject to re-election. In any event, a non-executive director shall retire from office at the conclusion of the third Annual General Meeting after the general meeting at which he or she was last elected or re-elected.  An executive director, other than the managing director, shall retire at the conclusion of the third Annual General Meeting after the general meeting at which he or she was ratified, unless such an appointment is further ratified at that meeting.

Rights & Restrictions Attaching to Each Class of Shares

(a)         CSR has only one class of shares, the ordinary class. The rights attached to ordinary shares include the right to dividends in the event that the directors declare them. Directors may determine that a dividend is payable, fix the amount, the date at which the entitlement accrues, date for payment and the method of payment.

(b)        Dividends, which have not been claimed for one year after having been declared, may be invested or otherwise made use of by the directors for the benefit of CSR until claimed or disposed of according to law (clause 95).

(c)         The voting right attached to ordinary shares is the right to vote in person, by representative, attorney or proxy in general meeting.

(d)        On a show of hands each shareholder (regardless of the number of shares held) has one vote. On a poll each shareholder may exercise one vote for each fully paid ordinary share held. In respect of partly paid shares, the shareholder has a vote equivalent to the proportion which the amount paid up bears to the total amounts paid and payable, whether or not called, on the share when the poll is taken (clause 42.1).

(e)         In the event of a winding up, ordinary shares rank equally in the division of any surplus.

(f)           Shareholders cannot redeem ordinary shares.

(g)        The holders of fully paid ordinary shares have no further liability to CSR in respect of those shares. The holders of partly paid shares are liable to CSR once a call is made for the payment of the unpaid amount.

(h)        There is no provision in the Constitution which discriminates against an existing or prospective shareholder as a result of that shareholder owning a substantial number of shares unless such ownership leads to a partial takeover offer (see heading “Partial Takeover Approval” below).

(i)            The rights attached to any class of shares may be varied in accordance with the Corporations Act (clause 8.1).

General Meetings of CSR

The board or a director may convene general meetings of CSR to be held at such times and places and in the manner determined by the Board. Shareholders may convene a general meeting in accordance with the procedures set out in the Corporations Act.

Subject to the Corporations Act and the ASX Listing Rules, notices of a general meetings convened by the board may be given in the form and in the manner determined by the board. At least 28 days notice must be given of a general meeting (section 249HA of the Corporations Act).

All shareholders may attend general meetings in person, or be represented by the attendance of a representative, attorney or by proxy (who need not be shareholders of CSR in their own right).

The quorum for a general meeting is twelve members entitled to vote, present in person, by proxy or attorney or by representative, together holding not fewer than 80,000 shares (clause 33.2). If within 30 minutes of the time appointed for holding the meeting a quorum is not present, the meeting, if convened by requisition, is dissolved, but in all other cases stands adjourned to the same day in the next week at the same time and place or to another day, time and place determined by directors (clause 33.3). If at the adjourned meeting a quorum is not present within 30 minutes from the time appointed for holding the meeting, two members shall constitute a quorum.

Limitations on the Right to Own Securities

CSR’s Constitution does not impose limitations on the right to own securities.

Other Takeover Limitations

The rights of non-resident or foreign shareholders to hold or exercise voting rights on CSR’s securities are subject to the Foreign Acquisitions and Takeovers Act 1975 (Cth). The Treasurer of the Australian Federal Government has the power to prohibit the acquisition of a controlling interest in any Australian company by a foreign person or foreign persons, if the Treasurer is of the opinion that the acquisition would be contrary to the national interest. For this purpose, a shareholding of 15% or more held by a single foreign person or 40% or more held by two or more foreign persons is deemed to constitute a controlling interest.

Section 50 of the Trade Practices Act 1974 (Cth) prohibits an acquisition of shares that would have the effect, or be likely to have the effect, of substantially lessening competition in a substantial market for goods or services, unless the acquisition is authorized by the Australian Competition and Consumer Commission.

Partial Takeover Approval

In the event that there is an offer made under a “proportional takeover bid” (within the meaning given to that expression by Chapter 6 of the Corporations Act) to acquire shares in CSR, the registration of a transfer giving effect to a contract resulting from the acceptance of the bid, is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with clause 22 of CSR’s Constitution. This resolution is to be voted on at a meeting convened and conducted by CSR, of the persons entitled to vote on the resolution. The resolution is taken to have been passed if the proportion that the number of votes in favor of the resolution bears to the total number of votes on the resolution is greater than one-half. The provisions of clause 22 of CSR’s Constitution cease to have effect on the third anniversary of the date of their adoption or last renewal.

Disclosure of Share Ownership

The Constitution does not prescribe an ownership threshold above which shareholders must disclose their holding to CSR. However, Part 6C.1 of the Corporations Act imposes disclosure requirements on persons who acquire or cease to hold a substantial holding (see section 9 of the Corporations Act) in CSR. The disclosure must be given to CSR and the ASX within the prescribed time.

Changes in Share Capital

CSR may alter its share capital in one or more of the ways provided for, and in the manner prescribed by, the Corporations Act.

C.                                    Material Contracts

Demerger Deed

On March 27, 2003, Rinker and CSR Limited entered into a Demerger Deed to facilitate the orderly separation of the Rinker group companies from CSR.  The arrangements were intended to assist Rinker to function as an independent company after the demerger.  The key terms of the deed are summarized below.

Demerger Principle

The underlying principle of the demerger is that, following its implementation the Rinker group will have the entire economic benefit, commercial risk and liabilities of the businesses to be conducted by the Rinker group companies after the demerger as through the Rinker group companies had always owned and operated those businesses.  The CSR group will have the entire economic benefit, commercial risk and liabilities of the businesses to be conducted by the CSR group after the demerger.  Rinker and CSR acknowledged in the deed that the restructure of the Rinker group within the CSR group prior to the demerger occurred in accordance with the internal restructure agreements and the demerger principle.

Limited Rights in Accordance with the Demerger Principle

Rinker and CSR acknowledged that once the demerger was complete, no member of the CSR group will have any rights against, or obligations to, a member of the Rinker group and no member of the Rinker group will have any rights against, or obligations to, a member of the CSR group except those rights and obligations expressly contained in or conferred by the Demerger Deed, the agreements effecting the internal restructure or any agreement between a member of the Rinker group and a member of the CSR group executed after the Demerger Deed.  The release of rights included a release of rights to make a claim for loss or damage arising in relation to the internal restructure of the Rinker group within the CSR group that occurred prior to the demerger and the demerger generally.

Accounting Separation

The Demerger Deed confirmed that Rinker and CSR will prepare separate accounts on a demerged basis from April 1, 2003, or such other date as may be agreed between CSR and Rinker.  No such other date was agreed between Rinker and CSR.

Other Assets

The Demerger Deed provides that the Rinker group and the CSR group will agree mechanisms for the future transfer between them of, or other access to, any asset, contract or intellectual property which either owns or holds after the effective date of the demerger but which forms part of or is required to conduct the other’s business, which was incorrectly transferred as part of the internal restructure or the owning or holding of which is inconsistent with the demerger principle.

Additional Liabilities

Each of Rinker and CSR agreed to accept any liabilities that in accordance with the demerger principle should have been assigned to, or assumed by, it pursuant to the internal restructure, but which were not so assigned or assumed.

Indemnity and Claims Management

These arrangements are summarized under this heading in “Item 7.B – Related Party Transactions”.

Insurance

These arrangements are summarized under this heading in “Item 7.B – Related Party Transactions”.

Guarantees and Financial Support

These arrangements are summarized under this heading in “Item 7.B – Related Party Transactions”.

Statutory Licenses

These arrangements are summarized under this heading in “Item 7.B – Related Party Transactions”.

Tax Liability

These arrangements are summarized under this heading in “Item 7.B – Related Party Transactions”.

Financial and Tax Assistance

These arrangements are summarized under this heading in “Item 7.B – Related Party Transactions”.

Business Records

These arrangements are summarized under this heading in “Item 7.B – Related Party Transactions”.

Indemnification Agreement

As described in “Item 5.F – Contractual Obligations and Commercial Commitments “, Rinker and Rinker Materials have agreed to indemnify CSR for any obligations that come due under CSR’s guarantee obligations in respect of the (i) US$49.8 million outstanding 6.875% bonds due on March 1, 2004 issued by Rinker Materials and guaranteed by Rinker and CSR and (ii) US$250 million outstanding 6.875% bonds due on July 21, 2005 issued by Rinker Materials and guaranteed by Rinker and CSR. To support its indemnity, Rinker Materials has obtained, under its US$1,077.5 million bank credit facilities, bank letters of credit for CSR’s benefit for any obligations that come due under CSR’s guarantee in respect of the those bonds that remain outstanding.

Transition and Shared Services Agreement

This agreement is summarized in “Item 7.B – Related Party Transactions - Transition and Shared Services Arrangements”.

D.            Exchange Controls and Other Limitations Affecting Security Holders

There are no foreign exchange controls or other governmental laws, decrees or regulations, other than in relation to withholding taxes (see Taxation below), which affect the remittance of dividends, interest or other payments by CSR to non-resident holders of CSR securities in the United States.

Subject to the exceptions referred to below, there are no limitations on the right of United States residents or owners to hold or vote CSR ordinary shares imposed by Australian law or CSR’s Constitution.

Changes in interests held by foreign persons in Australian companies may be subject to review and approval by the Treasurer of the Commonwealth of Australia under the Foreign Acquisitions and Takeovers Act 1975.  Generally, that statute requires prior notification of any acquisition which would result in a foreign person together with any associates either holding interests in 15 percent or more of an Australian company’s issued shares or controlling 15 percent or more of the voting power in the company.  The statute also requires prior notification of any acquisition resulting in two or more foreign persons and their associates similarly holding interests in 40 percent or more of an Australian company’s issued shares or controlling, in the aggregate, 40 percent or more of its total voting power.  In each case, the Treasurer may prohibit any part of the acquisition if the Treasurer is satisfied it would be contrary to the national interest of Australia.

Further, the Corporations Act 2001 regulates the acquisition of shares in public companies in Australia.  Subject to certain exceptions, it prohibits such an acquisition if (1) after the acquisition the acquirer and the acquirer’s associates would be entitled to more than 20 percent of the company’s issued ordinary shares and (2) the acquisition does not satisfy one of a number of specified exceptions.  The more significant exceptions are: a formal, registered takeover offer to all the shareholders in the target company, acquisitions by a broker on the stock market under a formal takeover announcement, acquisitions of no more than 3 percent of the target company’s voting share capital every six months or acquisitions approved by the target company’s shareholders in general meeting.

E.             Taxation

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a comprehensive technical analysis of all potential tax consequences for United States residents investing in shares in an Australian incorporated company.  Investors contemplating the purchase of shares are advised to consult their own tax advisers with respect to the tax consequences relevant to their specific situations.

Except as otherwise noted, the statements of Australian tax laws set out below are based on the laws in force as of the date of this annual report, and are subject to any changes in Australian law, and in any double taxation convention between the United States and Australia occurring after that date.

Australian Taxation

Dividends

Since 1987, Australia has had a dividend imputation system which relieves double taxation on certain dividends by imputing tax paid at the company level to shareholders by means of imputation credits attached to dividends received by them.  Where an Australian tax resident shareholder receives a “franked” dividend, a tax credit (at the corporate tax rate, currently 30 percent) attaches to the extent to which the dividend paid is a franked dividend. This tax credit can be offset against the Australian income tax payable by the shareholder.  Since the introduction of the dividend imputation system, all dividends prior to fiscal year 1994 were fully franked.  Since then:

•                    The interim and final dividends for fiscal year 1998 were 50 percent and one third franked respectively.

•                    The dividends for fiscal years 1999 and 2000 were one third franked.

•                    The interim dividend for fiscal year 2001 was one third franked.  The final dividend was 40 percent franked.

•                    The interim dividend for fiscal year 2002 was 40 percent franked. The final dividend was 70 percent franked.

•                    The interim dividend for fiscal year 2003 was 70 percent franked. The final dividend for fiscal year 2003, declared on May 19, 2003, will be 70 percent franked.

All ordinary shareholders and ADR holders will be advised as to the extent to which each future dividend will be franked as dividends are declared.  Broadly, shareholders who are non-residents for Australian tax purposes, rather than receiving a tax credit on “franked” dividends, are exempt from Australian dividend withholding tax in respect of franked dividends received.  Any part of a dividend, paid to a United States tax resident who is a non-resident of Australia, which is not franked will attract Australian dividend withholding tax at a rate of 15 percent.  However, if such a shareholder carries on a business in Australia through a permanent establishment and unfranked dividends paid by CSR are effectively connected with that permanent establishment, tax at the rate of 30 percent will apply.  Notwithstanding this, unfranked dividends paid to a United States tax resident in either of the above situations will be free of withholding tax to the extent such dividends are sourced from CSR’s foreign dividend account.

The United States of America and Australia signed a Protocol on September 27, 2001 that will amend the Convention between Australia and the United States of America for the avoidance of double taxation and the prevention of fiscal evasion.  Once this Protocol enters into force it will reduce the Australian dividend withholding tax rate to zero, whether or not the dividend is franked. The Protocol will enter into force when both countries have formally ratified it, but this cannot be until July 1, 2003 at the earliest.

Some foreign shareholders are exempt from Australian dividend withholding tax on dividends that are not franked; most notably, foreign superannuation/pension funds that are exempt from income tax in their home jurisdiction.

Gain or Loss on Disposal

Capital gains tax is payable in Australia on realized gains over the period in which the shares have been held.  In working out the cost base of shares acquired on or before September 21, 1999, expenditure incurred may be indexed for inflation up to September 30, 1999.  Indexation is not relevant to shares acquired after September 21, 1999.

Where shares were acquired on or before September 21, 1999, and such a shareholder does not choose the indexation option, or where shares were acquired after September 21, 1999, the capital gain may be discounted by an appropriate percentage.  For individuals or trusts, this is 50 percent.  For complying superannuation funds it is 33 1/3 percent.  Companies are automatically entitled to indexation up to September 30, 1999, but cannot choose the discount.

For indexation to be available, as well as a condition of the discount, it is usually necessary that the shareholder held the shares for at least 12 months.

Subject to the following two exceptions, a non-resident of Australia for tax purposes disposing of shares in Australian public companies will be free from capital gains tax in Australia:

(i)             Shares used as part of a trade or business conducted through a permanent establishment in Australia.  In such case any profit on disposal will be subject to capital gains tax or, depending on such usage, may be assessable to ordinary income tax.  Losses would constitute capital loss deductions or normal deductions.

(ii)          Shares held in public companies where such shares represent a holding of 10 percent or more (together with associates, if any) in the issued share capital of the company.

Stamp Duty

Any transfer of ordinary shares (including a transfer from the Depositary or any Custodian to a holder of ADSs) would, in almost all cases, require the payment in Australia of stamp duty calculated on their value.  If the transfer takes place on the ASX that stamp duty (at present normally 0.3 percent) is split between the transferor and the transferee.  In other cases, the transferee is liable for the duty and the rate of duty will normally be 0.6 percent.  Duty is payable in New South Wales on the transfer of ADRs calculated on the value of the ADRs transferred at a rate of 0.6 percent (except where the transferee is not a resident of Australia and is acting on its own behalf or on behalf of a trustee for another non-resident of Australia and the transfer is registered outside Australia or if the ADR’s are registered on a recognized stock exchange outside Australia.  The ADRs are not currently registered on a recognized stock exchange outside Australia).  The transferee is liable for the duty.  The duty must be paid before a transfer of ordinary shares can be registered. Where a transfer of ADR’s is not exempt from duty, duty must be paid on that transfer before it can be registered.

United states federal income tax consequences

This section describes the material United States federal income tax consequences of ownership of CSR shares or ADSs by U.S. holders, as defined below.  It applies to a U.S. holder only if the U.S. holder holds CSR shares or ADSs as capital assets for tax purposes.  This section does not apply to a U.S holder if the U.S holder is a member of a special class of holders subject to special rules, including:

•                    a dealer in securities,

•                    a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•                    a tax-exempt organization,

•                    a life insurance company,

•                    a person liable for alternative minimum tax,

•                    a person that actually or constructively owns 10 percent or more of the voting stock of CSR,

•                    a person that holds CSR shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•                    a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the Convention Between the United States of America and Australia (the “Treaty”).  These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

For the purpose of this discussion, a U.S. holder is any beneficial owner of CSR shares or ADSs that is:

•                    a citizen or resident of the United States,

•                    a domestic corporation,

•                    an estate whose income is subject to United States federal income tax regardless of its source, or

•                    a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the CSR shares represented by those ADRs. Exchanges of CSR shares for ADRs, and ADRs for CSR shares, generally will not be subject to United States federal income tax.

U.S. holders should consult their own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of CSR shares and ADSs in their particular circumstances.

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, U.S. holders must include in gross income the gross amount of any dividend paid by CSR out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). Dividends paid to a non corporate U.S. holder after December 31, 2003 and before January 1, 2009 that constitute qualified dividend income will be taxable to such holders at a maximum tax rate of 15% provided that the non corporate U.S. holder holds the CSR shares or ADSs for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and meets other holding period requirements.  Dividends that CSR pays with respect to the CSR shares or ADSs will be qualified dividend income.   The U.S. Holder must include any Australian tax withheld from the dividend payment in this gross amount even though the U.S holder does not in fact receive it.  The dividend is taxable to the U.S. holder when the U.S. holder in the case of CSR shares, or the Depositary, in the case of ADSs, receives the dividend, actually or constructively.  The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.  The amount of the dividend distribution that the U.S. holder must include in income will be the U.S. dollar value of the Australian payments made, determined at the spot Australian dollar/U.S. dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. holder includes the dividend payment in income to the date the U.S. holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.  The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.  Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s basis in the CSR shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable against United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Dividends will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to U.S. holders.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, a U.S. holder that sells or otherwise disposes of CSR shares or ADSs will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the U.S. holder realizes and the U.S. holder’s tax basis, determined in U.S. dollars, in their CSR shares or ADSs.  Capital gain of a non corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

CSR management believes that the CSR shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.  If CSR were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the CSR shares or ADSs, gain realized on the sale or other disposition of CSR shares or ADSs would in general not be treated as capital gain.  Instead, a U.S. holder would be treated as if the U.S. holder had realized such gain and certain “excess distributions” ratably over the U.S. holder’s holding period for the CSR shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends that a U.S. holder receives from CSR will not be eligible for the special tax rates applicable to qualified dividend income if CSR is a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F.              Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.            Documents on Display

Copies of certain of the documents referred to in this annual report on Form 20-F may be inspected on request at CSR’s principal executive offices. It is also possible to read and copy documents that have been filed with the Securities and Exchange Commission (“SEC”) at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549.  Please telephone the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room.  Since November, 2002, CSR’s filings with the SEC have been made electronically on the SEC’s EDGAR system and can be accessed at www.sec.gov.

I.                 Subsidiary Information

All controlled entities are 100 percent owned, unless otherwise indicated.  CSR’s significant subsidiaries are described in note 36 to the financial statements.

Item 11.                 Quantitative and Qualitative Disclosures about Market Risk

The CSR group is exposed to the following types of market risk: (i) commodity prices, (ii) foreign currencies, and (iii) interest rates.

The CSR group has in place principles and policies approved by CSR’s board of directors designed to manage financial risks associated with exposures to foreign currencies, commodity prices and interest rates. These risks are managed through a variety of means including natural hedges, forward sales contracts, forward foreign exchange contracts, futures, swaps, caps, collars and other foreign exchange, commodity price and interest rate options. CSR’s policies prohibit speculative transactions, restrict hedging transactions to preset limits and require senior management approval of hedging instruments.  In addition, the policies limit who may authorize transactions and segregate relevant functions among different individuals.

Each Divisional chief executive officer is responsible for managing exposures in their Division in accordance with the policies and is required to do so in consultation with specialist advice from CSR Treasury.  Except for certain sugar and aluminium commodity price hedging activities, and some Strategic Business Units operating outside Australia, all such transactions are executed through CSR Treasury.

CSR group entities utilize a variety of domestic and international financial institutions as counter parties for hedging transactions. Transaction limits based on credit ratings are placed on each financial institution and reviewed regularly.  Predominantly, CSR group entities will only utilize counter parties with a Moody Investor Services or Standard & Poors “A3/A -” equivalent rating or higher.  In a few instances where no Moody Investor Services or Standard & Poors rating is available management may assign a small limit based on alternative arrangements.

It is management’s opinion that CSR group entities in the past year have not engaged in any financial transactions of a trading or speculative nature.

Commodity Price Sensitivity and Risk Management

The CSR group’s commodity exposures relate predominantly to raw sugar and aluminium.

Raw sugar exposures are predominantly managed by QSL, an industry based company which, under statutory authority, compulsorily acquires all Queensland produced raw sugar and arranges for its sale. As at June 13, 2003, 38 percent of volume is protected from adverse commodity price movements.  For the remaining exposure, a hypothetical US 1 cent per pound movement from the end of period market price for sugar will result in an A$15 million change in CSR group net profit.

A portion of aluminium sales is hedged with a view to reducing the effects of commodity price movements on the cash flows of the business. The portion hedged will vary from time to time, but management’s intention is to hedge to provide a base level of profitability and to reduce earnings volatility.

For fiscal year 2004, on an unhedged basis, the CSR group expects revenue from 125,000 tonnes of aluminium (equivalent to US$ 174 million / A$ 291 million) to be subject to movements in the world price of aluminium. Of this aluminium exposure, 73 percent is protected from movements in the world price of aluminium by fixed rate hedges. For the unhedged metal exposure, a hypothetical US$100 (A$167) per tonne movement in the world aluminium price will result in a A$5 million change in CSR group net profit.

Specific information concerning commodity price exposures and financial instruments used to limit that exposure is disclosed in Note 28 of the financial statements.

Foreign Exchange Sensitivity and Risk Management

The CSR group is exposed to fluctuations in foreign currencies in some of its entities’ businesses.  CSR group entities enter into foreign currency hedging contracts, including forwards and options, to manage their exposure to changes in currency exchanges rates.  The CSR group’s primary ongoing exposures to foreign currency movements relate to US dollar revenues.

CSR group entities receive Australian dollars for their share of US dollar denominated raw sugar exports. Currency exposures for these exports are managed by QSL.

For fiscal year 2004, it is estimated that Aluminium will have net US dollar revenues of US$160 million, of which 94 percent are protected from exchange rate movements as at March 31, 2003. On the exposed portion, a hypothetical one cent movement in the A$/US$ exchange rate will result in an A$0.3 million change in the CSR group’s net profit.

Specific information concerning the currency exposure and financial instruments used to limit that exposure is reviewed in Note 28 of the financial statements.

Interest Rate Sensitivity and Risk Management

Interest rate exposure is managed with an objective of reducing year to year volatility in interest costs to obtain a stable and predictable interest expense outcome.  To achieve this result, CSR group entities enter into interest rate hedges, including interest rate swaps, swaptions, caps and collars.

As at March 31, 2003 approximately 43 percent of the CSR group’s gross debt is US dollar denominated and all but A$0.2 million was on floating interest rates. It is estimated that a hypothetical 100 basis point movement would have an A$2.8 million impact on the CSR group’s future net profit.

Specific information concerning interest rate exposure and financial instruments used to limit that exposure is disclosed in Note 19 and 28 of the financial statements.

Item 12.                 Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

PART III

Item 15.                 Controls and Procedures

Within the 90-day period prior to the filing date of this annual report, an evaluation was carried out under the supervision and with the participation of CSR’s management, including the Managing Director and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Managing Director and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16.                 Not applicable

PART IV

Item 17.                 Financial statements

Not Applicable.

Item 18.                 Financial statements

Report of Independent Auditors

Consolidated financial statements as at March 31, 2003

See pages F-1 through F-74.

Item 19.                 Exhibits

Documents filed as exhibits to this annual report:

Exhibit 1 -  Constitution of CSR

Constitution of CSR Limited effective, March 25, 2003.

Exhibit 4 - Materials Contracts

4.1.1	Demerger Deed, dated March 27, 2003

4.1.2	Bond Guarantee Indemnity Deed among CSR Limited, Rinker Group Limited and Rinker Materials Corporation, dated March 27, 2003

4.1.3	Transition and Shared Services Agreement between Rinker Group Limited and CSR Limited dated March 27, 2003

4.1.4	Management Contracts

Contract of employment, dated August 24, 2001, between Warren Saxelby and CSR Limited.

Contract of employment, dated June 26, 2003, between Alec Brennan and CSR Limited.

Exhibit 8 - Significant Subsidiaries

List of significant subsidiaries

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR LIMITED
(Registrant)

By:	/s/ ALEC BRENNAN
A.N. Brennan
CEO and Managing Director

Dated:	July 2, 2003

Certification

I, Alec Brennan, certify that:

1.               I have reviewed this annual report on Form 20-F of CSR Limited;

2.               Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.               Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.               The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) of the registrant and have:

a)              Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)             Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior the filing date of this annual report (the “Evaluation Date”); and

c)              Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.               The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.               The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:  July 2, 2003

/s/ ALEC BRENNAN
Name:	Alec Brennan
Title:	CEO and Managing Director

Certification

I, Warren Saxelby, certify that:

1.               I have reviewed this annual report on Form 20-F of CSR Limited;

2.               Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.               Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.               The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) of the registrant and have:

a)              Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)             Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior the filing date of this annual report (the “Evaluation Date”); and

c)              Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.               The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.               The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: July 2, 2003

/s/ WARREN SAXELBY
	Name:	Warren Saxelby
	Title:	Chief Financial Officer

Financial Report

for the year ended March 31, 2003

Report of Independent Auditors

Consolidated statement of financial performance

Consolidated statement of financial position

Consolidated statement of cash flows

Consolidated statement of changes in shareholders’ equity

Significant accounting policies

Notes to the consolidated financial statements

1	Segment information
2	Other revenue and expenses from ordinary activities
3	Significant items
4	Interest income
5	Net finance expense
6	Depreciation and amortisation
7	Dividends and franking credits
8	Income tax
9	Net cash
10	Receivables
11	Inventories
12	Investments accounted for using the equity method
13	Other financial assets
14	Property, plant and equipment
15	Movements in property, plant and equipment
16	Intangibles
17	Other assets
18	Current payables
19	Interest bearing liabilities
20	Credit facilities and maturity profile
21	Provisions
22	Contributed equity
23	Reserves
24	Outside equity interests in controlled entities
25	Interest in joint venture operation
26	Directors’ and executives’ remuneration
27	Auditors’ remuneration
28	Financial instruments
29	Contracted capital expenditure
30	Contracted lease and hire expenditure
31	Non-cash financing and investing activities
32	Related party information
33	Superannuation commitments
34	Equity accounting information
35	Acquisitions and disposals of controlled entities and businesses
36	Particulars relating to controlled entities
37	Discontinued operations
38	Contingent liabilities
39	United States Generally Accepted Accounting Principles (US GAAP) information
40	Consolidating financial information

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of CSR Limited:

We have audited the accompanying consolidated statements of financial position of CSR Limited (a company incorporated in New South Wales, Australia) and its controlled entities (the ‘Company’) as at March 31, 2003 and 2002 and the related consolidated statements of financial performance, cash flows and changes in shareholders’ equity for each of the three years in the period ended March 31, 2003 (all expressed in Australian dollars). These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSR Limited and its controlled entities at March 31, 2003 and 2002, and the consolidated results of its financial performance and its cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of the latter would have affected the determination of net profit for each of the three years ended March 31, 2003, and the determination of shareholders’ equity as at March 31, 2003, and 2002, to the extent summarized in Note 39.

Our audits also comprehended the translation of the Australian dollar amounts into U.S. dollar amounts and, in our opinion,  such translation has been made in conformity with the basis stated in the Significant Accounting Policies detailed on page F-10.  Such US dollar amounts are presented solely for the convenience of the readers in the United States of America.

DELOITTE TOUCHE TOHMATSU

Deloitte Touche Tohmatsu
Chartered Accountants

Sydney, Australia

May 20, 2003 except for Notes 39 and 40, as to which the date is July 2, 2003

This page intentionally left blank.

Consolidated statement of financial performance

Year ended March 31

CSR Limited and its controlled entities

(million except per share data)	Note	2003 US$	2003 A$	2002 A$	2001 A$
Trading revenue - sale of goods		4,402.5	7,282.9	6,984.7	6,424.0
Cost of sales(a)		(2,777.1)	(4,594.1)	(4,444.8)	(4,097.2)
Warehouse and distribution costs(a)		(642.6)	(1,063.0)	(991.1)	(874.1)
Selling costs(a)		(131.6)	(217.6)	(182.4)	(156.7)
Administration and other operating costs(a)		(323.2)	(534.7)	(512.5)	(466.1)
Share of partnership net loss		(0.2)	(0.3)	(0.3)	(0.8)
Share of associate entities’ net profit		32.4	53.6	45.7	50.2
Operating profit		560.2	926.8	899.3	879.3
Other revenue from ordinary activities	2	2,885.7	4,773.8	183.0	588.9
Other expenses from ordinary activities	2	(1,967.1)	(3,254.1)	(158.8)	(489.7)
Dividend income from others		1.4	2.3	2.3	1.4
Profit from ordinary activities before finance and income tax		1,480.2	2,448.8	925.8	979.9
Interest income	4	5.4	8.9	24.8	23.7
Borrowing costs	5	(69.0)	(114.2)	(132.1)	(155.4)
Profit from ordinary activities before income tax		1,416.6	2,343.5	818.5	848.2
Income tax expense relating to ordinary activities	8	(161.0)	(266.3)	(243.7)	(179.1)
Net profit before outside equity interests		1,255.6	2,077.2	574.8	669.1
Net profit attributable to outside equity interests		14.3	23.7	22.2	35.0
Net profit attributable to members of CSR Limited		1,241.3	2,053.5	552.6	634.1
Decrease in asset revaluation reserve arising on revaluation of property, plant and equipment	23	—	—	—	(4.5)
(Decrease)/increase in foreign currency translation reserve arising on translation of self-sustaining foreign operations	23	(128.6)	(212.8)	(104.9)	241.3
Adjustment to opening retained profits on adoption of AASB 1044 - asbestos		(86.9)	(143.7)	—	—
Total revenue, expense and valuation adjustments attributable to members of CSR Limited recognised directly in equity		(215.5)	(356.5)	(104.9)	236.8
Total changes in equity not resulting from transactions with owners as owners		1,025.8	1,697.0	447.7	870.9
Reconciliation of retained profits
Retained profits at the beginning of the financial year		968.6	1,602.3	1,273.9	860.8
Net profit attributable to members of CSR Limited(f)		1,241.3	2,053.5	552.6	634.1
Demerger distribution(b)		(2,005.2)	(3,317.2)	—	—
Adjustment to opening retained profits on adoption of AASB 1044 - asbestos		(86.9)	(143.7)	—	—
Adjustment to opening retained profits on adoption of AASB 1044 - dividend		73.6	121.7	—	—
Aggregate of amounts transferred from reserves	23	33.7	55.7	0.8	1.5
Total available for appropriation		225.1	372.3	1,827.3	1,496.4
Dividends provided for or paid		136.0	225.0	225.0	222.5
Retained profits at the end of the financial year		89.1	147.3	1,602.3	1,273.9

Basic earnings, dollars per share based on net profit attributable to members of CSR Limited(c)(e)		1.32	2.19	0.59	0.63

Diluted earnings, dollars per share based on net profit attributable to members of CSR Limited(d)(e)		1.32	2.19	0.58	0.62

(a)           Operating costs are detailed on page F-5

(b)           The fair value of the demerged businesses (A$4,573.0 million) was determined using the average Rinker Group Limited share price for the first ten trading days. The demerger distribution is calculated as the fair value of Rinker Group Limited less the amount of the capital reduction (A$1,255.8 million).

(c)           Calculation based on 937.7 million (2002: 944.8 million, 2001: 1,003.3 million) weighted average number of ordinary shares on issue and earnings of A$2,053.5 million.

(d)           Calculation based on 937.7 million (2002: 944.8 million, 2001: 1,003.3 million) weighted average number of ordinary shares on issue, and 2.1 million (2002: 10.8 million, 2001 15.5 million) average number of potential shares issued due to dilutive options and earnings of A$2,053.5 million.

(e)           Earnings per share before significant items (see f below) is basic: $A 0.60 and diluted: $A 0.60.

(f)            As described in note 37 (discontinued operations), the CSR group demerged its Rinker Materials and Readymix businesses on March 28, 2003. The statement of financial performance includes the net profit of these businesses up to the date of demerger. In addition, net profit of the CSR group includes a net profit of A$1,492.7 million arising from accounting for the demerger at fair value (refer note 3 for details). Excluding this significant item, net profit is A$560.8 million. Assets distributed to shareholders in the demerger comprise the book value of those assets and the significant profit.

Notes to the consolidated financial statements are annexed

(million)	Note	2003 US$	2003 A$	2002 A$	2001 A$

Discontinued operations included in operating profit after income tax

Income from operations of demerged Rinker Group Limited (less applicable income taxes)	37	235.2	389.1	354.5	286.3
Gain on disposal of Rinker Group Limited, net of tax benefit of A$17.7 million	3	902.3	1,492.7	—	—
Net income from discontinued operations		1,137.5	1,881.8	354.5	286.3

Operating costs
• research and development		3.9	6.4	5.8	6.3
• mining royalties paid to governments		2.0	3.3	2.7	5.7
• operating lease and rental payments		36.5	60.4	66.9	65.6
• contributions to employee retirement funds	33	53.3	88.1	49.1	36.2
• repairs and maintenance		145.5	240.7	265.9	239.3

Notes to the consolidated financial statements are annexed

Consolidated statement of financial position

As at March 31

CSR Limited and its controlled entities

(million)	Note	2003 US$	2003 A$	2002 A$
Current assets
Cash	9	225.1	372.4	156.6
Receivables	10	197.2	326.2	988.0
Inventories	11	94.5	156.3	572.5
Other current assets	17	1.4	2.3	25.5
Current assets		518.2	857.2	1,742.6

Non-current assets
Receivables	10	28.0	46.3	50.9
Inventories	11	11.7	19.4	129.2
Investments accounted for using the equity method	12	83.7	138.4	316.6
Other financial assets	13	13.5	22.4	40.2
Property, plant and equipment	14	820.5	1,357.4	4,137.9
Intangibles	16	21.8	36.1	1,111.6
Deferred income tax assets	8	122.6	202.8	283.0
Other non-current assets	17	33.5	55.5	138.7
Non-current assets		1,135.3	1,878.3	6,208.1
Total assets		1,653.5	2,735.5	7,950.7

Current liabilities
Payables	18	145.7	241.1	745.3
Interest-bearing liabilities	19	196.8	325.6	104.0
Income tax liabilities		8.0	13.3	17.3
Provisions	21	83.9	138.8	352.6
Current liabilities		434.4	718.8	1,219.2

Non-current liabilities
Payables	19	0.9	1.5	43.2
Interest-bearing liabilities	19	164.8	272.7	1,790.7
Deferred income tax liabilities	8	129.1	213.5	519.6
Provisions	21	229.8	380.2	273.6
Non-current liabilities		524.6	867.9	2,627.1
Total liabilities		959.0	1,586.7	3,846.3
Net assets		694.5	1,148.8	4,104.4

Equity
Contributed equity	22	556.0	919.7	2,139.4
Reserves	23	7.6	12.6	281.1
Retained profits		89.1	147.3	1,602.3
Equity attributable to members of CSR Limited		652.7	1,079.6	4,022.8
Outside equity interests in controlled entities	24	41.8	69.2	81.6
Total equity		694.5	1,148.8	4,104.4

The CSR group demerged its Rinker Materials and Readymix businesses on March 28, 2003.  The 2003 statement of financial position excludes all the assets and liabilities that were demerged.  Details of demerged (discontinued) businesses are given in notes 35 and 37.

Notes to the consolidated financial statements are annexed.

Consolidated statement of cash flows(a)

Year ended March 31

CSR Limited and its controlled entities

(million)	Note	2003 US$	2003 A$	2002 A$	2001 A$
Cash flows from operating activities
Receipts from customers		4,577.7	7,572.7	7,258.3	6,719.2
Payments to suppliers and employees		(3,797.1)	(6,281.3)	(5,987.1)	(5,545.3)
Dividends and distributions from associate entities and controlled entities		42.0	69.5	54.6	39.1
Interest received		5.3	8.8	27.8	24.7
Tax refund from Australian Taxation Office	8	—	—	33.0	—
Income tax paid		(119.4)	(197.6)	(191.8)	(213.5)
Net cash from operating activities		708.5	1,172.1	1,194.8	1,024.2

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets		(190.5)	(315.2)	(427.0)	(391.1)
Proceeds from sale of property, plant and equipment and other non-current assets		59.1	97.7	120.6	92.4
Purchase of controlled entities and businesses net of cash acquired	35	(587.5)	(971.8)	(158.5)	(1,093.1)
Return of capital from associate entities		—	—	—	5.6
Proceeds from sale of interests in controlled entities and businesses	35	43.4	71.8	15.5	783.7
Return of capital from Sugar Terminals Ltd		3.3	5.4	—	—
Loans and receivables advanced		(4.6)	(7.6)	(1.2)	(2.1)
Loans and receivables repaid		2.8	4.6	13.3	25.1
Net cash used in investing activities		(674.0)	(1,115.1)	(437.3)	(579.5)

Cash flows from financing activities
Proceeds from issue of shares - CSR shareholders		25.9	42.8	22.9	14.4
Share buyback		(4.1)	(6.7)	(208.5)	(340.7)
Net proceeds from (repayment of) borrowings(b)		402.7	666.2	(243.0)	436.2
Dividends paid		(148.2)	(245.1)	(256.2)	(276.5)
Interest and other finance costs paid		(67.3)	(111.4)	(118.3)	(167.5)
Hedging of foreign operations		—	—	3.3	(56.1)
Net cash from (used in) financing activities		209.0	345.8	(799.8)	(390.2)

Net increase (decrease) in cash held		243.5	402.8	(42.3)	54.5
Cash at the beginning of the financial year		94.6	156.6	199.5	120.7
Cash in demerged entities		(111.7)	(184.8)	—	—
Effects of exchange rate changes		(5.1)	(8.5)	(0.6)	24.3
Net cash at the end of the financial year(b)	9	221.3	366.1	156.6	199.5

Reconciliation of net profit attributable to members of CSR Limited to net cash from operating activities
Net profit attributable to members of CSR Limited		1,241.3	2,053.5	552.6	634.1
Depreciation and amortisation	6	285.1	471.6	452.9	415.4
Transfer from provisions		(22.0)	(36.4)	(47.0)	(50.0)
Interest expense		63.5	105.1	131.7	157.3
Other profit from ordinary activities	2	(918.7)	(1,519.7)	(24.2)	(99.2)
Outside equity interests’ share of profit		(14.3)	(23.7)	22.2	35.0
(Increase) decrease in trade receivables and other current assets		(14.3)	(23.7)	18.1	105.2
Decrease (increase) in current inventories		6.2	10.2	29.0	(46.9)
Increase (decrease) in trade payables		33.1	54.8	(53.0)	(88.1)
Net change in tax balances		41.5	68.6	84.9	(59.1)
Other		7.1	11.8	27.6	20.5
Net cash from operating activities		708.5	1,172.1	1,194.8	1,024.2

(a)           The consolidated statement of cashflows is prepared in accordance with Australian GAAP and therefore results in compliance with International Accounting Standard IAS No.7 “Cash Flow Statements.”

(b)           A$255.3 million was borrowed prior to March 31, 2003 to settle amounts owing to Rinker group. The cash was paid to Rinker group on April 2, 2003.

Credit facilities are shown in note 20.

Non-cash financing and investing activities are shown in note 31.

Notes to the consolidated financial statements are annexed.

Consolidated statement of changes in shareholders’ equity

Year ended March 31

CSR Limited and its controlled entities

(million)	2003 US$	2003 A$	2002 A$	2001 A$
Issued and paid-up capital(a)
Balance at the beginning of the financial year	1,293.3	2,139.4	2,322.4	2,647.0
Share buyback	(4.1)	(6.7)	(208.5)	(340.7)
Universal Share/Option Plan	1.3	2.1	4.0	2.7
Executive Share Option Plan (options converted)	23.2	38.3	20.0	12.3
Executive Share/Option Plan (partly to fully paid)	1.4	2.4	1.5	1.1
Return of capital due to demerger of Rinker Group Limited	(759.1)	(1,255.8)	—	—
Balance at the end of the financial year	556.0	919.7	2,139.4	2,322.4

Retained profits
Balance at the beginning of the financial year	968.6	1,602.3	1,273.9	860.8
Aggregate of amounts transferred (to) from reserves	(0.8)	(1.4)	0.8	1.5
Net profit attributable to members of CSR Limited	1,241.3	2,053.5	552.6	634.1
Total available for appropriation	2,209.1	3,654.4	1,827.3	1,496.4
Dividends provided for or paid	(136.0)	(225.0)	(225.0)	(222.5)
Adjustment to retained earnings on adoption of AASB1044 - product liability	(86.9)	(143.7)	—	—
Adjustment to retained earnings on adoption of AASB1044 - dividend	73.6	121.7	—	—
Transferred from reserves on demerger	34.5	57.1	—	—
Demerger distribution	(2,005.2)	(3,317.2)	—	—
Balance at the end of the financial year	89.1	147.3	1,602.3	1,273.9

Capital reserves
Balance at the beginning of the financial year	18.1	30.0	30.8	39.2
Decrement on revaluation of non-current assets	—	—	—	(4.5)
Transfer to retained profits	—	—	(0.8)	(3.9)
Transferred to retained earnings on demerger	(18.1)	(30.0)
Balance at the end of the financial year	—	—	30.0	30.8

Foreign currency translation reserve
Balance at the beginning of the financial year	151.8	251.1	356.0	112.3
Exchange differences relating to overseas net assets
• net (loss) gain on translation	(146.7)	(242.7)	(130.2)	330.2
• net gain (loss) on hedge transactions	18.1	29.9	25.3	(88.9)
Transfer from retained profits	0.8	1.4	—	2.4
Transferred to retained earnings on demerger	(16.4)	(27.1)
Balance at the end of the financial year	7.6	12.6	251.1	356.0
Total shareholders’ equity attributable to members of CSR Limited	652.7	1,079.6	4,022.8	3,983.1

(a)           Refer to note 22 for additional information.

Notes to the consolidated financial statements are annexed.

Significant accounting policies

CSR Limited and its controlled entities

Basis of accounting

This general purpose financial report is prepared in accordance with the Corporations Act 2001, applicable accounting standards and urgent issues group consensus views, and complies with other requirements of the law. In Australia the financial report is based on historical cost, except for certain assets which are at deemed cost. The accounting policies adopted are consistent with those of the previous years, unless otherwise stated. Details of significant accounting policies adopted are given below.

Principles of consolidation

The consolidated financial statements have been prepared by aggregating the financial statements of all the entities that comprise the consolidated entity, being CSR Limited (“CSR”) and its controlled entities (collectively, the “CSR group”). In these consolidated financial statements:

•     results of each controlled entity are included from the date CSR obtains control and until such time as it ceases to control an entity; and

•     all inter-entity balances and transactions are eliminated.

Entities controlled by CSR are under no obligation to accept responsibility for liabilities of other common controlled entities except where such an obligation has been specifically undertaken.

Recoverable amount of non-current assets

Non-current assets are reviewed annually to ensure the carrying values are not in excess of recoverable amounts.  Recoverable amounts are determined as the present value of the net cash inflows from the continued use and subsequent disposal of the non-current asset.

Intangibles

Goodwill arising from the purchase of controlled entities or businesses is amortised over the period over which the benefits are expected to arise to a maximum of twenty years. Patents, trademarks and other intellectual property acquired are valued at the lower of cost and recoverable amount and are amortised over the period in which the benefits are expected to arise varying from five to 40 years.

Statement of cash flows

Net cash is defined as cash at banks and on hand and cash equivalents net of bank overdrafts. Cash equivalents include highly liquid investments which are readily convertible to cash.

Capitalisation of interest

The CSR Group capitalises interest expense during the new construction or upgrade of qualifying assets.  Following commissioning, the total capitalised cost including interest is amortised over the expected useful life of the project. Interest expense capitalised is shown in note 5.

Acquisition of assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.  In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation (including amortisation and depletion)

Depreciable assets other than quarry and other raw material reserves are depreciated at rates based upon their expected economic life, using the straight-line method. Quarry and other raw material reserves are depleted after taking into account the life of the quarry and its estimated residual value. Depletion is determined by production for the year as a proportion of recoverable reserves. The economic lives of property, plant and equipment assets are detailed in note 14.

Inventories

Inventories including work in progress and land held for resale are valued at the lower of cost and net realisable value. Costs included in inventories consist of materials, labour, and manufacturing overheads which are related to the purchase and production of inventories.

The value of inventory is derived by the method most appropriate to each particular class of inventory. The major portion is valued on either a first-in-first-out or average cost basis.

Software and system development

The cost of developing new systems, including purchased software, is deferred and subsequently amortised over a period of five to seven years, being the period over which the benefits are expected to arise. Costs associated with software developed or purchased for internal use are capitalised when both a project stage is completed and management of CSR group has authorised whatever funding is required so that the entire project is probable of completion for the function intended.

Capitalised internal-use software costs include only:

1) External direct costs of materials and services consumed in developing or obtaining the software;

2) Payroll and payroll-related costs for employees who are directly associated with and who devote time to the project; and

3) Interest costs incurred, when material, while developing the software.

Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Restoration and environmental rehabilitation

Provision is made for the restoration of areas from which natural resources are extracted. The restoration cost is provided over the period in which the recoverable mineral reserves are expected to be extracted. Estimates are based on current technology. Changes in estimates are dealt with on a prospective basis.

Provision is also made for the expected cost of environmental rehabilitation of commercial sites which require remediation of existing conditions resulting from present and past operations. The liability is immediately recognised when the environmental exposure is identified and the rehabilitation costs can be reliably estimated.

Contribution to superannuation funds

The CSR Group participates in several superannuation funds which provide benefits upon the disability, retirement or death of employees. Contributions to these funds are expensed as incurred. Additional details on superannuation funds are provided in note 33.

Research and development

All expenditure on research and development is expensed in the year in which it is incurred except where future benefits can be assured beyond reasonable doubt.  Projects are continually under review.

Tax effect accounting

The liability method of tax effect accounting is applied in the calculation of provisions for current and future tax.

Tax expense for the year is based on pre-tax accounting profit adjusted for items which, as a result of treatment under income tax legislation, create permanent differences between pre-tax accounting profit and taxable income.

To arrive at tax payable, adjustments to income tax are made for items which have been included in periods for accounting purposes which differ from those specified by income tax legislation.  The extent to which these timing differences give rise to income tax becoming payable earlier or later than is indicated by accounting treatment, is recorded in the statement of financial position as a deferred income tax asset or a deferred income tax liability.

Deferred income tax assets arising from timing differences are not carried forward as an asset unless realisation is assured beyond reasonable doubt, whereas deferred income tax assets arising from tax losses are not carried forward as an asset unless the losses can be regarded as being virtually certain of realisation.

No provision for withholding tax has been made on undistributed earnings of foreign controlled entities where there is no intention to distribute those earnings.

Capital Gains Tax

No liability has been provided in the financial statements in respect of possible future capital gains tax that may arise on the disposal of assets, as no decision has been made to sell any of these assets. Such liability is provided at the time of disposal of assets. Where assets were revalued, no provision for potential capital gains tax has been made.

Use of estimates

The preparation of the financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Payables

Trade creditors and other accounts payable are recognised when the economic entity becomes obliged to make future payments resulting from the purchase of good and services.

Accounting standards not yet effective

Revised Australian Accounting Standard AASB 1020 “Income Taxes” will be required to be adopted for CSR’s financial year ended March 31, 2006. This standard requires the recognition of a deferred tax liability equivalent to assets previously revalued upwards. When these assets are subsequently depreciated, the additional depreciation will be tax effected. In the case of acquisitions, where the fair value of  assets and liabilities, as recorded by the CSR Group upon acquisition, is greater than their tax bases, a deferred tax liability for this increase will have to be recognised causing goodwill to be increased. It has not yet been determined whether this standard will have a material impact on CSR’s financial statements.

Translation to US dollars

The financial statements are stated in Australian dollars, the currency of the country in which CSR Limited is incorporated and operates. The translations of Australian dollar amounts into US dollar amounts are included solely for the convenience of readers in the United States of America (US) and have been made at the rate of US$0.6045 to A$1, the Federal Reserve Bank of New York noon buying rate at March 31, 2003. Such translations should not be construed as representations that the Australian dollar amounts could be converted into US dollars at the above or any other rate.

Derivative and hedging activities

The CSR group uses derivative financial instruments (“derivatives”) to hedge exposures to interest rate, commodity and foreign exchange risk. In order to be designated as a hedge, at inception and during the term of the hedging instrument, it must be expected that the hedge will be effective in reducing exposure to the risks being hedged. The items hedged include recognised assets and liabilities and anticipated transactions that are probable of occurring.

Interest rate

Interest rate swaps and options are used to vary the consolidated entity’s mix of fixed and variable rate borrowings. These derivatives are accounted for on an accrual basis consistent with the accounting treatment of the underlying borrowings. Both payments and receipts under the swaps are included in interest expense. The related amount payable to, or receivable from counterparties, is included in other receivables or other payables. Option premiums are deferred and amortised over the term of the option.

Foreign exchange and commodities

Forward exchange contracts, cross currency swaps and options are used to hedge foreign currency receivables, payables, borrowings and anticipated transactions. Commodity futures, swaps and options are used to hedge anticipated purchases and sales of commodities. Derivatives hedging recognised assets and liabilities are measured at net fair value and included in other receivables or other payables. Gains or losses are recognised in net profit or loss as they occur and offset translation gains and losses of the underlying hedged item. Gains and losses on derivatives hedging anticipated transactions are deferred and recognised in the measurement of the hedged item when it occurs. If a derivative is terminated, sold, redesignated or is no longer effective and the anticipated transaction is still probable of occurring, gains and losses up to the time of termination, sale, redesignation or loss of effectiveness, continue to be accounted for as stated above. If the anticipated transaction is no longer probable, all deferred gains and losses are recognised immediately in net profit or loss. Derivatives are not entered into for speculative reasons. However, if a derivative ceases to be designated as a hedge, for example, where the designated item is sold, extinguished, terminated or no longer probable of occurring, further gains and losses are recognised in net profit or loss until the derivative matures or is terminated or sold. Option premiums are deferred and amortised over the term of the option.

Net investment in self-sustaining foreign operations

Both derivative and non-derivative financial instruments are used to hedge foreign currency movements on net investments in foreign operations. Derivatives are measured at fair value and included in other receivables or other payables. Gains and losses related to time value are recognised in net profit or loss. The remaining gains and losses (net of tax) are recognised in the foreign currency translation reserve to offset transaction gains or losses.

Interest-bearing liabilities

Bank loans and other loans are recorded at an amount equal to the net proceeds received.  Interest expense is recognised on an accrual basis.

Product liability

Provision is made for the present value, using a risk free discount rate, of the best estimate of the consideration required to settle the present obligation as at the reporting date.

Comparative figures

The CSR Group has adopted Australian Accounting Standards AASB 1018 “Statement of Financial Performance”, AASB 1034 “Financial Report Presentation and Disclosures” and AASB 1040 “Statement of Financial Position” from April 1, 2001. Comparative figures were adjusted to conform with the requirements of these standards. The reclassification of comparative amounts did not result in a change in aggregate amounts of current assets, non-current assets, current liabilities, non-current liabilities or equity or the net profit recorded in the 2001 financial year.

Rounding

Unless otherwise shown in the financial report, amounts have been rounded to the nearest tenth of a million dollars and are shown by A$ million.

CSR Limited is a company of the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 issued July 10, 1998.

Joint venture operations

Interests in joint venture operations are recorded in the financial statements by including the entity’s share of assets employed, the share of liabilities incurred, and the share of any expenses incurred in relation to joint ventures in their respective categories.

Joint venture entities, associates and partnerships

Investments in joint venture entities, associates and partnerships have been accounted for under the equity method in the consolidated financial statements as the CSR group has significant influence over the investees.

Significant items

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the CSR Group, and as such are disclosed separately. They include all items previously classified as abnormal.

Employee entitlements

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and other employee obligations when it is probable that settlement will be required and they are capable of being reliably measured.

Australian Accounting Standard AASB 1044

In the CSR Group’s financial report for the year ended March 31, 2002 directors foreshadowed the potential effect of a new accounting standard, AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” (“AASB 1044”). The directors have now considered the effects of AASB 1044 and have elected, under section 334(5) of the Corporations Act 2001, to apply the new standard for CSR’s financial year commencing April 1, 2002, even though the standard is not required to be adopted until annual reporting periods beginning on or after July 1, 2002. The adoption of AASB 1044 affects the timing of recording CSR’s dividend provision and increases the amount of the product liability provision, as shown in note 21.

Foreign currency

All foreign currency transactions during the year have been brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date. Exchange differences are brought to account in the statement of financial performance in the period in which they arise except if designated as hedges.  Exchange differences net of tax relating to foreign currency monetary items forming part of  the net investment in a self-sustaining foreign operation are taken directly to the foreign currency translation reserve.  Financial statements of self-sustaining foreign controlled entities are translated at reporting date using the current rate method and exchange differences are brought to account by entries made directly to the foreign currency translation reserve.

Deferred Costs

Deferred costs are capitalised to the extent that they provide future economic benefits. They are amortised over the period those benefits are expected to occur and their carrying value is reviewed annually as part of the business recoverable amounts test.

Revenue Recognition

Sales revenue is measured at the fair value of the consideration received, and is recognised when each of the following conditions are met:

(i)        Persuasive evidence of an arrangement exists, which is usually in the form of a contractual arrangement.

(ii)       Control of the product has transferred to the buyer.

(iii)      The seller’s price to the buyer is fixed or determinable.

(iv)      Collectibility is reasonably assured.

Other than raw sugar sales, other products and services are sold on normal trade terms and conditions. In the case of raw sugar sold by the CSR Group, revenue is recognised on a provisional basis at the time of title transfer to the centralised marketing authority, based on prevailing prices, and is subject to final adjustment when the final price is advised by the centralised marketing authority. In the current and prior years this financial adjustment was immaterial.

Notes to the consolidated financial statements

CSR Limited and its controlled entities

(million)	2003 US$	2003 A$	2002 A$	2001 A$
1 Segment information(h)
Business segments
Profit from ordinary activities before income tax
Rinker Materials Corporation(l)
Aggregates	112.1	185.4	175.0	127.5
Cement	92.8	153.5	150.1	129.6
Concrete, concrete block, asphalt	91.5	151.3	123.7	92.7
Concrete pipe and products	65.0	107.6	153.8	124.1
Other	(3.5)	(5.8)	(4.1)	22.6
• Total Rinker Materials Corporation	357.9	592.0	598.5	496.5
• Readymix(l)	72.2	119.5	56.7	5.8
• Building Products	72.4	119.7	108.8	86.5
Sugar - milling	22.4	37.1	44.5	(13.0)
Sugar - other	20.4	33.7	29.3	29.5
• Total Sugar	42.8	70.8	73.8	16.5
• Aluminium(a)	76.3	126.3	110.0	446.9
Segment total	621.6	1,028.3	947.8	1,052.2
• Corporate costs(g)	(19.5)	(32.3)	(34.3)	(32.0)
• Restructure costs, asset sales and other(b)	(13.4)	(22.2)	12.3	(40.3)
	588.7	973.8	925.8	979.9
Finance(c)	(63.7)	(105.3)	(107.3)	(131.7)
Profit from ordinary activities before demerger related items and income tax	525.0	868.5	818.5	848.2
Demerger related items	891.6	1,475.0	—	—
Profit from ordinary activities before income tax	1,416.6	2,343.5	818.5	848.2

Income tax
Rinker Materials Corporation(l)
Aggregates	40.7	67.4	63.5	45.2
Cement	39.2	64.8	63.2	53.2
Concrete, concrete block, asphalt	36.1	59.7	47.4	36.4
Concrete pipe and products	25.6	42.3	59.3	48.8
Other	(0.6)	(1.0)	(0.6)	11.4
• Total Rinker Materials Corporation	141.0	233.2	232.8	195.0
• Readymix(l)	15.4	25.5	8.9	10.6
• Building Products	21.2	35.1	32.8	37.4
Sugar- milling	6.8	11.3	13.7	(3.7)
Sugar- other	3.9	6.4	2.8	7.7
• Total Sugar	10.7	17.7	16.5	4.0
• Aluminium(a)	23.4	38.7	31.4	39.9
Segment total	211.7	350.2	322.4	286.9
• Corporate costs(g)	(6.1)	(10.1)	(9.9)	(13.3)
• Restructure costs, asset sales and other(b)	(9.7)	(16.1)	(27.7)	(37.9)
	195.9	324.0	284.8	235.7
Finance(c)	(24.2)	(40.0)	(41.1)	(56.6)
Income tax before demerger related items	171.7	284.0	243.7	179.1
Demerger related items	(10.7)	(17.7)	—	—
Income tax after demerger related items	161.0	266.3	243.7	179.1

(million)	2003 US$	2003 A$	2002 A$	2001 A$
Business segments
Outside equity interest
Rinker Materials Corporation(l)
Aggregates	—	—	—	—
Cement	—	—	—	—
Concrete, concrete block, asphalt	0.2	0.3	—	—
Concrete pipe and products	—	—	—	—
Other	1.2	2.0	0.7	(0.1)
• Total Rinker Materials Corporation	1.4	2.3	0.7	(0.1)
• Readymix(l)	1.3	2.1	1.1	(3.7)
• Building Products	(1.6)	(2.6)	1.1	(2.8)
Sugar - milling	—	—	—	—
Sugar - other	—	—	—	—
• Total Sugar	—	—	—	—
• Aluminium(a)	14.4	23.9	20.4	40.5
Segment total	15.5	25.7	23.3	33.9
Finance(c)	(1.2)	(2.0)	(1.1)	1.1
Outside equity interest before demerger related items	14.3	23.7	22.2	35.0
Demerger related items	—	—	—	—
Outside equity interest after demerger related items	14.3	23.7	22.2	35.0

Net profit
Rinker Materials Corporation(l)
Aggregates	71.4	118.0	111.5	82.3
Cement	53.6	88.7	86.9	76.4
Concrete, concrete block, asphalt	55.2	91.3	76.3	56.3
Concrete pipe and products	39.4	65.3	94.5	75.3
Other	(4.1)	(6.8)	(4.2)	11.3
• Total Rinker Materials Corporation	215.5	356.5	365.0	301.6
• Readymix(l)	55.5	91.9	46.7	(1.1)
• Building Products	52.8	87.2	74.9	51.9
Sugar - milling	15.6	25.8	30.8	(9.3)
Sugar - other	16.5	27.3	26.5	21.8
• Total Sugar	32.1	53.1	57.3	12.5
• Aluminium(a)	38.5	63.7	58.2	366.5
Segment total	394.4	652.4	602.1	731.4
• Corporate costs(g)	(13.4)	(22.2)	(24.4)	(18.7)
• Restructure costs, asset sales and other(b)	(3.7)	(6.1)	40.0	(2.4)
	377.3	624.1	617.7	710.3
Finance(c)	(38.3)	(63.3)	(65.1)	(76.2)
Net profit before demerger related items	339.0	560.8	552.6	634.1
Demerger related items	902.3	1,492.7	—	—
Net profit after demerger related items	1,241.3	2,053.5	552.6	634.1

Significant items before income tax (refer note 3 for detail)
Rinker Materials Corporation(l)
Aggregates	—	—	—	—
Cement	—	—	—	—
Concrete, concrete block, asphalt	—	—	—	—
Concrete pipe and products	—	—	—	—
Other	—	—	—	(19.1)
• Total Rinker Materials Corporation	—	—	—	(19.1)
• Readymix(l)	—	—	—	(45.4)
• Building Products	—	—	—	(48.6)
• Aluminium(a)	—	—	—	235.4
• Sugar	—	—	—	—
• Corporate costs(g)	—	—	—	—
• Restructure costs, asset sales and other(b)	891.6	1,475.0	—	(65.0)
Segment totals	891.6	1,475.0	—	57.3
Finance(c)	—	—	—	—
Total Significant items before income tax	891.6	1,475.0	—	57.3

(million)	2003 US$	2003 A$	2002 A$	2001 A$
Business segments
Total trading revenue
Rinker Materials Corporation(l)
Aggregates	670.1	1,108.6	957.0	737.4
Cement	350.1	579.2	610.4	523.6
Concrete, concrete block, asphalt	1,077.7	1,782.8	1,506.7	1,280.4
Concrete pipe and products	469.8	777.2	947.4	747.7
Other	425.3	703.5	786.5	858.5
Eliminations and unallocated	(443.5)	(733.7)	(692.5)	(558.1)
• Total Rinker Materials Corporation	2,549.5	4,217.6	4,115.5	3,589.5
• Readymix(l)	613.0	1,014.1	925.5	922.5
• Building Products	541.8	896.2	806.3	859.6
Sugar - milling	383.7	634.8	614.0	459.5
Sugar -other	44.4	73.4	79.7	69.8
• Total Sugar	428.1	708.2	693.7	529.3
• Aluminium(a)	269.9	446.5	443.2	520.4
Segment totals	4,402.3	7,282.6	6,984.2	6,421.3
• Corporate	0.2	0.3	0.5	2.7
Total trading revenue	4,402.5	7,282.9	6,984.7	6,424.0

Total external revenue(k)
Rinker Materials Corporation(l)
Aggregates	418.6	692.5	614.1	452.9
Cement	162.6	269.0	300.9	260.5
Concrete, concrete block, asphalt	1,083.6	1,792.6	1,519.0	1,297.2
Concrete pipe and products	490.1	810.8	953.1	781.4
Other	451.1	746.2	794.6	876.2
Eliminations	—	—	—	—
• Total Rinker Materials Corporation	2,606.1	4,311.1	4,181.7	3,668.2
• Readymix(l)	633.6	1,048.1	940.8	927.5
• Building Products	549.7	909.4	813.0	874.4
Sugar - milling	388.9	643.4	616.4
Sugar - other	45.8	75.8	82.4	534.0
• Total Sugar	434.7	719.2	698.8	534.0
• Aluminium(a)	272.1	450.2	445.7	934.4
Segment totals	4,496.2	7,438.0	7,080.0	6,938.5
• Restructure, asset sales and other(b)	29.0	48.0	90.0	75.8
• Interest revenue	5.4	8.9	24.8	23.7
External revenue before demerger related items	4,530.6	7,494.9	7,194.8	7,038.0
Demerger related items	2,764.4	4,573.0	—	—
Total external revenue after demerger related items	7,295.0	12,067.9	7,194.8	7,038.0

Total internal revenue(m)
Rinker Materials Corporation(l)
Aggregates(m)	258.7	428.0	388.1	303.8
Cement(m)	188.8	312.4	316.8	266.9
Concrete, concrete block, asphalt	—	—	—	—
Concrete pipe and products	—	—	—	—
Other	—	—	—	—
Eliminations	(447.6)	(740.4)	(704.9)	(570.7)
• Total Rinker Materials Corporation	—	—	—	—
• Readymix(l)	—	—	—	—
• Building Products	—	—	—	—
Sugar - milling	—	—	—	—
Sugar - other	—	—	—	—
• Total Sugar	—	—	—	—
• Aluminium(a)	—	—	—	—
Segment totals	—	—	—	—
• Restructure, asset sales and other(b)	—	—	—	—
• Interest revenue	—	—	—	—
Total internal revenue	—	—	—	—

(million)	2003 US$	2003 A$	2002 A$	2001 A$
Business segments
Total Revenue(1)
Rinker Materials Corporation(1)
Aggregates	677.3	1,120.5	1,002.2	756.7
Cement	351.5	581.4	617.7	527.4
Concrete, concrete block, asphalt	1,083.6	1,792.6	1,519.0	1,297.2
Concrete pipe and products	490.1	810.8	953.1	781.4
Other	451.1	746.2	794.6	876.2
Eliminations	(447.6)	(740.4)	(704.9)	(570.7)
• Total Rinker Materials Corporation	2,606.1	4,311.1	4,181.7	3,668.2
• Readymix(1)	633.6	1,048.1	940.8	927.5
• Building Products	549.7	909.4	813.0	874.4
Sugar - milling	388.9	643.4	616.4	0.0
Sugar - other	45.8	75.8	82.4	534.0
• Total Sugar	434.7	719.2	698.8	534.0
• Aluminium(a)	272.1	450.2	445.7	934.4
Segment total	4,496.2	7,438.0	7,080.0	6,938.5
• Restructure, asset sales and other(b)	29.0	48.0	90.0	75.8
• Interest revenue	5.4	8.9	24.8	23.7
Total revenue before demerger related items	4,530.6	7,494.9	7,194.8	7,038.0
• Demerger related items	2,764.4	4,573.0	—	—
Total revenue	7,295.0	12,067.9	7,194.8	7,038.0

Total assets
Rinker Materials Corporation(1)
Aggregates	—	—	1,321.5	1,394.6
Cement	—	—	792.5	871.8
Concrete, concrete block, asphalt	—	—	787.7	783.1
Concrete pipe and products	—	—	914.3	939.6
Other	—	—	572.8	685.1
Eliminations	—	—	(37.8)	(40.7)
• Total Rinker Materials Corporation	—	—	4,351.0	4,633.5
• Readymix(1)	—	—	953.0	986.8
• Building Products	454.1	751.3	761.6	742.4
Sugar - milling	432.2	714.9	720.2	755.9
Sugar - other	100.8	166.8	176.2	179.7
• Total Sugar	533.0	881.7	896.4	935.6
• Aluminium(a)	224.8	371.9	398.6	435.4
Segment totals(j)	1,211.9	2,004.9	7,360.6	7,733.7
• Corporate	93.9	155.4	150.5	157.6
	1,305.8	2,160.3	7,511.1	7,891.3
Finance(e)	225.1	372.4	156.6	200.2
Tax assets(n)	122.6	202.8	283.0	370.1
Total assets	1,653.5	2,735.5	7,950.7	8,461.6

(million)	2003 US$	2003 A$	2002 A$	2001 A$
Business segments
Total liabilites
Rinker Materials Corporation(1)
Aggregates	—	—	85.7	115.4
Cement	—	—	37.1	29.9
Concrete, concrete block, asphalt	—	—	137.3	174.1
Concrete pipe and products	—	—	78.5	119.0
Other	—	—	295.9	217.7
Eliminations	—	—	(37.8)	(40.8)
• Total Rinker Materials Corporation	—	—	596.7	615.3
• Readymix(1)	—	—	186.1	192.2
• Building Products	77.8	128.7	133.2	120.0
Sugar - milling	60.1	99.5	76.3	87.6
Sugar - other	7.4	12.2	7.6	8.7
• Total Sugar	67.5	111.7	83.9	96.3
• Aluminium(a)	33.9	56.1	46.0	62.7
Segment total	179.2	296.5	1,045.9	1,086.5
• Corporate	281.1	465.1	368.8	425.2
	460.3	761.6	1,414.7	1,511.7
Interest bearing liabilities	361.6	598.3	1,894.7	2,300.1
Tax liabilities(n)	137.1	226.8	536.9	568.8
Total liabilities	959.0	1,586.7	3,846.3	4,380.6

Depreciation
Rinker Materials Corporation(1)
Aggregates	63.2	104.6	95.2	75.9
Cement	22.1	36.6	39.2	30.9
Concrete, concrete block, asphalt	45.2	74.7	55.2	46.8
Concrete pipe and products	34.6	57.3	58.6	45.4
Other	27.3	45.1	51.4	47.6
• Total Rinker Materials Corporation	192.4	318.3	299.6	246.6
• Readymix(l)	28.2	46.7	47.2	50.3
• Building Products	21.1	34.9	33.8	38.4
Sugar - milling	20.8	34.4	34.7	35.2
Sugar - other	1.0	1.7	1.7	1.8
• Total Sugar	21.8	36.1	36.4	37.0
• Aluminium(a)	13.6	22.4	21.7	29.8
Segment total	277.1	458.4	438.7	402.1
• Corporate	8.0	13.2	14.2	13.3
Total depreciation	285.1	471.6	452.9	415.4

Capital expenditure (accrued basis)
Rinker Materials Corporation(l)
Aggregates	272.9	451.4	187.0	673.7
Cement	7.0	11.5	9.6	397.9
Concrete, concrete block, asphalt	409.0	676.6	95.7	95.7
Concrete pipe and products	21.0	34.7	125.6	357.6
Other	7.7	12.8	15.3	12.4
• Total Rinker Materials Corporation	717.5	1,187.0	433.2	1,537.3
• Readymix(1)	40.1	66.3	43.1	44.9
• Building Products	25.3	41.8	52.3	27.5
Sugar - milling	11.9	19.7	21.6	19.9
Sugar - other	0.8	1.4	1.4	1.8
•Total Sugar	12.7	21.1	23.0	21.7
• Aluminium(a)	5.4	8.9	9.5	13.1
Segment total	801.0	1,325.1	561.1	1,644.5
• Corporate	12.3	20.3	22.8	15.2
Total capital expenditure	813.3	1,345.4	583.9	1,659.7

(million)	2003 US$	2003 A$	2002 A$	2001 A$
Business segments
Associate entities’ and partnership income
Rinker Materials Corporation(1)
Aggregates	(0.2)	(0.4)	—	—
Cement	—	—	—	—
Concrete, concrete block, asphalt	—	—	—	—
Concrete pipe and products	—	—	—	0.9
Other	—	—	—	—
• Total Rinker Materials Corporation	(0.2)	(0.4)	—	0.9
• Readymix(1)	14.9	24.7	23.1	25.3
• Building Products	2.2	3.6	4.5	4.7
Sugar - milling	—	—	—	—
Sugar - other	15.3	25.4	17.8	18.5
• Total Sugar	15.3	25.4	17.8	18.5
• Aluminium(a)	—	—	—	—
Segment total	32.2	53.3	45.4	49.4
• Corporate	—	—	—	—
Total associate entities’ and partnership income	32.2	53.3	45.4	49.4

Investments in associate entities and partnerships
Rinker Materials Corporation(1)
Aggregates	—	—	—	—
Cement	—	—	—	—
Concrete, concrete block, asphalt	—	—	—	—
Concrete pipe and products	—	—	—	11.8
Other	—	—	—	—
• Total Rinker Materials Corporation	—	—	—	11.8
• Readymix(1)	—	—	178.5	180.0
• Building Products	5.8	9.6	5.1	4.9
Sugar - milling	—	—	—	—
Sugar - other	77.9	128.8	133.0	138.1
• Total Sugar	77.9	128.8	133.0	138.1
• Aluminium(a)	—	—	—	—
Segment total	83.7	138.4	316.6	334.8
• Corporate	—	—	—	—
Total investments in associate entities and partnerships	83.7	138.4	316.6	334.8

(million)	US$	A$	A$	A$
Geographical segments

Total revenue before demerger related items and interest income(d)
• Australia domestic	1,240.0	2,051.2	1,875.1	2,276.1
• Australia export(f)	576.9	954.3	956.6	922.4
• North America	2,606.1	4,311.1	4,181.7	3,668.2
• New Zealand	25.3	41.8	31.7	30.7
• Asia	77.1	127.6	124.9	116.9
Total revenue	4,525.4	7,486.0	7,170.0	7,014.3

Profit from ordinary activities before demerger related items, finance and income tax
• Australia	217.8	360.3	308.9	401.6
• North America	357.9	592.0	598.5	515.5
• New Zealand	7.9	13.0	9.8	8.6
• Asia	5.1	8.5	8.6	(3.1)
Total profit before demerger related items, finance and income tax	588.7	973.8	925.8	922.6

(million)	2003 US$	2003 A$	2002 A$	2001 A$
Geographical segments

Significant items before tax
• Australia	891.6	1,475.0	—	154.1
• North America	—	—	—	(19.1)
• New Zealand	—	—	—	—
• Asia	—	—	—	(77.7)
Total significant items before tax	891.6	1,475.0	—	57.3

Capital expenditure
• Australia	91.9	151.9	148.4	117.2
• North America	717.5	1,187.0	433.2	1,537.3
• New Zealand	0.4	0.7	0.9	0.4
• Asia	3.5	5.8	1.4	4.8
Total capital expenditure	813.3	1,345.4	583.9	1,659.7

Segment Assets
• Australia	1,232.4	2,038.8	2,983.1	3,061.1
• North America	—	—	4,351.0	4,633.5
• New Zealand	28.0	46.3	45.5	45.4
• Asia	45.5	75.2	131.5	151.3
Segment assets	1,305.9	2,160.3	7,511.1	7,891.3

Long-lived assets (property, plant and equipment)
• Australia	775.6	1,283.1	1,814.7	1,843.6
• North America	0.0	0.0	2,217.3	2,307.6
• New Zealand	8.5	14.1	13.4	13.7
• Asia	36.4	60.2	92.5	108.5
Long-lived assets (property, plant and equipment)	820.5	1,357.4	4,137.9	4,273.4

Products and services of industry segments

Business segments are based along product and major geographical lines and are the same as those used for internal management reporting. these segments has a dedicated management team and is managed separately, primarily because of differences in products.

Rinker Materials Corporation	Building Products

pre-mixed concrete, asphalt and other quarry products; cement; concrete pipes and other reinforced concrete products; underground pipeline rehabilitation: polyethylene pipes; building materials distribution.

plasterboard; fibre cement; glasswool and rockwool insulation; clay bricks and pavers; roof tiles; lightweight concrete products
Aluminium
aluminium; bauxite; alumina
Readymix	Sugar Milling	Sugar Other
pre-mixed concrete, asphalt and other quarry products; cement; concrete pipe and other reinforced concrete products	raw sugar	refined sugar; ethanol

Notes

(a)	In January 2001 CSR sold its interest in the Gove Alumina refinery and bauxite mine to Alcan. Details of the CSR group’s interests in joint venture operations are shown in note 25.

(b)	Includes profit (loss) on major asset sales, product liability charges and certain rationalisation costs.

(c)	Refer to note 5 for details of finance expense.

(d)	Geographic revenue is based on location of non-current assets, except for Australian exports which are based on location of end customer.

(e)	Refer to note 9 for details of finance assets.

(f)	Includes CSR’s share of exports made by the Queensland government on behalf of the sugar industry.

(g)	Represents unallocated overhead costs.

(h)

Revised AASB 1005 “Segment Reporting” has been applied for the first time in this financial report, accordingly, comparative information has been restated in accordance with the requirements of the revised standard.

(i)	Total revenue includes trading and other revenue from ordinary activities as well as interest and dividend income.

(j)	Segment assets represent those assets that are employed by the segment in its operating activities, excluding finance and tax assets.

(k)

Total external revenue means revenue recognised in segment profit from ordinary activities before income tax resulting from the activities of the segment, excluding revenue generated from sales to other segments within the group.

(l)

Rinker Materials Corporation and Readymix demerged from the CSR group to form the Rinker group. As such, Rinker Materials Corporation and Readymix are reflected as discontinued operations in these consolidated financial statements. See note 37.

(m)	Internal revenue means revenue generated from sales between segments, with prices based upon the actual prices charged to the segment’s largest external customers in each market.

(million)	Note	2003 US$	2003 A$	2002 A$	2001 A$
2 Other revenue and expenses from ordinary activities
Revenue
Significant items	3	2,764.4	4,573.0	—	412.4
Disposal of property, plant and equipment and other assets		105.1	174.0	99.1	140.8
Disposal of investments		—	—	59.8	—
Gift of shares in Sugar Terminals Limited		—	—	—	27.5
Other		16.2	26.8	24.1	8.2
Total other revenue from ordinary activities		2,885.7	4,773.8	183.0	588.9
Expenses
Significant items		(1,872.7)	(3,098.0)	—	(355.1)
Disposal of property, plant and equipment and other assets		(69.8)	(115.4)	(82.2)	(121.9)
Disposal of investments		—	—	(53.9)	—
Increase in product liability provision		(11.5)	(19.1)	(30.0)	—
Other restructure and rationalisation costs		(7.8)	(12.9)	9.9	—
Other		(5.3)	(8.7)	(2.6)	(12.7)
Total other expenses from ordinary activities		(1,967.1)	(3,254.1)	(158.8)	(489.7)

3 Significant items
Sale of Gove Aluminium Ltd
Net proceeds on sale		—	—	—	412.4
Book value of assets sold and selling costs		—	—	—	(177.0)
Income tax benefit		—	—	—	33.2
		—	—	—	268.6
Asset writedowns and rationalisation costs
Writedown of property, plant and equipment		—	—	—	(74.8)
Writedown of other assets		—	—	—	(17.9)
Rationalisation costs		—	—	—	(20.4)
		—	—	—	(113.1)
Income tax benefit		—	—	—	13.6
Outside equity interest		—	—	—	5.6
		—	—	—	(93.9)
Demerger(a)
Fair value adjustment of Rinker Group Limited		2,764.4	4,573.0	—	—
Book value of demerged assets		(1,827.9)	(3,023.8)	—	—
Demerger transaction costs		(44.9)	(74.2)	—	—
Income tax benefit		10.7	17.7	—	—
		902.3	1,492.7	—	—

Product liability
Increase in provision		—	—	—	(65.0)
Income tax benefit		—	—	—	19.5
		—	—	—	(45.5)
Analysis of significant items
Revenue		2,764.4	4,573.0	—	412.4
Expenses		(1,872.7)	(3,098.0)	—	(355.1)
Net profit before income tax		891.6	1,475.0	—	57.3
Income tax benefit		10.7	17.7	—	66.3
Outside equity interests		—	—	—	5.6
Total significant items		902.3	1,492.7	—	129.2

(a)     The demerger of Rinker Group Limited was effective from March 28, 2003. Refer to note 37 for details of the discontinued operations.  The fair value of Rinker Group Limited was determined using the average Rinker Group Limited share price for the first ten days trading. Book value of the demerged net assets was A$3,040.7 million as disclosed in note 37 less A$16.9 million attributable to outside equity interests.

4 Interest income

Short-term interest income	4.3	7.1	8.9	20.2
Long-term interest income from
• Australian Taxation Office(a)	—	—	11.4	—
• others	1.1	1.8	4.5	3.5
Total interest income	5.4	8.9	24.8	23.7

(a)     refer to note 8 for details

(million)	Note	2003 US$	2003 A$	2002 A$	2001 A$
5 Net finance expense
Interest paid or payable on
• short-term debt		2.1	3.4	7.8	7.8
• long-term debt		61.3	101.3	125.1	150.3
Finance leases		0.2	0.4	0.6	0.7
Total interest expense		63.6	105.1	133.5	158.8
Less amount capitalised		—	—	1.8	1.5
Add
• funding costs		2.3	3.8	3.2	0.8
• foreign exchange loss (gain)		3.2	5.3	(2.8)	(2.7)
Borrowing costs		69.0	114.2	132.1	155.4
less interest income	4	5.4	8.9	24.8	23.7
Net finance expense		63.6	105.3	107.3	131.7

6              Depreciation and amortisation

Amounts incurred for depreciation, amortisation and depletion of
• deferred costs(a)	14.3	23.7	23.4	22.5
• goodwill	51.1	84.6	72.0	57.7
• property, plant and equipment	213.5	353.2	346.2	326.3
• other intangibles	6.2	10.1	11.3	8.9
Total depreciation and amortisation	285.1	471.6	452.9	415.4

(a)     amortisation of deferred software and systems development costs and quarry development costs.

(A$ million)	2003		2002		2001
	Per Share	Total	Cents Per Share	Total	Cents Per Share	Total
7 Dividends and franking credits
Dividends
Recognised Amounts
Fully Paid Ordinary Shares
Interim dividend:
• Franked to 70% (2002: 40%, 2001: 33%)	11.0	103.3	11.0	103.0	11.0	108.1
Final Dividend:
• Franked to 70% (2002: 70%, 2001: 40%)(a)	—	—	13.0	122.0	12.0	114.4
		103.3		225.0		222.5

Unrecognised Amounts
Fully Paid Ordinary Shares
Final dividend
• Franked to 30%	6.0	56.7	—	—	—	—
		56.7		—		—

(a)     Includes A$0.3 million under accrual of final dividend for year ended March 31, 2001.

The final dividend in respect of ordinary shares for the year ended March 31, 2003 has not been recognised in this financial report because the final dividend was declared after March 31, 2003. On the basis that directors will continue to publicly recommend dividends in respect of ordinary shares subsequent to reporting date, in future financial reports the amount disclosed as “recognised” will be the final dividend in respect of the prior financial year, and the interim dividend in respect of the current financial year.

	2003	2002(b)	2001(b)

Adjusted franking account balance (tax paid basis)	0.6	5.8	11.9

(b)     Due to the changes in Australian income tax legislation, from July 1, 2002 franking accounts are maintained on a “tax paid” rather than an “after tax distributable profits” basis. The comparative franking account balances have been restated on the “tax paid basis” so as to be comparable with the disclosure as at March 31, 2003.

(million)	Note	2003 US$	2003 A$	2002 A$	2001 A$

8 Income tax
The components of income tax expense consist of the following
Current
• Australian		49.7	82.2	(6.0)	71.3
• US		93.6	154.8	134.5	118.1
• other foreign		1.0	1.7	2.5	1.2
		144.3	238.7	131.0	190.6
Deferred
• Australian		(4.3)	(7.1)	60.8	(31.0)
• US		21.1	34.8	52.1	20.1
• other foreign		(0.1)	(0.1)	(0.2)	(0.6)
		16.7	27.6	112.7	(11.5)
		161.0	266.3	243.7	179.1

The significant temporary differences are as follows
Future income tax benefit arising from
• provisions(a)		85.7	141.8	162.5	173.4
• tax losses(b) (including the valuation allowance shown below)		119.8	198.2	240.9	227.8
• other(c)		1.1	1.9	14.0	53.5
Total deferred income tax assets		206.6	341.9	417.4	454.7
Valuation allowance not brought to account		(84.1)	(139.1)	(134.4)	(84.6)
Net deferred income tax assets		122.5	202.8	283.0	370.1

Deferred income tax liabilities
• fixed asset depreciation(d)		(107.2)	(177.3)	(443.6)	(458.2)
• spares and stores(e)		(7.0)	(11.6)	(25.8)	(24.3)
• inventory and deferred stripping		—	—	(2.2)	(2.3)
• prepayments		(1.9)	(3.2)	(7.4)	(11.4)
• other(c)		(13.0)	(21.4)	(40.6)	(22.7)
Total deferred income tax liabilities		(129.1)	(213.5)	(519.6)	(518.9)

Income tax expense
Reconciliation of income tax expense charged to the statement of financial performance with income tax calculated on profit from ordinary activities before income tax
Profit from ordinary activities before income tax		1,416.6	2,343.5	818.5	848.2

Income tax expense calculated at 30%		425.0	703.1	245.6	288.4
Increase (decrease) in income tax expense due to
Non-tax deductible depreciation and amortisation		10.5	17.4	18.5	19.8
Non-tax deductible other expenditure		1.9	3.2	1.4	4.3
Asset disposals		(7.9)	(13.1)	(6.9)	(117.4)
Asset writedowns		—	—	—	23.7
Asian trading (profits) losses not recognised		(0.3)	(0.5)	(1.3)	4.2
Equity accounted associates’ profit/rebates on dividends received		(6.3)	(10.4)	(11.4)	(13.5)
Research and development concessions		(0.3)	(0.5)	(0.4)	(0.5)
Tax refund on settlement with insurer in prior years(f)		—	—	(33.0)	—
Income tax over provided in previous years		(1.3)	(2.2)	(1.4)	(16.8)
Overseas tax rate differential		25.0	41.3	35.3	3.5
Gift of shares in Sugar Terminals Limited		—	—	—	(9.4)
Significant items		(278.2)	(460.2)	—	—
Other items		(7.1)	(11.8)	(2.7)	(7.2)
Total income tax expense on profit from ordinary activities		161.0	266.3	243.7	179.1

(million)		2003 US$	2003 A$	2002 A$	2001 A$

Total income tax expense comprises
• additions to provision for current income tax liability		144.3	238.7	131.0	190.6
• additions to (deductions from) provision for deferred income tax liability		13.8	22.8	17.8	(1.8)
• deductions from (additions to) deferred income tax assets		2.9	4.8	94.9	(9.7)
		161.0	266.3	243.7	179.1

Analysis of total income tax expense
Income tax expense on operating profit		171.7	284.0	243.7	245.4
Income tax benefit on significant items		(10.7)	(17.7)	—	(66.3)
		161.0	266.3	243.7	179.1
Deferred income tax assets attributable to tax losses carried forward as an asset(g)		35.7	59.1	106.5	143.2

Deferred income tax assets not taken to account(h)
Balance at the beginning of the financial year		81.2	134.4	84.6	97.6
Assets now taken to account		(4.7)	(7.7)	(40.4)	(45.3)
Assets not recognised		8.9	14.7	90.2	32.7
Assets sold / demerged		(1.4)	(2.3)	—	—
Restatement from change in income tax rates		—	—	—	(0.4)
Balance at the end of the financial year(i)		84.0	139.1	134.4	84.6
Tax losses(j)
The tax losses carried forward expire as summarised below(k)
• US	expiration 2012 - 2015	—	—	26.6	33.7
• US	unlimited expiration	—	—	13.7	16.7
• Australia	unlimited expiration	112.2	185.6	178.2	155.3
• Other	unlimited expiration	7.6	12.6	22.4	22.1
		119.8	198.2	240.9	227.8

Undistributed earnings

No provision for withholding tax has been made on undistributed earnings of overseas controlled entities where there is no intention to distribute those earnings. The aggregate amount of such undistributed earnings for which Australian income taxes have not been provided was A$45.6 million as of March 31, 2003. If taxes were to be provided on these earnings, the estimated total of such taxes at 15% (being the average dividend withholding tax rate) would be A$6.8 million.

Valuation allowance

The net change in the valuation allowance for deferred income tax assets was an increase of A$4.7 million in 2003, an increase of A$49.8 million in 2002 and a decrease of A$13.0 million in 2001. The current year increase was due to capital losses recorded in relation to debts written off due to the closure of certain group operations. The valuation allowance relates primarily to capital gains tax losses, with the allowance recorded due to the uncertainty of whether these losses may ultimately be realised.

Tax Consolidation

Australian legislation to allow groups, comprising a parent entity and its Australian wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on October 21, 2002.  As at the date of this report the directors have not completed an assessment of the financial effect, if any, the legislation may have on the company, and, accordingly, the directors have not made a decision to elect to be taxed as a single entity.

(a)	Provision for tax deduction arising after expense is reported for accounting purposes.
(b)	Tax losses to be offset against future taxable income.
(c)	Other taxable and deductible temporary differences.
(d)	Tax depreciation in excess of accounting depreciation.
(e)	Spares and stores held in inventory, deductible for tax on purchase; expensed for accounting purposes on issue.
(f)

CSR was in dispute with the Australian Taxation Office (ATO) in relation to the treatment of a lump sum settlement with its insurers. In November 2001 the High Court of Australia rejected the ATO’s special leave application, thereby confirming the full Federal Court decision in favour of CSR. In January 2002 CSR received a tax refund of A$33.0 million plus interest of A$11.4 million.

(g)	Net of the valuation allowance A$139.1 million (2002 A$134.4 million, 2001 A$84.6 million).
(h)	Includes capital gains tax losses A$126.5 million (2002 A$112.0 million, 2001 A$62.5 million).
(i)	These benefits will only be obtained if the CSR Group derives the necessary future assessable income and capital gains, and there are no adverse changes in tax legislation.
(j)	On demerger of the Rinker group from CSR on March 28, 2003, A$18.9 million of tax losses were transferred to the Rinker group.
(k)	These balances are not net of the valuation allowance.

(million)	Note	2003 US$	2003 A$	2002 A$
9 Net cash
Cash at banks and on hand		22.9	37.9	68.2
Cash held to settle debt to Rinker group(a)		190.7	315.5
Short-term loans and deposits		11.5	19.0	88.4
Total cash		225.1	372.4	156.6
Bank overdraft	19	(3.8)	(6.3)	—
Net cash		221.3	366.1	156.6

(a)

As part of the demerger, A$60.2 million of the CSR group’s cash balances were allocated to the Rinker group. In addition A$255.3 million was payable to Rinker Materials Corporation to extinguish debt. These payments were not made until after the year ended March 31, 2003, and are recorded as liabilities (refer note 19). The payments were made in April and May 2003.

10           Receivables

Current
Trade receivables	156.1	258.3	890.5
Provision for doubtful debts(a)	(4.1)	(6.8)	(32.6)
	152.0	251.5	857.9
Loans to and receivables from associate entities	11.8	19.5	46.1
Divestment debtors	22.8	37.7	35.8
Other loans and receivables(b)	10.7	17.7	48.6
Provision for doubtful debts	(0.1)	(0.2)	(0.4)
	45.2	74.7	130.1
Total current receivables	197.2	326.2	988.0
Bad debts written off
• Trade receivables	11.7	19.4	12.2

Non-current
Loans to employees
• directors of controlled entities(c)(d)	0.1	0.1	0.3
• other staff	6.6	11.0	19.6
	6.7	11.1	19.9
Loans to associate entities	4.5	7.4	16.1
Other loans(e)	16.8	27.8	4.9
Term receivables	—	—	10.0
Total non-current receivables	28.0	46.3	50.9

(a)	Provision for doubtful debts as detailed below.

(A$ million) Year ending March 31	Opening balance	(Provided) reversed	Net charged	Foreign exchange	(Acquisitions)/ disposals	Closing balance
2001	(30.8)	(26.2)	17.4	(5.2)	(2.3)	(47.1)
2002	(47.1)	0.8	12.2	1.5	—	(32.6)
2003	(32.6)	(15.6)	19.4	3.3	18.7	(6.8)

In 2001, the A$26.2 million provided was made up of A$13.3 million operating, A$6.5 million non-operating and A$6.4 million included in significant items.

In 2002, the A$0.8 million written back was made up of A$7.7 million provided as operating expense offset by A$(8.5) million written back as non-operating items.

In 2003, the A$15.6 million provided was made up of A$18.6 million provided as operating expense offset by A$(3.0) million written back as non-operating items.

The A$18.7 million disposals is mainly as a result of the demerger of Rinker Group Limited.

(b)	Includes net hedging gains $nil million deferred (2002: A$5.5 million).
(c)	Amounts before rounding - Consolidated A$0.115 million (2002: A$0.315 million).
(d)	Includes loans to executive directors of CSR Limited. Amount before rounding A$nil million (2002 A$0.007 million).
There are no outstanding loans to non-executive directors of CSR Limited.
(e)	Includes receivable from Rinker group of A$22.5 million (2002: nil)

11           Inventories(b)

Current(a)
Raw and process materials and stores	40.7	67.4	176.4
Work in progress	4.9	8.0	40.3
Finished goods	48.9	80.9	355.8
Total current inventories	94.5	156.3	572.5

Non-current
Raw and process materials and stores(a)	2.8	4.6	29.4
Land held for sale
• at cost	1.4	2.4	21.3
• at net realisable value	7.5	12.4	78.5
Total non-current inventories	11.7	19.4	129.2

(a)	Valued at the lower of cost and net realisable value.
(b)	Inventory valuation allowances are immaterial.

12           Investments accounted for using the equity method

(million)	2003 US$	2003 A$	2002 A$

Shares in associate companies(a)(b)	25.0	41.4	191.1
Interests in partnerships(b)	—	—	23.0
Interest in other associate entity(b)	58.7	97.0	102.5
Total investment accounted for using the equity method	83.7	138.4	316.6

(a)	Not quoted on stock exchanges.
(b)	Details of investments in associate entities are shown in note 34.

13           Other financial assets

Other financial assets at cost(a)	13.5	22.4	40.2
Total other financial assets	13.5	22.4	40.2

(a)

Not quoted on stock exchanges. Mainly consists of investment in Sugar Terminals Limited (A$22.1 million, 2002:A$27.5 million) which is a strategic Sugar investment essential to the Sugar mill operations. During year ended March 31, 2003 a capital return of A$5.4 million was received. For further details, refer to note 31.

14           Property, plant and equipment(a)

Land and buildings
At cost	205.0	339.2	1,128.3
Accumulated depreciation	(10.6)	(17.6)	(39.3)
Total land and buildings(b)	194.4	321.6	1,089.0

Plant and equipment
At cost	1,219.7	2,017.8	5,272.9
Accumulated depreciation	(593.6)	(982.0)	(2,457.1)
Total plant and equipment	626.1	1,035.8	2,815.8

Quarry and other raw material reserves
At cost	—	—	267.2
Accumulated depletion	—	—	(34.1)
Total quarry and other raw material reserves	—	—	233.1
Total property, plant and equipment	820.5	1,357.4	4,137.9

(a)           The economic life over which assets are depreciated is: Buildings - 1 to 46 years; Plant and equipment - 1 to 50 years.
The weighted average life is: Buildings - 18 years; Plant and equipment - 11 years.

(b)           All land and buildings owned by the CSR Group except land held for sale, were valued as at December 31, 2000. All independent valuations brought to account in the financial statements were carried out by Jones Lang LaSalle Pty Ltd (Australia), with the exception of: Aluminium properties - Craig Miller Pty Ltd and Edward Rushtons Pty Ltd; United States and Asian properties - American Appraisal Associates. The basis of the independent valuations was existing use, except for the sites that are considered to be surplus to CSR Group requirements where an open market value was used. The basis for directors’ valuations was recoverable amount using discounted business cash flows.

15           Movements in property, plant and equipment

(A$ million)	Land and buildings	Plant and equipment	Quarry and other raw material reserves

Balance at the beginning of the financial year	1,089.0	2,815.8	233.1
acquired	110.6	453.2	65.2
disposed of	(33.6)	(37.5)	—
depreciation and amortisation	(34.1)	(306.8)	(12.3)
demerger	(735.8)	(1,681.4)	(258.3)
foreign currency translation	(79.4)	(189.6)	(27.7)
reclassifications	4.9	(17.9)	—
Balance at the end of the financial year	321.6	1,035.8	—

16           Intangibles

(million)	2003 US$	2003 A$	2002 A$

Goodwill
At cost	17.3	28.7	1,356.2
Accumulated amortisation	(11.9)	(19.7)	(327.7)
Total goodwill	5.4	9.0	1,028.5

Other intangibles
At cost	22.1	36.6	125.5
Accumulated amortisation	(5.7)	(9.5)	(42.4)
Total other intangibles	16.4	27.1	83.1
Total Intangibles	21.8	36.1	1,111.6

17           Other assets

Current
Prepayments	1.4	2.3	21.3
Deferred costs	—	—	4.2
Total other current assets	1.4	2.3	25.5

Non-current
Prepayments	7.7	12.7	12.7

Deferred costs	14.0	23.2	94.5
Accumulated amortisation	(3.0)	(4.9)	(33.9)
	11.0	18.3	60.6

Software and system development	17.0	28.1	112.4
Accumulated amortisation	(2.2)	(3.6)	(47.0)
	14.8	24.5	65.4
Total other non-current assets	33.5	55.5	138.7

18           Current payables

($ million)	2003 US$	2003 A$	2002 A$

Accounts payable
Trade payables	114.5	189.4	563.5
Other payables(a)	31.2	51.7	181.8
Total payables	145.7	241.1	745.3

(a)	Includes net hedging losses deferred 2003: A$0.5 million (2002: A$nil).

19           Interest-bearing liabilities

Current
Current maturities of long-term borrowings
Secured
• bank loans	—	—	1.2
• other facilities	—	—	2.7
Unsecured
• bank loans	—	—	58.0
• other facilities	—	—	1.9
	—	—	63.8

Unsecured bank overdraft	3.8	6.3	—

Short-term borrowings
Unsecured
• bank loans	2.0	3.3	34.9
• Rinker group(b)	190.7	315.5	—
• other facilities	0.3	0.5	5.3
	193.0	319.3	40.2
Total current interest-bearing liabilities	196.8	325.6	104.0

Non-current
Long-term borrowings
Secured
• bank loans(a)	5.7	9.5	11.1
• other facilities	0.2	0.3	169.5
Unsecured
• bonds	0.1	0.2	1,124.7
• commercial paper	—	—	418.6
• bank lines	158.7	262.5	47.3
• other facilities	0.1	0.2	19.5
Total non-current interest-bearing liabilities	164.8	272.7	1,790.7
Non-current payables	0.9	1.5	43.2
Total non-current interest-bearing liabilities and payables	165.7	274.2	1,833.9

(a)	Secured by charge over property owned by CSR Insulation (Thailand) Limited with a net book value of A$9.5 million (2002: A$10.9 million).
(b)

As part of the demerger, A$60.2 million of the CSR Group’s cash balances were allocated to the Rinker group. In addition A$255.3 million was payable to Rinker Materials Corporation to extinguish debt. These payments were not made until after the year ended March 31, 2003.

20           Credit facilities and maturity profile

(million)	2003 US$	2003 A$	2002 A$

Current maturities of long-term borrowings
United States dollar debt	—	—	5.8
Australian dollar debt	—	—	36.3
New Taiwanese dollar debt	—	—	21.7
	—	—	63.8

Category of aggregate short-term borrowings
(Australian dollar equivalents are shown)
United States dollar debt
• other	154.3	255.3	—
Australian dollar debt
• money market	0.3	0.5	5.3
• other	36.4	60.2
New Zealand dollar debt
• money market	0.5	0.9	—
Malaysian ringgit debt
• other	—	—	20.4
Chinese yuan debt
• other	—	—	9.9
Singapore dollar debt
• other	1.5	2.4	4.6
	193.0	319.3	40.2

	2003%	2002%
Weighted average interest rate of aggregate short-term borrowings
Australian dollar debt
• money market	—	4.9
New Zealand dollar debt
• money market	5.9	—
Malaysian ringgit debt
• other	—	8.0
Chinese yuan debt
• other	—	5.9
Singapore dollar debt
• other	1.1	2.4

(million)	2003 US$	2003 A$	2002 A$
Non-current interest-bearing liabilities and payables are repayable in the following currencies
(Australian dollar equivalents are shown)
Australian dollars	159.9	264.5	1.6
United States dollars	0.1	0.2	1,821.6
Thai baht	5.7	9.5	10.7
	165.7	274.2	1,833.9

Total non-current interest-bearing liabilities and payables will mature as follows
Year ending March
• 1 to 2 years	6.9	11.5	417.6
• 2 to 3 years	—	—	15.8
• 3 to 4 years	158.7	262.5	754.8
• 4 to 5 years	—	—	207.9
• 5 to 6 years	—	—	0.8
• 6 to 7 years	—	—	0.4
• 7 to 8 years	—	—	0.4
• 8 to 9 years	—	—	0.5
• 9 to 10 years	—	—	—
• more than 10 years	0.1	0.2	427.2
	165.7	274.2	1,825.4
Borrowings and payables without fixed maturity date	—	—	8.5
	165.7	274.2	1,833.9

(million)	2003 US$	2003 A$	2002 A$

Non-current interest-bearing liabilities and payables
Short-term maturities backed by long-term credit standby facilities
US dollar debt
commercial paper(b)
• (interest rate 2002: 2.89%)	—	—	348.9
eurocommercial paper(b)
• (interest rate 2002: 3.54%)	—	—	69.7
bank lines
• (interest rate 2002: 3.67%)	—	—	47.3
	—	—	465.9

Long-term maturities of borrowings
United States dollar debt
• US bonds(a)
• maturity March 2004 (interest rate 2002: 6.88%)(d)	—	—	369.0
• maturity July 2005 (interest rate 2002: 6.88%)	—	—	473.0
• maturity July 2025 interest rate 7.70% (interest rate 2002: 7.70%)	0.1	0.2	282.7
• Promissory note	—	—	154.0
• Private placement	—	—	13.6
• Term payables	—	—	41.8
• Other	—	—	21.6
Australian dollar debt
• Bank loan - maturity 2006 interest rate 5.1%(c)	158.7	262.5	—
• Other	1.2	2.0	1.6
Thai baht debt
• Bank loans	5.7	9.5	10.7
	165.7	274.2	1,368.0
Total non-current interest-bearing liabilities and payables	165.7	274.2	1,833.9

(a)	Refer to note 28 for details of fixed rate debt.
(b)	Short-term maturities are backed by long-term credit standby facilities.
(c)	Part of A$500 million credit standby facility noted below.
(d)

Conditional offers to purchase these bonds were made to bondholders. Some of these offers were not taken up. The net cost of the offers taken up was A$3.4 million which was recorded by the CSR group as a demerger cost.

Commercial paper. The CSR group has a commercial paper program based in Australia. This program which totals A$600 million (2002: A$600 million) is an evergreen facility. Drawings on the program are backed by the standby facilities referred to above. As at March 31, 2003 no commercial paper was on issue.

Credit standby facilities. The CSR group has a total of A$500 million (2002: US$650 million) committed standby facilities of which A$237.5 million was undrawn as at March 31, 2003. These facilities have fixed maturity dates ranging between March 2004 and April 2008.  Interest on these facilities is based on the BBSY bid rate plus a margin, the average of which is 0.315%.  An establishment fee of A$0.8 million was paid during the year ended March 31, 2003.  This fee is being amortised over the period of the facilities.  In addition, line fees are payable quarterly.

21           Provisions

(A$ million)	March 31 2002	Recognised	Acquired	Settled	Demerged	Foreign Currency Translation	Remeasured and Other	March 31 2003
Current
Dividend	121.7	—	—	—	—	—	(121.7)	—
Employee entitlements	83.7	131.6	32.3	(134.7)	(57.7)	(6.7)	—	48.5
Fringe benefits tax	1.1	6.8	—	(5.9)	(0.5)	—	—	1.5
Restructure and rationalisation	41.4	(11.9)	—	(17.2)	—	(0.1)	—	12.2
Product liability	20.6	29.5	—	(25.6)	—	—	—	24.5
Restoration and environmental rehabilitation	11.7	0.1	4.3	(3.3)	(6.1)	(0.9)	—	5.8
Uninsured losses and future claims	55.4	151.6	14.8	(146.8)	(49.4)	(6.3)	—	19.3
Other	17.0	25.2	12.5	(8.6)	(17.6)	(1.5)	—	27.0
Total Consolidated current provisions	352.6	332.9	63.9	(342.1)	(131.3)	(15.5)	(121.7)	138.8

Non-current
Employee entitlements	58.7	(0.4)	—	0.5	(20.8)	(0.3)	—	37.7
Restructure and rationalisation	2.2	(2.1)	—	—	—	(0.1)	—	—
Product liability	113.0	(10.4)	—	—	—	—	205.2	307.8
Restoration and environmental rehabilitation	19.9	5.1	—	—	(23.8)	(1.2)	—	—
Uninsured losses and future claims	79.7	20.8	—	—	(59.8)	(6.0)	—	34.7
Other	0.1	—	1.5	—	(1.5)	(0.1)	—	—
Total Consolidated non-current provisions	273.6	13.0	1.5	0.5	(105.9)	(7.7)	205.2	380.2

(A$ million)	March 31 2001	Recognised	Acquired	Settled	Disposals / Transfers	Foreign Currency Translation	Remeasured and Other	March 31 2002
Current
Dividend	114.4	223.6	—	(216.3)	—	—	—	121.7
Employee entitlements	96.8	95.5	0.1	(105.6)	—	(3.1)	—	83.7
Fringe benefits tax	0.5	6.7	—	(6.1)	—	—	—	1.1
Restructure and rationalisation	55.1	(6.5)	—	(6.7)	—	(0.5)	—	41.4
Product liability	19.9	30.0	—	(29.3)	—	—	—	20.6
Restoration and environmental rehabilitation	15.1	2.1	—	(5.1)	—	(0.4)	—	11.7
Uninsured losses and future claims	50.8	141.8	—	(135.0)	—	(2.2)	—	55.4
Other	23.8	4.0	—	(10.4)	—	(0.4)	—	17.0
Total Consolidated current provisions	376.4	497.2	0.1	(514.5)	—	(6.6)	—	352.6

Non-current
Employee entitlements	61.6	(2.9)	—	—	—	—	—	58.7
Restructure and rationalisation	3.0	(0.6)	—	—	—	(0.2)	—	2.2
Product liability	113.0	—	—	—	—	—	—	113.0
Restoration and environmental rehabilitation	18.0	2.0	0.6	—	—	(0.7)	—	19.9
Uninsured losses and future claims	82.3	0.7	—	—	—	(3.3)	—	79.7
Other	0.1	—	—	—	—	—	—	0.1
Total Consolidated non-current provisions	278.0	(0.8)	0.6	—	—	(4.2)	—	273.6

(A$ million)	March 31 2000	Recognised	Acquired	Settled	Disposals / Transfers	Foreign Currency Translation	Remeasured and Other	March 31 2001
Current
Dividend	124.4	221.2	—	(231.2)	—	—	—	114.4
Employee entitlements	88.2	112.2	8.6	(118.1)	(3.0)	8.9	—	96.8
Fringe benefits tax	2.4	7.0	—	(8.6)	(0.3)	—	—	0.5
Restructure and rationalisation	60.3	17.7	—	(19.8)	(3.3)	0.2	—	55.1
Product liability	12.9	24.0	—	(17.0)	—	—	—	19.9
Restoration and environmental rehabilitation	16.8	(1.9)	2.3	(4.2)	(0.6)	2.7	—	15.1
Uninsured losses and future claims	46.3	93.0	0.3	(97.7)	3.3	5.6	—	50.8
Other	28.0	5.1	3.8	(13.7)	—	0.6	—	23.8
Total Consolidated current provisions	379.3	478.3	15.0	(510.3)	(3.9)	18.0	—	376.4

Non-current
Employee entitlements	60.9	2.7	—	—	(2.2)	0.2	—	61.6
Restructure and rationalisation	1.9	1.1	—	—	—	—	—	3.0
Product liability	72.0	41.0	—	—	—	—	—	113.0
Restoration and environmental rehabilitation	25.7	3.8	—	—	(13.2)	1.7	—	18.0
Uninsured losses and future claims	60.8	14.1	—	—	—	7.4	—	82.3
Other	0.7	0.2	—	—	(0.8)	—	—	0.1
Total Consolidated non-current provisions	222.0	62.9	—	—	(16.2)	9.3	—	278.0

AASB 1044 imposes new requirements for the determination of uncertain liabilities, including providing significant additional guidance on the measurement of such liabilities as well as on discounting provisions to their present value using a rate different than that previously used by CSR. In accordance with AASB 1044, CSR has recognised as a provision the present value of anticipated compensation payments and legal costs arising from product liability claims by discounting at a pre-tax rate that reflects the current market assessment of the time value of money based on notional long-term government bond rates and risks specific to those liabilities. As a result of the adoption of AASB 1044, CSR’s product liability provision as at April 1, 2002 increased by A$205.2 million, the corresponding deferred income tax asset increased by A$61.5 million and retained profits decreased by A$143.7 million. This change in the product liability provision does not reflect any material change in CSR’s underlying product liability risk profile nor does it include any potential benefits from settlements with insurers. An increase in the provision of A$19.1 million (A$13.4 million after associated income tax benefit) has been recognised as an expense in the statement of financial performance for the year ended March 31, 2003. CSR’s directors are of the view that it is impracticable to restate the comparative financial information for the corresponding prior half year as if AASB 1044 had always been applied, however they do not believe that the impact on that statement of financial performance would have been material. A description of the product liability issues are provided under Contingent Liabilities in note 38.

Change in Estimate

For financial years ended March 31, 2002 and 2001, CSR concluded that it was not possible to estimate the costs of settling asbestos-related personal injury claims in the United States over more than a short period of time because of various uncertainties associated with the litigation of those claims. During the current financial year, CSR reviewed its asbestos product liability provision as part of CSR’s ongoing estimation process and gave consideration to the nature of pending claims, recent settlement activity, the completion of a detailed review of the claims database and the impact of additional guidance provided by AASB 1044. CSR concluded that it would be possible to determine an estimate of a reasonable forecast of the net present value of estimated asbestos-related personal injury claims and associated legal costs in the United States over the long term if certain assumptions were made. Details of the key assumptions made in the estimation of the Australian and United States asbestos product liability provision are detailed below.

The total provision of A$332.3 million as at March 31, 2003 represents the net present value of the estimated asbestos-related personal injury claims and associated legal costs in Australia and the United States over the next 50 years. CSR has determined that the appropriate discount rate to use under AASB 1044 is a risk free discount rate based on the notional long-term government bond rates, being 6.0% for Australian liabilities and 5.1% for United States liabilities. Prior to the adoption of AASB 1044 CSR used a rate of 10% to discount its Australian liabilities and did not discount its United States liabilities due to the short period of cash flows accrued as discussed above.

The culmination of the changes in estimates noted above was an increase in CSR’s asbestos product liability provision of A$205.2 million on April 1, 2002.

Key Assumptions

The projections used by CSR to determine its asbestos product liability provision in Australia and the United States were calculated by independant experts based largely upon CSR’s database of claims and third party publications predicting asbestos exposure incidence in order to project the incidence of injuries, claims, settlement amounts and settlement patterns into the future. Key assumptions adopted in the projections are:

• Claims will only be received from classes of claimants for which CSR has historically received and settled claims;

• there will be no legislative or other systemic changes to the tort system in either Australia or the United States;

• CSR will continue to receive claims at rates in line with historical experience;

• Inflation rates for Australian and United states claims will continue to be in line with recent history; and

• future settlement and defense costs will be similar to historical average settlement and defense costs per claim.

Any change in the above assumptions used or changes in exchange rates or interest rates could affect the reliability of the estimates.  Further information relating to the asbestos product liability exposure is provided in note 38 Contingent liabilities.

Other information

On an undiscounted basis the aggregate expected payments have been estimated to be A$565 million (the total provision recorded by CSR of A$332.3 million is the aggregate payments of A$565 million discounted at the long-term government rate applicable in Australia and United States) over the next 50 years.  Also on the undiscounted basis, the annual expected payments for the next five financial years are: 2004 – A$20 million; 2005 - A$20 million; 2006 - A$23 million; 2007 - A$24 million; and 2008 - A$24 million, with the balance estimated to be payable over the following 45 years. Included in the provision as at March 31, 2003 are unasserted claims.

Provision for restructure and rationalisation

The current restructure and rationalisation provision of A$12.2 million as at March 31, 2003 mainly consists of:

In 2000 and 2001 CSR sold its Timber businesses to various purchasers.  There are still a number of outstanding claims and issues (two major issues for which A$7.0 million was held in the previous year were settled in the year ended March 31, 2003) for which CSR holds provisions totalling A$5.0 million, including:

•     Provision for lease payments in excess of subleases receivable (A$0.7 million);

•     Provision for legal issues relating to alledged faulty products (A$2.1 million); and

•     Provision for outstanding employee claims and costs associated with occupational health and safety prosecutions (A$1.5 million).

As part of its ongoing project to rationalise its holding of land and buildings in 1996 CSR sold a Sydney property for development on the basis that CSR would share in the cost of clearing the land. CSR’s provision for this is currently A$2.3 million. As a result of the demerger there is excess floor space at Corporate headquarters. This will be sublet. A provision of A$1.5 million was created for the period when the floor space is expected to be unoccupied but not sublet.

The restructure and rationalisation provision of A$43.6 million at March 31, 2002 mainly consists of:

•  A$12.4 million in relation to Timber businesses sold in fiscal 2001 and 2000;

•  A$6.9 million for site remediation and other costs attributable to the closing of CSR’s plasterboard business in Indonesia in fiscal 2001;

•  A$9.2 million for various closure costs attributable to the closure of CSR’s Building and Construction operations in Taiwan in fiscal 2003;

•  A$2.6 million attributable to land clearance costs for property disposed in prior periods;

•  A$5.0 million for excess Very Low Colour Sugar assets deemed surplus to requirements in prior periods.

22           Contributed equity(a),(l)

	Ordinary Shares(a)		Issue price A$	Share capital A$ million
	Fully paid	Partly paid
Particulars of shares issued during the year by CSR Limited
On issue March 31, 2002	935,834,472	517,000		2,139.4
Partly to fully paid (b)	517,000	(517,000)	4.76	2.4
Executive Share Option Plan (options converted)	8,745,834	—	4.38	38.3
Universal Share/Option Plan(c)	670,800	—	3.18	2.1
Share buyback(d)	(1,100,000)	—	6.05	(6.7)
Capital reduction on demerger(e)				(1,255.8)
Total movements during the year	8,833,634	(517,000)		(1,219.7)
On issue March 31, 2003	944,668,106	—		919.7
Movements since year end	—	—		—
On issue May 19, 2003	944,668,106	—		919.7

Particulars of shares issued during the year by CSR Limited
On issue March 31, 2001	963,738,421	843,000		2,322.4
Partly to fully paid(b)	326,000	(326,000)	4.82	1.5
Executive Share Option Plan (options converted)	5,029,166	—	3.98	20.0
Universal Share/Option Plan(c)	822,100	—	4.86	4.0
Share buyback(d)	(34,081,215)	—	6.12	(208.5)
Total movements during the year	(27,903,949)	(326,000)		(183.0)
On issue March 31, 2002	935,834,472	517,000		2,139.4

Particulars of shares issued during the year by CSR Limited
On issue March 31, 2000	1,037,121,025	1,099,000		2,647.0
Executive Share/Option Plan (partly to fully paid)(b)	256,000	(256,000)	4.70	1.1
Executive Share Option Plan (options converted)	3,147,500	—	3.92	12.3
Universal Share/Option Plan(c)	857,200	—	3.20	2.7
Share buyback(d)	(77,643,304)	—	4.39	(340.7)
Total movements during the year	(73,382,604)	(256,000)		(324.6)
On issue March 31, 2001	963,738,421	843,000		2,322.4

(a)  Fully paid ordinary shares are listed on the Australian stock exchange and are traded in sponsored American Depositary Receipt form on the over-the-counter market in the United States. CSR’s fully paid Ordinary Shares were also listed on the London stock exchange until May 31, 2003. CSR listed on the London stock exchange over a decade ago but no CSR shares have ever been traded on the exchange. Given the size of CSR following the demerger and its focus on the Australian market, it is not cost-effective to maintain this listing. Fully paid ordinary shares carry one vote per share and the right to dividends.

(b)  Ordinary shares were issued between 1986 and 1990 under the now superseded Executive Share/Option Plan. The shares are partly paid to A$0.10, are entitled to one-thirtieth of the dividend, and have no voting rights. The issue prices ranged between A$3.00 and A$5.35 per share.

(c)  Fully paid ordinary shares were issued in September 2002 under the employee Universal Share/Option Plan. For tax reasons, shares cannot be sold by participants within three years of allotment, unless they finish their employment with the company. Offers of fully paid shares were made to all eligible employees (6,477). 3,354 accepted the offer, subscribing for 100 shares and receiving a further 100 shares at no cost.

(d)  On June 1, 2001, CSR commenced a twelve month share buyback of up to 10% of its fully paid shares. A total of 23.8 million shares were repurchased under the buyback, including 1.1 million this year.

(e)  The capital reduction reflects the approved capital reduction of A$0.84 per fully paid ordinary share (A$793.5 million) and the capital reduction relating to CSR’s existing investment in Rinker Group Limited amounting to A$462.3 million.

Options (f),(l)

Under the CSR executive option plans, the following options, each convertible to one ordinary CSR Limited fully paid share, have been issued.

Calendar year of issue	No. execs	Price(g)	Original issue	On issue March 31 2002				On issue March 31 2003			On issue May 19 2003(f)
					During the year				After year end
					Issued	Converted	Lapsed		Converted	Lapsed
1998(h)	50	3.86	10,100,000	2,825,000	—	(2,725,000)	(100,000)	—	—	—	—
1998(i)	12	3.86	2,500,000	1,350,000	—	(500,000)	(25,000)	825,000	—	—	825,000
1999(h)	123	4.40	2,790,000	1,335,000	—	(1,330,000)	(5,000)	—	—	—	—
1999(h)	1	4.36	400,000	400,000	—	(400,000)	—	—	—	—	—
1999(h)	16	3.75	480,000	168,334	—	(163,334)	(5,000)	—	—	—	—
2000(h)	1	4.04	200,000	150,000	—	(150,000)	—	—	—	—	—
2000(j)	145	4.47	3,080,000	2,405,000	—	(2,342,500)	(62,500)	—	—	—	—
2000(j)	3	4.65	410,000	410,000	—	(410,000)	—	—	—	—	—
2001(j)	3	6.44	215,000	215,000	—	(210,000)	(5,000)	—	—	—	—
2001(j)	147	7.03	3,180,000	3,120,000	—	—	(330,000)	2,790,000	—	—	2,790,000
2001(j)	3	6.62	315,000	315,000	—	—	—	315,000	—	—	315,000
2002(j)(k)	7	6.39	720,000	—	720,000	(515,000)	—	205,000	—	—	205,000
Total				12,693,334	720,000	(8,745,834)	(532,500)	4,135,000	—	—	4,135,000

(f)  The holders of the options do not have any right, by virtue of the options, to participate in any share or other interest issue of CSR or any other body corporate, but the amount payable on exercise or number of shares issued may be varied as a result of pro-rata rights or bonus issues. As outlined in the CSR demerger document the CSR board waived the time restrictions on the exercise of CSR options to allow them to be converted to shares prior to the demerger. The 1998 options will lapse on December 3, 2003. All other remaining options will lapse on February 7, 2004. The weighted average exercise price of remaining options is A$6.33.

(g)  The excercise price is the CSR share market price at the time of each issue, hence no cost was recognised in the statement of financial performance.

(h)  Options issued under the Executive Share Option Plan approved at the 1998 annual general meeting.  Options have been issued in 1998, 1999 and June 2000 and are eligible for conversion progressively over varying periods as from mid 2000 to mid 2005.  The conversion of each portion of options to shares is conditional on the percentage growth in the cumulative value of a notional investment in CSR exceeding the growth of an equivalent investment in the ASX All Industrials Accumulation Index, measured over defined periods. Options are issued at the CSR share market price at the time of the issue.  The obligation to pay this amount is deferred until these options are exercised or lapse.

(I)  Options issued to Rinker Materials Corporation executives on the same basis as set out in note h above, except that the options are paid to A$0.01 with the balance of the issue price payable when the options are exercised.

(j)  Options issued under the Executive Share Option Plan approved at the 1998 annual general meeting and amended at the 2000 annual general meeting. Options have been issued in August 2000, December 2000, June 2001, August 2001, December 2001 and June 2002 and are eligible for conversion progressively over varying periods as from mid 2003 to mid 2007. The conversion of options to shares is conditional on the percentage growth in the cumulative value of a notional investment in CSR exceeding the growth of an equivalent investment in the ASX All Industrials Accumulation Index (including manufacturing and industrial organisations, but excluding such companies as banks, finance, insurance, investment, financial services, media, property trusts, telecommunications, leisure and tourism), measured over defined periods. Options are issued at the CSR share market price at the time of the issue. The obligation to pay this amount is deferred until these options are exercised or lapse.

(k)  In June 2002 720,000 options were offered to 7 executives.

(l)  New Executive Option Plan

A new executive option plan has been adopted to enable the CSR board to issue options to executives of CSR after the demerger. The new plan will be subject to the rules contained in Division 13A of the Income Tax Assessment Act 1936 in respect of participants who are Australian tax residents. No options have yet been granted under the new plan.

Cash Award Share Plan (“CASP”)

CASP was introduced in 2002 to complement ESOP and provide the CSR board with greater flexibility in the remuneration of CSR executives. Under CASP, the CSR board may from time to time in its absolute discretion make an offer to participate in CASP to any eligible employee of a CSR group company, including executive directors. The offers may be on whatever terms, consistent with the CASP rules, that the CSR board decides.

Under CASP, CSR funds the purchase of CSR shares by the CASP trustee to be held on behalf of participants. The CSR shares are acquired in the ordinary course of trading on the ASX. The shares vest subject to any time and corporate performance hurdles specified in the terms of the offer being met. Unless otherwise specified, each offer under CASP will be subject to the service duration requirement, which means shares cannot be withdrawn from CASP unless 10 years have elapsed from the date the relevant shares were acquired or, if earlier, the participant is not an employee of any CSR group company.

As at June 23, 2003 no shares have yet been acquired under CASP.

23           Reserves

(million)	2003 US$	2003 A$	2002 A$

Capital	—	—	30.0
Foreign currency translation	7.6	12.6	251.1
Total reserves	7.6	12.6	281.1
Movements in capital reserves
Balance at the beginning of the financial year	18.1	30.0	30.8
Transferred to retained earnings on demerger	(18.1)	(30.0)
Transfers to retained earnings	—	—	(0.8)
Balance at the end of the financial year	—	—	30.0
Movements in foreign currency translation reserve
Balance at the beginning of the financial year	151.8	251.1	356.0
Exchange differences relating to overseas net assets
• net loss on translation	(146.7)	(242.7)	(130.2)
• net gain on hedge transactions	18.1	29.9	25.3
	(128.6)	(212.8)	(104.9)
Transferred to retained earnings on demerger - Rinker group	(65.2)	(107.9)	—
Transferred to retained earnings on demerger - net hedge of Rinker group	48.8	80.8	—
Transferred to retained earnings - discontinued operations	0.8	1.4	—
Balance at the end of the financial year	7.6	12.6	251.1

24           Outside equity interests in controlled entities

Contributed equity	31.2	51.6	73.4
Reserves	0.5	0.8	4.2
Retained profits	10.1	16.8	4.0
Total outside equity interests in controlled entities	41.8	69.2	81.6

25           Interest in joint venture operation

Interest in the Tomago aluminium smelter joint venture operation (a) (b) is included in the financial statements in the following categories

Current assets
• cash	—	—	0.8
• receivables	0.9	1.5	0.6
• inventories	12.2	20.2	23.0
• other	0.5	0.9	0.7
	13.6	22.6	25.1
Non-current assets
• receivables	0.1	0.2	0.2
• property, plant and equipment	176.6	292.2	308.0
• other	8.1	13.4	13.7
	184.8	305.8	321.9
Total assets	198.4	328.4	347.0

Current liabilities	(23.4)	(38.7)	(27.0)
Non-current liabilities	(1.8)	(2.9)	(2.2)
Total liabilities	(25.2)	(41.6)	(29.2)

Net assets	173.2	286.8	317.8

Contracted capital expenditure	1.6	2.6	4.8

Contingent liabilities	0.7	1.1	—

(a)	CSR’s joint venture interest of 36.1% (2002: 36.1% is held through a controlled entity in which CSR has a 70% interest.
(b)	Principal activity: Aluminium

26           Directors’ and executives’ remuneration(a)(b)

(thousand)	2003 US$	2003 A$	2002 A$	2001 A$
Aggregate income paid or payable, or otherwise made available, to directors of
• CSR Limited	12,132	20,069	13,349	9,559
• Controlled entities(c)	5,036	8,331	4,308	4,415
	17,168	28,400	17,657	13,974
Australian executives whose total income equals or exceeds A$100 000(d)	23,742	39,275	28,433	23,106

The number of CSR Limited directors and Australian executives whose total income fell within the following bands(d)

	2003	2002	2001
Directors (A$)
1 to 9,999			2
60,000 to 69,999			2
70,000 to 79,999			2
80,000 to 89,999
90,000 to 99,999	3
100,000 to 109,999	2
120,000 to 129,999
170,000 to 179,999			2
180,000 to 189,999
200,000 to 209,999			1
220,000 to 229,999			1
240,000 to 249,999	1
540,000 to 549,999
990,000 to 999,999
1,050,000 to 1,059,999			1
1,310,000 to 1,319,999			1
1,820,000 to 1,829,999
2,280,000 to 2,289,999	1
2,990,000 to 2,999,999			1
3,100,000 to 3,109,999			1
3,510,000 to 3,519,999
5,790,000 to 5,799,999
6,140,000 to 6,149,999	1
10,900,000 to 10,909,999	1
Australian executives (A$)
100,000 to 109,999		1
120,000 to 129,999	2		1
140,000 to 149,999	1		1
160,000 to 169,999		1	2
170,000 to 179,999		1	3
180,000 to 189,999		1	1
190,000 to 199,999		4	1
200,000 to 209,999		4	1
210,000 to 219,999	1	4	1
220,000 to 229,999		3	3
230,000 to 239,999	3	3	3
240,000 to 249,999	1	1	1
250,000 to 259,999	2	2	4
260,000 to 269,999	2	1
270,000 to 279,999		2	3
280,000 to 289,999			3
290,000 to 299,999	1	5	1
300,000 to 309,999	2	2	1
310,000 to 319,999	1		2
320,000 to 329,999	1
330,000 to 339,999		1
340,000 to 349,999	3		1
350,000 to 359,999	2		1
360,000 to 369,999	2	2
370,000 to 379,999	2	2	5
380,000 to 389,999	2	1
390,000 to 399,999	1	1	1
400,000 to 409,999	2	1
410,000 to 419,999	1	4	1
420,000 to 429,999			2
430,000 to 439,999	1		1
440,000 to 449,999	3	1
470,000 to 479,999	2		1
480,000 to 489,999			1
490,000 to 499,999	1	1
500,000 to 509,999		1	3
510,000 to 519,999		1
520,000 to 529,999	2
530,000 to 539,999	1
560,000 to 569,999	1		1
580,000 to 589,999	1
610,000 to 619,999	1
630,000 to 639,999	1
650,000 to 659,999	2
680,000 to 689,999	2
690,000 to 699,999	1
700,000 to 709,999			1
760,000 to 769,999		1
780,000 to 789,999			1
830,000 to 839,999		1
880,000 to 889,999		1
900,000 to 909,999		1
950,000 to 959,999		1
990,000 to 999,999		1
1,050,000 to 1,059,999			1
1,060,000 to 1,069,999		1	1
1,310,000 to 1,319,999	1		1
1,340,000 to 1,349,999	1
1,530,000 to 1,539,999	1
1,620,000 to 1,629,999	1
1,820,000 to 1,829,999		1
1,970,000 to 1,979,999		1
2,280,000 to 2,289,999	1
2,990,000 to 2,999,999			1
3,510,000 to 3,519,999		1
10,900,000 to 10,909,999	1

(a) Total remuneration for each director and executive includes salary, bonus, superannuation, retirement payments and other benefits, but excludes possible benefits arising from executive directors’ and executives’ participation in the Executive Share Option Plan as the exercise price of options issued is the market price at the time of issue. Refer to note 22.

(b) Included in the statement of financial position is a provision for the retirement allowances of CSR Limited non-executive directors. This provision has decreased from A$0.740 million as at March 31, 2002 to A$0.498 million as at March 31, 2003.

(c) Includes executive directors of partly-owned controlled entities.

(d) Number of Australian executives 57 (2002: 61). Average remuneration A$689,035 (2002: A$466,114). The definition of executive is “Employees responsible for the strategic direction and operational management of the company”.

27           Auditors’ remuneration

(thousand)	2003 US$	2003 A$	2002 A$	2001 A$
Auditing and reviewing the financial report of the
parent entity (including the consolidated entity) and each controlled entity
Auditor of parent entity
• Deloitte Touche Tohmatsu in Australia	811	1,342	1,111	912
Other auditors
• Deloitte Touche Tohmatsu outside of Australia	1,161	1,920	1,211	1,328
	1,972	3,262	2,322	2,240

Other services
• Deloitte Touche Tohmatsu in Australia	298	493	446	784
• Deloitte Touche Tohmatsu outside of Australia	189	312	1,696	823
	487	805	2,142	1,607
Total auditors’ remuneration	2,458	4,067	4,464	3,847

Other services comprise:
• internal audit	—	—	25	12
• taxation strategy and compliance(a)	137	227	1,696	823
• completion audits	15	25	45	120
• accounting advice	95	157	46	122
• attest services(b)	101	167	—	—
• actuarial services	—	—	301	500
• other	139	229	29	30
	487	805	2,142	1,607

(a) During the year ended March 31, 2002, additional one-off assistance was provided in relation to the tax position of major acquisitions in the prior year.

(b) Related to the demerger.

28           Financial instruments

The CSR Group use a variety of derivative  instruments to manage financial and commodity price risks. The CSR Group does not use or issue derivative or financial instruments for speculative or trading purposes.

Credit exposure.

The CSR Group is exposed to credit related losses in the event of non-performance by counterparties to these derivative and financial instruments. The counterparties are predominantly prime financial institutions with a Moody’s or Standard and Poor’s rating of at least A2 or A respectively. CSR controls risk through the use of credit ratings, limits and monitoring procedures. The CSR Group does not usually require collateral or other security to support financial instruments with credit risk. Credit exposure of interest rate, foreign currency and commodity price derivatives is represented by the net fair value of the contracts. The carrying amounts of financial assets included in CSR’s financial statements represent CSR’s exposure to credit risk in relation to these assets.

As at March 31, 2003, CSR had no significant concentration of credit risk for derivative instruments with any single counter-party or group of counterparties. Concentrations of credit risk with respect to receivables are limited due to the large number of clients and markets in which CSR does business, as well as the dispersion across many geographic areas.

Net fair value. Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that CSR would realise upon disposition nor do they indicate CSR’s intent or ability to dispose of the financial instrument.  The following assumptions and methods were used to estimate net fair value.

Commodity futures. The net fair value is based on the closing price on the applicable futures exchanges and other market prices.

Interest rate swaps, caps, swaptions, foreign currency contracts, foreign exchange options, currency swaps and  commodity swaps. The net fair value is estimated using market accepted formulae and market quoted input variables.

Cash, short-term loans and deposits, receivables, payables and short-term borrowings. The carrying amounts of these financial instruments approximate net fair value because of their short maturity.

Long-term borrowings, receivables and other investments. The present value of expected cash flows have been used to determine net fair value using interest rates derived from market parameters that accurately reflect their term structure. Certain estimates and judgements were required to develop the fair value amounts.

Commodity price sensitivity and risk management

CSR has exposure to aluminium commodity prices arising from sales contracts that commit CSR to supply this commodity in future years. Prices for product supplied under these contracts are a function of the US dollar market price at the time of delivery. CSR also has exposure to sugar prices through its raw sugar milling activities. CSR receives its share of Australian dollar pool price revenue derived by Queensland Sugar Ltd based on its sugar price and foreign exchange hedging activities. CSR uses a variety of derivative instruments to manage its commodity price exposure with the objective of ensuring more predictable revenue cashflows. CSR has a policy of maintaining a minimum, but declining level of hedging over the next four years by the use of commodity price swaps and options. Sugar price hedging is predominantly carried out by Queensland Sugar Ltd for a maximum term usually of 18 months. Limited additional hedging for a longer term has been undertaken by CSR when an acceptable price outcome could be achieved.

Commodity price risk exposures (A$ million)			Principal / maturities							Net fair value
	Average price(a)		1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	over 5 years	Total	Asset	Liability
2003
LME aluminium futures contracts(e)
• Sell	1,431.4	(b)	7.1	35.8	7.1	—	—	—	50.0	2.4	—
Aluminium commodity swaps(e)	1,485.6	(b)	200.9	101.9	124.2	7.1	—	—	434.1	36.7	—
Raw sugar
Commodity swaps(e)
• US$ raw sugar	8.31	(c)	1.0	—	—	—	—	—	1.0	0.1	—
• A$ raw sugar	12.39	(d)	1.0	—	—	—	—	—	1.0	—	—
Total										39.2	—

2002
Aluminium
LME aluminium futures contracts(e)
• Sell	1,488.7	(b)	—	—	12.7	—	—	—	12.7	0.2	—
Aluminium commodity swaps(e)	1,533.4	(b)	253.2	204.0	79.7	72.4	—	—	609.3	38.3	0.3
Raw sugar
Commodity swaps(e)
• US$ raw sugar	8.27[c]		12.1	1.2	—	—	—	—	13.3	4.4	—
• A$ raw sugar	12.46	(d)	9.5	1.0	—	—	—	—	10.5	1.7	—
Total										44.6	0.3

(a) Average prices for the individual periods do not materially differ from the overall average price disclosed.

(b) United States dollars per metric tonne.

(c) United States cents per pound.

(d) Australian cents per pound.

(e) A$39.2 million of commodity contract gains (2002: A$44.3 million gains) have been deferred or not recognised as they relate to hedges of anticipated transactions. The expected timing of recognition based on the fair values at March 31, 2003 are 1 year or less A$23.9 million and 1 to 5 years A$15.3 million.

Foreign exchange sensitivity and risk management

CSR is party to a variety of foreign exchange risk management instruments, such as currency swaps, forward contracts and currency options. These instruments are used to hedge foreign currency denominated receipts resulting from revenue denominated in foreign currencies (principally US dollar, in respect of aluminium sales), payments for some raw materials, capital equipment, liabilities and assets. CSR uses a variety of derivative instruments in the management of its foreign exchange exposures with the objective of achieving more continuity in its Australian dollar equivalent revenues.

CSR’s major foreign currency exposure relates to its aluminium commodity price exposure and consequently it has a currency hedging policy associated with the commodity price hedging policy, that is, minimum but declining levels of hedging over the next four years by the use of forward exchange rate agreements and currency options. Any sugar price hedging undertaken directly by CSR (noted previously) is also matched with currency hedging.

Other foreign exchange revenues are relatively small and policy only requires hedging a minimum amount of these exposures for a period of 12 to 18 months. Policy requires that foreign currency denominated purchases of capital equipment be fully hedged to the domestic currency to eliminate all such currency exposure. Similarly, policy also requires that foreign currency assets and liabilities are fully hedged to the relevant entity’s domestic currency. A long term US dollar bond issue, which is used by CSR to hedge its investment in Rinker Materials Corporation is excluded from this policy.

The table below provides information about CSR’s significant exchange rate exposure.

Foreign exchange risk exposure (A$ million)	Average exchange rate(a)	Principal/maturities
		1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	over 5 years	Total	Carrying amount		Net fair value
									Asset	Liability	Asset	Liability
2003
US dollar
Forward exchange rate agreements(b)
Receive US$	0.57	46.1	—	—	—	—	—	46.1	—	—	—	1.8
Pay US$	0.53	418.0	207.3	199.2	51.8	—	—	876.3	—	—	72.2	0.2
NZ dollar
Forward exchange rate agreements(b)
Pay NZ$	1.09	7.8	—	—	—	—	—	7.8	—	—	—	—
Euro
Forward exchange rate agreements(b)
Pay Euro	0.60	0.6	—	—	—	—	—	0.6	—	—	—	—
Total									—	—	72.2	2.0

2002
US dollar
Forward exchange rate agreements(b)
Receive US$	0.59	41.6	40.6	—	—	—	—	82.2	—	—	12.3	0.1
Pay US$	0.54	660.3	333.7	100.5	70.6	—	—	1,165.1	5.8	0.1	15.6	64.4
Currency options(b)
Purchased US$ puts against A$	0.54	1.9	—	—	—	—	—	1.9	—	—	—	—
Sold US$ calls against A$	0.50	1.9	—	—	—	—	—	1.9	—	—	—	0.1
NZ dollar
Forward exchange rate agreements(b)
Pay NZ$	1.21	9.1	—	—	—	—	—	9.1	—	—	—	—
Cross currency interest rate swap
Pay NZ$	1.14	38.7	—	—	—	—	—	38.7	0.1	0.1	2.7	—
Euro
Forward exchange rate agreements(b)
Receive Euro	0.61	2.9	—	—	—	—	—	2.9	—	—	—	0.1
Total									5.9	0.2	30.7	64.6

(a) Average rates for the individual periods do not materially differ from the overall average rates disclosed.

(b) A$70.2 million of foreign exchange contract gains (2002: A$33.9 million losses) have been deferred or not recognised as they relate to hedges of anticipated transactions. The expected timing of recognition based on fair values at March 31, 2003 are 1 year or less A$31.7 million and 1 - 5 years A$39.0 million.

	Carrying amount				Net fair value
Net fair values	Asset		Liability		Asset		Liability
(A$ million)	2003	2002	2003	2002	2003	2002	2003	2002

Other financial assets	22.4	40.2			22.4	40.2
Current payables			241.1	745.3			241.1	745.3
Non-current payables			1.5	43.2			1.5	43.2
Total	22.4	40.2	242.6	788.5	22.4	40.2	242.6	788.5

Interest rate sensitivity and risk management

CSR enters into a variety of derivative instruments in the management of interest rate exposure with the objective of obtaining lower funding costs and a more stable and predictable interest expense. CSR has a policy to maintain the percentage of fixed and variable rate debt within controlled limits. Interest rate swaps and options are entered into to maintain the mix of fixed and variable rate debt. The table below provides information about CSR’s interest rate exposure and should be read in conjunction with note 20.

Interest rate risk exposure (A$ million)	Weighted average		Principal/maturities
	Term in years	Rate %pa(a)	1 year or less	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	over 5 years	Total	Carrying amount(c)		Net fair value
										Asset	Liability	Asset	Liability

2003
Long-term debt
Fixed rate US$ debt	22.3	7.7	—	—	—	—	—	0.2	0.2	—	0.2	—	0.2
Floating rate A$ debt(b)	3.0	5.1	87.5	0.5	—	175.0	—	—	263.0	—	263.0	—	262.7
Floating rate THB debt	1.8	—	—	9.5	—	—	—	—	9.5	—	9.5	—	9.2
Short-term debt
Floating rate A$ debt	—	—	0.5	—	—	—	—	—	0.5	—	0.5	—	0.5
Floating rate NZD debt	—	—	0.9	—	—	—	—	—	0.9	—	0.9	—	0.9
Floating rate SGD debt	0.1	1.1	2.4	—	—	—	—	—	2.4	—	2.4	—	2.4
Owing to Rinker Group Limited	—	—	315.5	—	—	—	—	—	315.5	—	315.5	—	315.5
Term payables and other	—	—	—	1.5	—	—	—	—	1.5	—	1.5	—	1.5
Unsecured other A$ receivable	26.1	—	—	—	—	—	—	22.5	22.5	22.5	—	22.5	—
Cash at bank and on deposit	—	—	366.1	—	—	—	—	—	366.1	372.4	6.3	372.4	6.3
Total										394.9	599.8	394.9	599.2

Interest rate derivatives
Australian dollar interest rate swaps
Fixed rate receiver against A$ bank bills	0.3	5.8	10.0	—	—	—	—	—	10.0	—	—	—	—
Total	—	—	—	—

2002
Long-term debt
Fixed rate US$ debt	8.5	7.3	—	369.0	—	473.0	—	437.8	1,279.8	—	1,296.8	—	1,332.9
Floating rate US$ debt	4.1	2.1	—	5.2	5.1	281.8	207.9	—	500.0	—	500.6	—	500.6
Floating rate THB debt	2.8	—	—	—	10.7	—	—	—	10.7	—	10.7	—	10.7
Short-term debt
Fixed rate A$ debt	0.5	6.1	38.7	—	—	—	—	—	38.7	—	38.8	—	39.0
Fixed rate CNY debt	0.9	5.7	9.8	—	—	—	—	—	9.8	—	9.9	—	9.9
Fixed rate MYR debt	0.2	8.0	20.4	—	—	—	—	—	20.4	—	20.5	—	20.5
Floating rat eUS$ debt	—	—	5.8	—	—	—	—	—	5.8	—	5.8	—	5.8
Floating rate A$ debt	—	—	3.0	—	—	—	—	—	3.0	—	3.0	—	3.0
Floating rate NTD debt	—	1.9	21.7	—	—	—	—	—	21.7	—	21.7	—	21.7
Floating rate SGD debt	0.3	1.6	4.6	—	—	—	—	—	4.6	—	4.6	—	4.6
Term payables and other	—	—	—	43.4	—	—	—	—	43.4	—	43.4	—	43.4
Cash at bank and on deposit	—	—	156.6	—	—	—	—	—	156.6	156.6	—	156.6	—
Total										156.6	1,955.8	156.6	1,992.1

Interest rate derivatives
US dollar interest rate swaps
Fixed rate payer against LIBOR	1.3	5.7	94.6	141.9	—	—	—	—	236.5	0.1	0.2	—	6.4
Fixed rate receiver against LIBOR	1.9	6.9	—	189.2	—	—	—	—	189.2	1.1	0.4	10.1	—
US dollar interest rate basis swaps
Floating rate payer against US$ LIBOR	1.9	2.1	—	94.6	—	—	—	—	94.6	0.2	0.2	—	0.1
US dollar interest rate swaptions
US$ interest rate swaptions purchased	0.1	5.2	94.6	—	—	—	—	—	94.6	—	—	—	0.3
US$ interest rate swaptions sold	0.1	4.6	94.6	—	—	—	—	—	94.6	—	—	0.2	—
Australian dollar interest rate swaps
Fixed rate receiver against A$ bank bills	1.1	6.0	10.0	10.0	—	—	—	—	20.0	0.1	—	0.2	—
Total										1.5	0.8	10.5	6.8

(a)	Average rates for the individual periods do not materially differ from the overall average rates disclosed.
(b)	Maturities based on the maturity date, not the re-pricing date. This debt will be refinanced using existing standby facilities.
(c)	Includes interest payable.

(million)	2003 US$	2003 A$	2002 A$
29 Contracted capital expenditure
Estimated capital expenditure contracted for at balance date but not provided for
Payable within one year - CSR Limited and controlled entities	8.0	13.3	26.0
Payable within one year - associate entities	—	—	3.6
Total contracted capital expenditure	8.0	13.3	29.6

30 Contracted lease and hire expenditure
Contracted lease and hire expenditure commitments not otherwise provided for in the financial statements
• land and buildings	23.0	38.1	95.6
• quarry and other raw material reserves	—	—	7.9
• plant and equipment	6.9	11.4	28.4
	29.9	49.5	131.9

Contracted lease and hire expenditure comprises
Operating leases
Non-cancellable payable
• within 1 year	8.6	14.3	33.5
• between 1 and 2 years	7.8	12.9	23.3
• between 2 and 5 years	10.4	17.2	44.2
• after 5 years	0.9	1.5	16.1
	27.7	45.9	117.1
Other payable
• within 1 year	0.6	0.9	3.8
• between 1 and 2 years	0.6	1.0	3.0
• between 2 and 5 years	1.0	1.7	6.9
• after 5 years	—	—	1.1
	2.2	3.6	14.8
Total operating lease and hire expenditure	29.9	49.5	131.9
Total minimum finance lease payments	0.2	0.3	3.9
Less amounts provided for in the financial statements
• current lease liabilities	0.1	0.1	1.6
• non-current lease liabilities	0.1	0.2	2.3
Finance lease expenditure not otherwise provided for in the financial statements	—	—	—
Total contracted lease and hire expenditure not otherwise provided for in the financial statements	29.9	49.5	131.9

The total of minimum rentals to be received in the future under non-cancellable subleases as at March 31, 2003 is not material.

Contingent rentals for 2003 and 2002 financial years were not material.

The leases on most of the CSR Group’s rental premises contain renewal options. The CSR Group’s decision to exercise renewal options is primarily dependant upon the level of business conducted at the location and the profitability thereof.

CSR land and building leases primarily cover the corporate headquater building (A$17.3 million) and Building Products distribution and trade centres (A$19.4 million), while the majority of plant and equipment leases (A$11.4 million) relate to forklifts and photocopiers.

31           Non-cash financing and investing activities

During the year ended March 31, 2003, CSR Limited demerged its Rinker Materials and Readymix businesses through a non-cash capital return and distribution to shareholders. The demerger was implemented by way of a scheme of arrangement (“Scheme”) between CSR and its shareholders, a reduction in CSR’s capital (A$0.84 per share) and a special dividend (A$0.69 per share). Under the Scheme, instead of CSR shareholders receiving these entitlements in cash, CSR automatically applied these amounts as payment for Rinker Group Limited shares. Rinker Group Limited shares were issued on April 11, 2003. Details of the assets demerged are given in notes 35 and 37, and details of the profit recorded on demerger is given in note 3.

During the years ended March 31, 2003, 2002 and 2001, CSR Limited issued shares to employees of CSR Limited and its controlled entities under the terms of the Universal Share Option Plan (refer note 22).

During the year ended March 31, 2001, CSR Limited was gifted shares in Sugar Terminals Limited which CSR valued at A$27.5 million.  The bulk sugar teminals which are owned by Sugar Terminals Limited are strategically important in the distribution and marketing of Queensland raw sugar, with the majority of raw sugar produced in Queensland distributed, both internationally and domestically, through these specialised regional bulk sugar terminals.  Additionally, almost all mill-produced raw sugar is sold as feedstock for sugar refineries.  As such, efficiency of bulk loading and the ability to store in large quantities to meet customer delivery requirements is of significant importance in terms of competitiveness.  Further, if access to the bulk sugar terminals were to be denied, CSR’s raw sugar factories, and most others in Queensland, would be unable to operate as there is no other realistic alternative for getting the product to market.  Investment in Sugar Terminals Limited is restricted to cane growers and millers.

The value of these shares was determined using a discounted cash flow analysis of the expected future cash flows (CSR’s expected dividends) from Sugar Terminals Limited. This analysis is undertaken annually to determine whether there has been any imparement in carrying value. The receipt of these shares was recorded as other revenue from ordinary activities (note 2) and recognised as other financial assets (note 13).

32           Related party information

Transactions within the 100% owned group

During the year, mainly to facilitate the demerger, the CSR group sold certain businesses to other entities within the 100% owned group. A number of contractual arrangements were entered into with Rinker Group Limited and its controlled entities (“Rinker group”) to facilitate the demerger. These arrangements were not necessarily on commercial terms and conditions. Amounts receivable from and payable to Rinker group as at March 31, 2003 are detailed in notes 10 and 19.

During the year the CSR group advanced and repaid loans, sold and purchased goods and services and provided accounting and administrative assistance to its 100% owned controlled entities.

All non-demerger transactions with related parties are on commercial terms and conditions.

Other related parties

Other than transactions with Rinker group discussed above and associate entities disclosed in note 34, no material amounts were receivable from, or payable to, related parties as at March 31, 2003,  2002 and 2001, and no material transactions with related parties occurred during these years.

Directors and director-related entities

The directors who held office during the year and their holdings of CSR securities are detailed in the table below. The directors increased their holdings of CSR ordinary shares on terms and conditions no more favourable than those available to other employees or shareholders.

Non-executive directors have agreements with CSR Limited which conform to the provisions of the company’s constitution in respect of entitlements to retirement and termination payments.

Directors’ holdings of CSR Securities

The directors’ holdings of CSR securities are detailed in the table below.  The directors increased their shareholdings of CSR ordinary shares on terms no more favourable than those available to other employees or shareholders.

Shareholdings of directors and director-related entities

	Number of shares				Number of options
	March 31 2002	Acquired	Sold	March 31 2003	March 31 2002	Issued	Lapsed	Exercised	March 31 2003
John Arthur(a)	8,412	9,251	—	17,663
John Ballard(a)	10,000	10,000	—	20,000
Ian Blackburne	22,000	2,000	—	24,000
Alec Brennan	568,220	470,561	(241,059)	797,722	400,000	—	—	(300,000)	100,000
David Clarke(a)	88,294	100,000	—	188,294	400,000	—	—	(100,000)	300,000
Carolyn Hewson(b)	19,776	3,828	—	23,604
Peter Kirby(c)	1,085,216	945,049	(250,000)	1,780,265	675,000	—	—	(450,000)	225,000
John Morschel(a)	29,111	10,529	—	39,640
John Wylie(b)	21,088	13,553	—	34,641

(a)	Balance at date of retirement, April 11, 2003.
(b)	In April 2003, under the Employee Share Acquisition Plan, the following shares were acquired; Carolyn Hewson (2,200) and John Wylie (7,789).
(c)	Balance at date of retirement, March 31, 2003.

Loans to Directors

Aggregate repayments of A$nil million (2002: A$0.004 million; 2001: A$0.006 million) were received from the following directors of CSR Limited and its controlled entities during the year:  B M Mann.

Employee share plan interest free loans to directors.

Aggregate loans of A$0.031 million (2002: A$0.040 million, 2001: A$0.029 million) were made to, and aggregate repayments of A$0.222 million (2002: A$0.058 million, 2001 A$0.048 million) were received from, the following directors of CSR Limited and its controlled entities during the year:

M O Bateman, P J Bremner, A N Brennan, M B Buckland, J E Burman, M J Canny, K R Carew, A B Carlton, D J Collins, K N Commins, J H Crossley, J L Davies, M R Day, F T Dooley, G R Doyle, A P Driver, R E Elliott, D J Ellis, J W Ellis, I D Forrest, R G Gellweiler, F N Gosling, C J Grubb, R J Halbert, A P Hoskins, E K Ip, P G James, D C Lane, H F Leong, G Livingstone, N H Lowndes, B M Mann,  R J McGregor, P M McGuigan, J V McKay, D J McKenzie, I M McMaster, K R Merton, R Michel, N F Miller, P R Nettheim, W C Ong, G F Pettigrew, C W Power, J C Prior, S A Quay, M J Ring, D E Ryerson, I R Sampson, P A Simpson, E A Smith, M Sneddon, C T Soh, P D Stone, V C Thomas, D J Timms, P W Trimble, J F Vear, A R Vivian, S P Vlam, P G Wakeham, W H Webb, J B Wilcox.

Transactions with directors and director-related entities

Related entities of A Codina, a non-executive director of Rinker Materials Corporation received fees and commissions to jointly develop land that was held by a controlled entity of Rinker Materials Corporation (2003: nil, 2002: nil, 2001: US$17,887). Related entities of A Codina entered into a contract in August 1999, for the purchase of land from a controlled entity of Rinker Materials Corporation at a price of A$8,930,254 (US$5,685,000), which was based upon two independent valuations and which was secured by a mortgage of A$6,200,145 (US$3,947,000) at an interest rate of 10% per annum. For the year ended March 31, 2002 mortgage repayments of A$5,303,604 (US$2,819,926) were received (2001: US$1,127,074). The mortgage was fully discharged on August 31, 2001. For the year ended March 31, 2002 interest of A$277,222 (US$141,383) was received (2001: US$318,447) on the mortgage and at March 31, 2002 there were no outstanding interest obligations (2001: US$23,950). All interest and principal were received when due.  For the year ending March 31, 2003 related entities of A Codina entered into a contract with a controlled entity of Rinker Materials Corporation to erect a building in the amount of A$778,210 (US$440,000). There were additions to the contract bringing the total amount to A$972,762(US$550,000). The building is complete and payment was made in full as of March 31, 2003.

A Ireland, a former non-executive director with Rinker Materials Corporation, received A$159,179 (US$90,000) for consulting services to Rinker Materials Corporation (2002: US$90,000, 2001: US$90,000).

A related entity of M Lai, an executive director of CSR controlled entities, purchased goods valued at A$nil (2002: A$93,277, 2001 A$112,755) from, and sold goods valued at A$nil (2002: A$114,108, 2001: A$458,983) to, a CSR controlled entity.

In addition, transactions entered into during the year with directors of CSR Limited and its controlled entities and with their director-related entities which are within normal customer or employee relationships on terms and conditions no more favourable than those available to other customers, employees or shareholders include:

• acquisition of shares in CSR Limited under the employee share plans;

• acquisition of options in CSR Limited under the Executive Share Option Plan;

• dividends from shares in CSR Limited;

• sale of goods and services;

• contracts of employment and reimbursement of expenses; and

• contracts of employment with relatives of directors on either a full-time or work experience basis.

Relationship between CSR Limited and Rinker Group Limited

On March 28, 2003, the Federal Court of Australia approved the demerger of Rinker Group Limited from CSR Limited. Rinker Group Limited was admitted to the official list of the ASX and its shares were quoted on the stock market conducted by the ASX effective March 31, 2003 (on a deferred settlement basis).

Prior to the demerger, Rinker Group Limited was a wholly owned subsidiary of CSR.  As a result of the demerger, Rinker Group Limited became a separately listed company and the CSR group and the Rinker group now operate independently of each other.

As part of the demerger transition process, the CSR group and the Rinker group have entered into various contractual arrangements dealing with the separation and the ongoing business relationships and operations between CSR Limited and Rinker Group Limited as independent companies as detailed below:

Property

Readymix has agreed to share future property profits from certain land sales with CSR Limited.

Indemnity and claims management

CSR Limited has granted Rinker Group Limited, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by Rinker Group Limited’s insurance) arising from any claim made against any of them arising from any actions or omissions done in relation to any of the businesses which are conducted by the CSR group after the demerger (or businesses that would have been conducted by the CSR group after the demerger except that those businesses have been closed before the demerger) regardless of when the liability or loss to which the claim relates arises. In addition, CSR Limited would be required to indemnify Rinker group companies in the event of any asbestos related liabilities imposed on them on account of CSR Limited’s legal torts.

Rinker Group Limited has granted CSR Limited, its subsidiaries, directors, officers and employees and the directors, officers and employees of its subsidiaries an indemnity against liability (to the extent it is not covered by CSR Limited’s insurance) arising from any claim made against any of them arising from any actions or omissions done in relation to any of the businesses which are conducted by the Rinker group after the demerger (or businesses that would have been conducted by the Rinker group after the demerger except those businesses that have been closed before the demerger), regardless of when the liability or loss to which the claim relates arises.

Insurance

Rinker Group Limited is responsible for its own insurance arrangements, including directors’ and officers’ insurance following the demerger. However, the directors and officers of Rinker Group Limited and CSR Limited at March 28, 2003 will continue to have the benefit of the directors and officers run off insurance held by CSR Limited in respect of matters which occurred before the demerger took effect.

Tax Liability

The Rinker group is responsible for, and has indemnified CSR Limited in respect of, tax liabilities relating to the businesses to be conducted by Rinker group companies after the demerger as though the relevant Rinker group companies had always owned and operated those businesses, and the CSR group is responsible for, and has indemnified Rinker Group Limited in respect of, tax liabilities relating to the businesses conducted by the CSR group after the demerger.

Transition and shared services arrangements

Rinker Group Limited and CSR Limited have entered into an agreement pursuant to which the CSR group will supply, or procure the supply of, a variety of services to the Rinker group during a transitional period. It is expected that the transitional period will be no more than 18 months and with respect to some services a shorter period.

Bond guarantee

At March 31, 2003, CSR Limited has outstanding pre demerger guarantees on 2004 and 2005 amounting to A$499.1 million taken over by Rinker Group Limited as part of the demerger transaction. Rinker Group Limited has provided CSR Limited bank guarantees to provide indemnity against any liability arising to CSR Limited in respect of these bonds.

Workers’ compensation arrangements

CSR Limited and Rinker Group Limited have entered into deeds of indemnity and management agreements relating to workers’ compensation claims relating to incidents prior to the demerger. The deeds of indemnity provides for indemnities in respect of common law and statutory workers’ compensation liabilities after the demerger.

Superannuation arrangements

Details are provided in note 33.

Guarantees and financial support

Rinker has agreed to use its best endeavours to procure the release of all guarantees and financial support given by CSR group in respect of the businesses to be conducted by the Rinker group after the demerger except as otherwise agreed. CSR will have reciprocal obligations.

Each of CSR and Rinker indemnify the other against liabilities in relation to such guarantees and financial support until they are released.

Statutory licences

CSR and Rinker have agreed to co-operate and to act reasonably in relation to the transfer of statutory licenses from members of CSR group to members of the Rinker group.

Financial and tax assistance

Rinker and CSR have agreed to assist each other in relation to past and future financial and tax matters and each will allow the other access to records in connection with the preparation of tax returns or tax audits by the Australian Taxation Office or State Revenue authorities.

Business records

Rinker has agreed to maintain the business records transferred to it as part of the internal restructuring prior to the demerger for a period of seven years after the demerger and allow CSR to access and make copies of those records.  CSR has agreed to maintain any business records that relate to the Rinker group’s businesses and which were not transferred to the Rinker group as part of the internal restructuring for a period of seven years after the demerger and allow Rinker to access and make copies of those records.

33           Superannuation commitments

The CSR Group participates in a number of superannuation funds in Australia, New Zealand and other countries where they operate. The funds provide benefits either on a defined benefit or cash accumulation basis, for employees on retirement, resignation or disablement, or to their dependants on death. Employer contributions are legally enforceable, with the right to terminate, reduce or suspend those contributions upon giving written notice to the trustees. However, CSR Limited and its Australian controlled entities are required to provide a minimum level of superannuation support for employees under the Australian Superannuation Guarantee legislation.

Asset backing

The assets of the funds were sufficient to satisfy all benefits which would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee.

Accumulation funds

The benefits provided by accumulation funds are based on the contributions and income thereon held by the fund on behalf of the member. Contributions are made by the member and the company based on a percentage of the member’s salary, as specified by the rules of the fund. These contributions are expensed in the period they are incurred.

Defined benefit funds

The benefits provided by defined benefit funds are based on length of service or membership and salary of the member at or near retirement. Member contributions, based on a percentage of salary, are specified by the rules of the fund. Employer contributions generally vary based on actuarial advice and may be reduced or even cease when a fund is in actuarial surplus. These contributions are expensed in the period they are incurred.

Harwood Superannuation Fund

In Australia, CSR Group entities will participate in the Harwood Superannuation Fund (formerly CSR Australian Superannuation Fund) for those CSR Group employees who are currently members of that fund and any new employees who become members of that fund. CSR Limited and Rinker Group Limited will each separately cover, in effect, 50% of the funding of the accrued defined benefit liabilities of the Harwood Superannuation Fund as at the demerger date, which will be revalued by the actuary at least annually. CSR Limited will be responsible for obligations with respect to benefits accrued after the demerger relating to individuals who are employed post demerger by their respective group companies.

Defined benefit funds sponsored by CSR	Accrued	Market value		Vested	Employer contributions for the year
(A$ million)	benefits	of assets	Surplus	benefits	Paid	Payable
Harwood Superannuation Fund - Defined
Benefit Division(a)(b)	165.6	167.9	2.3	164.8	38.5	—
Monier PGH Superannuation Fund
Defined Benefit Division(c)	47.9	54.0	6.1	47.6	3.0	0.3

(a)     These amounts are calculated at March 31, 2003 based on the assumptions used for the last actuarial review which was performed on June 30, 2001 by R Paton FIA FIAA. These amounts represent the liabilities of the fund as at March 31, 2003. The fund is being split into two separate plans from the date of demerger.

(b)     Actuarial Liabilities are determined to be past service liabilities based on membership accrued up to March 31, 2003. As at March 31, 2003, the assets of the Harwood Superannuation Fund attributable to the Defined Benefit Division (DBD) were 101% of the corresponding actuarial liabilities.  There is an enforceable obligation for CSR Limited and Rinker Group Limited to contribute such amounts as to ensure that the assets attributable to the DBD are not less than 120% of the amount required to meet the actuarial liabilites of the DBD. CSR Limited has made available to the Trustee of the Fund a bank guarantee to satisfy that commitment. Rinker Group Limited is required to cover, in effect, 50% of such obligations.

(c)     Last actuarial review performed on July 1, 2002.

34                           Equity accounting information

(million)		Ownership interest			Carrying amount
Name of entity	Principal activity	2003%	2002%	2003 US$	2003 A$	2002 A$

Australian Cement Holdings Pty Ltd(a)(b)	cement manufacture	—	50	—	—	136.9
Metromix Pty Ltd(a)	pre-mixed concrete	—	50	—	—	13.4
Rondo Pty Ltd	building products	50	50	2.7	4.5	4.4
Enviroguard Pty Ltd	waste management	50	50	3.1	5.1	5.1
New Zealand Sugar Company Limited	sugar refining	50	50	12.0	19.8	19.8
C.Czarnikow Limited(c)	sugar brokering	43	43	7.3	12.0	10.7
Other immaterial associates(a)				—	—	0.8
Associate companies				25.1	41.4	191.1

Sugar Australia joint venture(b)	sugar refining	50	50	58.6	97.0	102.5

CSR Emoleum(a)(c)	road resurfacing	—	50	—	—	19.2
Other immaterial partnerships				—	—	3.8
Partnerships				—	—	23.0

Total investments accounted for using the equity method				83.7	138.4	316.6

(a)	Demerged on March 28, 2003
(b)

CSR’s share of revenue from Australian Cement Holdings was A$200.6 million (2002: A$182.0 million) and share of expenses was A$180.4 million (2002: A$161.1 million) CSR’s share of revenue from Sugar Australia was A$197.1 million (2002: A$212.8 million) and share of expenses was A$185.1 million (2002: A$203.6 million).

(c)	The year end is December 31.

(million)	2003 US$	2003 A$	2002 A$
Equity accounted amount of investments at the beginning of the financial year	191.4	316.6	334.8
Share of associate entities’ profit from ordinary activities before income tax	43.7	72.3	61.5
Share of income tax	(11.5)	(19.0)	(16.1)
Dividends and distributions received	(40.4)	(66.9)	(51.8)
Additional capital investment	0.3	0.5	—
Acquisitions	5.6	9.2	—
Acquisitions by CSR group of a controlling interest	—	—	(11.8)
Demerged associate entities	(104.3)	(172.5)	—
Foreign currency translation and other	(1.1)	(1.8)	—
Equity accounted amount of investments at the end of the financial year	83.7	138.4	316.6

(million)	2003 US$	2003 A$	2002 A$
Share of reserves attributable to associate entities
Retained profits(d)	22.8	37.7	49.1
Asset revaluation reserves(d)	0.3	0.5	0.5

Summarised financial position of associate entities
Assets
• cash	35.1	58.1	61.2
• other current assets	147.0	243.2	468.7
• property, plant and equipment	114.7	189.7	599.1
• other non-current assets	10.2	16.8	27.6
Liabilities
• current accounts payable	(50.7)	(83.9)	(171.5)
• current borrowings and other liabilities	(57.0)	(94.3)	(149.1)
• non-current liabilities	(23.4)	(38.7)	(197.2)
Net assets	175.8	290.9	638.8

(d) - Opening balances as at April 1, 2001 were: retained profits A$50.6 million and asset revaluation reserves A$0.5 million.

Balances and transactions with associate entities
Current loans and receivables	11.8	19.5	46.1
Non-current loans and receivables	4.5	7.4	16.1
New loans and receivables	14.6	24.1	77.9
Loans and receivables repaid	12.9	21.4	46.8
Current payables	0.3	0.5	32.7
Purchases of goods and services	96.1	159.0	134.6
Sales of goods and services	30.0	49.7	43.3
Capital repaid	0.5	0.8	—
Dividends and distributions received and receivable	40.4	66.9	51.8

35           Acquisitions and disposals of controlled entities and businesses

	Date acquired	Interest %	Consideration		Net tangible assets
(million)			US$	A$	US$	A$
Controlled entities acquired(a)
Kiewit Materials Company(b)	26-Sep-02	100	602.6	996.9	183.3	303.2
Premier Ceilings (WA) Pty Ltd	01-Apr-02	67	—	—	0.1	0.2
Businesses acquired during the year(c)			2.4	3.9	0.8	1.3
			605.0	1,000.8	184.2	304.7

	2003	2003	2002	2001
Value of net assets of controlled entities and businesses acquired	US$	A$	A$	A$
Cash	20.8	34.4	—	0.4
Receivables	75.0	124.1	6.2	83.2
Inventories	16.4	27.1	10.3	62.0
Other current assets	3.3	5.4	0.2	2.4
Investments	5.6	9.2	—	—
Property, plant and equipment	183.5	303.6	86.6	426.2
Intangibles	0.3	0.5	—	37.5
Other non-current assets	10.7	17.7	—	61.8
Interest-bearing liabilities and payables	(64.3)	(106.4)	(8.1)	(213.2)
Provisions	(65.3)	(108.0)	(0.7)	(39.8)
Outside equity interests	(1.5)	(2.4)	—	—
	184.5	305.2	94.5	420.5
Goodwill acquired	421.0	696.4	64.0	673.0
Acquisition expenses/provisions	(0.5)	(0.8)
Total consideration	605.0	1,000.8	158.5	1,093.5
Cash balances acquired	(20.8)	(34.4)		(0.4)
Change in capital receivables and payables	3.3	5.4	—
Total flow of cash	587.5	971.8	158.5	1,093.1

Material Acquisitions

On September 26, 2002, the CSR group acquired Kiewit Materials Company for A$996.9 million. Kiewit has significant operations in aggregates, concrete and asphalt, primarily in Arizona, however also in Oregon and northern California. Kiewit markets to a wide variety of customers including highway contractors, commercial, industrial and residential contractors, public works contractors, wholesalers and retailers of decorative rock products, interstate railroads and manufacturers of concrete block products. The acquisition was incorporated into the CSR group using the purchase method of accounting.

CSR’s strategy has been to grow in heavy building materials by developing strong positions in high population and economic growth regions.  The Kiewit acquisition expanded Rinker Materials’ operations in the western United States, especially in Arizona, which is one of the states with greatest population growth in the country.  Kiewit was judged to have a strong financial performance, with a good management team and the number one or number two market share in aggregates, concrete, and/or asphalt in most of its markets.  Management conducted a structured due diligence program using both internal and external experts to assess the company’s value as an acquisition prospect.  The acquisition price was based on commercial arms length negotiations. The amount of Kiewit goodwill on acquisition expected to be deductible for tax purposes is immaterial.

The following unaudited pro forma financial information presents results of operations on an Australian GAAP basis as if Kiewit had been acquired at the beginning of each year presented.  Pro forma adjustments have been made to include the effect of amortisation of goodwill from that date and the related tax benefit.  The unaudited pro forma financial information is provided for informational purposes only and is not necessarily indicative of the CSR group’s operating results that would have occurred had the acquisition been consummated on the dates for which the consummation of the acquisition is being given effect, nor is it necessarily indicative of the CSR group’s future operating results. The pro forma amounts do not reflect any operating efficiencies and cost savings that the CSR group believes are achievable.

(A$ million except per share data)	2003	2002
Trading revenue	7,741.9	7,980.3

Profit from ordinary activities before finance and income tax	2,489.6	997.3
Interest income	8.9	32.4
Borrowing costs	(114.2)	(134.5)
Profit from ordinary activities before income tax	2,384.3	895.2
Income tax expense	(286.8)	(283.8)
Outside equity interest	(23.7)	(22.5)
Net profit attributable to members of CSR Limited	2,073.8	588.9

(A$ per share)	2003	2002
Basic earnings per share	2.21	0.62
Diluted earnings per share	2.21	0.62

There were no material acquisitions during the year ended March 31, 2002.

The only material acquisition made by the CSR group during the year ended March 31, 2001 was Florida Crushed Stone Company, Inc. This aggregates and cement company was acquired on July 21, 2000 for A$597.2 million (including the assumption of A$158.4 million of debt).  The Florida Crushed Stone Company, Inc. acquisition included an aggregates quarry, three limerock quarries, a dry process cement mill and various other assets.  The acquisition was incorporated into the CSR group using the purchase method of accounting.

	Date Acquired		Profit on disposal		Net tangible assets
(million)		%	US$	A$	US$	A$

Controlled entities disposed excluding demerged entities(a)
U-Liner Mid-America, Inc.	August 1, 2002	100	0.4	0.7	5.1	8.4
Businesses disposed during the year(c)			0.2	0.4	14.2	23.6
			0.6	1.1	19.3	32.0
Controlled entities demerged (refer note 37)			891.6	1,475.0	925.0	1,530.2

	Demerged		Disposals
	2003	2003	2003	2003	2002	2001
Value of net assets of controlled entities disposed	US$	A$	US$	A$	US$	A$
Cash	111.7	184.8	—	—	—	10.7
Cash available from CSR Limited	154.3	255.3	—	—	—	—
Receivables	474.9	785.6	2.4	4.0	—	117.4
Inventories	234.7	388.2	5.8	9.6	1.1	29.8
Other current assets	22.7	37.6	—	—	—	—
Investments	104.3	172.5	—	—	—	1.0
Property, plant and equipment	1,617.3	2,675.5	12.3	20.3	28.2	209.7
Intangibles	23.0	38.0	0.7	1.1	—	0.2
Other non-current assets	184.6	305.3	0.2	0.3	—	19.8
Payables	(390.6)	(646.2)	(1.3)	(2.2)	—	—
Interest-bearing liabilities	(1,221.0)	(2,019.9)	—	—	—	(119.4)
Provisions	(357.6)	(591.6)	—	—	—	(52.7)
Outside equity interests	(10.2)	(16.9)	—	—	—	(36.4)
	948.0	1,568.2	20.0	33.1	29.3	180.1
Goodwill disposed	879.9	1,455.6	0.9	1.5	—	12.8
Divestment expenses/provisions	44.9	74.2	—	—	—	55.3
Profit on disposal	891.6	1,475.0	0.7	1.1	—	233.1
Total consideration	2,764.4	4,573.0	21.6	35.7	29.3	481.3
Cash balances disposed			—	—	—	(10.7)
Gove Aluminium Ltd sale hedge costs			—	—	(27.2)	—
Change in divestment receivables and payables			21.8	36.1	13.4	313.1
Total flow of cash			43.4	71.8	15.5	783.7

(a) Operating results of the entities acquired (disposed) are included in the statement of financial performance from the date acquired (up to the date disposed).

(b) Acquired 100% of the holding company Kiewit Materials Company, which owns some non wholly owned controlled entities with outside equity interests.

(c) Businesses acquired (disposed) during the year, which were mainly in Rinker Materials Corporation, have been absorbed into (deducted from) the existing Rinker group company structure.

36           Particulars relating to controlled entities

	Country of incorporation	% CSR ownership

Parent entity		2003	2002
CSR Limited	Australia
ALC Las Vegas Mining Claims, LLC (d) (e)	USA	—	—
Amalgamated Sugar Mills Pty Ltd	Australia	100	100
American Limestone West, LLC (e)	USA	—	100
ARC Management Company, Inc (e)	USA	—	100
ARC Materials Corporation (e)	USA	—	100
Austocean Pty Ltd (c)	Australia	—	100
Australian Blue Metal Ltd (b)	Australia	100	100
Ballestrin Concrete Constructions Pty Ltd (e)	Australia	—	100
Bettaform Constructions Pty Ltd (e)	Australia	—	100
BI (Australia) Pty Ltd	Australia	100	100
BI (Contracting) Pty Ltd	Australia	100	100
BI Holdings Australia Pty Ltd	Australia	100	100
Bradford Holdings, Inc	Canada	100	100
Bradford Insulation (M) Sdn Bhd	Malaysia	100	100
Bradford Insulation Industries Pty Ltd	Australia	100	100
Brimik Pty Ltd (b)	Australia	100	100
Buchanan Borehole Collieries Pty Ltd	Australia	100	100
Chang Chien Engineering Co., Ltd	Taiwan	100	100
Chang Yuan Enterprises Ltd (b)	Taiwan	100	100
Chelsea Estates NZ Pty Ltd (formerly Chelsea Estates Ltd)	Australia	100	100
Chelsea Nominees Ltd	New Zealand	100	100
CSR-SYC Hebel Taiwan Co, Ltd	Taiwan	100	100
CSR Bradford Air (M) Sdn Bhd	Malaysia	100	100
CSR Building Materials (HK) Ltd	Hong Kong	100	100
CSR Building Materials (M) Sdn Bhd	Malaysia	70	70
CSR Building Materials (NZ) Ltd	New Zealand	100	100
CSR Building Materials Trading (Shanghai) Co., Ltd (d)	China	100
CSR Building Systems (M) Sdn Bhd	Malaysia	70	70
CSR Climate Control (M) Sdn Bhd	Malaysia	70	70
CSR Concrete Products Co., Ltd (b)	Taiwan	85	85
CSR Developments Pty Ltd (formerly CSR Investments PNG Pty Ltd)	Australia	100	100
CSR Distilleries Operations Pty Limited	Australia	100	100
CSR Emoleum Services Pty Ltd (e)	Australia	—	100
CSR Ethanol Pty Ltd	Australia	100	100
CSR Finance Limited	Australia	100	100
CSR Guangdong Glasswool Co., Ltd	China	79	79
CSR Gypsum Products (UK) Ltd	UK	100	100
CSR Hebel Australia Pty Ltd	Australia	100	100
CSR Humes Pty Ltd (b)	Australia	100	100
CSR Humes (UK) Limited	UK	100	100
CSR Insulation (Thailand) Limited	Thailand	100	100
CSR Insurance Pte Limited	Singapore	100	100
CSR International Pty Ltd	Australia	100	100
CSR Investments Pty Ltd	Australia	100	100
CSR Investments (Asia) Pty Ltd	Australia	100	100
CSR Investments (Indonesia) Pty Ltd	Australia	100	100
CSR Investments (Taiwan) Pty Ltd	Australia	100	100
CSR Investments (Thailand) Pty Ltd	Australia	100	100
CSR Plane Creek Pty Ltd	Australia	100	100
CSR Readymix (Australia) Pty Ltd (b)	Australia	100	100
CSR Readymix (Qld) Pty Ltd	Australia	100	100
CSR South East Asia Pte Ltd	Singapore	100	100
CSR Sugar Investments Pty Ltd	Australia	100	100
CSR Sugar Pty Ltd	Australia	100	100
CSR Sugar (Herbert) Pty Ltd	Australia	100	100
CSR Sugar (Invicta) Pty Ltd	Australia	100	100
CSR Sugar (Kalamia) Pty Ltd	Australia	100	100
CSR Taiwan Co, Ltd	Taiwan	100	100
CSR Travel Pty Ltd (b)	Australia	100	100
CSR (Guangdong) Rockwool Co., Ltd	China	70	70
CSR (Pioneer Sugar) Pty Ltd	Australia	100	100
CSR (Tianjin) Readymix Co., Ltd (e)	China	—	70
CSR (UK) Holdings (c)	UK	—	100
F & L (Qld) Pty Ltd	Australia	100	100
Farley & Lewers Ltd	Australia	100	100
FCS Las Vegas Mining Claims, LLC (d) (e)	USA	—	—
FEP Bricks Pty Ltd (formerly CSR Bricks Pty Ltd) (c)	Australia	—	100
FEP Colourtile Pty Ltd	Australia	100	100
FEP Construction Holdings Pty Ltd	Australia	100	100
FEP SE Asia Pty Ltd (formerly CSR SE Asia Pty Ltd) (c)	Australia	—	100
Florida Crushed Stone Company (e)	USA	—	100
Fort Calhoun Stone Company (e) (f)	USA	—	—
Gove Aluminium Finance Ltd	Australia	70	70
Guernsey Stone Company (e) (f)	USA	—	—
Gyprock Holdings Pty Ltd	Australia	100	100
Havelock Food Products Pty Ltd	Australia	100	100
HCC Las Vegas Mining Claims, LLC (d) (e)	USA	—	—
Hydro Conduit Corporation (e)	USA	—	100
Hydro Conduit Management Company, Inc. (e)	USA	—	100
Hydro Conduit of Texas, LP (e)	USA	—	100
Hydro Investments, Inc. (e)	USA	—	100
KMC Las Vegas Mining Claims, LLC (d) (e)	USA	—	—
LV Western Mining Claims, LLC (d) (e)	USA	—	—
Marana Golf, Inc. (e) (f)	USA	—	—
Midalco Pty Ltd	Australia	100	100
Mili, LLC (e)	USA	—	100
Monier PGH Holdings Limited	Australia	100	100
Northwest Materials Holding Company (e) (f)	USA	—	—
Oxi, LLC (e)	USA	—	100
Oxi Golf, LLC (e)	USA	—	50
Ozsands International Pty Ltd	Australia	100	100
Pacific Rock Products, LLC (e) (f)	USA	—	—
Pacific Rock Products Trucking, LLC (e) (f)	USA	—	—
Pioneer Sugar Mills Pty Ltd	Australia	100	100
Pipe Liners, Inc (e)	USA	—	100
Plaster Castings Pty Ltd (c)	Australia	—	100
Premier Ceilings (WA) Pty Ltd	Australia	67	50
PT Prima Karya Plasterboard	Indonesia	100	100
Pyneboard Pty Ltd	Australia	100	100
Quality Ready Mix, Inc. (e) (f)	USA	—	—
Queensland Sugar Power Pool Pty Ltd	Australia	82	82
Ready Mixed Concrete Ltd	Australia	100	100
Readymix Holdings Pty Ltd (e)	Australia	—	100
Readymix Properties Pty Ltd (formerly Humes Australia Pty Ltd) (e)	Australia	—	100
Readymix Roads Group Pty Ltd (formerly Readymix Australia Pty Ltd) (e)	Australia	—	100
Refined Sugar Services Pty Limited	Australia	100	100
Richter Drilling Pty Ltd (c)	Australia	—	100
Rinker Group Limited (formerly CSR Investments Overseas Ltd) (e)	Australia	—	100
Rinker Group Share Plan Pty Ltd (formerly Roads Holdings Pty Ltd) (e)	Australia	—	100
Rinker Management Company, Inc (e)	USA	—	100
Rinker Materials Corporation (e)	USA	—	100
Rinker Materials Foreign Sales Corporation (e)	US Virgin Is.	—	100
Rinker Materials Leasing LLC (formerly Kiewit Materials Leasing LLC) (e) (f)	USA	—	—
Rinker Materials Nevada, Inc. (e)	USA	—	100
Rinker Materials of Florida, Inc. (e)	USA	—	100
Rinker Materials Polypipe, Inc. (e)	USA	—	100
Rinker Materials South Central, Inc (formerly American Limestone Company, Inc) (e)	USA	—	100
Rinker Materials Steel Framing, Inc. (e)	USA	—	100
Rinker Materials West, LLC (e)	USA	—	100
Rinker Materials Western, Inc. (formerly Kiewit Materials Company) (e) (f)	USA	—	—
Rinker Modular Systems, LLC (e)	USA	—	50
Rivarol Pty Ltd	Australia	100	100
RMF Las Vegas Mining Claims, LLC (d) (e)	USA	—	—
Sellars Holdings Ltd (b)	Australia	100	100
Seltsam Pty Ltd	Australia	100	100
Shelf Drilling Pty Ltd	Australia	100	100
SKCOR, L.L.C. (e)	USA	—	100
Solano Concrete Co., Inc. (e) (f)	USA	—	—
Spuncon Pty Ltd (c)	Australia	—	100
Steel Construction Systems (e)	USA	—	55
Stonelea, LLC (e)	USA	—	100
Sunrock Quarries Pty Ltd (b)	Australia	100	100
Superior Drainage, LLC (e)	USA	—	100
Tanner Companies (Yuma), Inc. (e) (f)	USA	—	—
The Forestry Pulp & Paper Company of Australia	Australia	100	100
The Haughton Sugar Co Pty Limited	Australia	100	100
The Readymix Group (Australia) Ltd (b)	Australia	100	100
Thiess Bros Pty Ltd	Australia	100	100
Thiess Holdings Pty Ltd	Australia	100	100
Twin Mountain Rock Company (e) (f)	USA	—	—
Twin Mountain Rock Venture (e) (f)	USA	—	—
U-Liner Mid-America, Inc (a)	USA	—	100
United Metro Materials, Inc. (e) (f)	USA	—	—
Upline Holdings Pty Ltd	Australia	100	100
Waterford Sands Pty Ltd (b)	Australia	100	100
West Moreton Industries Pty Ltd (b)	Australia	100	100
Western Equipment Co. (e) (f)	USA	—	—
Wilson Concrete Company (e)	USA	—	100
Woodland Pty Ltd	Australia	100	100
WPB Las Vegas Mining Claims, LLC (d) (e)	USA	—	—

(a)	Controlled entity disposed during the year.
(b)	In voluntary liquidation.
(c)	Controlled entity liquidated during the year.
(d)	Controlled entity incorporated during the year.
(e)	Controlled entity demerged on March 28, 2003.
(f)	Controlled entity acquired during the year.

37           Discontinued Operations

On November 19, 2002 the directors announced a demerger of Rinker Group Limited from the CSR Group.  The demerger of Rinker group from CSR was approved by shareholders in an Extraordinary General Meeting on March 25, 2003, and court approval was obtained on March 28, 2003. The effective date of the demerger was March 28, 2003 when CSR ceased to control Rinker Group Limited. The businesses demerged were essentially Rinker Materials Corporation (operating in the United States) and Readymix (operating in Australia and Asia) segments (refer to note 1). This has resulted in the formation of two strong groups:

• Rinker group: an international heavy building materials group of companies which is better able to participate in the ongoing consolidation of the international heavy building materials industry; and

• CSR group: an Australian diversified industrial group of companies with a strong portfolio of businesses which is better able to capitalise on its growth opportunities while distributing a higher proportion of its profits as dividends than it does currently.

The demerger is expected to help Rinker group and CSR pursue their respective strategies more effectively, focus on their strengths and, over time, deliver additional value to shareholders.

The financial information for the business that comprise the Rinker group from March 28, 2003 (and the March 31, 2002 comparative) is as follows:

(A$ million)	2003	2002
Trading revenue – sale of goods	5,231.7	5,041.0
Cost of sales	(3,125.5)	(3,017.1)
Warehouse and distribution costs	(932.2)	(887.2)
Selling costs	(98.2)	(93.4)
Administration and other operating costs(a)	(439.2)	(437.4)
Share of partnership net income	(0.3)	(0.3)
Share of associate entities’ net profit	24.6	23.5
Operating profit	660.9	629.1
Other revenue from ordinary activities	129.7	84.2
Other expenses from ordinary activities	(92.7)	(67.9)
Dividend income from controlled entities	0.2	0.3
Profit from ordinary activities before finance and income tax	698.1	645.7
Interest income	0.6	1.4
Borrowing costs(b)	(86.7)	(89.5)
Profit from ordinary activities before income tax	612.0	557.6
Income tax expense relating to ordinary activities	(220.5)	(202.4)
Net profit	391.5	355.2
Net profit attributable to outside equity interests	(2.4)	(0.7)
Net profit attributable to members of Rinker Group Limited	389.1	354.5

Cash Flow Information for the year ended March 31
Cash inflow from operating activities	912.7	868.4
Cash outflow from investing activities	(1,083.6)	(394.1)
Cash inflow (outflow) from financing activities	332.6	(502.8)
Total cash inflow (outflow)	161.7	(28.5)

(a) Includes an allocation of corporate costs of A$13.4 million before tax.

(b) Group borrowing costs for the year less amount allocated to CSR (based on a net debt of A$225 million each year).

(A$ million)	United States	Australia	Asia	Total
Geographical Segment Financial Performance Information for the year ended March 31, 2003(a)
Revenue from ordinary activities	4,311.1	980.3	70.8	5,362.2
Expenses from ordinary activities	(3,822.6)	(862.5)	(65.1)	(4,750.2)
Profit before income tax	488.5	117.8	5.7	612.0
Income tax expense	(192.8)	(27.1)	(0.6)	(220.5)
Outside equity interests	(0.6)	—	(1.8)	(2.4)
Net profit attributable to members of Rinker Group Limited	295.1	90.7	3.3	389.1

Geographical Segment Financial Performance Information for the year ended March 31, 2002(a)
Revenue from ordinary activities	4,181.7	893.1	52.1	5,126.9
Expenses from ordinary activities	(3,704.3)	(815.1)	(49.9)	(4,569.3)
Profit before income tax	477.4	78.0	2.2	557.6
Income tax expense	(185.7)	(16.2)	(0.5)	(202.4)
Outside equity interests	(0.7)	0.6	(0.6)	(0.7)
Net profit attributable to members of Rinker Group Limited	291.0	62.4	1.1	354.5

	United States	Australia	Asia	Total
Geographical Financial Position Information as at March 31, 2003(b)
Assets	5,099.7	1,168.0	30.7	6,298.4
Liabilities	(2,967.1)	(275.6)	(15.0)	(3,257.7)
Net Assets	2,132.6	892.4	15.7	3,040.7

Geographical Financial Position Information as at March 31, 2002(b)
Assets	4,452.8	949.6	49.6	5,452.0
Liabilities	(2,366.5)	(223.0)	(58.4)	(2,647.9)
Net Assets (Liabilities)	2,086.3	726.6	(8.8)	2,804.1

(a)	Refer to note 1 for business segment information for Rinker Group Limited, being the Rinker Materials Corporation and Readymix segments.
(b)	Refer to note 35 for detailed Financial Position information

38           Contingent liabilities

(million)	2003 US$	2003 A$	2002 A$
Contingent liabilities, capable of estimation, arise in respect of the following categories
Performance guarantees provided to third parties and other contingent liabilities	2.3	3.8	47.4
Guarantees given by CSR in respect of amounts borrowed by • Rinker Materials Corporation external debt(a)	301.7	499.1	—
Total contingent liabilities	304.0	502.9	47.4

(a)

Outstanding pre demerger guarantees on 2004 and 2005 Rinker Materials bonds. Rinker Materials Corporation has obtained bank guarantees for the CSR Group’s benefit for any payment obligations that are due under CSR Group guarantees.

CSR Limited and/or certain subsidiaries (CSR) were involved in mining asbestos and manufacturing and marketing products containing asbestos in Australia, and exporting asbestos to the United States.  As a result of these activities, CSR has been named as a defendant in litigation in Australia and the United States.

In Australia, claims for asbestos induced injury have been made by employees and ex-employees of CSR, by others such as contractors and transporters and by users of products containing asbestos.  As at March 31, 2003, there were 578 such claims pending.  In the United States, claims for damages are being made by people who allege exposure to asbestos fibre liberated either during the manufacture of products containing asbestos or in the installation or use of those products.  As at March 31, 2003, there were 3,115 such claims pending. CSR has been settling claims since 1989.  At March 31, 2003, CSR had resolved approximately 124,000 claims in the United States, including resolution of approximately 80,000 claims in mass settlements in West Virginia, Texas and Mississippi, and approximately 1,332 claims in Australia.

There are uncertainties surrounding litigation in each of the United States and Australia. The incidence of asbestos related disease, the propensity of claimants to make formal demands on CSR, the amount of those demands and the presence of other defendants in litigation involving CSR impact the number and value of claims made against CSR.

CSR has recognised as a provision for product liability the best estimate of the consideration required to settle the present obligation for anticipated compensation payments and legal costs as at the reporting date. In determining the provision, CSR has obtained independent expert advice in relation to the future incidence of asbestos related claims in each of the United States and Australia. Those assessments have projected CSR’s claims experience into the future using various modelling techniques that take into account a range of possible outcomes. The present value of the liabilities is estimated by discounting the estimated cash flows using the pre-tax rate that reflects the current market assessment of the time value of money based on notional long-term government bond rates and risks specific to those liabilities.

CSR has commenced proceedings in New Jersey against a number of insurers who issued policies to CSR during the years 1978 to 1989. In those proceedings CSR seeks indemnity for US asbestos claims and certain other relief.  Those proceedings are being pursued by CSR as speedily as possible.  No potential benefit from this litigation is included in the financial statements.

At March 31, 2003 a provision of A$332.3 million has been made for all known claims and probable future claims but not for such claims as cannot presently be reliably measured.  In light of the difficulty of predicting the number of further claims, the severity and mix of diseases involved, the costs of defense and indemnity associated with such claims, and other changes in the litigation environment that might affect CSR’s position or that of its subsidiaries, CSR cannot determine with certainty the amount of its ultimate liability with respect to asbestos claims nor their effect on net profit or loss or cashflows in future reporting periods.

CSR acknowledges there is a reasonable possibility that a loss exceeding the amounts already provided may be incurred, however due to the uncertainties previously outlined a determination of the amount of such losses cannot be made. However, CSR believes the asbestos litigation in the United States and Australia will not have a material adverse impact on the CSR group’s financial condition, results of operations or cash flows. This view is based upon the experience of CSR group entities in the asbestos litigation to date; the resolution of a large number of matters on commercially acceptable terms; the provisions already included in the CSR group’s financial statements; CSR’s belief that it has evidence to support CSR’s position that the fibre contained in Johns Manville gasket materials was not supplied by CSR; CSR’s expectations concerning probable settlements in pending as well as future claims; CSR’s expectations concerning the number of claims likely to be brought against it and/or its subsidiaries in the future; and the possibility of an insurance recovery as a result of the New Jersey litigation. There can, however, be no assurance that the asbestos related personal injury litigation will not have a material adverse impact on CSR’s financial condition, results of operations or cash flows.

Other Contingent Liabilities

CSR Limited acts as an authorised self-insurer in New South Wales, Queensland, Victoria, Western Australia and Australian Capital Territory for workers’ compensation insurance. Adequate provision has been made for all known claims and potential future claims that can be reliably measured. CSR sold its interest in Gove Aluminium Limited to Alcan Northern Territory Alumina Pty Limited (“Alcan”) on January 31, 2001.  On January 31, 2003 CSR received notice from Alcan of claims totaling around A$22.5 million in respect of that sale.  CSR disputes those claims and will defend them.  CSR has raised claims against Alcan in respect of an adjustment for diesel fuel rebates totaling US$21.9 million (A$36.2 million) pursuant to adjustment provisions under the sale agreement and regulations which we believe became effective on May 15, 2003.  CSR has notified Alcan of the claim but is yet to receive a response, however, CSR believes it is likely that Alcan will dispute the claim.

39           United States generally accepted accounting principles (US GAAP) information

Provided below is a summary and explanation of the differences between net profit and shareholders’ equity disclosed in these financial statements and that which would be reported if the financial statements were prepared in accordance with US GAAP. This summary and explanation is not intended to be a comprehensive US GAAP report.

(million)	Note	2003 US$	2003 A$	2002 A$	2001 A$
Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of CSR Limited		1,241.3	2,053.5	552.6	634.1
Revaluation of non-current assets	A	7.0	11.5	8.2	31.7
Divestment of assets to joint venture entities	B	1.7	2.8	2.8	2.8
Restructure and rationalisation	C	—	—	(11.0)	11.0
Acquisition accounting	D	—	—	(3.8)	(5.1)
Employee shares and share loans (Universal share/option plan)	F	(2.1)	(3.5)	(2.8)	(2.4)
Other	H	(1.3)	(2.2)	(0.1)	(0.6)
Executive Share Option Plan	I	(10.3)	(17.0)	(10.4)	—
Amortisation of goodwill	L	51.1	84.6	0.5	—
Unrecognised real estate profit	M	(12.9)	(21.4)	—	—
Adoption of AASB 1044	N	(124.0)	(205.2)	—	—
Superannuation (pension) fund	S	18.6	30.7	(8.0)	5.0
Accounting for derivative instruments and hedging	T	(0.8)	(1.3)	(0.1)
Fair value adjustment for Rinker Group Limited demerger	U	(936.5)	(1,549.2)	—	—
Unrecognised insurance debtors	V	(3.8)	(6.2)	—	—
Deferred litigation costs not recognised	W	(6.1)	(10.0)	—	—
Deferred tax effect of US GAAP adjustments		30.3	50.1	2.3	(3.2)
		(989.1)	(1,636.3)	(22.4)	39.2
US GAAP net profit attributable to members of CSR Limited		252.2	417.2	530.2	673.3

Income from continuing operations (net of tax (expense) 2003: A$(19.4)m, 2002: A$(48.9)m, 2001: A$(43.0)m)		9.2	15.2	201.8	463.9
Income from discontinued operations (net of tax (expense)/benefit 2003: A$(214.5)m, 2002: A$(184.0)m, 2001: A$(132.1)m)		277.2	458.5	328.4	209.4
Loss on disposal of discontinued operations (net of tax benefit 2003: A$17.7m)		(34.2)	(56.5)	—	—
US GAAP net profit attributable to members of CSR Limited		252.2	417.2	530.2	673.3

(Dollars per share)
Basic earnings per share
Continuing operations		—	0.02	0.21	0.46
Discontinued operations		0.30	0.49	0.35	0.21
Loss on disposal of discontinued operations		(0.04)	(0.06)	—	—
	O	0.26	0.45	0.56	0.67
Diluted earnings per share
Continuing operations		—	0.01	0.21	0.46
Discontinued operations		0.30	0.49	0.35	0.21
Loss on disposal of discontinued operations		(0.04)	(0.06)	—	—
	O	0.26	0.44	0.56	0.67

Consolidated statement of financial performance - classification differences

Under Australian GAAP, the proceeds on sale of investments are reported as revenue from ordinary activities and the book value of investments sold is reported as an expense from ordinary activities. Under US GAAP, only the net gain/(loss) on sale of investments is reported in non-operating income/(expense). Under Australian GAAP, the proceeds on sale of property, plant and equipment are reported as revenue from ordinary activities and the book value of assets sold is reported as an expense from ordinary activities (below Operating Profit). Under US GAAP, only the net gain/(loss) on sale of property, plant and equipment is reported in operating income/(expense). Under Australian GAAP, the share of net profit/(loss) of associates, joint ventures and partnerships accounted for using the equity method is reported as a component of profit/(loss) from ordinary activities. Under US GAAP, the share of net profit/(loss) of associates, joint ventures and partnerships accounted for using the equity method is generally reported net of tax below non-operating income/(expense) following income tax expense/(benefit).

Outside equity interests

The impact of the US GAAP adjustments on the outside equity interest (minority interest) is immaterial and therefore has not been reflected in the US GAAP reconciliation.

(million)	Note	2003 US$	2003 A$	2002 A$	2001 A$
Reconciliation of equity
Equity attributable to members of CSR Limited		652.7	1,079.6	4,022.8
Net effect of US GAAP adjustments on items within the statement of financial position
Current assets
• receivables (reclassify loans and receivables to associate entities)	R	(11.8)	(19.5)	(46.1)
• receivables (real estate debtors)	M	(12.9)	(21.4)	—
• deferred income tax assets (reclassification from non-current)	G	56.9	94.2	174.9
• deferred income tax assets (derivative instruments and hedging)	T	(6.0)	(10.0)	4.1
• other financial assets (derivative instruments and hedging)	T	42.7	70.7	26.3
Non-current assets
• property, plant and equipment (revaluation and impairment)	A	(76.4)	(126.4)	(252.0)
• property, plant and equipment (other)	H	2.9	4.8	6.0
• intangibles (acquisition accounting goodwill)	D	—	—	104.5
• intangibles (reverse capitalisation of trademarks)	H	(6.3)	(10.4)	(14.4)
• intangibles (reverse SFAS 142 goodwill amortisation)	L	1.0	1.6	0.5
• intangibles (superannuation (pension) fund)	S	—	—	2.5
• receivables (reclassify loans to associate entities)	R	(4.5)	(7.4)	(16.1)
• deferred income tax assets (reclassification to current)	G	(119.6)	(197.9)	(243.0)
• deferred income tax assets (derivative instruments and hedging)	T	(12.1)	(20.0)	—
• other financial assets (derivative instruments and hedging)	T	37.8	62.6	22.9
• investments accounted for using the equity method (divestment of assets)	B	(12.5)	(20.6)	(23.4)
• investments accounted for using the equity method (SFAS 133)	T	2.9	4.8	(6.5)
• investments accounted for using the equity method (reclassify loans)	R	16.3	26.9	62.2
• receivables (employee share loans)	F	(8.3)	(13.8)	(24.8)
• other (superannuation (pension) fund)	S	40.4	66.8	26.8
• other	H	(1.0)	(1.6)	4.3
Current liabilities
• deferred income tax liabilities (reclassification from non-current)	G	2.8	4.6	(22.1)
• provision for dividend	E	—	—	121.7
• other financial liabilities (derivative instruments and hedging)	T	(19.1)	(31.6)	(33.2)
• other (minimum pension liability)	S	(34.9)	(57.8)	(9.9)
Non-current liabilities
• deferred income tax liabilities (acquisition accounting)	D	—	—	(119.4)
• deferred income tax liabilities (reclassification to current)	G	64.5	106.7	97.1
• deferred income tax liabilities (US GAAP profit adjustments)		(4.8)	(8.0)	30.2
• other financial liabilities (derivative instruments and hedging)	T	(4.1)	(6.9)	(22.2)
		(66.1)	(109.6)	(149.1)
US GAAP equity attributable to members of CSR Limited		586.6	970.0	3,873.7

Statement of comprehensive income
US GAAP net profit attributable to members of CSR Limited		252.2	417.2	530.2	673.3
Other comprehensive (loss) income
• foreign currency translation		(140.4)	(232.3)	(123.8)	313.2
• hedging of US assets		25.8	42.7	36.1	(134.7)
• minimum pension liability	S	(47.6)	(78.7)	(7.4)	—
• derivative instruments and hedging	T	57.2	94.6	136.5	—
		(105.0)	(173.7)	41.4	178.5
• tax (expense)/benefit on hedging		(7.7)	(12.8)	(10.8)	45.8
• tax expense on derivative instruments and hedging	T	(16.6)	(27.4)	(40.9)	—
Total other comprehensive (loss) income		(129.3)	(213.9)	(10.3)	224.3
Comprehensive income		122.9	203.3	519.9	897.6

Accumulated other comprehensive (loss) income
Balance at the end of the financial year(a)		(42.7)	(70.6)	228.7	343.1

(a)

Fiscal year 2002 includes opening balance adjustment on April 1, 2001 on adoption of SFAS No. 133 of A$104.1 million debit. On demerger of the Rinker group from the CSR group as at March 28, 2003 A$85.4 million was transferred to Rinker Group Limited.

(million)	US$	A$

Equity rollforward

Balance as at April 1, 2000		3,520.3
Net profit attributable to members of CSR Limited		673.3
Other comprehensive income		224.3
Decrease in share capital (due to buyback)		(324.6)
Movement in shareholders loans		5.8
Dividends declared		(232.6)
Other movements in reserves		(23.5)
Balance as at March 31, 2001		3,843.0

Balance as at April 1, 2001		3,843.0
Net profit attributable to members of CSR Limited		530.2
Other comprehensive loss		(10.3)
Adjustment on adoption of SFAS 133		(104.1)
Decrease in share capital (due to buyback)		(183.0)
Movement in shareholders loans		2.4
Equity movement from executive and employee shares/options		13.2
Dividends declared		(217.7)
Balance as at March 31, 2002		3,873.7

Balance as at April 1, 2002	2,341.8	3,873.7
Net profit attributable to members of CSR Limited	252.2	417.2
Other comprehensive loss	(129.3)	(213.9)
Increase in share capital	21.8	36.1
Movement in shareholders loans	4.5	7.4
Equity movement from executive and employee shares/options	12.4	20.5
Demerger distribution and capital reduction on demerger	(1,729.2)	(2,860.6)
Accumulated other comprehensive income transferred to Rinker group on demerger	(51.6)	(85.4)
Dividends declared	(136.0)	(225.0)
Balance as at March 31, 2003	586.6	970.0

Explanatory notes

The differences between US GAAP and Australian GAAP are set out below. The matters discussed relate to the significant differences between US GAAP and Australian GAAP.

A. Revaluation and impairment of non-current assets.  Prior to adoption of Australian Accounting Standard AASB 1041 “Revaluation of Non-Current Assets” (“AASB 1041”) by the CSR group from April 1, 2001, Australian GAAP allowed non-current assets to be revalued upwards via an asset revaluation reserve. Such revaluations of assets were not allowed under US GAAP and so were reversed.

The depreciation charge on the revaluation increment of revalued assets was also reversed. Since adoption of AASB 1041 on April 1, 2001, the CSR group has elected to apply the cost basis of recording property, plant and equipment, discontinue our practice of revaluing property, plant and equipment upwards and deemed all our revalued property, plant and equipment carrying amounts as at March 31, 2001 to be their cost going forward. This means that writedowns of assets may no longer be made through the asset revaluation reserve. Assets which had previously been revalued upwards will still require a US GAAP adjustment for depreciation and profit on disposal.

Under Australian GAAP, the recoverable amount of noncurrent assets is assessed each reporting period. An impairment loss is recorded when the future discounted net cash flows expected to be generated by the asset are less than the carrying amount of the asset. Under US GAAP, property, plant and equipment and intangible assets with finite useful lives are tested for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of such assets is measured by a comparison of the carrying amount of the asset (as adjusted from Australian GAAP to US GAAP) to future undiscounted net cash flows expected to be generated from the assets’ use at the lowest level at which identifiable cash flows are generated. When the cash flow analysis indicates an asset is impaired, the impairment loss to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by quoted market prices, discounted cash flows or other valuation techniques.

B. Divestment of assets to joint venture entities.  US GAAP requires certain conditions be met before asset exchanges and disposals are considered as sales. This adjustment reverses a gain recognised on a transaction which was recorded as a sale for Australian GAAP purposes but did not meet the US GAAP criteria for a sale. The CSR group transferred refined sugar assets into the Sugar Australia joint venture in 1998. The CSR group’s contribution represented 50% of the assets of the joint venture. Under Australian GAAP, the CSR group recognised a profit on sale of A$28.3 million, however this profit was not recognised under US GAAP because there was no cash component in the sale. The US GAAP profit adjustment relates to the reversal of increased depreciation included in the equity accounted results of the Sugar Australia joint venture, because the CSR group’s share of the joint venture asset carrying values are greater than its equity accounted carrying value under US GAAP.

C. Restructure and rationalisation.  Under Australian GAAP, certain provisions were made for costs relating to the restructuring of manufacturing processes, plant closure and reorganisation. At the time they were raised, these provisions did not meet US GAAP recognition requirements and so were reversed. The provisions were expensed when they met US GAAP requirements.

D. Acquisition accounting (deferred taxes).  US GAAP requires that a deferred income tax liability be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values determined in business combinations accounted for as a purchase. The creation of this deferred income tax credit gives rise to additional goodwill on acquisition which had been amortised over the estimated period of future benefits (not exceeding 20 years) prior to adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) by the CSR group on April 1, 2002. Since adoption of SFAS 142, the balance of this goodwill will not be amortised but will be tested for impairment on an annual basis or when a trigger event occurs. No such deferred income tax liability is required for Australian GAAP.

E. Dividends.  Prior to adoption of Australian Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” by the CSR group from April 1, 2002,  dividends were provided for in the year in respect of which they were recommended by directors. Since the adoption of AASB 1044 by the CSR group, a provision for dividends is only recognised if they are declared prior to balance date, which is in accordance with US GAAP. Dividends per share are calculated under Australian GAAP as A$0.24 (2002: A$0.24, 2001: A$0.23). Using the US GAAP method of dividend recognition, dividends per share are A$0.24 (2002: A$0.23, 2001: A$0.23).

F. Employee shares and share loans.  (Universal share/option plan).  Under US GAAP, interest free non-recourse loans granted in respect of employee shares issued are treated as stock options and are classified as a reduction in shareholders’ equity.

Under Australian GAAP, these amounts are disclosed as noncurrent  receivables.  The dividends applied against the employee share plan loans repaid are recognised as compensation expense for US GAAP. No compensation expense is recognised for Australian GAAP.

Commencing in 2001, the employee share plan added a choice of one free share for each share paid for in cash up to a maximum of 100 shares. For US GAAP the fair value of the free shares is recognised as compensation expense. No compensation expense is recognised for Australian GAAP.

G. Deferred income tax balances.  Under Australian GAAP all deferred tax balances are classified as non-current. Under US GAAP, deferred tax assets and liabilities are classified as current or non-current based on the classification of assets and liabilities to which timing differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items. Under Australian GAAP, deferred tax assets arising from timing differences are not carried forward as assets unless realisation is assured beyond reasonable doubt. Deferred tax assets arising from tax losses are not carried forward as assets unless the losses can be regarded as being virtually certain of realisation. Under US GAAP, deferred tax assets arising from timing differences and tax losses are carried forward as assets and then reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realised. This does not result in any difference to the net deferred income tax assets recognised by the CSR group as disclosed in note 8.

H. Other.  Includes immaterial adjustments to account for reversing capitalisation of trademarks; the foreign exchange effect of US GAAP adjustments; reversal of start up costs and research and development costs capitalised.

I. Executive Share Option Plan.  As discussed in Note 22, the CSR group issues options to its executives under the Executive Share Option Plan (the “plan”). Under Australian GAAP, no cost attributable to share options issued under the plan has been recognised in the statement of financial performance. Under US GAAP, the CSR group accounts for the plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations (“APB 25”). The plan is considered a variable plan as the number of shares the executives are entitled to receive are not known at the date of grant. The vesting of the share options is conditional on a share performance measure that is beyond the control of the CSR group; as such, compensation expense is only recognised under APB 25 when the target is achieved.

During the years ended March 31, 2003 and 2002, certain options vested as the share performance targets were met, and accordingly, the CSR group recognised compensation expense under APB 25 based on the excess of the market price on the measurement date over the exercise price of the share options. In addition, as a consequence of the demerger, CSR declared a special circumstance in February 2003, which allowed all eligible options to be exercised prior to the demerger taking effect. All options satisfied the performance hurdle and could be exercised during the trading window from late February to April 4, 2003. Accordingly the CSR group recognised additional compensation expense under APB 25 during the year ended March 31, 2003 for the remaining options that vested as a result of the demerger.

SFAS No.123 “Accounting for Stock-Based Compensation (“SFAS 123”) requires recognition of compensation expense for options over the vesting period based on the estimated grant date fair value of those options. The CSR group has determined the pro forma information (below) under the fair value method of SFAS 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions for options issued in each year:

	2003	2002	2001
Risk-free interest rate	5.89%	5.41%	6.29%
Dividend yield	3.65%	3.20%	5.00%
Volatility factor	23.6%	20.7%	20.4%
Weighted-average expected life (yrs)	4.21	4.44	3.28

The weighted-average fair values of options granted in 2003, 2002 and 2001 were A$1.30, A$1.33 and A$0.79 per option, respectively.

In accordance with SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure” (“SFAS 148”) the following table illustrates the effect on US GAAP net income and earnings per share if the CSR group had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	$ A million
Year ended March 31	2003	2002	2001
Net income, as reported	417.2	530.2	673.3
Add (deduct): Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	13.3	7.2	(2.4)

Pro forma net income	430.5	537.4	670.9

Earnings per share: (A$ per share)

Basic - as reported	0.45	0.56	0.67
Basic - proforma	0.46	0.57	0.67

Diluted - as reported	0.44	0.56	0.67
Diluted - proforma	0.45	0.57	0.67

J. Asset Impairment.  The US GAAP and Australian GAAP treatment of the Fiscal Year 2001 and 2003 asset impairments was identical. There were no asset impairments in Fiscal Year 2002. All asset impairments were recorded as other expenses from ordinary activities.

Fiscal Year 2001

During this fiscal year the CSR group undertook a strategic review of their businesses because of markedly different economic conditions and competitive positions in some markets, particularly in Asia, bricks in Australia and pipe rehabilitation in the US. This review identified certain assets that were not supported by future cash flows and this resulted in a write down of these assets and the raising of certain restructuring provisions as detailed below.

Construction - Readymix - Tianjin:  The detailed strategic review indicated the Tianjin assets were significantly over valued. Profit from ordinary activities before tax was at break-even but the business had no real upside except for the then possibility of the 2008 Olympics in Beijing. Given the low barriers to entry of this business in China, a writedown of A$37.8 million was made to the following assets.

	A$ million Original Value	A$ million Writedown
Property, plant & equipment	42.8	31.5
Working capital	3.2	1.3
Increase in bad debt provision		5.0

Construction - Pipes:  A decision was made to exit this business. A writedown of property, plant and equipment of A$1.0 million to estimated recoverable amount through sale was made (original book value of A$15.9 million). Working capital of A$2.1 million was written off and provisions for additional closure costs of A$4.5 million were raised.

Building - Insulation - Malaysia:  Increased competition in the Asian region resulted in lower returns to the businesses.  Consequently property, plant and equipment was written down by A$8.4 million (original book value A$15.2 million).

Building - Insulation - Thailand:  Increased competition in the Asian region resulted in lower returns to the businesses which necessitated a writedown in plant and equipment of A$7.4 million (original book value A$14.7 million) and a writedown in deferred costs of A$1.0 million (original book value A$1.6 million).

Building - Plasterboard - Indonesia:  The CSR group have exited the Indonesian plasterboard business. Excessive competition in this product in the Asian region made the business unprofitable. The CSR group provided A$6.9 million for site remediation and other exit costs.

Other Asian businesses:  A$1.0 million was provided for other costs associated with exiting a number of Asian businesses.

Building - Bricks - Schofields:  Schofields was constructed as a paver specific plant. This was justified on expected significant growth in the Australian clay paver market that did not eventuate, principally due to the development of alternate paver types and the popularity of stamped concrete.

As a consequence property, plant and equipment was written down by A$23.9 million (original book value A$50.3 million).

Rinker - Pipe rehabilitation:  This business is engaged in the rehabilitation of concrete pipes. Losses resulted in each of fiscal year 1999 and 2000 and, despite plans for a turnaround in fiscal year 2001, losses increased. This necessitated a writedown in property, plant and equipment of A$2.6 million (original book value A$11.4 million). License fees of A$6.7 million and goodwill of A$6.8 million were completely written off, and a redundancy provision of A$3.0 million was raised for the termination of eleven people. The eleven people were terminated in fiscal year 2002 at a total cost of A$3.3 million.

Fiscal Year 2003

Very Low Colour Sugar (VLC) was originally introduced to service the feedstock requirements of Australian and New Zealand refineries.

The intention of the VLC investment was to enable radical changes and cost savings to be made at the refineries through undertaking more of the refining process at the mill.

The refineries progressively moved away from VLC as a feedstock. The labour and other changes at the refineries had been made and were able to be sustained without the expense of the VLC feedstock.

Small quantities of VLC are now supplied to Sugar Australia for use at its WA liquid sugar facility, with the balance being supplied to QSL as a marketing trial. QSL has been seeking export opportunities for the product either directly or in a blended form. The trial was extended for a further year (2003 season), beyond that the longer-term outlook is uncertain.

CSR Sugar received advice from QSL on April 29, 2003 that it would not accept VLC product beyond the 2003 season. On this basis, we have reviewed the value of VLC assets.

The total written down value of VLC assets at March 2003 was A$19.9 million. Of this A$2.0 million was identified as being of use within the other operations of the mill and consequently a writedown of A$17.9 million was made against these assets. After reversing a provision of A$5.0 million created in prior years the net effect on before tax profit was A$12.9 million as reported in note 2 (A$9.0 million after tax).

K. Recently issued United States accounting standards.

Adopted in the current period

During the year ended March 31, 2003, the CSR group adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires costs associated with exit or disposal activities initiated after December 31, 2002 to be recognised when the costs are incurred, rather than at a date of commitment to an exit or disposal plan.  SFAS 146 also establishes that the liability should initially be measured and recorded at the fair value. The pronouncement will impact the timing of recognition and the initial measurement of liabilities for future costs associated with exit or disposal activities. The adoption of SFAS 146 did not have a material impact on the CSR group financial position or results of operations during the fourth quarter of the year ended March 31, 2003 as there were no significant one-time severance actions or other exit costs initiated after December 31, 2002 (as the demerger of Rinker Group Limited was initiated on November 19, 2002).

During the year ended March 31, 2003, CSR group adopted FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that at the inception of a guarantee (issued or modified after December 31, 2002), the guarantor must recognise a liability for the fair value of the obligation it assumes under that guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued.  The adoption of FIN 45 did not have a material impact on the CSR group financial position or results of operations.  See “Note 38. Contingent liabilities” for disclosures of guarantees.

Effective for the year ended March 31, 2003, CSR group adopted SFAS 148, which amends SFAS 123. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  Additionally, SFAS 148 requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format.  See “I. Executive Share Option Plan” within this Note for the additional disclosures made to comply with SFAS 148.  Rinker currently accounts for stock-based compensation in accordance with APB 25 and does not intend to adopt the provisions of SFAS 123. As such, the adoption of SFAS 148 did not have an impact on the CSR group financial position or results of operations.

To be fully adopted in future periods

On August 16, 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) which is effective for financial statements issued for fiscal years beginning after June 15, 2002 (fiscal year 2004 for the CSR group). The pronouncement addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. Management is currently reviewing SFAS 143 and has not yet determined its likely impact on the CSR group financial position or results of operations.

On April 30, 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”). The pronouncement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt” (“SFAS 4”) and an amendment to that statement, SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements” (“SFAS 64”) so that all gains and losses from the extinguishment of debt are aggregated and will now be classified as extraordinary only if they meet the criteria set forth in APB Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”; rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”; and amends SFAS No. 13, “Accounting for Leases” to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner. The provisions relating to the rescission of SFAS 4 and SFAS 64 are effective for fiscal years beginning after May 15, 2002 (fiscal year 2004 for the CSR group). The provisions relating to the amendment of SFAS 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. SFAS 145 will not have a material impact on the CSR group financial position or results of operations.

On January 17, 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities - an interpretation of ARB No. 51” (“FIN 46”).  The interpretation addresses consolidation by business enterprises of Variable Interest Entities (“VIEs”) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the enterprise will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the enterprise will hold a significant variable interest in, or have significant involvement with, an existing VIE. Pursuant to the transitional requirements of FIN 46, CSR group will adopt the consolidation guidance applicable to any existing VIEs on April 1, 2004. Any VIEs created after January 31, 2003 are immediately subject to the consolidation guidance in FIN 46. Management is currently reviewing FIN 46 and has not yet determined the impact of the adoption of FIN 46.

On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). The pronouncement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”).

SFAS 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. Management is currently reviewing SFAS 149 has not yet determined the impact of the adoption of SFAS 149 on the CSR group financial position or results of operations.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with

Characteristics of both Liabilities and Equity” (“SFAS 150”).  The pronouncement modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments issued or modified after May 31, 2003. Management is currently reviewing SFAS 150 and has not yet determined the impact of the adoption of SFAS 150 on the CSR group financial position or results of operations.

L. Amortisation of goodwill. Goodwill is subject to amortisation under Australian GAAP as described in Significant accounting policies. Under US GAAP, goodwill acquired in business combinations is not amortised in accordance with SFAS 142. Rather, goodwill is reviewed for impairment on an annual basis and on an interim basis when impairment factors indicate. Goodwill acquired on or prior to June 30, 2001 was amortised under US GAAP until the CSR group adopted SFAS 142 on April 1, 2002. This adjustment reverses the amortisation of goodwill.

Under the transitional guidance of SFAS 142, the CSR group was required to perform two steps - step one to test for a potential impairment of goodwill and, if potential losses were identified, step two to measure the impairment loss. The CSR group completed step one during the first half of fiscal year 2003 and determined that there were no such impairments. Accordingly, the performance of step two was not required.  Amortisation expense under US GAAP for the years ended March 31, 2003, 2002 and 2001 totaled A$10.1 million, A$95.5 million and A$79.0 million respectively. For each of the next five years, estimated amortisation expense relating to identified intangibles is expected to be A$1.1 million per year.

Movements in goodwill during the financial year ended March 31, 2003 and 2002 relate to acquisitions in Rinker Materials Corporation (as per note 35), foreign currency and amortisation (as per note 6). There were no re-allocations of goodwill between US GAAP reportable segments and no goodwill impairments during the years ended March 31, 2003 or 2002.  Goodwill and intangible assets with finite lives as of March 31, 2003 and 2002 are summarised in the following table which is prepared on a US GAAP basis. There are no intangible assets with indefinite lives.

	A$ million
	Gross carrying amount	Accumulated amortisation
2003
Goodwill	28.7	(18.2)

Intangible assets with finite lives:
Trademarks & tradenames	26.2	(9.5)
Total	26.2	(9.5)

2002
Goodwill	1,559.5	(426.5)

Intangible assets with finite lives:
Trademarks & tradenames	52.5	(17.9)
Patents, copyrights	1.8	(1.4)
Other	56.9	(23.1)
Total	111.2	(42.4)

As required by SFAS 142, the results for the previous fiscal years 2002 and 2001 have not been restated. A reconciliation of previously reported US GAAP net profit and earnings per share (“EPS”) to the amounts adjusted for the exclusion of goodwill amortisation net of the related income tax effect is presented below:

	A$ m
	2002	2001
Reported US GAAP net profit	530.2	673.3
Add: Goodwill amortisation (net of tax)	75.2	62.8
Adjusted US GAAP net profit	605.4	736.1

	A$ per share
Reported basic EPS	0.56	0.67
Add: Goodwill amortisation (net of tax)	0.08	0.06
Adjusted basic EPS	0.64	0.73

Reported diluted EPS	0.56	0.67
Add: Goodwill amortisation (net of tax)	0.08	0.06
Adjusted diluted EPS	0.64	0.73

M. Unrecognised real estate profit.  Under Australian GAAP profits on deferred settlement real estate sales are able to be recognised if the eventual receipt of payment is likely. Under US GAAP the profit is only recognised under SFAS No. 66 “Accounting for Sales of Real Estate” (“SFAS 66”) when specific criteria are met. This adjustment represents the reversal of real estate sales recognised under Australian GAAP which have not satisfied the SFAS 66 criteria.

N. Asbestos product liability provision.

Measurement of provision

Under AASB 1044 a provision must be recognised when (a) it is probable that a future sacrifice of economic benefits will be required; and (b) the amount of the provision can be measured reliably.  The term “probable” is defined as “more likely than not,” which generally denotes any statistical chance greater than 50 percent.

Under AASB 1044 the asbestos product liability provision is calculated as the net present value of anticipated compensation payments and legal costs arising from asbestos product liability claims projected until the 2050s (when the potentially exposed population is no longer living), as determined by an independent actuary and projections expert. See note 21.

Consistent with Australian GAAP, a provision must also be recognized under SFAS No. 5, “Accounting for Contingencies”
(“SFAS 5”) when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. However, the term “probable” under US GAAP differs from the Australian GAAP interpretation of a greater than 50 percent chance of occurring. If expressed as a statistical assessment, the term “probable” as used in US GAAP generally denotes a 70 percent to 90 percent chance of occurring.

In computing the asbestos product liability provision of the CSR group under SFAS 5, CSR considered actuarial and projection methodologies and industry practice. Although the actuary and projections expert provided estimates of projected future cash flows until the 2050s, based on the experts’ advice forecasts for shorter periods of time (such as 10 to 15 years) are more accurate than estimates for longer periods, and that any forecast beyond this period is subject to greater uncertainties, CSR adopted the upper end of the range, being a 15 year period, as a reasonable time period for projecting the cost of future asbestos-related claims against CSR group companies in Australia and the United States under SFAS 5.

CSR believes that the discounting of the SFAS 5 asbestos product liability provision is not appropriate under US GAAP as the timing of the settlement payments is not reliably determinable based on the guidance in Emerging Issues Task Force Issue No. 93-5, “Accounting for Environmental Liabilities.”

Based on the above, CSR concluded that it is probable that the undiscounted cost of its asbestos-related pending and future claims and legal costs against CSR group companies in Australia and the United States, determined in accordance with SFAS 5, was approximately A$326.2 million as of March 31, 2003 (A$151.7 million as of March 31, 2002, based on a projection of cash flows for 12 years in Australia and three years in the United States – see Increase in provision – year ended March 31, 2003).  Such provision is not materially different from the Australian GAAP asbestos product liability provision of A$332.3 million as of the same date (A$133.6 million as of March 31, 2002), and therefore, no adjustment has been recognised for this difference in accounting.

Increase in provision – year ended March 31, 2003

On April 1, 2002, CSR increased its asbestos product liability provision by A$205.2 million. As discussed in note 21, the increase in the provision under Australian GAAP was recorded as an adjustment to retained earnings as of April 1, 2002, as required by AASB 1044.

Under US GAAP the increase in the asbestos product liability provision is attributable to a change in estimate in the projected asbestos claims. In prior years, CSR only provided for 12 years of probable settlement and legal costs for pending and reasonably anticipated future asbestos claims in Australia and three years of probable settlement and legal costs for pending and reasonably anticipated future asbestos claims in the United States. As part of CSR’s ongoing estimation process, during the year ended March 31, 2003 CSR reviewed its asbestos product liability in consultation with independent experts and gave consideration to the nature of pending claims, recent settlement activity and the completion of a detailed review of the claims database. As a result, CSR now considers it appropriate to adopt a 15 year period as a reasonable time period for projecting the cost of future United States and Australian asbestos-related claims and legal costs against CSR group companies for US GAAP purposes as of March 31, 2003 (see Measurement of provision above). This change in estimate is accounted for in current year US GAAP net profit in accordance with APB Opinion No. 20, “Accounting Changes.”  The effect on US GAAP net profit after tax, basic earnings per share and diluted earnings per share for the year ended March 31, 2003 is A$(143.7) million, A$(0.15) and A$(0.15), respectively.

O. Earnings per share.  The CSR group adopted revised Australian Accounting Standard AASB 1027 “Earnings per share” (“AASB 1027”) on April 1, 2002. There is now no difference for the CSR group in earnings per share calculations under Australian and US GAAP. Prior to adoption of revised AASB 1027, Australian GAAP diluted earnings per share were calculated by adjusting income for the nominal earnings if all the options were converted to shares and by adjusting the number of shares for the conversion. Under US GAAP diluted earnings per share are adjusted after deducting the number of shares that could be purchased (at average share price for the year) from the proceeds if all the options were converted as follows;

2003
Weighted number of shares	937,706,109
Conversion options	8,745,834
Redemption of shares from proceeds	(6,637,443)
Diluted number of shares	939,814,500
2002
Weighted number of shares	944,837,585
Conversion options	13,459,793
Redemption of shares from proceeds	(7,498,421)
Diluted number of shares	950,798,957
2001
Weighted number of shares	1,003,324,299
Conversion options	15,469,034
Redemption of shares from proceeds	(14,066,713)
Diluted number of shares	1,004,726,620

P. Employee entitlements.  Employee entitlement provisions include a liability for long service leave. The assumptions used to calculate this liability are consistent with those used under SFAS 87 “Employers’ Accounting for Pensions” for US GAAP.

Q. Adoption of SAB 101.  Adoption of Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements” in 2001 has had no impact on the CSR group’s revenue recognition policy.

R. Consolidated statement of financial position - classification differences.  Under Australian GAAP, advances and loans made to associated entities are classified as receivables. Under US GAAP, such advances and loans made to associated entities are classified in the “investments accounted for using the equity method” account.

S. Superannuation (pension) fund.  In accounting for defined benefit superannuation funds, Australian GAAP requires the recognition of an expense to the CSR group only when contributions are paid or payable to the superannuation funds. Under US GAAP, the amount charged to the income statement in each accounting period is the net retirement benefit expense (net periodic pension income) which comprises actual service cost of the plan to the CSR group and the interest cost of the projected benefit obligations of the fund, less the actual return achieved by the assets invested in the plan and net amortisation and deferral of costs.

Commencing April 1, 2001 the Harwood Superannuation Fund (formerly CSR Australian superannuation fund) changed the way gains and losses are recognised for US GAAP purposes. The amount of gains and losses recognised exceeds the minimum amount required to be recognised under SFAS 87 and no corridor has been used in determining the amount recognised. The accumulated experience gains and losses are amortised over the expected future working lifetime of active defined benefit division members.

For 1998 to September 2001, the CSR group’s annual contribution to the Accumulation Division of the Harwood Superannuation Fund (essentially a defined contribution plan) was funded by a transfer from the surplus of the Defined Benefit Division, resulting in no expense recognition by the CSR group. Under US GAAP, this is accounted for as an asset reversion to the CSR group and subsequent expense.

If the accumulated benefit obligation exceeds the fair value of plan assets, the CSR group must recognise a liability (including unfunded accrued pension cost) that is at least equal to the unfunded accumulated benefit obligation. Recognition of an additional minimum liability is required if an unfunded accumulated benefit obligation exists and (a) an asset has been recognised as prepaid pension cost, (b) the liability already recognised as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognised.

Under US GAAP if an additional minimum pension liability is recognised, an equal amount shall be recognised as an intangible asset, provided that the asset recognised shall not exceed the amount of unrecognised prior service cost. If an additional minimum pension liability required to be recognised exceeds unrecognised prior service cost, the excess (which represents a net loss not yet recognised as net periodic pension cost) shall be reported as a separate component of equity. No such adjustment is required for Australian GAAP. The net impact in fiscal year 2003 was a reduction in US GAAP shareholders’ equity of A$57.9 million (fiscal year 2002 A$7.4 million).

In making the calculations in the following table, the rates below (weighted by total fund assets) have been used : discount 6.2% (2002: 6.1%, 2001: 6.7%), compensation increase 4.5% (2002: 4.8%, 2001: 4.8%) and return on assets 7.2% (2002: 7.3%, 2001: 7.7%).

Total expenses relating to defined benefit and defined contribution plans is disclosed in the statement of financial performance footnotes.

	2003 US$	2003 A$	2002 A$	2001 A$
(million)

Change in benefit obligation
Benefit obligation at the beginning of the financial year	162.4	268.7	269.0	224.0
Service cost (excluding expenses)	5.7	9.4	7.6	8.0
Interest cost	10.6	17.6	16.2	16.3
Employee contributions	0.4	0.6	0.6	0.6
Amendments	0.4	0.6	(0.1)	0.2
Actuarial loss	11.9	19.7	2.0	30.1
Acquisition	8.4	13.9	—	—
Demerger	(51.6)	(85.3)	—	—
Settlement	(4.1)	(6.8)	—	—
Benefits paid	(10.5)	(17.3)	(21.8)	(21.9)
Foreign exchange adjustment	(4.7)	(7.8)	(4.8)	11.7
Benefit obligation at the end of the financial year	128.9	213.3	268.7	269.0

Change in plan assets
Fair value of plan assets at the beginning of the financial year	156.9	259.6	278.3	308.2
Actual return on plan assets	(21.1)	(34.9)	9.0	(8.3)
Acquisition	8.0	13.2	—	—
Employer contribution	22.9	37.9	4.0	3.1
Employee contributions	0.4	0.6	0.6	0.6
Transfer to accumulation division	—	—	(6.8)	(12.8)
Demerger	(28.5)	(47.1)	—	—
Settlement	(4.2)	(6.9)	—	—
Benefits paid and expenses incurred	(10.5)	(17.3)	(21.8)	(22.7)
Foreign exchange adjustment	(3.0)	(4.9)	(3.7)	10.2
Fair value of plan assets at the end of the financial year	120.9	200.2	259.6	278.3
Total funded status	(8.0)	(13.1)	(9.1)	9.3
Rinker Materials Corporation superannuation funds	—	—	(24.6)	(14.4)
Monier PGH and Harwood Superannuation Fund	(8.0)	(13.1)	15.5	23.7
Transitional assets	(23.0)	(38.0)	(58.6)	(78.3)
Unrecognised net actuarial loss	67.0	110.9	89.4	94.7
Unrecognised prior service cost	—	—	3.6	7.1
Intangible asset	—	—	(2.5)	(3.1)

Accumulated other comprehensive income(a)	(35.0)	(57.9)	(7.4)	(3.2)
Total net prepaid benefit cost	1.0	1.9	15.4	26.5
Rinker Materials Corporation superannuation funds - accrued benefit cost	—	—	(17.2)	(13.0)
Monier PGH and Harwood Superannuation Fund - prepaid benefit cost	1.0	1.9	32.6	39.5
Components of net periodic benefit cost
Service cost (including expenses)	6.3	10.5	8.6	9.1
Interest cost	10.6	17.6	16.2	16.3
Expected return on plan assets	(12.9)	(21.4)	(20.1)	(23.9)
Amortisation of transitional assets	(11.8)	(19.6)	(19.6)	(19.6)
Amortisation of prior service cost	0.8	1.4	3.1	3.1
Settlement loss	2.5	4.2	—	—
Recognised net actuarial loss	8.7	14.4	16.9	0.3
Net periodic pension expense (income)	4.2	7.1	5.1	(14.7)

(a) Relates only to Harwood Superannuation Fund as Rinker group superannuation funds were demerged on March 28, 2003.

T. Derivatives and hedging.  Australian GAAP treatment of derivatives and hedging is disclosed in significant accounting policies. Effective April 1, 2001, the CSR group adopted SFAS 133. The standard requires an entity to recognise derivatives as assets or liabilities in the statement of financial position and measure them at fair value. The transition adjustment on April 1, 2001 resulted in a net charge after tax of A$104.1 million which was recorded in Other Comprehensive Income (“OCI”). Derivatives and hedging activities are managed as part of a formally documented risk management process outlined in the CSR group’s Financial and Commodity Price Risk Management Policy and in detailed Operational Guidelines. The risk management process detailed in the guidelines specifies what is an exposure, when it is recognised, the objectives of the risk management process, the need for a risk management plan, the approved hedging instruments and detailed reporting requirements. The CSR group’s hedging activities are under the direct control and review of the CSR group’s Finance Committee consisting of the Deputy Managing Director, the Chief Financial Officer, General Manager of Corporate Strategy and the Treasurer. The general objective of the CSR group’s risk management activities is to reduce the potential variability in financial returns thus contributing to more certainty and stability in profit outcomes.

Hedge effectiveness.  The CSR group measures hedge effectiveness through quarterly review of the retrospective and prospective relationship between changes in the value of a hedge and its underlying transaction. The methods used to assess effectiveness are the shortcut method based on criteria as stated in SFAS 133, matched terms method, dollar offset method and regression analysis. To the extent that option contracts are used as hedges, the intrinsic value of the option will be effective if all terms of the contract are matched with the underlying transaction. The time value of options (amounts excluded from the measurement of effectiveness) and any other ineffectiveness is reported through earnings in the current period.

For the year ended March 31, 2003, the earnings effect after tax of ineffectiveness was A$nil (2002: loss of A$0.1 million), and of items excluded from the measurement of effectiveness was a loss of A$0.1 million (2002: A$nil).

Fair value hedges.  Under SFAS 133, a fair value hedge mitigates exposure to changes in the fair value of an asset, liability or firm commitment. A fair value hedge protects against changes in value caused by variability in prices, costs or rates. The hedged item and the hedging instrument are marked-to-market in the statement of financial position. The resulting gains/losses on the effective portion of both the hedged item and the hedging instrument are recognised currently in earnings and will offset each other. Any movements in ineffectiveness are recorded in earnings in the current period. Hedged items include fixed rate debt and firm commitments for capital expenditure.

Cash flow hedges.  Under SFAS 133, a cash flow hedge mitigates exposure to variable cash flows of a forecasted transaction, asset or liability. A cash flow hedge protects against the risk caused by variable prices, costs or rates. The hedging instrument is marked-to-market in the statement of financial position.

The resulting gains/losses on the effective portion of a hedging instrument are recorded in OCI. Gains/losses on the ineffective portion of a hedging instrument are recognised currently in earnings. Amounts in OCI are reclassified to earnings when the hedged item is settled and/or otherwise recognized in earnings. Variable cash flows include variable rate debt and forecasted purchases and sales.

Net investment hedges.  Under SFAS 133, a net investment hedge mitigates foreign currency exposure of a net investment in a foreign operation. The accounting treatment of net investment hedges under US GAAP is consistent with Australian GAAP.

Other Derivatives.  Any other derivative transaction that cannot meet the designation requirement as a fair value, cash flow or net investment hedge, will be marked-to-market in earnings in the current period.

Other information.  The maximum time that the CSR group hedges anticipated transactions is four years in relation to aluminium commodity price hedges and the associated foreign exchange hedges.

The following table provides a reconciliation of OCI after tax for the years ended March 31, 2003 and 2002.

$A million	2003	2002
Opening balance as at April 1	8.5	104.1
Net loss reclassified to earnings	8.1	(58.9)
Changes in fair value of derivatives	(75.3)	(36.7)
Demerger of Rinker group	(10.9)	—
Closing balance March 31	(69.6)	8.5

Based on SFAS 133 revaluations as at March 31, 2003, CSR is expected to recognise a gain after tax through earnings of A$38.6 million on expiring hedging contracts in the next 12 months.

U. Fair value adjustment for Rinker Group Limited demerger. Included in significant items in the fiscal year 2003 is a A$1,429.7 million net gain attributable to the demerger of Rinker Group Limited at fair value. This gain is required to be recognised under Australian GAAP.  Under US GAAP, the demerger of Rinker Group Limited is accounted for at book value, and accordingly, no gain recognised.  As such, the net gain on demerger (excluding demerger transaction costs and related income tax benefit) has been reversed for US GAAP purposes.

V. Unrecognised insurance debtors.  Under Australian GAAP recognition of the insurance recovery is appropriate when management considers it is both probable and measurable. Under US GAAP, recognition of insurance proceeds are appropriate only when a company either receives proceeds or an irrevocable confirmation from the insurer of coverage of the related amount. These conditions have not been met therefore the insurance debtors are reversed for US GAAP.

W. Deferred litigation costs.  Under US GAAP Statement of Position No. 96-1 “Environmental Remediation Liabilities” paragraph 126, litigation costs involved with potential refunds cannot be deferred until realisation of the claim for recovery is considered probable and an asset relating to the recovery is recognised. This adjustment expenses litigation costs that have been deferred under Australian GAAP as the US GAAP criteria for recognition has not been met.

40  Consolidating financial information

Rinker Materials Corporation and its controlled entities

CSR Finance Limited, a 100% owned subsidiary of CSR Limited, is able to offer and sell certain securities from time to time pursuant to a registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission. CSR Limited will fully and unconditionally guarantee all securities issued by CSR Finance Limited pursuant to that registration statement.

No separate financial information has been provided for CSR Finance Limited. This is because CSR Finance Limited is a financing subsidiary of CSR Limited and CSR Limited does not believe that such information would be material to investors investing in any securities that may be issued by CSR Finance Limited pursuant to this registration statement on Form F-3, all of which will also be fully and unconditionally guaranteed by CSR Limited. CSR Finance Limited was 100% owned by CSR Limited during the periods reported and remains 100% owned subsequent to year end.

CSR Finance Limited is a corporation duly incorporated and in good standing in the Commonwealth of Australia, and is entitled to declare dividends and make loans to the extent legally permissible in the Commonwealth of Australia. In the event that CSR Finance Limited fails to pay the holders of the securities being offered and sold pursuant to a registration statement on Form F-3 directly, thereby requiring CSR Limited to make payment pursuant to the terms of its full and unconditional guarantee of those securities, there is no impediment to CSR Limited obtaining reimbursement for any such payments through dividends or loans from CSR Finance Limited to the full extent that such dividends or loans are permitted under applicable law.

Rinker Materials Corporation was a 100% owned subsidiary of CSR Limited prior to demerger from the CSR Group on March 28, 2003. As part of the financial restructuring to accommodate the demerger, certain outstanding US$ bonds were restructured. In particular, the indenture governing the US$250 million bonds due on July 21, 2005 paying interest of 6.875% per annum issued by Rinker Materials Corporation and guaranteed by CSR Limited was amended to add Rinker Group Limited as guarantor of Rinker Materials Corporation’s obligations under that indenture on the same terms and conditions as the existing guarantee from CSR Limited. Rinker Group Limited and Rinker Materials Corporation agreed to indemnify CSR Limited for any obligations that come due under the guarantee of CSR Limited in respect of these bonds. To support its indemnity, Rinker Materials Corporation has procured, under its US$1,077.5 million credit facilities, bank letters of credit for the benefit of CSR Limited, for any obligations that come due under CSR Limited’s guarantee obligations in respect of these bonds.

CSR Limited is providing in its consolidated financial statements included in this annual report on Form 20-F certain financial information regarding Rinker Materials Corporation. CSR Limited understands that Rinker Group Limited will also be providing in its consolidated financial statements to be included in its registration statement on Form 20-F certain financial information regarding Rinker Materials Corporation. In light of this financial information provided by CSR Limited and Rinker Group Limited and because the bonds issued by Rinker Materials Corporation and due on July 21, 2005 are fully and unconditionally guaranteed by CSR Limited and Rinker Group Limited, as well as the fact that bank letters of credit have been obtained for the benefit of CSR Limited to support the indemnity of Rinker Materials Corporation and Rinker Group Limited to CSR Limited for any obligations that come due under CSR Limited’s guarantee obligations in respect of these bonds, CSR Limited does not believe that separate, more formal financial statements of Rinker Materials Corporation would be material to investors investing in these bonds.

Year ended March 31, 2003(a)	A$ million
	CSR Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	CSR Consolidated

Statement of financial performance
Trading revenue - sale of goods	1,632.8	4,217.6	1,481.3	(48.8)	7,282.9
Cost of sales	(1,041.4)	(2,424.2)	(1,157.8)	29.3	(4,594.1)
Warehouse and distribution costs	(151.5)	(812.6)	(98.9)	—	(1,063.0)
Selling costs	(110.7)	(77.7)	(29.2)	—	(217.6)
Administration and other operating costs	(180.7)	(341.0)	(13.0)	—	(534.7)
Equity accounted result of subsidiaries (less dividends received)	(954.3)			954.3
Share of partnership net (loss) income	(1.2)	—	14.4	(13.5)	(0.3)
Share of associate entities’ net profit	13.4	(0.4)	24.9	15.7	53.6
Operating profit	(793.6)	561.7	221.7	937.0	926.8
Other revenue from ordinary activities	5,458.2	93.5	934.8	(1,712.7)	4,773.8
Other expenses from ordinary activities	(3,307.1)	(76.2)	(1,379.1)	1,508.3	(3,254.1)
Dividend income from controlled entities	678.5	—	111.4	(789.9)
Dividend income from others	2.0	0.2	0.1	—	2.3
Profit from ordinary activities before finance and income tax	2,038.0	579.2	(111.1)	(57.3)	2,448.8
Interest income	49.2	0.3	46.4	(87.0)	8.9
Borrowing income (costs)	14.9	(103.7)	(84.4)	59.0	(114.2)
Profit from ordinary activities before income tax	2,102.1	475.8	(149.1)	(85.3)	2,343.5
Income tax (expense) benefit relating to ordinary activities	(48.6)	(188.0)	(32.4)	2.7	(266.3)
Net profit before outside equity interests	2,053.5	287.8	(181.5)	(82.6)	2,077.2
Net profit attributable to outside equity interests		2.3	21.4	—	23.7
Net profit attributable to members of CSR Limited	2,053.5	285.5	(202.9)	(82.6)	2,053.5
Adjustment to opening retained profits on adoption of AASB 1044 - asbestos	(143.7)	—	—	(143.7)
(Decrease)/increase in foreign currency translation reserve arising on translation of self-sustaining foreign operations	—	(235.1)	(15.8)	38.1	(212.8)
Total revenue, expense and valuation adjustments attributable to members of CSR Limited recognised directly in equity	(143.7)	(235.1)	(15.8)	38.1	(356.5)
Total changes in equity not resulting from transactions with owners as owners	1,909.8	50.4	(218.7)	(44.5)	1,697.0

(a)  The demerger of Rinker Group Limited from CSR Limited occurred on March 28, 2003. The entire fiscal year has been presented because the period from March 28, 2003 to March 31, 2003 is de minimis.

Year ended March 31, 2002	A$ million
	CSR Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	CSR Consolidated

Statement of financial performance
Trading revenue - sale of goods	1,818.2	4,115.5	1,110.2	(59.2)	6,984.7
Cost of sales	(1,273.0)	(2,335.3)	(870.7)	34.2	(4,444.8)
Warehouse and distribution costs	(184.3)	(765.5)	(41.3)	—	(991.1)
Selling costs	(90.9)	(75.0)	(16.5)	—	(182.4)
Administration and other operating costs	(148.4)	(352.6)	(32.2)	20.7	(512.5)
Equity accounted result of subsidiaries (less dividends received)	86.1			(86.1)
Share of partnership net (loss) income	(0.3)	—	9.2	(9.2)	(0.3)
Share of associate entities’ net profit	9.2	—	27.3	9.2	45.7
Operating profit	216.6	587.1	186.0	(90.4)	899.3
Other revenue from ordinary activities	266.2	66.3	594.5	(744.0)	183.0
Other expenses from ordinary activities	(183.3)	(56.6)	(760.7)	841.8	(158.8)
Dividend income from controlled entities	210.5	—	187.8	(398.3)
Dividend income from others	1.3	0.3	0.7	—	2.3
Profit from ordinary activities before finance and income tax	511.3	597.1	208.3	(390.9)	925.8
Interest income	53.3	1.0	31.1	(60.6)	24.8
Borrowing income (costs)	11.3	(122.1)	(56.8)	35.5	(132.1)
Profit from ordinary activities before income tax	575.9	476.0	182.6	(416.0)	818.5
Income tax (expense) benefit relating to ordinary activities	(23.3)	(185.2)	(49.3)	14.1	(243.7)
Net profit before outside equity interests	552.6	290.8	133.3	(401.9)	574.8
Net profit attributable to outside equity interests		0.7	21.5	—	22.2
Net profit attributable to members of CSR Limited	552.6	290.1	111.8	(401.9)	552.6
Increase/(decrease) in asset revaluation reserve arising on revaluation of property, plant and equipment	—	—	5.9	(5.9)	—
(Decrease)/increase in foreign currency translation reserve arising on translation of self-sustaining foreign operations	—	(125.2)	6.0	14.3	(104.9)
Total revenue, expense and valuation adjustments attributable to members of CSR Limited recognised directly in equity	—	(125.2)	11.9	8.4	(104.9)
Total changes in equity not resulting from transactions with owners as owners	552.6	164.9	123.7	(393.5)	447.7

Year ended March 31, 2001	A$ million
	CSR Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	CSR Consolidated

Statement of financial performance
Trading revenue - sale of goods	1,808.0	3,589.5	1,186.3	(159.8)	6,424.0
Cost of sales	(1,244.7)	(2,105.0)	(885.5)	138.0	(4,097.2)
Warehouse and distribution costs	(199.6)	(630.6)	(43.9)	—	(874.1)
Selling costs	(73.6)	(68.6)	(17.9)	3.4	(156.7)
Administration and other operating costs	(166.8)	(296.1)	(25.4)	22.2	(466.1)
Equity accounted result of subsidiaries (less dividends received)	400.3			(400.3)
Share of partnership net (loss) income	(1.7)	0.9	11.4	(11.4)	(0.8)
Share of associate entities’ net profit	11.4	—	27.4	11.4	50.2
Operating profit	533.3	490.1	252.4	(396.5)	879.3
Other revenue from ordinary activities	81.8	78.2	967.9	(539.0)	588.9
Other expenses from ordinary activities	(158.5)	(75.9)	(637.2)	381.9	(489.7)
Dividend income from controlled entities	302.2	—	580.7	(882.9)
Dividend income from others	—	0.6	0.8		1.4
Profit from ordinary activities before finance and income tax	758.8	493.0	1,164.6	(1,436.5)	979.9
Interest income	109.5	3.2	51.1	(140.1)	23.7
Borrowing costs	(271.1)	(134.6)	(127.3)	377.6	(155.4)
Profit from ordinary activities before income tax	597.2	361.6	1,088.4	(1,199.0)	848.2
Income tax benefit (expense) relating to ordinary activities	36.9	(136.3)	(38.5)	(41.2)	(179.1)
Net profit before outside equity interests	634.1	225.3	1,049.9	(1,240.2)	669.1
Net (loss) profit attributable to outside equity interests		(0.1)	33.9	1.2	35.0
Net profit attributable to members of CSR Limited	634.1	225.4	1,016.0	(1,241.4)	634.1
(Decrease)/increase in asset revaluation reserve arising on revaluation of property, plant and equipment	(4.7)	12.5	(6.2)	(6.1)	(4.5)
Increase/(decrease) in foreign currency translation reserve arising on translation of self-sustaining foreign operations	—	302.6	19.3	(80.6)	241.3
Total revenue, expense and valuation adjustments attributable to members of CSR Limited recognised directly in equity	(4.7)	315.1	13.1	(86.7)	236.8
Total changes in equity not resulting from transactions with owners as owners	629.4	540.5	1,029.1	(1,328.1)	870.9

Year ended March 31, 2003	A$ million
	CSR Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	CSR Consolidated

Consolidated statement of financial position
The consolidated statement of financial position is not required for 2003 because Rinker Group Limited was spun-off prior to March 31, 2003.

Year ended March 31, 2002
Consolidated statement of financial position

Current assets
Cash	63.2	7.0	86.4	—	156.6
Receivables	1,566.4	531.6	1,671.7	(2,781.7)	988.0
Inventories	149.1	320.7	103.3	(0.6)	572.5
Other current assets	12.3	19.2	1.0	(7.0)	25.5
Current assets	1,791.0	878.5	1,862.4	(2,789.3)	1,742.6

Non-current assets
Receivables	862.0	7.0	1,516.4	(2,334.5)	50.9
Inventories	16.9	90.1	22.2	—	129.2
Equity accounted investment in subsidiaries	1,141.8			(1,141.8)
Investments accounted for using the equity method	125.5	—	191.1	—	316.6
Other financial assets	1,604.6	11.5	2,996.1	(4,572.0)	40.2
Property, plant and equipment	941.7	2,217.3	982.6	(3.7)	4,137.9
Intangibles	8.7	1,068.7	27.9	6.3	1,111.6
Deferred income tax assets	108.3	94.8	90.7	(10.8)	283.0
Other non-current assets	61.6	67.2	15.6	(5.7)	138.7
Non-current assets	4,871.1	3,556.6	5,842.6	(8,062.2)	6,208.1
Total assets	6,662.1	4,435.1	7,705.0	(10,851.5)	7,950.7

Current liabilities
Payables	1,204.6	686.8	1,812.7	(2,958.8)	745.3
Interest-bearing liabilities	5.3	5.9	92.8	—	104.0
Income tax liabilities	—	12.0	16.0	(10.7)	17.3
Provisions	229.4	75.8	38.8	8.6	352.6
Current liabilities	1,439.3	780.5	1,960.3	(2,960.9)	1,219.2

Non-current liabilities
Payables	0.4	41.8	1.0	—	43.2
Interest-bearing liabilities	872.2	1,497.1	1,758.7	(2,337.3)	1,790.7
Deferred income tax liabilities	115.2	245.7	158.2	0.5	519.6
Provisions	212.2	57.6	4.9	(1.1)	273.6
Non-current liabilities	1,200.0	1,842.2	1,922.8	(2,337.9)	2,627.1
Total liabilities	2,639.3	2,622.7	3,883.1	(5,298.8)	3,846.3
Net assets	4,022.8	1,812.4	3,821.9	(5,552.7)	4,104.4

Equity
Contributed equity	2,139.4	1,177.5	3,623.4	(4,800.9)	2,139.4
Reserves	101.6	340.0	273.0	(433.5)	281.1
Retained profits	1,781.8	287.6	(157.3)	(309.8)	1,602.3
Equity attributable to members of CSR Ltd	4,022.8	1,805.1	3,739.1	(5,544.2)	4,022.8
Outside equity interests in controlled entities		7.3	82.8	(8.5)	81.6
Total equity	4,022.8	1,812.4	3,821.9	(5,552.7)	4,104.4

	A$ million
	CSR Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	CSR Consolidated
Year ended March 31, 2003(a)
Statement of cash flows

Cash flows from operating activities
Receipts from customers	1,776.7	4,265.7	1,586.8	(56.5)	7,572.7
Payments to suppliers and employees	(1,649.3)	(3,433.4)	(1,255.1)	56.5	(6,281.3)
Dividends and distributions from associate entities and controlled entities	699.6	0.2	48.2	(678.5)	69.5
Interest received	50.0	0.9	7.3	(49.4)	8.8
Income tax paid	(19.7)	(145.1)	(32.8)		(197.6)
Net cash from operating activities	857.3	688.3	354.4	(727.9)	1,172.1

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	(74.8)	(170.9)	(69.5)		(315.2)
Proceeds from sale of property, plant and equipment and other non-current assets	22.0	50.5	25.2		97.7
Purchase of controlled entities and businesses net of cash acquired	—	(971.8)	—		(971.8)
Proceeds from sale of interests in controlled entities and businesses	26.3	45.5	—		71.8
Return of capital from Sugar Terminals Ltd	5.4	—	—		5.4
Loans and receivables advanced	(66.5)	—	(1.3)	60.2	(7.6)
Loans and receivables repaid	9.6	2.5	52.7	(60.2)	4.6
Net cash (used in) from investing activities	(78.0)	(1,044.2)	7.1	—	(1,115.1)

Cash flows from financing activities
Proceeds from issue of shares - CSR shareholders	42.8	—	—		42.8
Share buyback	(6.7)	—	—		(6.7)
Net (repayment of) proceeds from borrowings	(4.8)	465.2	205.8		666.2
Net financing of controlled entities	(289.9)	23.5	266.4
Dividends paid	(223.6)	—	(700.0)	678.5	(245.1)
Interest and other finance costs paid	(26.6)	(88.7)	(45.5)	49.4	(111.4)
Net cash (used in) from financing activities	(508.8)	400.0	(273.3)	727.9	345.8

Net increase in cash held	270.5	44.1	88.2		402.8
Cash at the beginning of the financial year	63.2	7.0	86.4		156.6
Cash in demerged entities		(47.1)	(137.7)		(184.8)
Effects of exchange rate changes	0.5	(4.0)	(5.0)		(8.5)
Net cash at the end of the financial year	334.2		31.9		366.1

(a)	The demerger of Rinker Group Limited from CSR Limited occurred on March 28, 2003. The entire fiscal year has been presented because the period from March 28, 2003 to March 31, 2003 is de minimis.

	A$ million
	CSR Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	CSR Consolidated
Year ended March 31, 2002
Statement of cash flows

Cash flows from operating activities
Receipts from customers	2,058.9	4,134.0	1,119.0	(53.6)	7,258.3
Payments to suppliers and employees	(1,916.1)	(3,247.4)	(904.4)	80.8	(5,987.1)
Dividends, and distributions from associate entities and controlled entities	227.3	0.3	37.5	(210.5)	54.6
Interest received	53.4	3.7	19.8	(49.1)	27.8
Tax refund from Australian Taxation Office	33.0	—	—		33.0
Income tax paid	—	(135.6)	(56.2)		(191.8)
Net cash from operating activities	456.5	755.0	215.7	(232.4)	1,194.8

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	(121.3)	(281.3)	(24.4)		(427.0)
Proceeds from sale of property, plant and equipment and other non-current assets	19.3	33.8	67.5		120.6
Purchase of controlled entities and businesses net of cash acquired	(1.2)	(157.3)	—		(158.5)
Proceeds from sale of interests in controlled entities and businesses	9.1	32.6	1.0	(27.2)	15.5
Loans and receivables advanced	(0.9)	(0.2)	(0.1)		(1.2)
Loans and receivables repaid	3.3	9.9	0.1		13.3
Net cash (used in) from investing activities	(91.7)	(362.5)	44.1	(27.2)	(437.3)

Cash flows from financing activities
Proceeds from issue of shares - CSR shareholders	22.9		—		22.9
Share buyback	(208.5)		—		(208.5)
Net proceeds from (repayment of) borrowings	4.5	(253.0)	5.5		(243.0)
Net financing of controlled entities	31.0	(73.2)	42.2
Dividends paid	(216.3)	(1.1)	(249.3)	210.5	(256.2)
Interest and other finance costs paid	(24.5)	(95.8)	(47.1)	49.1	(118.3)
Hedging of foreign operations	—	—	3.3		3.3
Net cash (used in) from financing activities	(390.9)	(423.1)	(245.4)	259.6	(799.8)

Net (decrease) increase in cash held	(26.1)	(30.6)	14.4		(42.3)
Cash at the beginning of the financial year	88.0	38.7	72.8		199.5
Effects of exchange rate changes	1.3	(1.1)	(0.8)		(0.6)
Net cash at the end of the financial year	63.2	7.0	86.4		156.6

	A$ million
	CSR Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	CSR Consolidated
Year ended March 31, 2001
Statement of cash flows

Cash flows from operating activities
Receipts from customers	2,017.5	3,661.7	1,055.9	(15.9)	6,719.2
Payments to suppliers and employees	(2,106.4)	(2,910.8)	(544.0)	15.9	(5,545.3)
Dividends and distributions from associate entities and controlled entities	303.1	1.5	36.7	(302.2)	39.1
Interest received	111.7	3.9	9.5	(100.4)	24.7
Income tax paid	—	(130.9)	(82.6)		(213.5)
Net cash from operating activities	325.9	625.4	475.5	(402.6)	1,024.2

Cash flows from investing activities
Purchase of property, plant and equipment and other non-current assets	(91.9)	(273.4)	(25.8)		(391.1)
Proceeds from sale of property, plant and equipment and other non-current assets	19.7	53.2	19.5		92.4
Purchase of controlled entities and businesses net of cash acquired	(2.9)	(1,090.2)			(1,093.1)
Return of capital from associate entities	0.6		5.0		5.6
Proceeds from sale of interests in controlled entities and businesses	353.9	22.7	407.1		783.7
Loans and receivables advanced	(0.8)	(1.3)	—		(2.1)
Loans and receivables repaid	20.5	4.4	0.2		25.1
Net cash from (used in) investing activities	299.1	(1,284.6)	406.0		(579.5)

Cash flows from financing activities
Proceeds from issue of shares – CSR shareholders	14.4				14.4
Share buyback	(340.7)				(340.7)
Net proceeds from borrowings	0.5	418.7	17.0		436.2
Net financing of controlled entities	46.2	356.4	(402.6)
Dividends paid	(231.2)	—	(347.5)	302.2	(276.5)
Interest and other finance costs paid	(37.9)	(130.0)	(100.0)	100.4	(167.5)
Hedging of foreign operations	—	—	(56.1)		(56.1)
Net cash (used in) from financing activities	(548.7)	645.1	(889.2)	402.6	(390.2)

Net increase (decrease) in cash held	76.3	(14.1)	(7.7)		54.5
Cash at the beginning of the financial year	6.3	42.3	72.1		120.7
Effects of exchange rate changes	5.4	10.5	8.4		24.3
Net cash at the end of the financial year	88.0	38.7	72.8		199.5

	A$ million
	CSR Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	CSR Consolidated

Year ended March 31, 2003
United States generally accepted accounting principles (US GAAP) information

Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of CSR Limited	2,053.5	285.5	(202.9)	(82.6)	2,053.5

Revaluation of non-current assets	1.6	8.3	1.6	—	11.5
Divestment of assets to joint venture entities	2.8	—	—	—	2.8
Employee shares and share loans (Universal share/option plan)	(3.5)	—	—	—	(3.5)
Other	(1.3)	(0.9)	—	—	(2.2)
Executive option plan	(17.0)	—	—	—	(17.0)
Amortisation of goodwill written back	0.4	82.6	0.4	1.2	84.6
Superannuation (pension) fund	26.5	3.6	0.6	—	30.7
Accounting for derivative instruments and hedging	(0.1)	(1.2)	—	—	(1.3)
Unrecognised real estate profit	(21.4)	—	—	—	(21.4)
Adoption of AASB 1044	(205.2)	—	—	—	(205.2)
Fair value adjustment for Rinker Group Limited demerger	(2287.6)	—	738.4	—	(1,549.2)
Unrecognised insurance debtors	—	(2.3)	(3.9)	—	(6.2)
Deferred litigation costs not recognised	(10.0)	—	—	—	(10.0)
Deferred tax effect of US GAAP adjustments	56.3	(7.8)	1.6	—	50.1
Equity accounted result of subsidiaries	822.2			(822.2)
	(1,636.3)	82.3	738.7	(821.0)	(1,636.3)
US GAAP net profit attributable to members of CSR Limited	417.2	367.8	535.8	(903.6)	417.2

Reconciliation of equity

The reconciliation of equity is not required for 2003 because Rinker Group Limited was spun-off prior to March 31, 2003.

	A$ million
	CSR Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	CSR Consolidated

Year ended March 31, 2002
United States generally accepted accounting principles (US GAAP) information

Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of CSR Limited	552.6	290.1	111.8	(401.9)	552.6

Revaluation of non-current assets	(2.7)	10.6	0.3		8.2
Divestment of assets to joint venture entities	2.8	—	—		2.8
Restructure and rationalisation	(11.0)	—	—		(11.0)
Acquisition accounting	—	(3.8)	—		(3.8)
Employee shares and share loans (Universal share/option plan)	(2.8)	—	—		(2.8)
Other	(0.9)	0.8	—		(0.1)
Executive option plan	(10.4)		—		(10.4)
Amortisation of goodwill written back	—	0.5	—		0.5
Superannuation (pension) fund	(7.4)	(1.0)	0.4		(8.0)
Accounting for derivative instruments and hedging	0.2	(0.3)	—		(0.1)
Deferred tax effect of US GAAP adjustments	4.5	(2.1)	(0.1)		2.3
Equity accounted result of subsidiaries	5.3			(5.3)
	(22.4)	4.7	0.6	(5.3)	(22.4)
US GAAP net profit attributable to members of CSR Limited	530.2	294.8	112.4	(407.2)	530.2

Reconciliation of equity
Equity attributable to members of CSR Limited	4,022.8	1,805.1	3,739.1	(5,544.2)	4,022.8

Net effect of US GAAP adjustments on items within the statement of financial position
Current assets
receivables (reclassify loans and receivables to associate entities)	(22.9)	—	(23.2)		(46.1)
deferred income tax assets (reclassification from non-current)	47.7	56.1	81.8	(10.7)	174.9
deferred income tax assets (derivative instruments and hedging)	1.9	0.8	4.6	(3.2)	4.1
other financial assets (derivative instruments and hedging)	5.7	—	20.6		26.3
Non-current assets
property, plant and equipment (revaluation and impairment)	(113.5)	(74.1)	(64.4)		(252.0)
property, plant and equipment (other)	6.2	0.8	(1.0)		6.0
intangibles (acquisition accounting goodwill)	—	104.5	—		104.5
intangibles (reverse capitalisation of trademarks)	—	(4.0)	(10.4)		(14.4)
intangibles (reverse SFAS 142 goodwill amortisation)	—	0.5	—		0.5
intangibles (superannuation (pension) fund)	—	2.5	—		2.5
receivables (reclassify loans to associate entities)	(16.1)	—	—		(16.1)
deferred income tax assets (reclassification to current)	(106.7)	(54.9)	(90.7)	9.3	(243.0)
equity accounted result of subsidiaries	(171.4)			171.4
other financial assets (derivative instruments and hedging)	0.4	10.2	12.4	(0.1)	22.9
investments accounted for using the equity method (divestment of assets)	(17.1)	—	(6.3)		(23.4)
investments accounted for using the equity method (SFAS 133)	—	—	(6.5)		(6.5)
investments accounted for using the equity method (reclassify loans)	39.0	—	23.2		62.2
receivables (employee share loans)	(19.3)	(5.5)	—		(24.8)
other (superannuation (pension) fund)	27.7	(12.8)	11.9		26.8
other	10.0	(5.7)	—		4.3
Current liabilities
deferred income tax liabilities (reclassification from non-current)	7.3	(26.3)	(3.1)		(22.1)
provision for dividend	121.7	—	—		121.7
other financial liabilities (derivative instruments and hedging)	(12.0)	(1.7)	(30.1)	10.6	(33.2)
other (minimum pension liability)	—	(9.9)	—		(9.9)
Non-current liabilities
deferred income tax liabilities (acquisition accounting)	—	(119.4)	—		(119.4)
deferred income tax liabilities (reclassification to current)	60.5	26.3	10.3		97.1
deferred income tax liabilities (US GAAP profit adjustments)	7.4	27.7	(4.9)		30.2
other financial liabilities (derivative instruments and hedging)	(5.6)	(15.3)	(6.5)	5.2	(22.2)
	(149.1)	(100.2)	(82.3)	182.5	(149.1)
US GAAP equity attributable to members of CSR Limited	3,873.7	1,704.9	3,656.8	(5,361.7)	3,873.7

	A$ million
	CSR Limited	Rinker Materials Corporation and its controlled entities	Non- guarantor subsidiaries	Consolidation adjustments	CSR Consolidated

Year ended March 31, 2001
United States generally accepted accounting principles (US GAAP) information

Reconciliation of net profit
Profit from ordinary activities after income tax attributable to members of CSR Limited	634.1	225.4	1,016.0	(1,241.4)	634.1

Revaluation of non-current assets	(1.3)	(6.0)	39.0		31.7
Divestment of assets to joint venture entities	2.8	—	—		2.8
Restructure and rationalisation	11.0	—	—		11.0
Acquisition accounting	—	(5.1)	—		(5.1)
Employee shares and share loans (Universal share/option plan)	(2.4)	—	—		(2.4)
Other	(0.7)	0.2	(0.1)		(0.6)
Superannuation (pension) fund	7.1	(2.3)	0.2		5.0
Deferred tax effect of US GAAP adjustments	(6.2)	2.7	0.3		(3.2)
Equity accounted result of subsidiaries	28.9			(28.9)
	39.2	(10.5)	39.4	(28.9)	39.2
US GAAP net profit attributable to members of CSR Limited	673.3	214.9	1,055.4	(1,270.3)	673.3

Reconciliation of equity
Equity attributable to members of CSR Limited	3,983.1	1,640.7	3,729.0	(5,369.7)	3,983.1

Net effect of US GAAP adjustments on items within the statement of financial position
Current assets
receivables (reclassify loans and receivables to associate entities)	(12.9)	—	(3.0)		(15.9)
deferred income tax assets (reclassification from non-current)	90.8	—	30.4		121.2
Non-current assets
property, plant and equipment (revaluation and impairment)	(110.8)	(90.7)	(65.1)		(266.6)
property, plant and equipment (other)	6.7	0.2	(1.2)		5.7
intangibles (acquisition accounting goodwill)	—	125.7	—		125.7
intangibles (reverse capitalisation of trademarks)	—	(3.9)	(10.4)		(14.3)
receivables (reclassify loans to associate entities)	(15.2)	—	—		(15.2)
deferred income tax assets (reclassification to current)	(174.4)	—	(91.6)		(266.0)
equity accounted result of subsidiaries	(174.5)			174.5
investments accounted for using the equity method (divestment of assets)	(19.9)	—	(6.3)		(26.2)
investments accounted for using the equity method (reclassify loans)	28.1	—	3.0		31.1
receivables (employee share loans)	(20.1)	(7.1)	—		(27.2)
other (superannuation (pension) fund)	37.3	(15.0)	11.6		33.9
other	7.3	(3.2)	—		4.1
Current liabilities
deferred income tax liabilities (reclassification from non-current)	7.3	—	(2.9)		4.4
provision for dividend	114.4	—	—		114.4
other	11.0	—	—		11.0
Non-current liabilities
deferred income tax liabilities (acquisition accounting)	—	(137.7)	—		(137.7)
deferred income tax liabilities (reclassification to current)	76.3	—	67.4		143.7
deferred income tax liabilities (US GAAP profit adjustments)	8.5	32.7	(7.4)		33.8
	(140.1)	(99.0)	(75.5)	174.5	(140.1)
US GAAP equity attributable to members of CSR Limited	3,843.0	1,541.7	3,653.5	(5,195.2)	3,843.0